  1

Exhibit

99.1
Barclays

PLC

This

exhibit

includes

portions

from

the

previously

published

Results

Announcement

of

Barclays

PLC

relating

to

the

six

months
ended

30

June

2020,

as

amended

in

part

to

comply

with

the

requirements

of

Regulation

G

and

Item

10(e)

of

Regulation

S-K
promulgated

by

the

US

Securities

and

Exchange

Commission

(SEC),

including

the

reconciliation

of

certain

financial

information

to
comparable

measures

prepared

in

accordance

with

International

Financial

Reporting

Standards

(IFRS).

The

purpose

of

this
document

is

to

provide

such

additional

disclosure

as

required

by

Regulation

G

and

Regulation

S-K

item

10(e),

to

delete

certain
information

not

in

compliance

with

SEC

regulations

and

to

include

reconciliations

of

certain

non-IFRS

figures

to

the

most

directly
equivalent

IFRS

figures

for

the

periods

presented.

This

document

does

not

update

or

otherwise

supplement

the

information
contained

in

the

previously

published

Results

Announcement.

Any

reference

to

a

website

in

this

document

is

made

for
informational

purposes

only,

and

information

found

at

such

websites

is

not

incorporated

by

reference

into

this

document.

An

audit

opinion

has

not

been

rendered

in

respect

of

this

document.

Table

of

Contents

  2

Results

Announcement
Page
Notes
3
Performance

Highlights
5
Group

Finance

Director’s

Review
7
Results

by

Business
●

Barclays

UK

9
●

Barclays

International

12
●

Head

Office

16
Quarterly

Results

Summary
17
Quarterly

Results

by

Business
18
Performance

Management
●

Margins

and

Balances

24
Risk

Management
●

Risk

Management

and

Principal

Risks

25
●

Credit

Risk

27
●

Market

Risk

44
●

Treasury

and

Capital

Risk

45
Condensed

Consolidated

Financial

Statements
56
Financial

Statement

Notes
62
Appendix:

Non-IFRS

Performance

Measures
87
Shareholder

Information
98
Glossary

of

Terms
99
Capitalisation

and

Indebtedness
117

BARCLAYS

PLC,

1

CHURCHILL

PLACE,

LONDON,

E14

5HP,

UNITED

KINGDOM.

TELEPHONE:

+44

(0)

20

7116

1000.

COMPANY

NO.

48839.

Notes

The

terms

Barclays

or

Group

refer

to

Barclays

PLC

together

with

its

subsidiaries.

Unless

otherwise

stated,

the

income

stat

ement

analysis

compares

the

six
months

ended

30

June

2020

to

the

corresponding

six

months

of

2019

and

balance

sheet

analysis

as

at

30

June

2020

with

comparatives

relating

to

31
December

2019

and

30

June

2019.

The

abbreviations

‘£m’

and

‘£bn’

represent

millions

and

thousands

of

millions

of

Pounds

Sterling

respectively;

the
abbreviations

‘$m’

and

‘$bn’

represent

millions

and

thousands

of

millions

of

US

Dollars

respectively;

and

the

abbreviations

‘€m’

and

‘€bn’

represent

millions
and

thousands

of

millions

of

Euros

respectively.

There

are

a

number

of

key

judgement

areas,

for

example

impairment

calculations,

which

are

based

on

models

and

which

are

subject

to

ongoing

adjustment
and

modifications.

Reported

numbers

reflect

best

estimates

and

judgements

at

the

given

point

in

time.
Relevant

terms

that

are

used

in

this

document

but

are

not

defined

under

applicable

regulatory

guidance

or

International

Financial

Reporting

Standards

(IFRS)
are

explained

in

the

results

glossary

that

can

be

accessed

at

home.barclays/investor

-relations/reports-and-events/latest-financial-results.

The

information

in

this

announcement,

which

was

approved

by

the

Board

of

Directors

on

28

July

2020,

does

not

comprise

statutory

accounts

within

the
meaning

of

Section

434

of

the

Companies

Act

2006.

Statutory

accounts

for

the

year

ended

31

December

2019,

which

contained

an

unmodified

audit

report
under

Section

495

of

the

Companies

Act

2006

(which

did

not

make

any

statements

under

Section

498

of

the

Companies

Act

2006)

have

been

delivered

to

the
Registrar

of

Companies

in

accordance

with

Section

441

of

the

Companies

Act

2006.
Barclays

is

a

frequent

issuer

in

the

debt

capital

markets

and

regularly

meets

with

investors

via

formal

road-shows

and

other

ad

hoc

meetings.

Consistent

with
its

usual

practice,

Barclays

expects

that

from

time

to

time

over

the

coming

quarter

it

will

meet

with

investors

globally

to

discuss

these

results

and

other
matters

relating

to

the

Group.

Non-IFRS

performance

measures
Barclays

management

believes

that

the

non-IFRS

performance

measures

included

in

this

document

provide

valuable

information

to

the

readers

of

the
financial

statements

as

they

enable

the

reader

to

identify

a

more

consistent

basis

for

comparing

the

businesses’

performance

between

financial

periods

and
provide

more

detail

concerning

the

elements

of

performance

which

the

managers

of

these

businesses

are

most

directly

able

to

influence

or

are

relevant

for
an

assessment

of

the

Group.

They

also

reflect

an

important

aspect

of

the

way

in

which

operating

targets

are

defined

and

performance

is

monitored

by
Barclays

management.

However,

any

non-IFRS

performance

measures

in

this

document

are

not

a

substitute

for

IFRS

measures

and

readers

should

consider
the

IFRS

measures

as

well.

Refer

to

the

appendix

on

pages

87

to

97

for

further

information

and

calculations

of

non-IFRS

performance

measures

included
throughout

this

document,

and

the

most

directly

comparable

IFRS

measures.

Key

non-IFRS

measures

included

in

this

document,

and

the

most

directly

comparable

IFRS

measures,

are:

–

Attributable

profit

excluding

litigation

and

conduct

represents

attributable

profit

excluding

litigation

and

conduct

charges.

The

comparable

IFRS

measure

is
attributable

profit.

A

reconciliation

is

provided

on

pages

89

to

96;

–

Average

allocated

equity

represents

the

average

shareholders’

equity

that

is

allocated

to

the

businesses.

The

comparable

IFRS

measure

is

average

equity.

A
reconciliation

is

provided

on

pages

89

to

95;

–

Average

allocated

tangible

equity

is

calculated

as

the

average

of

the

previous

month’s

period

end

allocated

tangible

equity

and

the

current

month’s

period
end

allocated

tangible

equity.

The

average

allocated

tangible

equity

for

the

period

is

the

average

of

the

monthly

averages

within

that

period.

Period

end
allocated

tangible

equity

is

calculated

as

13.0%

(2019:

13.0%)

of

RWAs

for

each

business,

adjusted

for

capital

deductions,

excluding

goodwill

and

intangible
assets,

reflecting

the

assumptions

the

Group

uses

for

capital

planning

purposes.

Head

Office

allocated

tangible

equity

represents

the

difference

between

the
Group’s

tangible

shareholders’

equity

and

the

amounts

allocated

to

businesses.

The

comparable

IFRS

measure

is

average

equity.

A

reconciliation

is

provided
on

pages

89

to

95;

–

Average

tangible

shareholders’

equity

is

calc

ulated

as

the

average

of

the

previous

month’s

period

end

tangible

equity

and

the

current

month’s

period

end
tangible

equity.

The

average

tangible

shareholders’

equity

for

the

period

is

the

average

of

the

monthly

averages

within

that

period.

The

comparable

IFRS
measure

is

average

equity.

A

reconciliation

is

provided

on

pages

89

to

95;

–

Basic

earnings

per

share

excluding

litigation

and

conduct

is

calculated

by

dividing

statutory

profit

after

tax

attributable

to

ordinary

shareholders

excluding
litigation

and

conduct

charges,

by

the

basic

weighted

average

number

of

shares.

The

comparable

IFRS

measure

is

basic

earnings

per

share.

A

reconciliation

is
provided

on

pages

89

to

91;

–

Cost:

income

ratio

excluding

litigation

and

conduct

represents

operating

expenses

excluding

litigation

and

conduct

charges,

divided

by

total

income.

The
comparable

IFRS

measure

is

cost:

income

ratio.

A

reconciliation

is

provided

on

pages

89

to

95;

–

Operating

expenses

excluding

litigation

and

conduct

represents

operating

expenses

excluding

litigation

and

conduct

charges.

The

comparable

IFRS

measure
is

operating

expenses.

A

reconciliation

is

provided

on

pages

89

to

95;

–

Pre

-provision

profits

is

calculated

by

excluding

credit

impairment

charges

from

profit

before

tax.

The

comparable

IFRS

measure

is

profit

before

tax.

A
reconciliation

is

provided

on

pages

89

to

91;

–

Pre

-provision

profits

excluding

litigation

and

conduct

is

calculated

by

excluding

litigation

and

conduct,

and

credit

impairment

charges

from

profit

before

tax.
The

comparable

IFRS

measure

is

profit

before

tax.

A

reconciliation

is

provided

on

pages

89

to

91;

–

Profit

before

tax

excluding

litigation

and

conduct

represents

profit

before

tax

excluding

litigation

and

conduct

charges.

The

comparable

IFRS

measure

is
profit

before

tax.

A

reconciliation

is

provided

on

pages

89

to

96;

–

Return

on

average

allocated

equity

represents

the

return

on

shareholders’

equity

that

is

allocated

to

the

businesses.

The

comparable

IFRS

measure

is

return
on

equity.

A

reconciliation

is

provided

on

page

97;

–

Return

on

average

allocated

tangible

equity

is

calculated

as

the

annualised

profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,

as

a
proportion

of

average

allocated

tangible

equity.

The

comparable

IFRS

measure

is

return

on

equity.

A

reconciliation

is

provided

on

page

97;

–

Return

on

average

allocated

tangible

equity

excluding

litigation

and

conduct

is

calculated

as

the

annualised

profit

after

tax

attributable

to

ordinary

equity
holders

of

the

parent

excluding

litigation

and

conduct

charges,

as

a

proportion

of

average

allocated

tangible

equity.

The

comparable

IFRS

measure

is

return
on

equity.

A

reconciliation

is

provided

on

page

97;

–

Return

on

average

tangible

shareholders’

equity

is

calculated

as

the

annualised

profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,

as

a
proportion

of

average

shareholders’

equity

excluding

non-controlling

interests

and

other

equity

instruments

adjusted

for

the

deduction

of

intangible

assets
and

goodwill.

The

comparable

IFRS

measure

is

return

on

equity.

A

reconciliation

is

provided

on

page

97;

and

Notes

–

Tangible

net

asset

value

per

share

is

calculated

by

dividing

shareholders’

equity,

excl

uding

non-controlling

interests

and

other

equity

instruments,

less
goodwill

and

intangible

assets,

by

the

number

of

issued

ordinary

shares.

The

comparable

IFRS

measure

is

net

asset

value

per

share.

A

rec

onciliation

is
provided

on

page

96.

Forward

-looking

statements
This

document

contains

certain

forward-looking

statements

within

the

meaning

of

Section

21E

of

the

US

Securities

Exchange

Act

of

1934,

as

amended,

and
Section

27A

of

the

US

Securities

Act

of

1933,

as

amended,

with

respect

to

the

Group.

Barclays

cautions

readers

that

no

forward

-looking

statement

is

a
guarantee

of

future

performance

and

that

actual

results

or

other

financial

condition

or

performance

measures

could

differ

materially

from

those

contained

in
the

forward

-looking

stateme

nts.

These

forward

-looking

statements

can

be

identified

by

the

fact

that

they

do

not

relate

only

to

historical

or

current

facts.
Forward

-looking

statements

sometimes

use

words

such

as

‘may’,

‘will’,

‘seek’,

‘continue’,

‘aim’,

‘anticipate’,

‘target’,

‘projected’,

‘expect’,

‘estimate’,

‘intend’,
‘plan’,

‘goal’,

‘believe’,

‘achieve’

or

other

words

of

similar

meaning.

Forward

-looking

statements

can

be

made

in

writing

but

also

may

be

made

verbally

by
members

of

the

management

of

the

Group

(including,

without

limitation,

during

management

presentations

to

financial

analysts)

in

connection

with

this
document.

Examples

of

forward

-looking

statements

include,

among

others,

statements

or

guidance

regarding

or

relating

to

the

Group’s

future

financial
position,

income

growth,

assets,

impairment

charges,

provisions,

business

strategy,

capital,

leverage

and

other

regulatory

ratios,

payment

of

dividends
(including

dividend

payout

ratios

and

expected

payment

strategies),

projected

levels

of

growth

in

the

banking

and

financial

markets,

projected

costs

or
savings,

any

commitments

and

targets,

estimates

of

capital

expenditures,

plans

and

objectives

for

future

operations,

projected

employee

numbers,

IFRS
impacts

and

other

statements

that

are

not

historical

fact.

By

their

nature,

forward

-looking

statements

involve

risk

and

uncertainty

because

they

relate

to
future

events

and

circumstances.

The

forward

-looking

statements

speak

only

as

at

the

date

on

which

they

are

made

and

such

statements

may

be

affected

by
changes

in

legislation,

the

development

of

standards

and

interpretations

under

IFRS,

including

evolving

practices

with

regard

to

the

interpretation

and
application

of

accounting

and

regulatory

standards,

the

outcome

of

current

and

future

legal

proceedings

and

regulatory

investigati

ons,

future

levels

of
conduct

provisions,

the

policies

and

actions

of

governmental

and

regulatory

authorities,

geopolitical

risks

and

the

impact

of

competition.

In

addition,

factors
including

(but

not

limited

to)

the

following

may

have

an

effect:

capital,

leverage

and

other

regulatory

rules

applicable

to

past,

current

and

future

periods;

UK,
US,

Eurozone

and

global

macroeconomic

and

business

conditions;

the

effects

of

any

volatility

in

credit

markets;

market

related

risks

such

as

changes

in
interest

rates

and

foreign

exchange

rates;

effects

of

changes

in

valuation

of

credit

market

exposures;

changes

in

valuation

of

issued

securities;

volatility

in
capital

markets;

changes

in

credit

ratings

of

any

entity

within

the

Group

or

any

securities

issued

by

such

entities;

direct

and

indirect

impacts

of

the
coronavirus

(COVID-19)

pandemic;

instability

as

a

result

of

the

exit

by

the

UK

from

the

European

Union

and

the

disruption

that

may

subsequently

result

in

the
UK

and

globally;

and

the

success

of

future

acquisitions,

disposals

and

other

strategic

transactions.

A

number

of

these

influences

and

factors

are

beyond

the
Group’s

control.

As

a

result,

the

Group’s

actual

financial

position,

future

results,

dividend

payments,

capital,

leverage

or

other

regulatory

ratios

or

other
financial

and

non-financial

metrics

or

performance

measures

may

differ

materially

from

the

statements

or

guidance

set

forth

in

the

Group’s

forward

-looking
statements.

Additional

risks

and

factors

which

may

impact

the

Group’s

future

financial

condition

and

performance

are

identified

in

our

filings

with

the

SEC
(including,

without

limitation,

our

Annual

Report

on

Form

20-F

for

the

fiscal

year

ended

31

December

2019

and

our

2020

Interim

Results

Announcement

for
the

six

months

ended

30

June

2020

filed

on

Form

6-K),

which

are

available

on

the

SEC’s

website

at

www.sec.gov.
Subject

to

our

obligations

under

the

applicable

laws

and

regulations

of

any

relevant

jurisdiction,

(including,

without

limitation,

the

UK

and

the

US),

in

relation
to

disclosure

and

ongoing

information,

we

undertake

no

obligation

to

update

publicly

or

revise

any

forward

-looking

statements,

whether

as

a

result

of

new
information,

future

events

or

otherwise.

Performance

Highlights

Open

for

business

during

the

COVID

-19

pandemic,

helping

support

the

economy
COVID

-19

support
Supporting

customers,
business,

the

community,

and
our

colleagues
●

c.600k

payment

holidays
1

provided

to

customers,

including

c.121k

in

UK

mortgages,

c.157k

in

UK
credit

cards,

c.106k

in

UK

personal

loans

and

point

of

sale

finance,

and

c.216k

in

US

credit

cards

●

Provided

c.£22bn

of

COVID

-19

support

for

UK

businesses,

including

enabling

c.£7.7bn

of
government

backed

Bounce

Back

Loans
1
,

lending

c.£2.5bn

under

the

CBILS

programmes
1,2

and
facilitating

c.£11.7bn

of

commercial

paper

issuance
1

●

Helped

businesses

and

institutions

to

access

the

global

capital

markets,

including

raising

c.£620bn
of

new

issuance

in

the

second

quarter

●

£45m

of

the

£100m

Community

Aid

Package

distributed

to

charities

and

817

branches

remained
open

throughout

the

COVID

-19

pandemic,

over

three-quarters

of

the

branch

network
●

70k

of

88k

colleagues

working

from

home
Diversified

business

model

delivered

a

resilient

operating

performance

in

H120
Despite

the

impacts

of

the

COVID

-19

pandemic,

Barclays

delivered

a

H120

Group

profit

before

tax

of

£1.3bn

(H119:

£3.0bn),

resulting

in
a

return

on

equity

(RoE)

of

2.5%

(H119:

7.7%),

a

return

on

tangible

equity

(RoTE)

of

2.9%

(H119:

9.1%)

and

earnings

per

share

(EPS)

of
4.0p

(H119:

12.1p).

Pre

-provision

profits

(profit

before

tax

excluding

credit

impairment

charges)

increased

27%

to

£5.0bn,

while

credit
impairment

charges

increased

to

£3.7bn

(H119:

£0.9bn)

Income
Strong

CIB

income

offsetting
challenges

in

Barclays

UK

and
CC&P
Group

income

of

£11.6bn

up

8%

versus

prior

year
●

Corporate

and

Investment

Bank

(CIB)

income

of

£6.9bn

up

31%

versus

prior

year
driven

by

a
standout

performance

in

Markets

●

Consumer,

Cards

and

Payments

(CC&P)

income

of

£1.7bn

down

21%

versus

prior

year
primarily
due

to

lower

balances

and

consumer

spending

volumes
●

Barclays

UK

income

of

£3.2bn

down

11%

versus

prior

year
reflecting

lower

interest

rates

and

UK
cards

balances,

COVID

-19

customer

support

actions

and

the

removal

of

certain

fees

Costs
Improved

cost:

income

ratio
Group

total

operating

expenses

of

£6.6bn

down

4%

versus

prior

year
●

Cost

efficiencies

and

cost

discipline

contributed

to

positive

cost:

income

jaws

of

12%

resulting

in

an
improved

cost:

income

ratio

of

57%

(H119:

64%)

Credit

impairment

charges
Increased

impairment
provisioning

driving

higher
coverage

ratios

across
portfolios
Credit

impairment

charges

increased

to

£3.7bn
(H119:

£0.9bn),

including

£1.6bn

in

Q220
●

The

charge

reflects

£0.6bn

in

respect

of

single

name

wholesale

loan

charges

in

the

period

and
£2.4bn

impact

from

revised

IFRS

9

scenarios

●

Impairment

coverage

ratio

for

the

unsecured

consumer

lending

portfolio

increased

to

12.0%

(FY19:
8.1%).

Coverage

for

exposures

to

selected

industry

sectors

regarded

as

particularly

vulnerable

to
the

COVID

-19

pandemic

increased

to

4.0%

(FY19:

2.3%)

Capital,

liquidity

and

TNAV
Strong

capital

and

liquidity
position
Common

equity

tier

1

(CET1)

ratio

of

14.2%
(December

2019:

13.8%)
●

The

increase

over

the

first

half

of

the

year

reflects

profits,

regulatory

measures

and

cancellation

of
the

full

year

2019

dividend

payment,

partially

offset

by

higher

Risk

Weighted

Assets

(R

WAs)
●

Headroom

of

3.0%

above

revised

Maximum

Distributable

Amount

(MDA)

hurdle,

which

has

reduced
to

11.2%
3

●

Net

asset

value

(NAV)

per

share

was

331p

(December

2019:

309p).

Tangible

net

asset

value

(TNAV)
per

share

increased

to

284p

(December

2019:

262p)
Group

outlook
Group

outlook
Given

the

uncertain

economic
outlook

and

low

interest

rate
environment,

the

second

half

of
the

year

is

expected

to
continue

to

be

challenging
●

Income

in

Barclays

UK

and

CC&P

is

expected

to

gradually

recover

from

Q220

levels,

but

certain
headwinds,

including

from

the

low

interest

rate

environment,

are

likely

to

persist

into

2021
●

After

a

strong

performance

in

H120

the

CIB

franchise

is

well

positioned

for

the

future

●

Impairment

in

H220

is

expected

to

remain

above

the

level

experienced

in

recent

years,

but

to

be
below

the

H120

impairment

charge

assuming

no

change

in

macroeconomic

forecasts
●

Continued

focus

on

cost

discipline,

but

short-term

headwinds

remain

from

spend

on

COVID

-19
initiatives

●

In

H220

there

may

be

headwinds

to

the

CET1

ratio

from

procyclical

effects

on

RWAs,

and

reduced
benefit

from

transitional

relief

on

IFRS

9

impairment
●

The

Board

will

decide

on

future

dividends

and

its

capital

returns

policy

at

FY20

1

Payment

holiday

data

as

at

22

July

2020.

Business

lending

and

commercial

paper

issuance

data

as

at

27

July

2020.
2

The

Coronavirus

Business

Interruption

Loan

Scheme

(CBILS)

and

the

Coronavirus

Large

Business

Interruption

Loan

Scheme

programmes

(together

the

CBILS

programmes).
3

Barclays’

MDA

hurdle

reduced

to

11.2%

in

July

2020,

and

will

fluctuate

through

the

cycle

given

recent

regulatory

changes.

Performance

Highlights

Barclays

Group

results
for

the

half

year

ended
30.06.20 30.06.19
£m £m
%

Change
Total

income
11,621 10,790 8
Credit

impairment

charges
(3,738) (928)

Net

operating

income
7,883 9,862 (20)
Operating

expenses
(6,563) (6,758) 3
Litigation

and

conduct
(30) (114) 74
Total

operating

expenses
(6,593) (6,872) 4
Other

net

(expenses)/income
(18) 24

Profit

before

tax

1,272 3,014 (58)
Tax

charge
(113) (545) 79
Profit

after

tax

1,159 2,469 (53)
Non-controlling

interests
(37) (34) (9)
Other

equity

instrument

holders
(427) (363) (18)
Attributable

profit
695 2,072 (66)
Performance

measures
Return

on

average

shareholders'

equity
2.5% 7.7%
Return

on

average

tangible

shareholders'

equity
2.9% 9.1%
Average

shareholders'

equity

(£bn)

56.8

53.7
Average

tangible

shareholders'

equity

(£bn)

48.6

45.7
Cost:

income

ratio
57% 64%
Loan

loss

rate

(bps)
207 54
Basic

earnings

per

share
4.0p 12.1p
Dividend

per

share
- 3.0p
Performance

measures

excluding

litigation

and

conduct
1
Profit

before

tax
1,302 3,128 (58)
Attributable

profit
710 2,158 (67)
Return

on

average

tangible

shareholders'

equity
2.9% 9.4%
Cost:

income

ratio
56% 63%
Basic

earnings

per

share
4.1p 12.6p
As

at

30.06.20
As

at

31.12.19
As

at

30.06.19
Balance

sheet

and

capital

management
2
£bn £bn £bn
Net

asset

value

per

share
331p 309p 322p
Tangible

net

asset

value

per

share
284p 262p 275p
Common

equity

tier

1

ratio
14.2% 13.8% 13.4%
Common

equity

tier

1

capital
45.4 40.8 42.9
Risk

weighted

assets
319.0 295.1 319.1
Average

UK

leverage

ratio
4.7% 4.5% 4.7%
UK

leverage

ratio
5.2% 5.1% 5.1%
Funding

and

liquidity
Group

liquidity

pool

(£bn)
298 211 238
Liquidity

coverage

ratio
186% 160% 156%
Loan:

deposit

ratio
76% 82% 82%

1

Refer

to

pages

87

to

96

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.
2

Refer

to

pages

49

to

54

for

further

information

on

how

capital,

RWAs

and

leverage

are

calculated.

Group

Finance

Director’s

Review

  7

Group

performance
●

RoE

was

2.5%

(H119:

7.7%).

Statutory

RoTE

was

2.9%

(H119:

9.1%)

and

statutory

EPS

was

4.0p

(H119:

12.1p)
●

Profit

before

tax

was

£1,272m

(H119:

£3,014m).

Excluding

litigation

and

conduct,

profit

before

tax

was

£1,302m

(H119:
£3,128m),

as

positive

operating

leverage

from

an

8%

increase

in

income

and

3%

reduction

in

operating

expenses

was

offset

by
materially

higher

credit

impairment

charges
●

Pre-provision

profits

increased

27%

to

£5,010m,

benefitting

from

the

Group’s

diversified

business

model,

as

strong
performance

in

CIB

more

than

offset

income

headwinds

in

Barclays

UK

and

CC&P
●

Total

income

increased

8%

to

£11,621m.

Barclays

UK

income

decreased

11%

due

to

ongoing

margin

pressure,

including

COVID-
19

customer

support

actions,

base

rate

reductions,

lower

UK

cards

interest

earning

lending

(IEL)

and

overdraft

balances,

as

well
as

lower

income

due

to

the

removal

of

certain

fees

in

overdrafts

and

UK

cards.

Barclays

International

income

increased

16%,
with

CIB

income

up

31%

and

CC&P

income

down

21%.

Within

CIB,

Markets

income

increased

due

to

a

strong

performance
across

FICC

and

Equities.

Banking

fees

income

increased

reflecting

a

strong

performance

in

debt

and

equity

capital

markets,
while

there

was

a

reduction

in

Corporate

income

driven

by

fair

value

losses,

margin

compression

and

carry

costs

on

hedges.
CC&P

income

decreased

primaril

y

as

a

result

of

lower

balances

on

co

-branded

cards

and

a

c.£100m

valuation

loss

on

Barclays’
preference

shares

in

Visa

Inc.
●

Credit

impairment

charges

increased

to

£3,738m

(H119:

£928m).

This

increase

primarily

reflects

£591m

in

respect

of

single
name

wholesale

loan

charges

and

£2.4bn

impact

from

revised

IFRS

9

scenarios

(the

“COVID

-19

scenarios”)

reflecting

forecast
deterioration

in

macroeconomic

variables

(including

a

prolonged

period

of

heightened

UK

and

US

unemployment),

partially
offset

by

the

estimate

d

impact

of

central

bank,

government

and

other

support

measures
●

The

Group

cost:

income

ratio

was

57%

(H119:

64%).

Operating

expenses

decreased

3%

to

£6,563m

reflecting

cost

efficiencies
and

continued

cost

discipline

in

the

current

environment.

The

Group

delivered

positive

cost:

income

jaws

of

11%

which
resulted

in

the

Group

cost:

income

ratio,

excluding

litigation

and

conduct,

reducing

to

56%

(H119:

63%).

The

Group

accrued
compensation

costs

reflective

of

business

performance,

resulting

in

a

compensation:

income

ratio

of

32.2%

(H119:

34.4%)
●

The

effective

tax

rate

was

8.9%

(H119:

18.1%).

This

reflects

the

tax

benefit

recognised

for

a

re-measurement

of

UK

deferred

tax
assets

as

a

result

of

the

UK

corporation

tax

rate

being

maintained

at

19%.

The

Group’s

effect

ive

tax

rate

for

the

full

year

is
expected

to

be

around

20%,

excluding

litigation

and

conduct
●

Attributable

profit

was

£695m

(H119:

£2,072m).

Excluding

litigation

and

conduct,

attributable

profit

was

£710m

(H119:
£2,158m),

generating

a

RoTE

of

2.9%

(H119:

9.4%)

and

EPS

of

4.1p

(H119:

12.6p)
●

Total

assets

increased

to

£1,385bn

(December

2019:

£1,140bn),

primarily

due

to

a

£78bn

increase

in

derivative

assets

(with

a
corresponding

increase

in

derivative

liabilities),

£52bn

increase

in

cash

collateral

and

settlem

ent

balances,

and

£26bn

increase
in

financial

assets

at

fair

value

through

the

income

statement.

The

low

interest

rate

environment

has

resulted

in

significant
decreases

in

forward

interest

rate

curves

which

coupled

with

increased

client

activity

and

the

appreciation

of

period

end

USD
against

GBP

has

resulted

in

rising

asset

values.

Loans

and

advances

have

also

increased

by

£16bn,

which

reflects

the

£7.1bn

of
lending

under

the

government

backed

Bounce

Back

Loan

Scheme

(BBLS)

and

the

CBILS

which

Barclays

UK

has

provided

to
support

businesses

through

the

COVID

-19

pandemic

●

NAV

per

share

was

331p

(December

2019:

309p).

TNAV

per

share

increased

to

284p

(December

2019:

262p)

reflecting

4.0p

of
statutory

EPS

and

positive

reserve

movements,

including

retirement

benefit

re-measurements

and

currency

translation
reserves

Group

capital

and

leverage
●

The

CET1

ratio

increased

to

14.2%

(December

2019:

13.8%)

–

CET1

capital

increased

by

£4.6bn

to

£45.4bn

reflecting

resilient

capital

generation

through

£4.9bn

of

profits

after

tax,
excluding

credit

impairment

charges

and

a

£1.0bn

increase

due

to

the

cancellation

of

the

full

year

2019

dividend

–

Impairment

charges

of

£3.7bn

before

tax

were

partially

offset

by

a

£1.3bn

increase

in

IFRS

9

transitional

relief

after

tax,
which

was

driven

by

£1.2bn

in

Q220

due

to

both

the

new

impairment

charges

and

the

implementation

of

new

regulatory
measures

which

allow

for

100%

relief

on

increases

in

stage

1

and

stage

2

impairment

throughout

2020

and

2021
–

RWAs

increased

by

£23.9bn

to

£319.0bn

primarily

due

to

higher

market

volatility

and

client

activity

within

CIB

as

well

as

a
reduction

in

credit

quality,

partially

offset

by

lower

CC&P

balances
●

The

average

UK

leverage

ratio

increased

to

4.7%

(December

2019:

4.5%)

primarily

driven

by

the

increase

in

CET1

capital.

The
average

leverage

exposure

increased

to

£1,149bn

(December

2019:

£1,143bn)
●

The

UK

leverage

ratio

increased

to

5.2%

(December

2019:

5.1%)

primarily

driven

by

the

increase

in

CET1

capital,

partially

offset
by

an

increase

in

leverage

exposure.

The

leverage

exposure

increased

by

£63bn

to

£1,071bn,

primarily

driven

by

an

increase

in
IFRS

total

assets,

partially

offset

by

the

Prudentia

l

Regulation

Authority’s

(PRA)

early

adoption

of

CRR

II

settlement

netting

Group

Finance

Director’s

Review

  8

Group

funding

and

liquidity
●

The

liquidity

pool

was

£298bn

(December

2019:

£211bn)

and

the

liquidity

coverage

ratio

(LCR)

remained

significantly

above

the
100%

regulatory

requirement

at

186%

(December

2019:

160%),

equivalent

to

a

surplus

of

£135bn

(December

2019:

£78bn).
The

increase

in

the

liquidity

pool,

LCR

and

surplus

is

driven

by

a

12%

growth

in

customer

deposits

and

actions

to

maintain

a
prudent

funding

and

liquidity

position

in

the

current

environment
●

Wholesale

funding

outstanding,

excluding

repurchase

agreements,

was

£181.9bn

(December

2019:

£147.1bn).

The

Group
issued

£4.8bn

equivalent

of

minimum

requirement

for

own

funds

and

eligible

liabilities

(MREL)

instruments

from

Barclays

PLC
(the

Parent

company)

during

the

year.

The

Group

is

well

advanced

in

its

MREL

issuance

plans,

with

a

Barclays

PLC

MREL

ratio

of
32.4%

as

at

30

June

2020

(December

2019:

31.2%)

relative

to

an

estimated

requirement

(including

requisite

buffers)

of

c.29.7%
by

1

January

2022

Other

matters
●

As

at

30

June

2020,

the

Group

held

a

provision

of

£774m

relating

to

Payment

Protection

Insurance

(PPI).

Since

the

provision
increase

in

2019,

70%

of

the

items

outstanding

as

at

30

September

2019

have

been

resolved

(including

invalid

items)

and
observations

from

these

resolved

complaints

continue

to

support

the

provision

level

Dividends

and

capital

returns

●

In

response

to

a

request

from

the

PRA,

and

to

preserve

additional

capital

for

use

in

serving

Barclays

customers

and

clients
through

the

extraordinary

challenges

presented

by

the

COVID

-19

pandemic,

the

Board

agreed

to

cancel

the

6.0p

per

ordinary
share

full

year

2019

dividend.

The

Board

also

decided

that

for

2020

Barclays

would

suspend

its

current

capital

returns

policy
and

accordingly

will

not

undertake

any

interim

ordinary

share

dividend

payments,

regulatory

accruals

of

ordinary

share
dividends,

or

share

buybacks.

The

Board

will

decide

on

future

dividends

and

its

capital

returns

policy

at

year-end

2020

Outlook

and

guidance
●

Given

the

uncertain

economic

outlook

and

low

interest

rate

environment,

the

second

half

of

the

year

is

expected

to

continue

to
be

challenging
–

Income

in

Barclays

UK

and

CC&P

is

expected

to

gradually

recover

from

Q220

levels,

but

certain

headwinds

including

from
the

low

interest

rate

environment,

are

likely

to

persist

into

2021
–

The

CIB

performance

in

the

first

half

benefitted

from

increased

issuance

activ

ity

and

trading

volumes,

with

the

franchise
well

positioned

for

the

future
–

Impairment

in

H220

is

expected

to

remain

above

the

level

experienced

in

recent

years,

but

to

be

below

the

H120

credit
impairment

charge

assuming

no

change

in

macroeconomic

forecas

ts
●

Continued

focus

on

cost

discipline,

but

short-term

headwinds

remain

from

spend

on

COVID

-19

initiatives
●

In

H220

there

may

be

headwinds

to

the

Group’s

CET1

ratio

from

procyclical

effects

on

RWAs,

and

reduced

benefit

from
transitional

relief

on

IFRS

9

impairment.

However,

the

Group’s

CET1

ratio

will

continue

to

be

managed

to

maintain

an
appropriate

headroom

above

the

MDA

hurdle
●

The

Group

continues

to

target

a

RoTE
1

of

>10%

and

cost:

income

ratio

of

<60%

over

time,

but

targets

remain

subject

to

change
depending

on

the

evolution

of

the

COVID

-19

pandemic

Tushar

Morzaria

,

Group

Finance

Director

1

Excluding

litigation

and

conduct.

Results

by

Business

  9

Barclays

UK

Half

year

ended

Half

year

ended

30.06.20 30.06.19
Income

statement

information
£m £m
%

Change
Net

interest

income
2,637 2,907 (9)
Net

fee,

commission

and

other

income

534 641 (17)
Total

income
3,171 3,548 (11)
Credit

impairment

charges
(1,064) (421)

Net

operating

income
2,107 3,127 (33)
Operating

expenses
(2,041) (2,021) (1)
Litigation

and

conduct
(11) (44) 75
Total

operating

expenses
(2,052) (2,065) 1
Other

net

income
13 -
Profit

before

tax
68 1,062 (94)
Attributable

profit
52 750 (93)
As

at

30.06.20
As

at

31.12.19
As

at

30.06.19
Balance

sheet

information
£bn £bn £bn
Loans

and

advances

to

customers

at

amortised

cost

202.0 193.7 189.1
Total

assets

287.6 257.8 259.0
Customer

deposits

at

amortised

cost
225.7 205.5 200.9
Loan:

deposit

ratio
92% 96% 97%
Risk

weighted

assets
77.9 74.9 76.2
Half

year

ended

Half

year

ended

Key

facts

30.06.20 30.06.19
Average

loan

to

value

of

mortgage

portfolio
1
52% 50%
Average

loan

to

value

of

new

mortgage

lending
1
68% 67%
Number

of

branches
904 972
Mobile

banking

active

customers
8.7m 7.9m
30

day

arrears

rate

-

Barclaycard

Consumer

UK
2.0% 1.8%
Performance

measures
Return

on

average

allocated

equity
0.8% 10.8%
Return

on

average

allocated

tangible

equity
1.0% 14.5%
Average

allocated

equity

(£bn)
13.8 13.9
Average

allocated

tangible

equity

(£bn)
10.2 10.3
Cost:

income

ratio
65% 58%
Loan

loss

rate

(bps)
101 43
Net

interest

margin

2.69% 3.11%
Performance

measures

excluding

litigation

and

conduct
2
£m £m
%

Change
Profit

before

tax
79 1,106 (93)
Attributable

profit
60 782 (92)
Return

on

average

allocated

tangible

equity
1.2% 15.1%
Cost:

income

ratio
64% 57%

1

Average

loan

to

value

of

mortgages

is

balance

weighted

and

reflects

both

residential

and

buy-to-let

(BTL)

mortgage

portfolios

within

the

Home

Loans

portfolio.
2

Refer

to

pages

87

to

96

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.

Results

by

Business

  10

Analysis

of

Barclays

UK

Half

year

ended

Half

year

ended

30.06.20 30.06.19
Analysis

of

total

income

£m £m
%

Change
Personal

Banking
1,794 1,910 (6)
Barclaycard

Consumer

UK

803 987 (19)
Business

Banking
574 651 (12)
Total

income
3,171 3,548 (11)
Analysis

of

credit

impairment

charges
Personal

Banking
(264) (88)

Barclaycard

Consumer

UK

(697) (315)

Business

Banking
(103) (18)

Total

credit

impairment

charges
(1,064) (421)

As

at

30.06.20
As

at

31.12.19
As

at

30.06.19
Analysis

of

loans

and

advances

to

customers

at

amortised

cost
£bn
£bn

£bn
Personal

Banking
154.9 151.9 147.3
Barclaycard

Consumer

UK

11.5 14.7 15.1
Business

Banking
35.6 27.1 26.7
Total

loans

and

advances

to

customers

at

amortised

cost
202.0 193.7 189.1
Analysis

of

customer

deposits

at

amortised

cost
Personal

Banking
169.6 159.2 156.3
Barclaycard

Consumer

UK

0.1 - -
Business

Banking
56.0 46.3 44.6
Total

customer

deposits

at

amortised

cost
225.7 205.5 200.9

Results

by

Business

  11

Barclays

UK

continued

to

support

customers

during

H120,

increasing

lending

by

£8.3bn,

predominantly

through

£7.1bn

of

BBLS

and
CBILS.

Customer

deposits

grew

by

£20.2bn,

reflecting

the

impact

from

payment

holidays,

lower

customer

spending

levels

and

the
deposit

of

BBLS

and

CBILS

loan

proceeds,

demonstrating

franchise

strength.

Digital

invest

ment

continues

to

transform

customer
interactions,

providing

continuity

of

service

and

resilience

through

the

lockdown.

During

H120

Barclays

UK

provided

c.350k
payment

holidays

to

customers

across

material

portfolios.

These

comprised

£0.7bn

UK

cards

balanc

es

(5%

of

the

portfolio),

£0.6bn
UK

personal

loan

balances

(11%

of

the

portfolio),

and

£14.9bn

mortgage

balances

(10%

of

the

portfolio).

Income

statement

–

H120

compared

to

H119
●

Profit

before

tax

was

£68m

(H119:

£1,062m).

Profit

before

tax,

excluding

litigation

and

conduct,

was

£79m

(H119:

£1,106m).
RoE

was

0.8%

(H119:

10.8%).

RoTE

was

1.2%

(H119:

15.1%)

reflecting

a

challenging

operating

environment
●

Total

income

decreased

11%

to

£3,171m.

Net

interest

income

reduced

9%

to

£2,637m

(resulting

in

a

lower

net

interest

margin
(NIM)

of

2.69%

(H119:

3.11%))

reflecting

COVID

-19

customer

support

actions,

the

interval

between

Q120

base

rate

reductions
and

deposit

re-pricing,

as

well

as

ongoing

lower

UK

cards

IEL

and

overdraft

balances.

Net

fee,

commission

and

other

income
decreased

17%

to

£534m,

due

to

the

removal

of

certain

fees

in

overdrafts

and

UK

cards,

and

planned

lower

debt

sales
–

Personal

Banking

income

decreased

6%

to

£1,794m,

reflecting

deposit

margin

compression,

COVID

-19

customer

support
actions,

and

lower

overdraft

balances

and

fees
–

Barclaycard

Consumer

UK

income

decreased

19%

to

£803m

as

reduced

borrowing

and

spend

levels

by

customers

resulted
in

a

lower

level

of

IEL

balances,

as

well

as

planned

lower

debt

sales
–

Business

Banking

income

decreased

12%

to

£574m

due

to

deposit

margin

compression,

lower

transactional

fee

volumes

as
a

result

of

COVID

-19

and

related

customer

support

actions,

partially

offset

by

lending

and

deposit

balance

growth
●

Credit

impairment

charges

increased

to

£1,064m

(H119:

£421m)

reflecting

forecast

deterioration

in

macroeconomic

variables
in

the

COVID

-19

scenarios,

partially

offset

by

the

estimated

impact

of

central

bank,

government

and

other

support

measures

●

Operating

expenses

increased

1%

to

£2,041m

as

efficiency

savings

were

more

than

offset

by

COVID

-19

pandemic

related

costs

Balance

sheet

–

30

June

2020

compared

to

31

December

2019
●

Loans

and

advances

to

customers

at

amortised

cost

increased

4%

to

£202.0bn

predominantly

through

£7.1bn

of

BBLS

and

CBILS
lending,

£1.9bn

of

mortgage

growth

and

the

£2.2bn

transfer

of

the

Barclays

Partner

Finance

portfolio

from

Barclays
International
1

with

effect

from

1

April

2020,

partially

offset

by

lower

UK

cards

balances
●

Customer

deposits

at

amortised

cost

increased

10%

to

£225.7bn

due

to

lower

spending

levels,

the

impact

of

payment

holidays,
as

well

as

the

deposit

of

BBLS

and

CBILS

loan

proceeds
●

RWAs

increased

to

£77.9bn

(December

2019:

£74.9bn)

principally

driven

by

the

transfer

of

the

Barclays

Partner

Finance
portfolio
1

and

growth

in

mortgages

1

Refer

to

Segmental

reporting

note

page

63

for

further

information.

The

2019

comparative

figures

have

not

been

restated

.

Results

by

Business

  12

Barclays

International

Half

year

ended

Half

year

ended

30.06.20 30.06.19
Income

statement

information
£m £m
%

Change
Net

interest

income
1,845 1,917 (4)
Net

trading

income

4,020 2,160 86
Net

fee,

commission

and

other

income

2,789 3,396 (18)
Total

income
8,654 7,473 16
Credit

impairment

charges
(2,619) (492)

Net

operating

income
6,035 6,981 (14)
Operating

expenses
(4,405) (4,641) 5
Litigation

and

conduct
(11) (30) 63
Total

operating

expenses
(4,416) (4,671) 5
Other

net

income
10 31 (68)
Profit

before

tax
1,629 2,341 (30)
Attributable

profit
997 1,620 (38)
As

at

30.06.20
As

at

31.12.19
As

at

30.06.19
Balance

sheet

information
£bn £bn £bn
Loans

and

advances

at

amortised

cost
138.1 132.8 134.8
Trading

portfolio

assets

109.5 113.3 120.0
Derivative

financial

instrument

assets

306.8 228.9 243.8
Financial

assets

at

fair

value

through

the

income

statement
154.3 128.4 154.7
Cash

collateral

and

settlement

balances
130.8 79.4 101.3
Other

assets
236.3 178.6 196.8
Total

assets

1,075.8 861.4 951.4
Deposits

at

amortised

cost
241.2 210.0 212.0
Derivative

financial

instrument

liabilities
307.6 228.9 243.0
Loan:

deposit

ratio
57% 63% 64%
Risk

weighted

assets
231.2 209.2 214.8
Half

year

ended

Half

year

ended

Performance

measures
30.06.20 30.06.19
Return

on

average

allocated

equity
6.0% 10.2%
Return

on

average

allocated

tangible

equity
6.2% 10.5%
Average

allocated

equity

(£bn)
33.1 31.9
Average

allocated

tangible

equity

(£bn)
32.4 30.8
Cost:

income

ratio
51% 63%
Loan

loss

rate

(bps)
368 72
Net

interest

margin
3.67% 3.95%
Performance

measures

excluding

litigation

and

conduct
1
£m £m
%

Change
Profit

before

tax
1,640 2,371 (31)
Attributable

profit
1,005 1,644 (39)
Return

on

average

allocated

tangible

equity
6.2% 10.7%
Cost:

income

ratio
51% 62%

1

Refer

to

pages

87

to

96

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.

Results

by

Business

  13

Analysis

of

Barclays

International
Corporate

and

Investment

Bank
Half

year

ended
Half

year

ended
30.06.20 30.06.19
Income

statement

information
£m £m
%

Change

FICC 3,326 1,822 83
Equities 1,238 984 26
Markets 4,564 2,806 63
Advisory 239 353 (32)
Equity

capital

markets
247 187 32
Debt

capital

markets
881 727 21
Banking

fees
1,367 1,267 8
Corporate

lending
172 368 (53)
Transaction

banking
830 859 (3)
Corporate 1,002 1,227 (18)
Total

income
6,933 5,300 31
Credit

impairment

charges
(1,320) (96)

Net

operating

income
5,613 5,204 8
Operating

expenses
(3,370) (3,479) 3
Litigation

and

conduct
(3) (26) 88
Total

operating

expenses
(3,373) (3,505) 4
Other

net

income
3 15 (80)
Profit

before

tax

2,243 1,714 31
Attributable

profit
1,514 1,178 29
As

at

30.06.20
As

at

31.12.19
As

at

30.06.19
Balance

sheet

information
£bn £bn £bn
Loans

and

advances

at

amortised

cost
104.9 92.0 92.1
Trading

portfolio

assets
109.3 113.3 119.9
Derivative

financial

instrument

assets
306.7 228.8 243.7
Financial

assets

at

fair

value

through

the

income

statement
153.7 127.7 154.1
Cash

collateral

and

settlement

balances
129.7 78.5 100.4
Other

assets
205.5 155.3 168.1
Total

assets
1,009.8 795.6 878.3
Deposits

at

amortised

cost
173.9 146.2 145.4
Derivative

financial

instrument

liabilities
307.6 228.9 242.9
Risk

weighted

assets

198.3 171.5 175.9
Half

year

ended
Half

year

ended
Performance

measures
30.06.20 30.06.19
Return

on

average

tangible

equity
10.9% 9.2%
Return

on

average

allocated

tangible

equity
11.0% 9.3%
Average

allocated

equity

(£bn)
27.7 25.5
Average

allocated

tangible

equity

(£bn)
27.7 25.5
Cost:

income

ratio
49% 66%
Performance

measures

excluding

litigation

and

conduct
1
£m £m
%

Change
Profit

before

tax
2,246 1,740 29
Attributable

profit
1,516 1,199 26
Return

on

average

allocated

tangible

equity
11.0% 9.4%
Cost:

income

ratio
49% 66%

1

Refer

to

pages

87

to

96

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.

Results

by

Business

  14

Analysis

of

Barclays

International
Consumer,

Cards

and

Payments
Half

year

ended
Half

year

ended
30.06.20 30.06.19
Income

statement

information
£m £m
%

Change

Net

interest

income
1,176 1,385 (15)
Net

fee,

commission,

trading

and

other

income
545 788 (31)
Total

income
1,721 2,173 (21)
Credit

impairment

charges
(1,299) (396)

Net

operating

income
422 1,777 (76)
Operating

expenses
(1,035) (1,162) 11
Litigation

and

conduct
(8) (4)

Total

operating

expenses
(1,043) (1,166) 11
Other

net

income
7 16 (56)
(Loss)/profit

before

tax
(614) 627

Attributable

(loss)/profit
(517) 442

As

at

30.06.20
As

at

31.12.19
As

at

30.06.19
Balance

sheet

information
£bn £bn £bn
Loans

and

advances

at

amortised

cost
33.2 40.8 42.7
Total

assets
66.0 65.8 73.1
Deposits

at

amortised

cost
67.3 63.8 66.6
Risk

weighted

assets

32.9 37.7 38.9
Half

year

ended
Half

year

ended
Key

facts
30.06.20 30.06.19
30

day

arrears

rate

–

Barclaycard

US

2.4% 2.4%
US

cards

customer

FICO

score

distribution
<660 14% 14%
>660 86% 86%
Total

number

of

Barclaycard

payments

clients

c.368,000

383,382
Value

of

payments

processed

(£bn)
1
156 174
Performance

measures
Return

on

average

allocated

equity
(19.2%) 13.8%
Return

on

average

allocated

tangible

equity
(21.9%) 16.6%
Average

allocated

equity

(£bn)
5.4 6.4
Average

allocated

tangible

equity

(£bn)
4.7 5.3
Cost:

income

ratio
61% 54%
Loan

loss

rate

(bps)
714 176
Performance

measures

excluding

litigation

and

conduct
2
£m £m
%

Change
(Loss)/profit

before

tax
(606) 631

Attributable

(loss)/profit
(511) 445

Return

on

average

allocated

tangible

equity
(21.7%) 16.7%
Cost:

income

ratio
60% 53%

1

Includes

£124bn

(H119:

£135bn)

of

merchant

acquiring

payments.
2

Refer

to

pages

87

to

96

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.

Results

by

Business

  15

Barclays

International

continued

to

support

its

customers

and

clients

through

the

COVID

-19

pandemic

by

providing

or

facilitating
lending,

through

the

range

of

support

programmes

which

have

been

introduced,

as

well

as

enabling

the

raising

of

debt

and

equity
financing

in

the

capital

markets.

Support

actions,

including

over

200k

payment

holidays,

have

also

been

introduced

to

help
customers

and

clients

through

the

difficulties

they

may

be

experiencing.

Despite

the

challenging

operating

environment,

Barclays
International

delivered

a

RoTE

of

6.2%,

excluding

litigation

and

conduct,

reflecting

the

benefits

of

a

diversified

business

model.

Income

statement

–

H120

compared

to

H119

●

Profit

before

tax

was

£1,629m.

RoE

was

6.0%

(H119:

10.2%),

CIB

RoE

was

10.9%

(H119:

9.2%)

and

CC&P

RoE

was

(19.2)%

(H119:
13.8%).

Profit

before

tax,

excluding

litigation

and

conduct,

decreased

31%

to

£1,640m

with

a

RoTE

of

6.2%

(H119:

10.7%),
reflecting

a

RoTE

of

11.0%

(H119:

9.4%)

in

CIB

and

(21.7)%

(H119:

16.7%)

in

CC&P
●

Total

income

increased

to

£8,654m

(H119:

£7,473m)
–

CIB

income

increased

31%

to

£6,933m

–

Markets

income

of

£4,564m

(H119:

£2,806m)

was

the

best

ever

first

half

of

the

year

on

a

comparable

basis
1
.

FICC
income

increased

83%

to

£3,326m

driven

by

strong

performances

in

macro

and

credit,

reflecting

increased

client
activity

and

spread

widening.

Equ

ities

income

increased

26%

to

£1,238m

driven

by

cash

and

derivatives

due

to

higher
levels

of

client

activity

and

volatility.

This

Markets

performance

reflected

an

increase

in

market

share

in

Q120
2

–

Banking

fees

income

increased

8%

to

£1,367m

due

to

a

strong

performance

in

debt

and

equity

capital

markets,
representing

the

best

ever

first

half

of

the

year

on

a

comparable

basis

for

these

businesses
1
,

partially

offset

by

lower

fee
income

in

advisory

which

was

impacted

by

a

reduced

fee

pool
3

–

Within

Corporate,

Tr

ansaction

banking

income

decreased

3%

to

£830m

as

deposit

balance

growth

was

more

than

offset
by

margin

compression.

Corporate

lending

income

decreased

by

53%

to

£172m

reflecting

the

impact

of

c.£180m

of
losses

on

fair

value

lending

positions

and

c.£50m

of

losses

on

mark

-to

-market

and

carry

costs

on

related

hedges

in

H120
–

CC&P

income

decreased

21%

to

£1,721m

as

the

impacts

of

the

COVID

-19

pandemic

resulted

in

lower

balances

on

co-
branded

cards,

margin

compression

and

reduced

payments

activity.

Q220

included

a

c.£100m

valuation

loss

on

Barclays’
preference

shares

in

Visa

Inc.

resulting

from

the

Q220

Supreme

Court

ruling

concerning

charges

paid

by

merchants
●

Credit

impairment

charges

increased

to

£2,619m

(H119:

£492m)
–

CIB

credit

impairment

charges

increased

to

£1,320m

(H119:

£96m),

reflecting

£591m

in

respect

of

single

name

wholesale
loan

charges

and

impacts

from

the

COVID

-19

scenarios,

partially

offset

by

the

estimated

impact

of

central

bank,
government

and

other

support

measures
–

CC&P

credit

impairment

charges

increased

to

£1,299m

(H119:

£396m)

reflecting

forecast

deterioration

in

macroeconomic
variables

in

the

COVID

-19

scenarios,

partially

offset

by

the

estimated

impact

of

central

bank,

government

and

other

support
measures
●

Operat

ing

expenses

decreased

5%

to

£4,405m
–

CIB

operating

expenses

decreased

3%

to

£3,370m

due

to

cost

efficiencies

and

discipline

in

the

current

environment
–

CC&P

operating

expenses

decreased

11%

to

£1,035m

reflecting

cost

efficiencies

and

lower

marketing

spend

due

to

the
impacts

of

the

COVID

-19

pandemic

Balance

sheet

–

30

June

2020

compared

to

31

December

2019

●

Loans

and

advances

increased

£5.3bn

to

£138.1bn

due

to

increased

lending

within

CIB,

partially

offset

by

lower

card

balances

in
CC&P
●

Derivative

financial

instrument

assets

and

liabilities

increased

£77.9bn

to

£306.8bn

and

£78.7bn

to

£307.6bn

respectively
driven

by

a

decrease

in

major

interest

rate

curves

and

increased

trading

volumes
●

Cash

collateral

and

settlements

increased

£51.4bn

to

£130.8bn

predominantly

due

to

increased

activity
●

Financial

assets

at

fair

value

through

the

income

statement

increased

£25.9bn

to

£154.3bn

driven

by

increased

secured

lending
●

Other

assets

increased

£57.7bn

to

£236.3bn

predominantly

due

to

an

increase

in

cash

at

central

banks

and

securities

within

the
liquidity

pool
●

Deposits

at

amortised

cost

increased

£31.2bn

to

£241.2bn

due

to

CIB

clients

increasing

liquidity

●

RWAs

increased

to

£231.2bn

(December

2019:

£209.2bn)

primarily

due

to

increased

market

volatility,

client

activity

and

a
reduction

in

credit

quality

within

CIB,

partially

offset

by

lower

CC&P

balances

1

Period

covering

Q114

–

Q220.

Pre

2014

financials

were

not

restated

following

re-segmentation

in

Q116.
2

Data

Source:

Coalition,

Q120

Competitor

Analysis.

Market

share

represents

Barclays

share

of

the

total

industry

Revenue

Pool.

Analysis

is

based

on

Barclays

internal
business

structure

and

internal

revenues.
3

Data

source:

Dealogic

for

the

period

covering

1

January

to

30

June

2020.

Results

by

Business

  16

Head

Office

Half

year

ended

Half

year

ended

30.06.20 30.06.19
Income

statement

information
£m £m
%

Change
Net

interest

income

(259) (206) (26)
Net

fee,

commission

and

other

income
55 (25)

Total

income
(204) (231) 12
Credit

impairment

charges
(55) (15)

Net

operating

income
(259) (246) (5)
Operating

expenses
(117) (96) (22)
Litigation

and

conduct
(8) (40) 80
Total

operating

expenses
(125) (136) 8
Other

net

expenses
(41) (7)

Loss

before

tax
(425) (389) (9)
Attributable

loss
(354) (298) (19)
As

at

30.06.20
As

at

31.12.19
As

at

30.06.19
Balance

sheet

information
£bn £bn £bn
Total

assets
21.7 21.0 22.4
Risk

weighted

assets
9.9 11.0 28.1
Half

year

ended
Half

year

ended
Performance

measures
30.06.20 30.06.19
Average

allocated

equity

(£bn)
9.9 7.9
Average

allocated

tangible

equity

(£bn)
6.0 4.6
Performance

measures

excluding

litigation

and

conduct
1
£m £m
%

Change
Loss

before

tax
(417) (349) (19)
Attributable

loss
(355) (268) (32)

Income

statement

–

H120

compared

to

H119
●

Loss

before

tax,

excluding

litigation

and

conduct,

was

£417m

(H119:

£349m).

Including

litigation

and

conduct

charges

of

£8m
(H119:

£40m),

loss

before

tax

was

£425m

(H119:

£389m)

●

Tot

al

income

was

an

expense

of

£204m

(H119:

£231m),

which

included

mark-to

-market

losses

on

legacy

investments,

treasury
items

and

funding

costs

of

legacy

capital

instruments,

partially

offset

by

hedge

accoun

ting

gains

and

recognition

of

dividends

on
Barclays’

stake

in

Absa

Group

Limited
●

Credit

impairment

charges

increased

to

£55m

(H119:

£15m)

due

to

impacts

from

the

COVID

-19

scenarios

on

the

Italian

home
loan

portfolio,

partially

offset

by

the

estimated

impact

of

central

bank,

government

and

other

support

measures
●

Operating

expenses

were

£117

m

(H119:

£96m),

which

included

£45m

of

charitable

donations

from

Barclays’

COVID

-19
Community

Aid

Package
●

Other

net

expenses

were

£41m

(H119:

£7m),

which

included

a

fair

value

loss

on

an

investment

in

an

associate

Balance

sheet

–

30

June

2020

compared

to

31

December

2019
●

RWAs

decreased

to

£9.9bn

(December

2019:

£11.0bn)

driven

by

the

reduction

in

value

of

Barclays’

stake

in

Absa

Group

Limited

1

Refer

to

pages

87

to

96

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.

Quarterly

Results

Summary

  17

Barclays

Group

Q220 Q120 Q419 Q319 Q219 Q119 Q418 Q318
Income

statement

information
£m £m £m £m £m £m £m £m
Net

interest

income
1,892 2,331 2,344 2,445 2,360 2,258 2,296 2,388
Net

fee,

commission

and

other

income
3,446 3,952 2,957 3,096 3,178 2,994 2,777 2,741
Total

income

5,338 6,283 5,301 5,541 5,538 5,252 5,073 5,129
Credit

impairment

charges
(1,623) (2,115) (523) (461) (480) (448) (643) (254)
Net

operating

income
3,715 4,168 4,778 5,080 5,058 4,804 4,430 4,875
Operating

costs
(3,310) (3,253) (3,308) (3,293) (3,501) (3,257) (3,624) (3,329)
UK

bank

levy
- - (226) - - - (269) -
Operating

expenses
(3,310) (3,253) (3,534) (3,293) (3,501) (3,257) (3,893) (3,329)
Guaranteed

Minimum

Pensions

(GMP)

charge
- - - - - - (140) -
Litigation

and

conduct
(20) (10) (167) (1,568) (53) (61) (60) (105)
Total

operating

expenses
(3,330) (3,263) (3,701) (4,861) (3,554) (3,318) (4,093) (3,434)
Other

net

(expenses)/income
(26) 8 20 27 27 (3) 37 20
Profit

before

tax

359 913 1,097 246 1,531 1,483 374 1,461
Tax

charge
(42) (71) (189) (269) (297) (248) (75) (192)
Profit/(loss)

after

tax

317 842 908 (23) 1,234 1,235 299 1,269
Non-controlling

interests
(21) (16) (42) (4) (17) (17) (83) (43)
Other

equity

instrument

holders
(206) (221) (185) (265) (183) (180) (230) (176)
Attributable

profit/(loss)
90 605 681 (292) 1,034 1,038 (14) 1,050
Performance

measures
Return

on

average

shareholders'

equity

0.6% 4.4% 5.0% (2.1%) 7.6% 7.8% (0.1%) 8.0%
Return

on

average

tangible

shareholders'

equity

0.7% 5.1% 5.9% (2.4%) 9.0% 9.2% (0.1%) 9.4%
Average

shareholders'

equity

(£bn)
58.4 55.2 54.5 56.4 54.0 53.2 52.2 52.5
Average

tangible

shareholders'

equity

(£bn)
50.2 47.0 46.4 48.4 46.2 45.2 44.3 44.6
Cost:

income

ratio
62% 52% 70% 88% 64% 63% 81% 67%
Loan

loss

rate

(bps)
179 223 60 52 56 54 77 30
Basic

earnings/(loss)

per

share

0.5p 3.5p 3.9p (1.7p) 6.0p 6.1p (0.1p) 6.1p
Performance

measures

excluding
litigation

and

conduct
1
£m £m £m £m £m £m £m £m
Profit

before

tax
379 923 1,264 1,814 1,584 1,544 434 1,566
Attributable

profit
106 604 803 1,233 1,074 1,084 48 1,135
Return

on

average

tangible

shareholders'

equity
0.8% 5.1% 6.9% 10.2% 9.3% 9.6% 0.4% 10.2%
Cost:

income

ratio
62% 52% 67% 59% 63% 62% 79% 65%
Basic

earnings

per

share
0.6p 3.5p 4.7p 7.2p 6.3p 6.3p 0.3p 6.6p
Balance

sheet

and

capital

management
2
£bn £bn £bn £bn £bn £bn £bn £bn
Total

assets
1,385.1 1,444.3 1,140.2 1,290.4 1,232.8 1,193.5 1,133.3 1,170.8
Net

asset

value

per

share
331p 332p 309p 320p 322p 312p 309p 306p
Tangible

net

asset

value

per

share
284p 284p 262p 274p 275p 266p 262p 260p
Common

equity

tier

1

ratio
14.2% 13.1% 13.8% 13.4% 13.4% 13.0% 13.2% 13.2%
Common

equity

tier

1

capital
45.4 42.5 40.8 41.9 42.9 41.4 41.1 41.7
Risk

weighted

assets

319.0 325.6 295.1 313.3 319.1 319.7 311.9 316.2
Average

UK

leverage

ratio
4.7% 4.5% 4.5% 4.6% 4.7% 4.6% 4.5% 4.6%
Average

UK

leverage

exposure
1,148.7 1,176.2 1,142.8 1,171.2 1,134.6 1,105.5 1,110.0 1,119.0
UK

leverage

ratio
5.2% 4.5% 5.1% 4.8% 5.1% 4.9% 5.1% 4.9%
UK

leverage

exposure
1,071.1 1,178.7 1,007.7 1,099.8 1,079.4 1,065.0 998.6 1,063.5
Funding

and

liquidity
Group

liquidity

(£bn)
298 237 211 226 238 232 227 213
Liquidity

coverage

ratio
186% 155% 160% 151% 156% 160% 169% 161%
Loan:

deposit

ratio
76% 79% 82% 82% 82% 80% 83% 83%

1

Re

fer

to

pages

87

to

96

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.
2

Refer

to

pages

49

to

54

for

further

information

on

how

capital,

RWAs

and

leverage

are

calculated.

Quarterly

Results

by

Business

  18

Barclays

UK
Q220 Q120 Q419 Q319 Q219 Q119 Q418 Q318
Income

statement

information
£m £m £m £m £m £m £m £m
Net

interest

income
1,225 1,412 1,478 1,503 1,438 1,469 1,513 1,529
Net

fee,

commission

and

other

income
242 292 481 343 333 308 350 367
Total

income
1,467 1,704 1,959 1,846 1,771 1,777 1,863 1,896
Credit

impairment

charges
(583) (481) (190) (101) (230) (191) (296) (115)
Net

operating

income
884 1,223 1,769 1,745 1,541 1,586 1,567 1,781
Operating

costs
(1,018) (1,023) (1,023) (952) (1,022) (999) (1,114) (988)
UK

bank

levy
- - (41) - - - (46) -
Operating

expenses
(1,018) (1,023) (1,064) (952) (1,022) (999) (1,160) (988)
Litigation

and

conduct
(6) (5) (58) (1,480) (41) (3) (15) (54)
Total

operating

expenses
(1,024) (1,028) (1,122) (2,432) (1,063) (1,002) (1,175) (1,042)
Other

net

income/(expenses)
13 - - - (1) 1 (2) 1
(Loss)/profit

before

tax

(127) 195 647 (687) 477 585 390 740
Attributable

(loss)/profit
(123) 175 438 (907) 328 422 241 510
Balance

sheet

information
£bn £bn £bn £bn £bn £bn £bn £bn
Loans

and

advances

to

customers

at

amortised
cost
202.0 195.7 193.7 193.2 189.1 187.5 187.6 186.7
Total

assets
287.6 267.5 257.8 257.9 259.0 253.1 249.7 252.0
Customer

deposits

at

amortised

cost
225.7 207.5 205.5 203.3 200.9 197.3 197.3 195.8
Loan:

deposit

ratio
92% 96% 96% 97% 97% 96% 96% 96%
Risk

weighted

assets
77.9 77.7 74.9 76.8 76.2 76.6 75.2 74.8
Performance

measures
Return

on

average

allocated

equity
(3.6%) 5.1% 12.7% (26.1%) 9.5% 12.2% 7.1% 14.9%
Return

on

average

allocated

tangible

equity
1
(4.8%) 6.9% 17.0% (34.9%) 12.7% 16.3% 9.6% 20.1%
Average

allocated

equity

(£bn)
13.9 13.7 13.8 13.9 13.8 13.9 13.6 13.7
Average

allocated

tangible

equity

(£bn)
1
10.3 10.1 10.3 10.4 10.3 10.4 10.1 10.1
Cost:

income

ratio
70% 60% 57% 132% 60% 56% 63% 55%
Loan

loss

rate

(bps)
111 96 38 20 47 40 61 24
Net

interest

margin
2.48% 2.91% 3.03% 3.10% 3.05% 3.18% 3.20% 3.22%
Performance

measures

excluding
litigation

and

conduct
2
£m £m £m £m £m £m £m £m
(Loss)/profit

before

tax
(121) 200 705 793 518 588 405 794
Attributable

(loss)/profit
(118) 178 481 550 358 424 253 558
Return

on

average

allocated

tangible

equity
1
(4.6%) 7.0% 18.7% 21.2% 13.9% 16.4% 10.1% 22.0%
Cost:

income

ratio
69% 60% 54% 52% 58% 56% 62% 52%

1

Q120

has

been

restated

to

reflect

allocated

tangible

equity

being

calculated

as

13.0%

of

RWAs

for

each

business,

adjusted

for

capital

deductions,

excluding

goodwill
and

intangible

assets.
2

Refer

to

pages

87

to

96

for

further

information

and

calculations

of

performance

measures

ex

cluding

litigation

and

conduct.

Quarterly

Results

by

Business

  19

Analysis

of

Barclays

UK
Q220 Q120 Q419 Q319 Q219 Q119 Q418 Q318
Analysis

of

total

income
£m £m £m £m £m £m £m £m
Personal

Banking
826 968 1,064 1,035 946 964 998 1,021
Barclaycard

Consumer

UK
367 436 533 472 497 490 522 551
Business

Banking
274 300 362 339 328 323 343 324
Total

income
1,467 1,704 1,959 1,846 1,771 1,777 1,863 1,896
Analysis

of

credit

impairment

(charges)/releases
Personal

Banking
(130) (134) (71) (36) (36) (52) (44) (8)
Barclaycard

Consumer

UK
(396) (301) (108) (49) (175) (140) (250) (88)
Business

Banking
(57) (46) (11) (16) (19) 1 (2) (19)
Total

credit

impairment

charges
(583) (481) (190) (101) (230) (191) (296) (115)
Analysis

of

loans

and

advances

to

customers

at
amortised

cost
£bn £bn £bn £bn £bn £bn £bn £bn
Personal

Banking
154.9 153.4 151.9 150.1 147.3 145.9 146.0 145.4
Barclaycard

Consumer

UK
11.5 13.6 14.7 14.9 15.1 15.0 15.3 15.3
Business

Banking
35.6 28.7 27.1 28.2 26.7 26.6 26.3 26.0
Total

loans

and

advances

to

customers

at
amortised

cost
202.0 195.7 193.7 193.2 189.1 187.5 187.6 186.7
Analysis

of

customer

deposits

at

amortised

cost
Personal

Banking
169.6 161.4 159.2 157.9 156.3 154.1 154.0 153.4
Barclaycard

Consumer

UK
0.1 - - - - - - -
Business

Banking
56.0 46.1 46.3 45.4 44.6 43.2 43.3 42.4
Total

customer

deposits

at

amortised

cost
225.7 207.5 205.5 203.3 200.9 197.3 197.3 195.8

Quarterly

Results

by

Business

  20

Barclays

International
Q220 Q120 Q419 Q319 Q219 Q119 Q418 Q318
Income

statement

information
£m £m £m £m £m £m £m £m
Net

interest

income
847 998 965 1,059 1,017 900 984 965
Net

trading

income
1,660 2,360 929 1,110 1,016 1,144 837 1,103
Net

fee,

commission

and

other

income
1,503 1,286 1,558 1,581 1,870 1,526 1,400 1,222
Total

income
4,010 4,644 3,452 3,750 3,903 3,570 3,221 3,290
Credit

impairment

charges
(1,010) (1,609) (329) (352) (247) (245) (354) (143)
Net

operating

income
3,000 3,035 3,123 3,398 3,656 3,325 2,867 3,147
Operating

costs
(2,186) (2,219) (2,240) (2,282) (2,435) (2,206) (2,441) (2,277)
UK

bank

levy
- - (174) - - - (210) -
Operating

expenses
(2,186) (2,219) (2,414) (2,282) (2,435) (2,206) (2,651) (2,277)
Litigation

and

conduct
(11) - (86) - (11) (19) (33) (32)
Total

operating

expenses
(2,197) (2,219) (2,500) (2,282) (2,446) (2,225) (2,684) (2,309)
Other

net

income
4 6 17 21 13 18 32 12
Profit

before

tax

807 822 640 1,137 1,223 1,118 215 850
Attributable

profit/(loss)
468 529 397 799 832 788 (21) 687
Balance

sheet

information
£bn £bn £bn £bn £bn £bn £bn £bn
Loans

and

advances

at

amortised

cost
138.1 167.0 132.8 138.1 134.8 130.9 127.2 132.4
Trading

portfolio

assets
109.5 101.6 113.3 119.4 120.0 117.2 104.0 124.6
Derivative

financial

instrument

assets
306.8 341.5 228.9 286.0 243.8 217.3 222.1 214.8
Financial

assets

at

fair

value

through

the

income
statement
154.3 188.4 128.4 158.0 154.7 153.5 144.7 147.8
Cash

collateral

and

settlement

balances
130.8 153.2 79.4 112.5 101.3 97.8 74.3 94.3
Other

assets
236.3 201.5 178.6 195.6 196.8 202.3 189.8 186.3
Total

assets
1,075.8 1,153.2 861.4 1,009.6 951.4 919.0 862.1 900.2
Deposits

at

amortised

cost
241.2 263.3 210.0 217.6 212.0 215.5 197.2 200.3
Derivative

financial

instrument

liabilities
307.6 338.8 228.9 283.3 243.0 213.5 219.6 213.7
Loan:

deposit

ratio
57% 63% 63% 63% 64% 61% 65% 66%
Risk

weighted

assets
231.2 237.9 209.2 223.1 214.8 216.1 210.7 214.6
Performance

measures
Return

on

average

allocated

equity
5.5% 6.6% 5.0% 9.6% 10.3% 10.0% (0.3%) 8.5%
Return

on

average

allocated

tangible

equity
1
5.6% 6.8% 5.1% 9.9% 10.7% 10.4% (0.3%) 8.8%
Average

allocated

equity

(£bn)
34.2 31.9 31.9 33.3 32.1 31.6 32.4 32.5
Average

allocated

tangible

equity

(£bn)
1
33.5 31.2 30.9 32.2 31.1 30.5 31.3 31.1
Cost:

income

ratio
55% 48% 72% 61% 63% 62% 83% 70%
Loan

loss

rate

(bps)
284 377 96 99 72 73 107 41
Net

interest

margin
3.43% 3.93% 4.29% 4.10% 3.91% 3.99% 3.98% 3.87%
Performance

measures

excluding
litigation

and

conduct
2
£m £m £m £m £m £m £m £m
Profit

before

tax
818 822 726 1,137 1,234 1,137 248 882
Attributable

profit
476 529 461 801 840 804 13 713
Return

on

average

allocated

tangible

equity
1
5.7% 6.8% 6.0% 10.0% 10.8% 10.6% 0.2% 9.2%
Cost:

income

ratio
55% 48% 70% 61% 62% 62% 82% 69%

1

Q120

has

been

restated

to

reflect

allocated

tangible

equity

being

calculated

as

13.0%

of

RWAs

for

each

business,

adjusted

for

capital

deductions,

excluding

goodwill
and

intangible

assets.
2

Refer

to

pages

87

to

96

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.

Quarterly

Results

by

Business

  21

Analysis

of

Barclays

International
Corporate

and

Investment

Bank
Q220 Q120 Q419 Q319 Q219 Q119 Q418 Q318
Income

statement

information
£m £m £m £m £m £m £m £m
FICC 1,468 1,858 726 816 920 902 570 688
Equities 674 564 409 494 517 467 375 471
Markets 2,142 2,422 1,135 1,310 1,437 1,369 945 1,159
Advisory 84 155 202 221 221 132 242 151
Equity

capital

markets
185 62 56 86 104 83 53 55
Debt

capital

markets
463 418 322 381 373 354 330 313
Banking

fees
732 635 580 688 698 569 625 519
Corporate

lending
61 111 202 195 216 152 243 197
Transaction

banking
381 449 397 424 444 415 412 416
Corporate 442 560 599 619 660 567 655 613
Other - - - - - - (74) (56)
Total

income
3,316 3,617 2,314 2,617 2,795 2,505 2,151 2,235
Credit

impairment

(charges)/releases
(596) (724) (30) (31) (44) (52) (35) 3
Net

operating

income
2,720 2,893 2,284 2,586 2,751 2,453 2,116 2,238
Operating

costs
(1,680) (1,690) (1,691) (1,712) (1,860) (1,619) (1,835) (1,712)
UK

bank

levy
- - (156) - - - (188) -
Operating

expenses
(1,680) (1,690) (1,847) (1,712) (1,860) (1,619) (2,023) (1,712)
Litigation

and

conduct
(3) - (79) (4) (7) (19) (23) (32)
Total

operating

expenses
(1,683) (1,690) (1,926) (1,716) (1,867) (1,638) (2,046) (1,744)
Other

net

income
3 - 1 12 3 12 15 4
Profit

before

tax

1,040 1,203 359 882 887 827 85 498
Attributable

profit/(loss)
694 820 193 609 596 582 (84) 431
Balance

sheet

information
£bn £bn £bn £bn £bn £bn £bn £bn
Loans

and

advances

at

amortised

cost
104.9 128.2 92.0 95.8 92.1 90.6 86.4 93.3
Trading

portfolio

assets
109.3 101.5 113.3 119.3 119.9 117.2 104.0 124.5
Derivative

financial

instruments

assets
306.7 341.4 228.8 286.0 243.7 217.3 222.1 214.8
Financial

assets

at

fair

value

through

the

income
statement
153.7 187.8 127.7 157.3 154.1 152.9 144.2 147.3
Cash

collateral

and

settlement

balances
129.7 152.2 78.5 111.6 100.4 96.9 73.4 93.3
Other

assets
205.5 171.4 155.3 171.5 168.1 163.2 160.4 153.8
Total

assets
1,009.8 1,082.5 795.6 941.5 878.3 838.1 790.5 827.0
Deposits

at

amortised

cost
173.9 198.4 146.2 152.1 145.4 151.4 136.3 137.6
Derivative

financial

instrument

liabilities
307.6 338.7 228.9 283.2 242.9 213.5 219.6 213.7
Risk

weighted

assets

198.3 201.7 171.5 184.9 175.9 176.6 170.9 175.9
Performance

measures
Return

on

average

allocated

equity
9.5% 12.5% 3.0% 9.1% 9.2% 9.3% (1.3%) 6.6%
Return

on

average

allocated

tangible

equity
1
9.6% 12.5% 3.0% 9.1% 9.2% 9.3% (1.3%) 6.6%
Average

allocated

equity

(£bn)
29.1 26.2 25.9 26.9 25.8 25.2 26.0 26.2
Average

allocated

tangible

equity

(£bn)
1
29.0 26.2 25.8 26.9 25.8 25.1 26.0 25.9
Cost:

income

ratio
51% 47% 83% 66% 67% 65% 95% 78%
Performance

measures

excluding
litigation

and

conduct
2
£m £m £m £m £m £m £m £m
Profit

before

tax
1,043 1,203 438 886 894 846 108 530
Attributable

profit/(loss)
696 820 251 614 601 598 (57) 456
Return

on

average

allocated

tangible

equity
1
9.6% 12.5% 3.9% 9.2% 9.3% 9.5% (0.9%) 7.0%
Cost:

income

ratio
51% 47% 80% 65% 67% 65% 94% 77%

1

Q120

has

been

restated

to

reflect

allocated

tangible

equity

being

calculated

as

13.0%

of

RWAs

for

each

business,

adjusted

for

capital

deductions,

excluding

goodwill
and

intangible

assets.
2

Refer

to

pages

87

to

96

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.

Quarterly

Results

by

Business

  22

Analysis

of

Barclays

International
Consumer,

Cards

and

Payments
Q220 Q120 Q419 Q319 Q219 Q119 Q418 Q318
Income

statement

information
£m £m £m £m £m £m £m £m
Net

interest

income
513 663 717 720 720 665 664 691
Net

fee,

commission,

trading

and

other

income
181 364 421 413 388 400 406 364
Total

income
694 1,027 1,138 1,133 1,108 1,065 1,070 1,055
Credit

impairment

charges
(414) (885) (299) (321) (203) (193) (319) (146)
Net

operating

income
280 142 839 812 905 872 751 909
Operating

costs
(506) (529) (549) (570) (575) (587) (606) (565)
UK

bank

levy
- - (18) - - - (22) -
Operating

expenses
(506) (529) (567) (570) (575) (587) (628) (565)
Litigation

and

conduct
(8) - (7) 4 (4) - (10) -
Total

operating

expenses
(514) (529) (574) (566) (579) (587) (638) (565)
Other

net

income
1 6 16 9 10 6 17 8
(Loss)/profit

before

tax
(233) (381) 281 255 336 291 130 352
Attributable

(loss)/profit
(226) (291) 204 190 236 206 63 256
Balance

sheet

information
£bn £bn £bn £bn £bn £bn £bn £bn
Loans

and

advances

at

amortised

cost
33.2 38.8 40.8 42.3 42.7 40.3 40.8 39.1
Total

assets
66.0 70.7 65.8 68.1 73.1 80.9 71.6 73.2
Deposits

at

amortised

cost
67.3 64.9 63.8 65.5 66.6 64.1 60.9 62.7
Risk

weighted

assets

32.9 36.2 37.7 38.2 38.9 39.5 39.8 38.7
Performance

measures
Return

on

average

allocated

equity
(17.7%) (20.7%) 13.6% 11.8% 14.9% 12.8% 3.9% 16.3%
Return

on

average

allocated

tangible

equity
1
(20.2%) (23.5%) 15.9% 14.2% 17.8% 15.4% 4.8% 19.8%
Average

allocated

equity

(£bn)
5.1 5.7 6.0 6.4 6.3 6.4 6.4 6.3
Average

allocated

tangible

equity

(£bn)
1
4.5 5.0 5.1 5.3 5.3 5.4 5.3 5.2
Cost:

income

ratio
74% 52% 50% 50% 52% 55% 60% 54%
Loan

loss

rate

(bps)
455 846 273 283 180 182 290 138
Performance

measures

excluding
litigation

and

conduct
2
£m £m £m £m £m £m £m £m
(Loss)/profit

before

tax
(225) (381) 288 251 340 291 140 352
Attributable

(loss)/profit
(220) (291) 210 187 239 206 70 257
Return

on

average

allocated

tangible

equity
1
(19.6%) (23.5%) 16.3% 14.0% 18.0% 15.4% 5.4% 19.9%
Cost:

income

ratio
73% 52% 50% 50% 52% 55% 59% 54%

1

Q120

has

been

restated

to

reflect

allocated

tangible

equity

being

calculated

as

13.0%

of

RWAs

for

each

business,

adjusted

for

capital

deductions,

excluding

goodwill
and

intangible

assets.
2

Refer

to

pages

87

to

96

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.

Quarterly

Results

by

Business

  23

Head

Office
Q220 Q120 Q419 Q319 Q219 Q119 Q418 Q318
Income

statement

information
£m £m £m £m £m £m £m £m
Net

interest

income
(180) (79) (99) (117) (95) (111) (201) (106)
Net

fee,

commission

and

other

income
41 14 (11) 62 (41) 16 190 49
Total

income
(139) (65) (110) (55) (136) (95) (11) (57)
Credit

impairment

(charges)/releases
(30) (25) (4) (8) (3) (12) 7 4
Net

operating

expenses
(169) (90) (114) (63) (139) (107) (4) (53)
Operating

costs
(106) (11) (45) (59) (44) (52) (69) (64)
UK

bank

levy
- - (11) - - - (13) -
Operating

expenses
(106) (11) (56) (59) (44) (52) (82) (64)
GMP

charge
- - - - - - (140) -
Litigation

and

conduct
(3) (5) (23) (88) (1) (39) (12) (19)
Total

operating

expenses
(109) (16) (79) (147) (45) (91) (234) (83)
Other

net

(expenses)/income
(43) 2 3 6 15 (22) 7 7
Loss

before

tax

(321) (104) (190) (204) (169) (220) (231) (129)
Attributable

loss
(255) (99) (154) (184) (126) (172) (234) (147)
Balance

sheet

information
£bn £bn £bn £bn £bn £bn £bn £bn
Total

assets
21.7 23.6 21.0 22.9 22.4 21.4 21.5 18.6
Risk

weighted

assets
9.9 10.0 11.0 13.4 28.1 27.0 26.0 26.8
Performance

measures
Average

allocated

equity

(£bn)
10.3 9.6 8.8 9.2 8.1 7.7 6.2 6.4
Average

allocated

tangible

equity

(£bn)
1
6.4 5.6 5.2 5.8 4.8 4.3 2.9 3.4
Performance

measures

excluding
litigation

and

conduct
2
£m £m £m £m £m £m £m £m
Loss

before

tax
(318) (99) (167) (116) (168) (181) (219) (110)
Attributable

loss
(252) (103) (139) (118) (124) (144) (218) (136)

1

Q120

has

been

restated

to

reflect

allocated

tangible

equity

being

calculated

as

13.0%

of

RWAs

for

each

business,

adjusted

for

capital

deductions,

excluding

goodwill
and

intangible

assets.
2

Refer

to

pages

87

to

96

for

further

information

and

calculations

of

performance

measures

excluding

litigation

and

conduct.

Performance

Management

Margins

and

balances
Half

year

ended

30.06.20
Half

year

ended

30.06.19
Net

interest
income
Average
customer
assets

Net

interest
margin
Net

interest
income
Average
customer
assets

Net

interest
margin
£m £m % £m £m %
Barclays

UK
2,637 197,023

2.69
2,907 188,377

3.11
Barclays

International
1
1,848 101,286

3.67
1,947 99,478

3.95
Total

Barclays

UK

and

Barclays

International
4,485 298,309

3.02
4,854 287,855

3.40
Other
2
(262) (236)
Total

Barclays

Group
4,223 4,618

1

Barclays

International

margins

include

interest

earning

lending

balances

within

the

investment

banking

business.
2

Other

includes

Head

Office

and

non-lending

related

investment

banking

businesses

not

included

in

Barclays

International

margins.

The

Group’s

combined

product

and

equity

structural

hedge

notional

as

at

30

June

2020

was

£174bn,

with

an

average

duration

of
2.5

to

3

years.

Group

net

interest

income

includes

gross

structural

hedge

contributions

of

£0.9bn

(H119:

£0.9bn)

and

net

structural
hedge

contributions

of

£0.6bn

(H

119:

£0.2bn).

Gross

structural

hedge

contributions

represent

the

absolute

level

of

interest

earned
from

the

fixed

receipts

on

the

basket

of

swaps

in

the

structural

hedge,

while

the

net

structural

hedge

contributions

represe

nt

the
net

interest

earned

on

the

difference

between

the

structural

hedge

rate

and

prevailing

floating

rates.

The

Group

net

interest

margin

decreased

38bps

to

3.02%.

Barclays

UK

net

interest

margin

decreased

42bps

to

2.69%

reflecting
COVID

-19

customer

support

actions,

the

customer

communications

interval

between

Q120

base

rate

reductions

and

deposit

re-
pricing,

as

well

as

a

change

in

business

mix

due

to

balance

growth

in

Mortgages

and

ongoing

lower

UK

cards

IEL

and

overdraft
balances.

Barclays

International

net

interest

margin

decreased

28bps

to

3.67%

reflecting

a

change

in

the

business

mix

of

lower
cards

balances

and

increased

lending

in

the

CIB.

Quarterly

analysis

for

Barclays

UK

and

Barclays

International
Net

interest
income
Average
customer
assets
Net

interest
margin
Three

months

ended

30.06.20
£m £m %
Barclays

UK

1,225

199,039

2.48
Barclays

International
1

868

101,706

3.43
Total

Barclays

UK

and

Barclays

International

2,093

300,745

2.80
Three

months

ended

31.03.20
Barclays

UK
1,412 195,204 2.91
Barclays

International
1
980 100,171 3.93
Total

Barclays

UK

and

Barclays

International
2,392 295,375 3.26
Three

months

ended

31.12.19
Barclays

UK
1,478 193,610 3.03
Barclays

International
1
1,036 95,819 4.29
Total

Barclays

UK

and

Barclays

International
2,514 289,429 3.45
Three

months

ended

30.09.19
Barclays

UK
1,503 192,262 3.10
Barclays

International
1
1,038 100,589 4.10
Total

Barclays

UK

and

Barclays

International
2,541 292,851 3.44
Three

months

ended

30.06.19
Barclays

UK
1,438 189,172 3.05
Barclays

International
1
980 100,645 3.91
Total

Barclays

UK

and

Barclays

International
2,418 289,817 3.35

1

Barclays

International

margins

include

interest

earning

lending

balances

within

the

investment

banking

business.

Risk

Management

Risk

management

and

principal

risks
The

roles

and

responsibilities

of

the

business

groups,

Risk

and

Compliance,

in

the

management

of

risk

in

the

firm

are

defined

in

the
Enterprise

Risk

Management

Framework.

The

purpose

of

the

framework

is

to

identify

the

principal

risks

of

the

Group,

the

process
by

which

the

Group

sets

its

appetite

for

these

risks

in

its

business

activities,

and

the

consequent

limits

which

it

places

on

related
risk

taking.
The

framework

identifies

eight

principal

risks:

credit

risk;

market

risk;

treasury

and

capital

risk;

operational

risk;

model

risk;

conduct
risk;

reputation

risk;

and

legal

risk.

Further

detail

on

these

risks

and

how

they

are

managed

is

available

in

the

Barclays

PLC

Annual
Report

2019

filed

on

Form

20-F

(pages

90

to

107)

or

online

at

home.barclays/annualreport.

There

have

been

no

significant

changes
to

these

principal

risks

or

previously

identified

material

existing

and

emerging

risks

in

the

period,

save

that

details

of

an

additional
material

risk

identified

in

H120

which

potentia

lly

impacts

more

than

one

principal

risk

are

set

out

below.
The

following

section

also

gives

an

overview

of

credit

risk,

market

risk,

and

treasury

and

capital

risk

for

the

period.

Risks

relating

to

the

impact

of

COVID

-19

The

COVID

-19

pandemic

has

had,

and

continues

to

have,

a

material

impact

on

businesses

around

the

world

and

the

economic
environments

in

which

they

operate.

There

are

a

number

of

factors

associated

with

the

pandemic

and

its

impact

on

global
economies

that

could

have

a

material

adverse

effect

on

(among

other

things)

the

profitability,

capital

and

liquidity

of

financial
institutions

such

as

Barclays.
The

COVID

-19

pandemic

has

caused

disruption

to

the

Group’s

customers,

suppliers

and

staff

globally.

Most

jurisdictions

in

which
the

Group

operates

have

implemented

severe

restrictions

on

the

movement

of

their

respective

populations,

with

a

resultant
significant

impact

on

economic

activity

in

those

jurisdictions.

These

restr

ictions

are

being

determined

by

the

governments

of
individual

jurisdictions

(including

through

the

implementation

of

emergency

powers)

and

impacts

(including

the

timing

of
implementation

and

any

subsequent

lifting

of

restrictions)

may

vary

from

jurisdiction

to

jurisdiction.

It

remains

unclear

how

this

will
evolve

through

2020

(including

whether

there

will

be

subsequent

waves

of

the

COVID

-19

pandemic

and

whether

and

in

what
manner

previously

lifted

restrictions

will

be

re-imposed)

and

the

Group

continues

to

monitor

the

situation

closely.

However,
despite

the

COVID

-19

contingency

plans

established

by

the

Group,

its

ability

to

conduct

business

may

be

adversely

affected

by
disruptions

to

its

infrastructure,

business

processes

and

technology

services,

resulting

from

the

unavailability

of

staff

due

to

illness
or

the

failure

of

third

parties

to

supply

services.

This

may

cause

significant

customer

detriment,

costs

to

reimburse

losses

incurred
by

the

Group’s

customers,

potential

litigation

costs

(including

regulatory

fines,

penalties

and

other

sanctions),

and

reputational
damage.

In

many

of

the

jurisdictions

in

which

the

Group

operates,

schemes

have

been

initiated

by

central

banks,

national

governments

and
regulators

to

provide

financial

support

to

parts

of

the

econom

y

most

impacted

by

the

COVID

-19

pandemic.

These

schemes

have
been

designed

and

implemented

at

pace,

meaning

lenders

(including

Barclays)

continue

to

address

operational

issues

which

have
arisen

in

connection

with

the

implementation

of

the

schemes,

including

resolving

the

interaction

between

the

schemes

and
existing

law

and

regulation.

In

addition,

the

details

of

how

these

schemes

will

impact

the

Group’s

customers

and

therefore

the
impact

on

the

Group

remains

uncertain

at

this

stage.

However,

certain

actions

(such

as

the

introduction

of

payment

holidays

for
certain

consumer

lending

products

or

the

cancellation

or

waiver

of

fees

associated

with

certain

products)

may

negatively

impact
the

effective

interest

rate

earned

on

certain

of

the

Group’s

portfolios

and

lower

fee

income

being

earned

on

certain

products.
Lower

interest

rates

globally

will

negatively

impact

net

interest

income

earned

on

certain

of

the

Group’s

portfolios.

Both

of

these
factors

may

in

turn

negatively

impact

the

Group’s

profitability.

Furthermore,

the

introduction

of,

and

participation

in,

central

-

bank
supported

loan

and

other

financing

schemes

introduced

as

a

result

of

the

COVID

-19

pandemic

may

negatively

impact

the

Group’s
RWAs,

level

of

impairment

and,

in

turn,

capital

position

(particularly

when

any

transitional

relief

applied

to

the

calculation

of

RWAs
and

impairment

expires).

This

may

be

exacerbated

if

the

Group

is

required

by

any

government

or

regulator

to

offer

forbearance

or
additional

financial

relief

to

borrowers.
As

these

schemes

and

other

financial

support

schemes

provided

by

national

governments

(such

as

job

retention

and

furlough
schemes)

expire,

are

withdrawn

or

are

no

longer

supported,

the

Group

may

experience

a

higher

volume

of

defaults

and
delinquencies

in

certain

portfolios

and

may

initiate

collection

and

enforcement

actions

to

recover

defaulted

debts.

Where
defaulting

borrowers

are

harmed

by

the

Group’s

conduct,

this

may

give

rise

to

civil

legal

proceedings,

including

class

actions,
regulatory

censure,

potentially

significant

fines

and

other

sanctions,

and

reputational

damage.

Other

legal

disputes

may

also

arise
between

the

Group

and

defaulting

borrowers

relating

to

matters

such

as

breaches

or

enforcement

of

legal

rights

or

obligations
arising

under

loan

and

other

credit

agreements.

Adverse

findings

in

any

such

matters

may

result

in

the

Group’s

rights

not

being
enforced

as

intended.

For

further

details

on

legal

risk

and

legal,

competition

and

regulatory

matt

ers,

refer

to

Note

20

on

page

80.
The

actions

taken

by

various

governments

and

central

banks,

in

particular

in

the

United

Kingdom

and

the

United

States,

may
indicate

a

view

on

the

potential

severity

of

any

economic

downturn

and

post

recovery

environment,

which

from

a

commercial,
regulatory

and

risk

perspective

could

be

significantly

different

to

past

crises

and

persist

for

a

prolonged

period.

The

COVID

-19
pandemic

has

led

to

a

weakening

in

gross

domestic

product

(GDP)

in

most

jurisdictions

in

which

the

Group

operates

and

an
expectation

of

higher

unemployment

and

lower

house

prices

in

those

same

jurisdictions.

These

factors

all

have

a

significant

impact
on

the

modelling

of

expected

credit

losses

(ECL)

by

the

Group.

As

a

result,

the

Group

has

experienced

higher

ECLs

during

the

first
half

of

2020

compared

to

prior

periods

and

this

trend

may

continue

in

the

second

half

of

2020.

The

economic

environment

remains

Risk

Management

uncertain

and

future

impairment

charges

may

be

subject

to

further

volatility

(including

from

changes

to

macroeconomic

variable
forecasts)

depending

on

the

longevity

of

the

COVID

-19

pandemic

and

related

containment

measures,

as

well

as

the

longer

term
effectiveness

of

central

bank,

government

and

other

support

measures.

For

further

details

on

macroeconomic

variables

used

in

the
calculation

of

ECLs,

refer

to

page

34.

In

addition,

ECLs

may

be

adversely

impacted

by

increased

levels

of

default

for

single

name
exposures

in

certain

sectors

directly

impacted

by

the

COVID

-19

pandemic

(such

as

the

oil

and

gas,

retail,

airline,

and

hospitality

and
leisure

sectors).

Furthermore,

the

Group

relies

on

models

to

support

a

broad

range

of

business

and

risk

management

activities,

including

informing
business

decisions

and

strategies,

measuring

and

limiting

risk,

valuing

exposures

(including

the

calculation

of

impairment),
co

nducting

stress

testing

and

assessing

capital

adequacy.

Models

are,

by

their

nature,

imperfect

and

incomplete

representations

of
reality

because

they

rely

on

assumptions

and

inputs,

and

so

they

may

be

subject

to

errors

affecting

the

accuracy

of

their

outputs
and/or

misused.

This

may

be

exacerbated

when

dealing

with

unprecedented

scenarios,

such

as

the

COVID

-19

pandemic,

due

to

the
lack

of

reliable

historical

reference

points

and

data.

For

further

details

on

model

risk,

refer

to

page

98

of

the

Barclays

PLC

Annual
Report

2019

filed

on

Form

20-F.

The

disruption

to

economic

activity

globally

caused

by

the

COVID

-19

pandemic

could

adversely

impact

the

Group’s

other

assets
such

as

goodwill

and

intangibles,

and

the

value

of

Barclays

PLC’s

investments

in

subsidiaries.

It

could

also

impact

the

Group’s
income

due

to

lower

lending

and

transaction

volumes

due

to

volatility

or

weakness

in

the

capital

markets.

Other

potential

risks
include

credit

rating

migration

which

could

negatively

impact

the

Group’s

RWAs

and

capital

position,

and

potential

liquidity

stress
due

to

(among

other

things)

increased

customer

drawdowns,

notwithstanding

the

significant

initiatives

that

governments

and
central

banks

have

put

in

place

to

support

funding

and

liquidity.

Furthermore,

a

significant

increase

in

the

utilisation

of

credit

cards
by

Barclaycard

customers

could

have

a

negative

impact

on

the

Group’s

RWAs

and

capital

position.

Central

bank

and

government

actions

and

other

support

measures

taken

in

response

to

the

COVID

-19

pandemic

may

also

create
restrictions

in

relation

to

capital.

For

example,

on

31

March

2020

in

response

to

a

request

from

the

PRA

and

to

preserve

additional
capital

for

use

in

serving

Barclays’

customers

and

clients,

the

Board

agreed

to

cancel

the

6.0p

per

ordinary

share

full

year

2019
dividend

that

was

due

for

payment

on

3

April

2020.

In

addition,

the

Board

decided

that

for

2020

Barclays

PLC

will

not

undertake
any

interim

ordinary

share

dividend

payments,

accrual

of

ordinary

share

dividends,

or

share

buybacks.

Restrictions

imposed

by
governments

and/or

regulators

may

further

limit

management’s

flexibility

in

managing

the

business

and

taking

action

in

relation

to
capital

distributions

and

capital

allocation.

Any

and

all

such

events

mentioned

above

could

have

a

material

adver

se

effect

on

the

Group’s

business,

financial

condition,

results
of

operations,

prospects,

liquidity,

capital

position

and

credit

ratings

(including

potential

credit

rating

agency

changes

of

outlooks

or
ratings),

as

well

as

on

the

Group’s

customers,

employe

es

and

suppliers.

Credit

Risk

Loans

and

advances

at

amortised

cost

by

stage

The

table

below

presents

an

analysis

of

loans

and

advances

at

amortised

cost

by

gross

exposure,

impairment

allowance,
impairment

charge

and

coverage

ratio

by

stage

allocation

and

business

segment

as

at

30

June

2020.

Also

included

are

off

-balance
sheet

loan

commitments

and

financial

guarantee

contracts

by

gross

exposure,

impairment

allowance

and

coverage

ratio

by

stage
allocation

as

at

30

June

2020.

Impairment

allowance

under

IFRS

9

considers

both

the

drawn

and

the

undrawn

counterparty

exposure.

For

retail

portfolios,

the
total

impairment

allowance

is

allocated

to

the

drawn

exposure

to

the

extent

that

the

allowance

does

not

exceed

the

exposure,

as
ECL

is

not

reported

separately.

Any

excess

is

reported

on

the

liability

side

of

the

balance

sheet

as

a

provision.

For

wholesale
portfolios,

the

impairment

allowance

on

the

undrawn

exposure

is

reported

on

the

liability

side

of

the

balance

sheet

as

a

provision.

Gross

exposure
Impairment

allowance
Net
exposure
Stage

1
Stage

2

Stage

3
Total
Stage

1
Stage

2

Stage

3
Total
As

at

30.06.20
£m £m £m £m £m £m £m £m £m
Barclays

UK
147,369 26,022 2,613 176,004 327 1,672 1,129 3,128 172,876
Barclays

International
17,714 6,200 1,838 25,752 427 1,335 1,400 3,162 22,590
Head

Office
4,649 660 916 6,225 8 54 354 416 5,809
Total

Barclays

Group

retail
169,732 32,882 5,367 207,981 762 3,061 2,883 6,706 201,275
Barclays

UK
28,658 5,562 1,131 35,351 24 88 133 245 35,106
Barclays

International
76,750 38,205 2,571 117,526 237 802 934 1,973 115,553
Head

Office
2,977

-

38 3,015

-

-

37 37 2,978
Total

Barclays

Group
wholesale
1
108,385 43,767 3,740 155,892 261 890 1,104 2,255 153,637
Total

loans

and

advances

at
amortised

cost
278,117 76,649 9,107 363,873 1,023 3,951 3,987 8,961 354,912
Off-balance

sheet

loan
commitments

and

financial
guarantee

contracts
2
284,807 63,327 1,569 349,703 122 571 48 741 348,962
Total
3
562,924 139,976 10,676 713,576 1,145 4,522 4,035 9,702 703,874
As

at

30.06.20
Half

year

ended

30.06.20
Coverage

ratio

Loan

impairment

charge

and

loan

loss

rate
4
Stage

1
Stage

2

Stage

3
Total
Loan

impairment
charge
Loan

loss

rate
% % % % £m bps
Barclays

UK
0.2 6.4 43.2 1.8 875 100
Barclays

International
2.4 21.5 76.2 12.3 1,230 961
Head

Office
0.2 8.2 38.6 6.7 55 178
Total

Barclays

Group

retail
0.4 9.3 53.7 3.2 2,160 209
Barclays

UK
0.1 1.6 11.8 0.7 102 58
Barclays

International
0.3 2.1 36.3 1.7 910 156
Head

Office

-

-

97.4 1.2

-

-

Total

Barclays

Group
wholesale
1
0.2 2.0 29.5 1.4 1,012 131
Total

loans

and

advances

at
amortised

cost
0.4 5.2 43.8 2.5 3,172 175
Off-balance

sheet

loan
commitments

and

financial
guarantee

contracts
2
- 0.9 2.0 0.2 409
Other

financial

assets

subject
to

impairment
3
157
Total
4
0.2 3.2 37.6 1.4 3,738

1

Includes

Wealth

and

Private

Banking

exposures

measured

on

an

individual

basis,

and

excludes

Business

Banking

exposures

that

are

managed

on

a

collective

basis.
The

net

impact

is

a

difference

in

total

exposure

of

£1,195m

of

balances

reported

as

wholesale

loans

on

page

29

in

the

Loans

and

advances

at

amort

ised

cost

by
product

disclosure.

2

Excludes

loan

commitments

and

financial

guarantees

of

£7.4bn

carried

at

fair

value.

3

Other

financial

assets

subject

to

impairment

not

included

in

the

table

above

include

cash

collateral

and

settlement

balances,

financial

assets

at

fair

value

through
other

comprehensive

income

and

other

assets

.

These

have

a

total

gross

exposure

of

£215.6bn

and

impairment

allowance

of

£176m.

This

comprises

£37m

ECL

on
£209.2bn

stage

1

assets,

£24m

on

£6.3bn

stage

2

fair

value

through

other

comprehensive

income

asset

s,

cash

collateral

and

settlement

balances

and

£115m

on
£115m

stage

3

other

assets.

4

H120

loan

impairment

charge

represents

six

months

of

impairment

charge,

annualised

to

calculate

the

loan

loss

rate.

The

loan

loss

rate

for

H120

is

207bps

after
applying

the

total

impairment

charge

of

£3,738m.

Credit

Risk

Gross

exposure
Impairment

allowance
Net
exposure
Stage

1
Stage

2

Stage

3
Total
Stage

1
Stage

2

Stage

3
Total
As

at

31.12.19
£m £m £m £m £m £m £m £m £m
Barclays

UK
143,097 23,198 2,446 168,741 198 1,277 974 2,449 166,292
Barclays

International
27,886 4,026 1,875 33,787 352 774 1,359 2,485 31,302
Head

Office
4,803 500 826 6,129 5 36 305 346 5,783
Total

Barclays

Group

retail
175,786 27,724 5,147 208,657 555 2,087 2,638 5,280 203,377
Barclays

UK
27,891 2,397 1,124 31,412 16 38 108 162 31,250
Barclays

International
92,615 8,113 1,615 102,343 136 248 447 831 101,512
Head

Office
2,974 - 37 3,011 - - 35 35 2,976
Total

Barclays

Group
wholesale
1
123,480 10,510 2,776 136,766 152 286 590 1,028 135,738
Total

loans

and

advances

at
amortised

cost
299,266 38,234 7,923 345,423 707 2,373 3,228 6,308 339,115
Off-balance

sheet

loan
commitments

and

financial
guarantee

contracts
2
321,140 19,185 935 341,260 97 170 55 322 340,938
Total
3
620,406 57,419 8,858 686,683 804 2,543 3,283 6,630 680,053
As

at

31.12.19
Year

ended

31.12.19
Coverage

ratio

Loan

impairment

charge

and

loan

loss

rate
4
Stage

1
Stage

2

Stage

3
Total
Loan

impairment
charge
Loan

loss

rate
% % % % £m bps
Barclays

UK
0.1 5.5 39.8 1.5 661 39
Barclays

International
1.3 19.2 72.5 7.4 999 296
Head

Office
0.1 7.2 36.9 5.6 27 44
Total

Barclays

Group

retail
0.3 7.5 51.3 2.5 1,687 81
Barclays

UK
0.1 1.6 9.6 0.5 33 11
Barclays

International
0.1 3.1 27.7 0.8 113 11
Head

Office
- - 94.6 1.2 - -
Total

Barclays

Group
wholesale
1
0.1 2.7 21.3 0.8 146 11
Total

loans

and

advances

at
amortised

cost
0.2 6.2 40.7 1.8 1,833 53
Off-balance

sheet

loan
commitments

and

financial
guarantee

contracts
2
- 0.9 5.9 0.1 71
Other

financial

assets

subject
to

impairment
3
8
Total
4
0.1 4.4 37.1 1.0 1,912

1

Includes

Wealth

and

Private

Banking

exposures

measured

on

an

individual

basis,

and

excludes

Business

Banking

exposures

that

are

managed

on

a

collective

basis.
The

net

impact

is

a

difference

in

total

exposure

of

£6,434m

of

balances

reported

as

wholesale

loans

on

page

29

in

the

Loans

and

advances

at

amort

ised

cost

by
product

disclosure.

2

Excludes

loan

commitments

and

financial

guarantees

of

£17.7bn

carried

at

fair

value.

3

Other

financial

assets

subject

to

impairment

not

included

in

the

table

above

include

cash

collateral

and

settlement

balances,

financial

assets

at

fair

value

through
other

comprehensive

income

and

other

assets.

These

have

a

total

gross

exposure

of

£149.3bn

and

impairment

allowance

of

£24m.

This

comprises

£12m

ECL

on
£148.5bn

stage

1

assets,

£2m

on

£0.8bn

stage

2

fair

value

through

other

comprehensive

income

assets

,

cash

collateral

and

settlement

balances

and

£10m

on

£10m
stage

3

other

assets.

4

The

loan

loss

rate

is

55bps

after

applying

the

total

impairment

charge

of

£1,912m.

Credit

Risk

Loans

and

advances

at

amortised

cost

by

product

The

table

below

presents

a

breakdown

of

loans

and

advances

at

amortised

cost

and

the

impairment

allowance

with

stage
allocation

by

asset

classification.

Stage

2
As

at

30.06.20
Stage

1
Not

past
due
<=30

days
past

due
>30

days
past

due
Total
Stage

3
Total
Gross

exposure
£m £m £m £m £m £m £m
Home

loans
134,612 17,464 1,765 1,042 20,271 2,258 157,141
Credit

cards,

unsecured

loans

and

other

retail

lending
35,829 11,825 361 557 12,743 3,463 52,035
Wholesale

loans

107,676 39,631 3,291 713 43,635 3,386 154,697
Total 278,117 68,920 5,417 2,312 76,649 9,107 363,873
Impairment

allowance
Home

loans
22 47 15 21 83 397 502
Credit

cards,

unsecured

loans

and

other

retail

lending
768 2,515 146 286 2,947 2,535 6,250
Wholesale

loans

233 812 80 29 921 1,055 2,209
Total 1,023 3,374 241 336 3,951 3,987 8,961
Net

exposure
Home

loans
134,590 17,417 1,750 1,021 20,188 1,861 156,639
Credit

cards,

unsecured

loans

and

other

retail

lending
35,061 9,310 215 271 9,796 928 45,785
Wholesale

loans

107,443 38,837 3,193 684 42,714 2,331 152,488
Total 277,094 65,564 5,158 1,976 72,698 5,120 354,912
Coverage

ratio
% % % % % % %
Home

loans
- 0.3 0.8 2.0 0.4 17.6 0.3
Credit

cards,

unsecured

loans

and

other

retail

lending
2.1 21.3 40.4 51.3 23.1 73.2 12.0
Wholesale

loans

0.2 2.0 3.0 4.1 2.1 31.2 1.4
Total 0.4 4.9 4.8 14.5 5.2 43.8 2.5
As

at

31.12.19
Gross

exposure
£m £m £m £m £m £m £m
Home

loans
135,713 14,733 1,585 725 17,043 2,155 154,911
Credit

cards,

unsecured

loans

and

other

retail

lending
46,012 9,759 496 504 10,759 3,409 60,180
Wholesale

loans

117,541 9,374 374 684 10,432 2,359 130,332
Total 299,266 33,866 2,455 1,913 38,234 7,923 345,423
Impairment

allowance
Home

loans
22 37 14 13 64 346 432
Credit

cards,

unsecured

loans

and

other

retail

lending
542 1,597 159 251 2,007 2,335 4,884
Wholesale

loans

143 284 9 9 302 547 992
Total 707 1,918 182 273 2,373 3,228 6,308
Net

exposure
Home

loans
135,691 14,696 1,571 712 16,979 1,809 154,479
Credit

cards,

unsecured

loans

and

other

retail

lending
45,470 8,162 337 253 8,752 1,074 55,296
Wholesale

loans

117,398 9,090 365 675 10,130 1,812 129,340
Total 298,559 31,948 2,273 1,640 35,861 4,695 339,115
Coverage

ratio
% % % % % % %
Home

loans
- 0.3 0.9 1.8 0.4 16.1 0.3
Credit

cards,

unsecured

loans

and

other

retail

lending
1.2 16.4 32.1 49.8 18.7 68.5 8.1
Wholesale

loans

0.1 3.0 2.4 1.3 2.9 23.2 0.8
Total 0.2 5.7 7.4 14.3 6.2 40.7 1.8

Total

customers

on

payment

holidays

amounted

to

£21.9bn

in

balances,

of

which

69%

are

in

Stage

1.

If

these

customers

moved

from
Stage

1

to

Stage

2,

it

would

result

in

an

estimated

ECL

impact

of

£214m.

Staging

criteria

are

broadly

consistent

with

the

criteria
outlined

in

the

Barclays

PLC

Annual

Report

2019.

Credit

Risk

Loans

and

advan

ces

at

amortised

cost

by

selected

sectors

The

table

below

presents

a

breakdown

of

loans

and

advances

at

amortised

cost

and

the

impairment

allowance,

with

gross
exposure

and

stage

allocation

for

selected

industry

sectors

within

the

wholesale

loans

portfolio.

The

industry

sectors

have

been
selected

based

upon

the

level

of

management

focus

they

have

received

following

the

onset

of

the

COVID

-19

pandemic.

Gross

exposure
Impairment

allowance
Stage

1
Stage

2

Stage

3
Total
Stage

1
Stage

2

Stage

3
Total
As

at

30.06.20
£m £m £m £m £m £m £m £m
Air

travel
1,018 462 69 1,549 - 14 25 39
Hospitality

and

leisure
3,567 3,600 236 7,403 18 121 75 214
Oil

and

gas
1,427 2,389 407 4,223 19 99 185 303
Retail 2,954 2,260 297 5,511 37 46 101 184
Shipping 355 369 6 730 1 8 3 12
Transportation 818 358 119 1,295 4 21 46 71
Total 10,139 9,438 1,134 20,711 79 309 435 823
Total

of

Wholesale

exposures
9% 22% 33% 13% 34% 34% 41% 37%
Gross

exposure
Impairment

allowance
Stage

1
Stage

2

Stage

3
Total
Stage

1
Stage

2

Stage

3
Total
As

at

31.12.19
£m £m £m £m £m £m £m £m
Air

travel
194 31 26 251 - - 24 24
Hospitality

and

leisure
4,321 851 199 5,371 8 18 29 55
Oil

and

gas
2,539 612 136 3,287 8 24 47 79
Retail 3,395 777 207 4,379 11 24 85 120
Shipping 357 52 7 416 1 - 3 4
Transportation 873 82 89 1,044 5 5 54 64
Total 11,679 2,405 664 14,748 33 71 242 346
Total

of

Wholesale

exposures
10% 23% 28% 11% 23% 24% 44% 35%

The

coverage

ratio

for

selected

sectors

has

increased

from

2.3%

as

at

31

December

2019

to

4.0%

as

at

30

June

2020.

Exposure

to

UK
commercial

real

estate

of

£9.0bn,

excluding

government

backed

schemes,

was

in

line

with

31

December

2019

(£9.1bn).

Coverage
increased

from

0.56%

to

0.85%

in

the

period.

Credit

Risk

Movement

in

gross

exposures

and

impairment

allowance

including

provisions

for

loan
commitments

and

financial

guarantees

The

following

tables

present

a

reconciliation

of

the

opening

to

the

closing

balance

of

the

exp

osure

and

impairment

allowance.

An
explanation

of

the

terms

12-month

ECL

,

lifetime

ECL

and

credit

-impaired

is

included

in

the

Barclays

PLC

Annual

Report

2019

filed

on
Form

20-F

on

page

225.

Transfers

between

stages

in

the

table

have

been

reflected

as

if

they

had

taken

place

at

the

beginning

of

the
year.

The

movements

are

measured

over

a

6-month

period.

Loans

and

advances

at

amortised

cost
Stage

1
Stage

2
Stage

3
Total
Gross
exposure ECL
Gross
exposure ECL
Gross
exposure ECL
Gross
exposure ECL
Home

loans
£m £m £m £m £m £m £m £m
As

at

1

January

2020
135,713 22 17,043 64 2,155 346 154,911 432
Transfers

from

Stage

1

to

Stage

2
(7,161) (1) 7,161 1 - - - -
Transfers

from

Stage

2

to

Stage

1
2,985 7 (2,985) (7) - - - -
Transfers

to

Stage

3
(99) - (288) (8) 387 8 - -
Transfers

from

Stage

3
24 - 112 1 (136) (1) - -
Business

activity

in

the

year
9,928 1 277 1 - - 10,205 2
Net

drawdowns,

repayments,

net

re-
measurement

and

movement

due

to

exposure
and

risk

parameter

changes
(2,752) (6) (355) 32 (2) 62 (3,109) 88
Final

repayments
(4,026) (1) (694) (1) (137) (9) (4,857) (11)
Disposals - - - - - - - -
Write

-offs
1
- - - - (9) (9) (9) (9)
As

at

30

June

2020
2
134,612 22 20,271 83 2,258 397 157,141 502
Credit

cards,

unsecured

loans

and

other

retail

lending
As

at

1

January

2020
46,012 542 10,759 2,007 3,409 2,335 60,180 4,884
Transfers

from

Stage

1

to

Stage

2
(6,228) (124) 6,228 124 - - - -
Transfers

from

Stage

2

to

Stage

1
3
2,977 465 (2,977) (465) - - - -
Transfers

to

Stage

3
(261) (12) (796) (325) 1,057 337 - -
Transfers

from

Stage

3
36 10 62 9 (98) (19) - -
Business

activity

in

the

year
3,645 45 215 44 15 6 3,875 95
Net

drawdowns,

repayments,

net

re-
measurement

and

movement

due

to

exposure
and

risk

parameter

changes
3
(6,800) (128) (410) 1,595 136 814 (7,074) 2,281
Final

repayments
(2,059) (22) (155) (22) (125) (36) (2,339) (80)
Disposals
4
(1,493) (8) (183) (20) (86) (57) (1,762) (85)
Write

-offs
1
- - - - (845) (845) (845) (845)
As

at

30

June

2020
2
35,829 768 12,743 2,947 3,463 2,535 52,035 6,250

1

In

H120,

gross

write

-offs

amounted

to

£953

m

(H119:

£951m)

and

post

write

-off

recoveries

amounted

to

£15m

(H119:

£73m).

Net

write

-offs

represent

gross

write-
offs

less

post

write

-off

recoveries

and

amounted

to

£938m

(H119:

£878m).
2

Other

financial

assets

subject

to

impairment

excluded

from

the

tables

above

include

cash

collateral

and

settlement

balances,

financial

assets

at

fair

value

through
other

compr

ehensive

income

and

other

assets.

These

have

a

total

gross

exposure

of

£215.6bn

(December

2019:

£149.3bn)

and

impairment

allowance

of

£176m
(December

2019:

£24m).

This

comprises

£37m

ECL

(December

2019:

£12m)

on

£209.2

bn

Stage

1

assets

(December

2019:

£148.5m),

£24m

(December

2019:

£2m)

on
£6.3bn

Stage

2

fair

value

through

other

comprehensive

income

assets,

cash

collateral

and

settle

ment

assets

(December

2019:

£0.8bn)

and

£115m

(Dece

mber

2019:
£10m)

on

£115m

Stage

3

other

assets

(December

2019:

£10m).
3

Transfers

and

risk

parameter

changes

include

a

£253m

net

release

in

ECL

arising

from

a

reclassification

of

£2.4bn

gross

loans

and

advances

from

Stage

2

to

Stage

1
in

Credit

cards,

unsecured

loans

and

other

retail

lending

resulting

from

a

review

of

probability

of

default

models

in

the

period.

Barclays

continually

reviews

the
output

of

models

to

determine

appropriateness

of

the

ECL

calculation,

including

reviews

of

model

monitoring,

external

benchmarking

and

experience

of

model
operation

over

an

extended

period

of

time.

4

Disposals

reported

within

Credit

cards,

unsecured

loans

and

other

retail

lending

portfolio

include

sale

of

motor

financing

business

within

the

Barclays

Partner

Finance
business.

Credit

Risk

Loans

and

advances

at

amortised

cost
Stage

1
Stage

2
Stage

3
Total
Gross
exposure ECL
Gross
exposure ECL
Gross
exposure ECL
Gross
exposure ECL
Wholesale

loans
£m £m £m £m £m £m £m £m
As

at

1

January

2020
117,541 143 10,432 302 2,359 547 130,332 992
Transfers

from

Stage

1

to

Stage

2
(27,187) (63) 27,187 63 - - - -
Transfers

from

Stage

2

to

Stage

1
2,076 20 (2,076) (20) - - - -
Transfers

to

Stage

3
(832) (3) (653) (44) 1,485 47 - -
Transfers

from

Stage

3
251 9 250 7 (501) (16) - -
Business

activity

in

the

year
23,797 22 4,316 213 42 12 28,155 247
Net

drawdowns,

repayments,

net

re-
measurement

and

movement

due

to

exposure
and

risk

parameter

changes
15,311 124 5,831 415 360 601 21,502 1,140
Final

repayments
(23,281) (19) (1,643) (15) (260) (37) (25,184) (71)
Disposals - - (9) - - - (9) -
Write

-offs
1
- - - - (99) (99) (99) (99)
As

at

30

June

2020
2
107,676 233 43,635 921 3,386 1,055 154,697 2,209
Reconciliation

of

ECL

movement

to

impairment

charge/(release)

for

the

period
£m
Home

loans
79
Credit

cards,

unsecured

loans

and

other

retail

lending
2,296
Wholesale

loans
1,316
ECL

movement

excluding

assets

derecognised

due

to

disposals

and

write-offs
3,691
Recoveries

and

reimbursements
3
(294)
Exchange

and

other

adjustments
4
(225)
Impairment

charge

on

loan

commitments

and

other

financial

guarantees
409
Impairment

charge

on

other

financial

assets
2
157
As

at

30

June

2020
3,738

1

In

H120,

gross

write

-offs

amounted

to

£953

m

(H119:

£951m)

and

post

write

-off

recoveries

amounted

to

£15m

(H119:

£73m).

Net

write

-offs

represent

gross

write-
offs

less

post

write

-off

recoveries

and

amounted

to

£938m

(H119:

£878m).
2

Other

financial

assets

subject

to

impairment

excluded

from

the

tables

above

include

cash

collateral

and

settlement

balances,

financial

assets

at

fair

value

through
other

comprehensive

income

and

other

assets.

These

have

a

total

gross

exposure

of

£215.6bn

(December

2019:

£149.3bn)

and

impairment

allowance

of

£176m
(December

2019:

£24m).

This

comprises

£37m

ECL

(December

2019:

£12m)

on

£209.2

bn

Stage

1

assets

(December

2019:

£148.5m),

£24m

(December

2019:

£2m)

on
£6.3bn

Stage

2

fair

value

through

other

comprehensive

income

assets,

cash

collateral

and

settlement

assets

(December

2019:

£0.8bn)

and

£115m

(December

2019:
£10m)

on

£115m

Stage

3

other

assets

(December

2019:

£10m).

3

Recoveries

and

reimbursements

includes

a

net

gain

in

relation

to

reimbursements

from

financial

guarantee

contracts

held

with

third

parties

of

£279m

and

post

write
off

recoveries

of

£15m.
4

Includes

foreign

exchange

and

interest

and

fees

in

suspense.

Credit

Risk

Loan

commitments

and

financial

guarantees
Stage

1
Stage

2
Stage

3
Total
Gross
exposure ECL
Gross
exposure ECL
Gross
exposure ECL
Gross
exposure ECL
Home

loans
£m £m £m £m £m £m £m £m
As

at

1

January

2020
9,542 - 500 - 4 - 10,046 -
Net

transfers

between

stages
(93) - 93 - - - - -
Business

activity

in

the

year
136 - - - - - 136 -
Net

drawdowns,

repayments,

net

re-
measurement

and

movement

due

to

exposure
and

risk

parameter

changes
(875) - (6) - (1) - (882) -
Limit

management
(117) - (16) - - - (133) -
As

at

30

June

2020
8,593 - 571 - 3 - 9,167 -
Credit

cards,

unsecured

loans

and

other

retail

lending
As

at

1

January

2020
125,759 35 6,238 71 250 14 132,247 120
Net

transfers

between

stages
(4,914) 39 4,613 (38) 301 (1) - -
Business

activity

in

the

year
4,012 2 94 1 1 1 4,107 4
Net

drawdowns,

repayments,

net

re-
measurement

and

movement

due

to

exposure
and

risk

parameter

changes
9,357 (4) 248 123 (312) 8 9,293 127
Limit

management
(5,402) (1) (277) (1) (34) (3) (5,713) (5)
As

at

30

June

2020
128,812 71 10,916 156 206 19 139,934 246
Wholesale

loans
As

at

1

January

2020
185,839 62 12,447 99 681 41 198,967 202
Net

transfers

between

stages
(38,868) (22) 37,836 15 1,032 7 - -
Business

activity

in

the

year
24,882 7 3,389 30 107 - 28,378 37
Net

drawdowns,

repayments,

net

re-
measurement

and

movement

due

to

exposure
and

risk

parameter

changes
11,805 11 1,026 289 (221) (19) 12,610 281
Limit

management
(36,256) (7) (2,858) (18) (239) - (39,353) (25)
As

at

30

June

2020
147,402 51 51,840 415 1,360 29 200,602 495

Credit

Risk

Measurement

uncertainty

The

Group

uses

a

five

-scenario

model

to

calculate

ECL.

Absent

the

conditions

surrounding

the

COVID

-19

pandemic,

a

Baseline
scenario

is

typically

generated

based

on

an

external

consensus

forecast

assembled

from

key

sources,

including

HM

Treasury

(short-
and

medium-term

forecasts),

Bloomberg

(based

on

median

of

economic

forecasts)

and

the

Urban

Land

Institute

(for

US

House
Prices).

In

addition,

two

adverse

scenarios

(Downside

1

and

Downside

2)

and

two

favourable

scenarios

(Upside

1

and

Upside

2)

are
derived,

with

associated

probability

weightings.

The

adverse

scenarios

are

typically

calibrated

to

a

similar

severity

to

internal

stress
tests,

whilst

also

considering

IFRS

9

specific

sensitivities

and

non-linearity

Downside

2

is

typically

benchmarked

to

the

Bank

of
England’s

annual

cyclical

scenarios

and

to

the

most

severe

scenario

from

Moody’s

inventory,

but

is

not

designed

to

be

the

same.
The

favourable

scenarios

are

generally

calibrated

to

be

symmetric

to

the

adverse

scenarios,

subject

to

a

ceiling

calibrated

to
relevant

recent

favourable

benchmark

scenarios.

The

scenarios

include

eight

economic

variables

(GDP,

unemployment,

House

Price
Index

(HPI)

and

base

rates

in

both

the

UK

and

US

markets),

and

expanded

variables

using

statistical

models

based

on

historical
correlations.

The

upside

and

downside

shocks

are

designed

to

evolve

over

a

five-year

stress

horizon,

with

all

five

scenarios
converging

to

a

steady

state

after

approximately

eight

years.

To

calculate

ECL

a

probability

weight

is

assigned

to

each

scenario.

Following

the

onset

of

the

COVID

-19

pandemic,

the

Group

generated

a

Baseline

scenario

in

March

2020

that

reflected

the

most
recent

economic

forecasts

available

in

the

market

(combined

with

internal

assumptions)

and

estimated

impacts

from

significant
support

measures

taken

by

Barclays,

central

banks

and

governments

across

the

Group’s

key

markets.

This

scenario

assumed

a
strong

contraction

in

GDP

and

a

sharp

rise

in

unemployment

in

2020

across

both

the

UK

and

US,

and

required

a

recalibration

of
probability

weights.

This

scenario

was

superseded

by

a

further

revised

Baseline

scenario

generated

in

June

2020,

based

broadly

on
the

latest

economic

forecasts

which

recognise

some

impacts

from

the

various

support

measures

still

in

place

across

the

Group’s

key
markets.

Upside

and

downside

scenarios

were

also

regenerated

in

June

2020

(together

with

the

revised

Baseline

scenario,

the
“COVID

-19

scenarios”).

The

downside

scenarios

reflect

slower

economic

growth

than

the

Baseline

with

social

distancing

measures
continuing

to

drag

GDP.

Economic

growth

begins

to

recover

later

in

2020

in

Downside

1

but

only

in

2021

in

the

Downside

2
scenario.

The

upside

scenarios

reflect

a

faster

rebound

in

economic

growth

than

the

Baseline

with

a

sharp

decrease

in

infection
rates

and

an

almost

fully

reopened

economy.

Scenario

weights

were

also

revised

in

June

2020

with

greater

weight

being

applied

to
the

tail

scenarios

(Upside

2

and

Downside

2).

Thi

s

reflects

the

significant

range

of

uncertainty

in

the

economic

environment
compared

to

previous

quarters

given

the

conditions

surrounding

the

COVID

-19

pandemic.

The

economic

environment

remains

uncertain

and

future

impairment

charges

may

be

subject

to

further

volatility

(including

from
changes

to

macroeconomic

variable

forecasts)

depending

on

the

longevity

of

the

COVID

-19

pandemic

and

related

containment
measures,

as

well

as

the

longer

term

effectiveness

of

central

bank,

government

and

other

support

measures.

The

tables

below

show

the

key

macroeconomic

variables

used

in

the

COVID

-19

Baseline

scenario

and

the

probability

weights
applied

to

each

respective

scenario.

Credit

Risk

Baseline

average

macroeconomic

variables

used

in

the

calculation

of

ECL
2020 2021 2022
Expected

Worst
Point

As

at

30.06.20

%

%
%

%
UK

GDP
1
(8.7) 6.1 2.9 (51.4)
UK

unemployment
2
6.6 6.5 4.4 8.0
UK

HPI
3
0.6 2.0 - (1.5)
UK

bank

rate
0.2 0.1 0.1 0.1
US

GDP
1
(4.2) 4.4 (0.3) (30.4)
US

unemployment
4
9.3 7.6 5.5 13.4
US

HPI
5
1.1 1.8 (0.8) (1.9)
US

federal

funds

rate
0.5 0.3 0.3 0.3
As

at

31.03.20
UK

GDP
1
(8.0) 6.3 1.3 (51.5)
UK

unemployment
2
6.7 4.5 3.7 8.0
UK

HPI
3
(3.5) 2.6 2.7 (6.5)
UK

bank

rate
0.1 0.3 0.3 0.1
US

GDP
1
(6.4) 4.4 3.2 (45.0)
US

unemployment
4
12.9 7.5 3.8 17.0
US

HPI
5
- 0.7 0.8 (0.3)
US

federal

funds

rate
0.3 0.3 0.3 0.3

1

Average

Real

GDP

seasonally

adjusted

change

in

year

(31.03.20

based

on

Barclays

Global

Economic

Forecasts);

expected

worst

point

is

the

minimum

seasonally
adjusted

quarterly

annualised

rate.
2

Average

UK

unemployment

rate

16-year+.
3

Change

in

average

yearly

UK

HPI

=

Halifax

All

Houses,

All

Buyers

index

,

relative

to

pr

ior

year

end;

worst

point

is

based

on

cumulative

drawdown

in

year

relative

to
prior

year

end.
4

Average

US

civilian

unemployment

rate

16-year+.
5

Change

in

average

yearly

US

HPI

=

FHFA

house

price

index

,

relative

to

prior

year

end;

worst

point

is

based

on

cumulative

drawdown

in

year

relative

to

prior

year

end.
(31.03.20

based

on

QoQ

average

growth

rates)

.

Scenario

probability

weighting
Upside

2
Upside

1
Baseline
Downside

1
Downside

2

%

%

%

%

%
As

at

30.06.20
Scenario

probability

weighting
20.3 22.4 25.4 17.5 14.4
As

at

31.03.20
Scenario

probability

weighting
5.0 20.8 46.7 21.0 6.5
As

at

31.12.19
Scenario

probability

weighting
10.1 23.1 40.8 22.7 3.3

Credit

Risk

Macroeconomic

variables

(specific

bases)
1
Upside

2
Upside

1
Baseline
Downside

1
Downside

2
As

at

30.06.20

%

%

%

%

%
UK

GDP
2
32.7 26.4 5.4 1.6 1.2
UK

unemployment
3
3.5 3.6 4.9 9.6 10.9
UK

HPI
4
45.3 27.2 2.3 (15.0) (33.4)
UK

bank

rate
3
0.1 0.1 0.2 0.3 0.2
US

GDP
2
19.1 13.5 3.3 2.0 (3.1)
US

unemployment
3
4.1 4.4 6.3 15.4 18.7
US

HPI
4
32.3 20.9 2.3 (8.8) (19.7)
US

federal

funds

rate
3
0.3 0.3 0.3 0.4 0.4
As

at

31.12.19
UK

GDP
2
4.2 2.9 1.6 0.2 (4.7)
UK

unemployment
3
3.4 3.8 4.2 5.7 8.7
UK

HPI
4
46.0 32.0 3.1 (8.2) (32.4)
UK

bank

rate
3
0.5 0.5 0.7 2.8 4.0
US

GDP
2
4.2 3.3 1.9 0.4 (3.4)
US

unemployment
3
3.0 3.5 3.9 5.3 8.5
US

HPI
4
37.1 23.3 3.0 0.5 (19.8)
US

federal

funds

rate
3
1.5 1.5 1.7 3.0 3.5
As

at

30.06.19
UK

GDP
2
4.5 3.1 1.7 0.3 (4.1)
UK

unemployment
3
3.4 3.9 4.3 5.7 8.8
UK

HPI
4
46.4 32.6 3.2 (0.5) (32.1)
UK

bank

rate
3
0.8 0.8 1.0 2.5 4.0
US

GDP
2
4.8 3.7 2.1 0.4 (3.3)
US

unemployment
3
3.0 3.4 3.7 5.2 8.4
US

HPI
4
36.9 30.2 4.1 - (17.4)
US

federal

funds

rate
3
2.3 2.3 2.7 3.0 3.5

1

UK

GDP

=

Real

GDP

growth

seasonally

adjusted;

UK

unemployment

=

UK

unemployment

rate

16-year+;

UK

HPI

=

Halifax

All

Houses,

All

Buyers

Index;

US

GDP

=

Real
GDP

growth

seasonally

adjusted;

US

unemployment

=

US

civilian

unemployment

rate

16-year+;

US

HPI

=

FHFA

house

price

index.

Forecast

period

based

on

20
quarters

from

Q3

2020.
2

Upside

scenario

is

the

highest

annual

average

growth

rate

based

on

seasonally

adjusted

quarterly

annualised

rate;

5-year

average

in

Baseline;

downside

is

the
lowest

annual

average

growth

rate

based

on

seasonally

adjusted

quarterly

annualised

rate.
3

Lowest

yearly

average

in

Upside

scenarios;

5-year

average

in

Baseline;

highest

yearly

average

in

Downside

scenarios.
4

Cumulative

growth

(trough

to

peak)

in

Upside

scenarios;

5-year

average

in

Baseline;

cumulative

fall

(peak-

to-trough)

in

Downside

scenarios.

Credit

Risk

Macroeconomic

variables

(5-year

averages)
1
Upside

2
Upside

1
Baseline
Downside

1
Downside

2
As

at

30.06.20

%

%

%

%

%
UK

GDP
8.9 7.2 5.4 5.2 2.8
UK

unemployment
4.0 4.3 4.9 6.2 7.2
UK

HPI
7.8 5.0 2.3 (1.4) (5.5)
UK

bank

rate
0.4 0.3 0.2 0.1 0.1
US

GDP
5.9 4.4 3.3 2.7 1.8
US

unemployment
4.4 5.1 6.3 8.4 10.9
US

HPI
5.8 3.9 2.3 (0.5) (3.1)
US

federal

funds

rate
0.6 0.5 0.3 0.3 0.3
As

at

31.12.19
UK

GDP
3.2 2.4 1.6 0.8 (0.7)
UK

unemployment
3.5 3.9 4.2 5.4 7.7
UK

HPI
7.9 5.7 3.1 (1.1) (6.5)
UK

bank

rate
0.5 0.5 0.7 2.5 3.7
US

GDP
3.5 2.8 1.9 1.0 (0.5)
US

unemployment
3.1 3.6 3.9 5.0 7.5
US

HPI
6.5 4.3 3.0 1.3 (3.7)
US

federal

funds

rate
1.6 1.7 1.7 2.9 3.4
As

at

30.06.19
UK

GDP
3.4 2.6 1.7 0.9 (0.6)
UK

unemployment
3.7 4.0 4.3 5.1 7.9
UK

HPI
7.9 5.8 3.2 0.9 (6.4)
UK

bank

rate
0.8 0.8 1.0 2.3 3.7
US

GDP
3.7 3.0 2.1 1.1 (0.5)
US

unemployment
3.1 3.5 3.7 4.7 7.4
US

HPI
6.5 5.4 4.1 2.4 (2.6)
US

federal

funds

rate
2.3 2.3 2.7 3.0 3.4

1

UK

GDP

=

Real

GDP

growth

seasonally

adjusted;

UK

unemployment

=

UK

unemployment

rate

16-year+;

UK

HPI

=

Halifax

All

Houses,

All

Buyers

Index;

US

GDP

=

Real
GDP

growth

seasonally

adjusted;

US

unemployment

=

US

civilian

unemployment

rate

16-year+;

US

HPI

=

FHFA

house

price

index.

For

GDP

and

HPI,

numbers
represent

average

of

seasonally

adjusted

quarterly

annualised

rates.

Forecast

period

based

on

20

quarters

from

Q3

2020.

Credit

Risk

The

following

table

provides

a

breakdown

of

the

key

drivers

of

the

Group’s

loan

impairment

charge.

Drivers

of

loan

impairment

charge

Q120 Q220 Total
£m £m £m
Impairment

charge

generated

using

scenarios

before

COVID

-19
370 424 794
Single

name

wholesale

loan

charges
405 186 591
Loan

impairment

charge

prior

to

impact

of

COVID

-19

scenarios
775 610 1,385
Impact

of

COVID

-19

scenarios

and

weights

1,190 1,163 2,353
Specific

charge

in

respect

of

exposures

to

selected

sectors
300 (150) 150
Incorporation

of

provision

for

UK

economic

uncertainty
(150) - (150)
Total

loan

impairment

charge
2,115 1,623 3,738

The

impact

of

the

COVID

-19

scenarios

and

weighting

adjustments

has

resulted

in

a

£2,353m

increase

in

ECL

from

the

pre

-COVID
scenarios,

primarily

driven

by

forecasts

for

a

prolonged

period

of

UK

and

US

unemployment.

Estimated

effects

from

the

significant

support

measures

provided

by

Barclays,

central

banks

and

governments

across

the

Group’s
key

markets

as

a

result

of

the

COVID

-19

pandemic

have

been

factored

into

the

calculation

of

the

Group’s

loan

impairment

charge.

The

£300m

provision

taken

in

Q120

in

respect

of

oil

price

risk

has

been

released

given

the

Q2

rebound

in

oil

prices

and

residual

risk
on

the

energy

sector

has

been

recognised

in

a

Q2

charge

of

c.£150m

under

the

COVID

-19

scenarios

and

weights.

A

specific

charge
of

£150m

in

respect

of

exposures

to

selected

sectors

represents

additional

provisions

taken

in

Q220

in

response

to

the

current
slowdown,

in

particular

in

the

hospitality

and

retail

sectors.

The

£150m

provision

for

UK

economic

uncertainty

held

at

the

year

-end

was

incorporated

within

the

updated

scenarios

in

Q1.

ECL

under

100%

weighted

scenarios

for

modelled

portfolios

The

table

below

shows

the

ECL

assuming

scenarios

have

been

100%

weighted.

Model

exposures

are

allocated

to

a

stage

based

on
the

individual

scenario

rather

than

through

a

probability-weighted

approach

as

required

for

Barclays

reported

impairment
allowances.

As

a

result,

it

is

not

possible

to

back

solve

to

the

final

reported

weighted

ECL

from

the

individual

scenarios

as

a

balance
may

be

assigned

to

a

different

stage

dependent

on

the

scenario.

Model

exposure

uses

exposure

at

default

(EAD)

values

and

is

not
directly

comparable

to

gross

exposure

used

in

prior

disclosures.

For

Credit

cards,

unsecured

loans

and

other

retail

lending,

an
ave

rage

EAD

measure

is

used

(12

month

or

lifetime,

depending

on

stage

allocation

in

each

scenario).

Therefore,

the

model
exposure

movement

into

Stage

2

is

higher

than

the

corresponding

Stage

1

reduction.

All

ECL

using

a

model

is

included,

with

the

exception

of

Treasury

assets

(£30m

of

ECL),

non-modelled

exposures

and

management
adjustments.

Model

exposures

allocated

to

Stage

3

do

not

change

in

any

of

the

scenarios

as

the

transition

criteria

relies

only

on

observable
evidence

of

default

as

at

30

June

2020

and

not

on

macroeconomic

scenarios.

The

Downside

2

scenario

repre

sents

a

global

recession

with

substantial

falls

in

both

UK

and

US

GDP.

Unemployment

in

UK

and

US
markets

rises

to

11%

and

19%

respectively

and

there

are

substantial

falls

in

asset

prices

including

housing.

Under

the

Downside

2

scenario,

model

exposure

moves

between

stages

as

the

economic

environment

weakens.

This

ca

n

be

seen
in

the

movement

of

£50bn

of

model

exposure

into

Stage

2

between

the

Weighted

and

Downside

2

scenario.

ECL

increases

in

Stage
2

predominantly

due

to

unsecured

portfolios

as

economic

conditions

deteriorate.

Credit

Risk

Scenarios
As

at

30.06.20
Weighted
Upside

2
Upside

1
Baseline
Downside

1
Downside

2
Stage

1

Model

Exposure

(£m)
Home

loans
125,380 128,154 127,314 126,404 122,433 112,937
Credit

cards,

unsecured

loans

and

other

retail

lending
58,303 63,114 62,525 61,361 58,654 55,410
Wholesale

loans
122,594 144,825 145,491 140,318 115,054 93,598
Stage

1

Model

ECL

(£m)
Home

loans
15 7 8 10 25 273
Credit

cards,

unsecured

loans

and

other

retail

lending
592 558 612 636 665 649
Wholesale

loans
293 330 317 293 283 271
Stage

1

Coverage

(%)
Home

loans
- - - - - 0.2
Credit

cards,

unsecured

loans

and

other

retail

lending
1.0 0.9 1.0 1.0 1.1 1.2
Wholesale

loans
0.2 0.2 0.2 0.2 0.2 0.3
Stage

2

Model

Exposure

(£m)
Home

loans
20,058 17,284 18,124 19,034 23,005 32,501
Credit

cards,

unsecured

loans

and

other

retail

lending
23,620 14,746 17,298 21,270 26,748 32,457
Wholesale

loans
67,528 45,296 44,631 49,804 75,067 96,523
Stage

2

Model

ECL

(£m)
Home

loans
75 48 48 55 70 194
Credit

cards,

unsecured

loans

and

other

retail

lending
3,715 2,124 2,643 3,527 4,950 6,562
Wholesale

loans
2,385 1,378 1,484 1,873 3,349 4,790
Stage

2

Coverage

(%)
Home

loans
0.4 0.3 0.3 0.3 0.3 0.6
Credit

cards,

unsecured

loans

and

other

retail

lending
15.7 14.4 15.3 16.6 18.5 20.2
Wholesale

loans
3.5 3.0 3.3 3.8 4.5 5.0
Stage

3

Model

Exposure

(£m)
Home

loans
1,750 1,750 1,750 1,750 1,750 1,750
Credit

cards,

unsecured

loans

and

other

retail

lending
2,928 2,928 2,928 2,928 2,928 2,928
Wholesale

loans
1
1,864 1,864 1,864 1,864 1,864 1,864
Stage

3

Model

ECL

(£m)
Home

loans
330 271 273 315 380 465
Credit

cards,

unsecured

loans

and

other

retail

lending
2,346 2,277 2,309 2,345 2,392 2,449
Wholesale

loans
1
91 80 83 93 96 109
Stage

3

Coverage

(%)
Home

loans
18.9 15.5 15.6 18.0 21.7 26.6
Credit

cards,

unsecured

loans

and

other

retail

lending
80.1 77.8 78.9 80.1 81.7 83.6
Wholesale

loans
1
4.9 4.3 4.5 5.0 5.2 5.8
Total

Model

ECL

(£m)
Home

loans
420 326 329 380 475 932
Credit

cards,

unsecured

loans

and

other

retail

lending
6,653 4,959 5,564 6,508 8,007 9,660
Wholesale

loans
1
2,769 1,788 1,884 2,259 3,728 5,170
Total

Model

ECL
9,842 7,073 7,777 9,147 12,210 15,762

1

Material

wholesale

loan

defaults

are

individually

assessed

across

different

recovery

str

ategies.

Reconciliation

to

total

ECL
£m
Total

model

ECL
9,842
ECL

from

individually

assessed

impairments

on

stage

3

loans
1,026
ECL

from

non-modelled

and

other

management

adjustments
1
(1,166)
Total

ECL
9,702

1

Management

adjustments

of

£1.2bn

materially

reflect

estimated

impacts

from

the

significant

support

measures

provided

by

Barclays,

central

banks

and
governments

across

the

Group’s

key

markets

as

a

result

of

the

COVID

-19

pandemic.

Some

impacts

from

these

support

measures

are

recognised

in

the

COVID

-19
scenarios

used

to

calculate

modelled

ECL.

However,

given

the

uncertain

economic

environment

and

the

unprecedented

policy

response

to

the

pandemic,
management

have

reviewed

the

output

of

the

models

across

key

portfolios

to

assess

the

appropri

ateness

of

the

total

ECL

and

to

more

fully

estimate

the

impact

given
the

longevity

of

support

measures.

Such

assessments

are

inherently

uncertain

and

actual

credit

losses

may

differ

from

the

ECL

depending

on

the

evolution

of

the
COVID

-19

pandemic.

Credit

Risk

The

dispersion

of

results

around

the

Baseline

is

an

indication

of

uncertainty

around

future

projections.

The

disclosure

highlights

the
results

of

the

alternative

scenarios

enabling

the

reader

to

understand

the

extent

of

the

impact

on

exposure

and

ECL

from

the
upside/downside

scenarios.

Consequently,

the

use

of

five

scenarios

with

associated

weightings

results

in

a

total

weighted

ECL

uplift
from

the

Baseline

ECL

of

8%.

Credit

Risk

Scenarios
As

at

31.12.19
Weighted
Upside

2
Upside

1
Baseline
Downside

1
Downside

2
Stage

1

Model

Exposure

(£m)
Home

loans
137,929 139,574 138,992 138,249 136,454 132,505
Credit

cards,

unsecured

loans

and

other

retail

lending
68,619 69,190 69,012 68,388 68,309 67,015
Wholesale

loans
160,544 162,717 162,058 161,111 157,720 143,323
Stage

1

Model

ECL

(£m)
Home

loans
6 4 5 5 7 19
Credit

cards,

unsecured

loans

and

other

retail

lending
505 490 495 495 511 528
Wholesale

loans
209 162 174 188 271 297
Stage

1

Coverage

(%)
Home

loans
- - - - - -
Credit

cards,

unsecured

loans

and

other

retail

lending
0.7 0.7 0.7 0.7 0.7 0.8
Wholesale

loans
0.1 0.1 0.1 0.1 0.2 0.2
Stage

2

Model

Exposure

(£m)
Home

loans
16,889 15,245 15,826 16,570 18,364 22,314
Credit

cards,

unsecured

loans

and

other

retail

lending
13,406 11,449 12,108 13,075 15,663 19,615
Wholesale

loans
15,947 13,773 14,433 15,380 18,770 33,168
Stage

2

Model

ECL

(£m)
Home

loans
41 33 34 36 47 170
Credit

cards,

unsecured

loans

and

other

retail

lending
1,844 1,412 1,562 1,771 2,384 4,285
Wholesale

loans
414 285 323 374 579 1,427
Stage

2

Coverage

(%)
Home

loans
0.2 0.2 0.2 0.2 0.3 0.8
Credit

cards,

unsecured

loans

and

other

retail

lending
13.8 12.3 12.9 13.5 15.2 21.8
Wholesale

loans
2.6 2.1 2.2 2.4 3.1 4.3
Stage

3

Model

Exposure

(£m)
Home

loans
1,670 1,670 1,670 1,670 1,670 1,670
Credit

cards,

unsecured

loans

and

other

retail

lending
3,008 3,008 3,008 3,008 3,008 3,008
Wholesale

loans
1
1,489 1,489 1,489 1,489 1,489 1,489
Stage

3

Model

ECL

(£m)
Home

loans
268 262 264 266 272 316
Credit

cards,

unsecured

loans

and

other

retail

lending
2,198 2,154 2,174 2,195 2,235 2,292
Wholesale

loans
1
118 111 114 117 127 128
Stage

3

Coverage

(%)
Home

loans
16.0 15.7 15.8 15.9 16.3 18.9
Credit

cards,

unsecured

loans

and

other

retail

lending
73.1 71.6 72.3 73.0 74.3 76.2
Wholesale

loans
1
7.9 7.4 7.6 7.9 8.5 8.6
Total

Model

ECL

(£m)
Home

loans
315 299 303 307 326 505
Credit

cards,

unsecured

loans

and

other

retail

lending
4,547 4,056 4,231 4,461 5,130 7,105
Wholesale

loans
1
741 558 611 679 977 1,852
Total

Model

ECL
5,603 4,913 5,145 5,447 6,433 9,462

1

Material

wholesale

loan

defaults

are

individually

assessed

across

different

recovery

strategies.

Reconciliation

to

total

ECL
1
£m
Total

model

ECL
5,603
ECL

from

individually

assessed

impairments

on

stage

3

loans
419
ECL

from

non-modelled

and

other

management

adjustments
608
Total

ECL
6,630

1

The

table

has

been

re-presented

to

separately

show

the

impact

of

individually

assessed

impairments

of

£419m.

This

was

included

in

the

Barclays

PLC

Annual

Report
2019

with

non-modelled

and

other

adjustments

of

£268m.

Non-modelled

and

other

adjustments

are

now

disclosed

within

the

other

management

adjustment

s
category

of

£608m.

Credit

Risk

Analysis

of

specific

portfolios

and

asset

types

Secured

home

loans
The

UK

home

loan

portfolio

primarily

comprises

first

lien

mortgages

and

account

s

for

92%

(December

2019:

92%)

of

the

Group’s
total

home

loans

balance.

Home

loans

principal

portfolios
Barclays

UK
As

at

30.06.20
As

at

31.12.19
Gross

loans

and

advances

(£m)
145,205 143,259
90

day

arrears

rate,

excluding

recovery

book

(%)
0.2 0.2
Annualised

gross

charge-off

rate

-

180

days

past

due

(%)
0.5 0.6
Recovery

book

proportion

of

outstanding

balances

(%)
0.6 0.5
Recovery

book

impairment

coverage

ratio

(%)
3.5 5.3
Average

marked

to

market

LTV
Balance

weighted

(%)
51.5 51.1
Valuation

weighted

(%)
37.5 37.3
New

lending
Half

year

ended
30.06.20
Half

year

ended
30.06.19
New

home

loan

completions

(£m)
9,977 11,097
New

home

loans

proportion

>

90%

LTV

(%)
3.7 3.9
Average

LTV

on

new

home

loans:

balance

weighted

(%)
68.4 67.1
Average

LTV

on

new

home

loans:

valuation

weighted

(%)
60.0 58.9

Home

loans

principal

portfolios

–

distribution

of

balances

by

LTV
1,2
Distribution

of

balances
Distribution

of

impairment

allowance
Coverage

ratio
Stage

1
Stage

2
Stage

3
Total
Stage

1
Stage

2
Stage

3
Total
Stage

1
Stage

2
Stage

3
Total
Barclays

UK
% % % % % % % % % % % %
As

at

30.06.20
<=75%
73.3 12.3 0.6 86.2 10.4 22.4 32.0 64.8 - 0.1 2.5 -
>75%

and

<=90%
11.5 1.0 - 12.5 3.0 13.7 9.0 25.7 - 0.7 14.6 0.1
>90%

and

<=100%
1.1 0.1 - 1.2 0.4 1.6 2.0 4.0 - 1.0 26.5 0.2
>100%
0.1 - - 0.1 0.1 1.3 4.1 5.5 0.1 2.8 39.6 3.0
As

at

31.12.19
<=75%
76.0 10.7 0.7 87.4 4.2 15.4 28.5 48.1 - 0.1 2.2 -
>75%

and

<=90%
10.4 0.7 - 11.1 2.7 11.5 12.6 26.8 - 0.9 19.7 0.1
>90%

and

<=100%
1.3 0.1 - 1.4 0.8 2.5 4.9 8.2 - 1.8 54.4 0.3
>100%
0.1 - - 0.1 0.2 4.1 12.6 16.9 0.2 8.7 107.4 9.0

1

Portfolio

mark

to

market

based

on

the

most

updated

valuation

including

recovery

book

balances.

Updated

valuations

reflect

the

application

of

the

latest

HPI
available

as

at

30

June

2020.
2

The

average

LTV

of

the

customers

taking

payment

holidays

is

57%.

Of

the

customers

taking

payment

holidays,

35%

of

customers

are

in

less

than

60%

LTV

bucket,
40%

in

60%-80%

LTV

bucket

and

25%

in

greater

than

80%

LTV

bucket.

The

change

in

impairment

coverage

by

loan

to

value

ratio

in

the

period

is

due

to

the

impact

of

the

change

in

economic

assumptions
and

scenario

weights,

reflecting

the

COVID-19

crisis.

This

has

resulted

in

a

redistribution

of

the

impairment

stock

by

loan

to

value
segment

for

the

UK

Mortgage

portfolio

with

no

change

in

overall

impairment

coverage

for

this

portfolio.

During

H120,

a

total

of

120k

payment

holidays

were

provided

to

customers.

At

30

June

2020,

the

book

value

of

the

portfolio

where
payment

holidays

have

been

granted

was

£14.9bn,

representing

10.3%

of

the

portfolio.

Head

Office:

Italian

home

loans

and

advances

at

amortised

cost

remained

broadly

stable

at

£6.1

bn

(2019:

£6.0bn).

The

portfolio

is
secured

on

residential

property

with

an

average

balance

weighted

mark

to

market

LTV

of

63.1%

(2019:

64.4%).

90-day

arrears
remained

broadly

stable

at

1.9%

(2019:

1.8%),

gross

charge

-off

rates

increased

slightly

to

1.1%

(2019:

0.8%).

Credit

Risk

Credit

cards,

unsecured

loans

and

other

retail

lending

The

principal

portfoli

os

listed

below

accounted

for

86%

(December

2019:

87

%)

of

the

Group’s

total

credit

cards,

unsecured

loans
and

other

retail

lending.

Principal

portfolios
Gross

exposure
30

day

arrears
rate,

excluding
recovery

book
90

day

arrears
rate,

excluding
recovery

book
Annualised
gross

write-off
rate
Annualised

net
write-off

rate
As

at

30.06.20
£m % % % %
Barclays

UK
UK

cards
13,639 2.0 1.0 2.6 2.6
UK

personal

loans
5,526 2.4 1.4 2.9 2.7
Barclays

Partner

Finance
1
2,286 0.8 0.4 1.2 1.2
Barclays

International
US

cards
19,505 2.4 1.4 5.1 5.1
Germany

consumer

lending
3,570 1.6 0.8 1.0 0.9
As

at

31.12.19
Barclays

UK
UK

cards
16,457 1.7 0.8 1.6 1.6
UK

personal

loans
6,139 2.1 1.0 3.2 2.9
Barclays

International
US

cards
22,041 2.7 1.4 4.5 4.4
Barclays

Partner

Finance
1
4,134 0.9 0.3 1.7 1.7
Germany

consumer

lending
3,558 1.7 0.7 2.1 1.3

1

On

1

April

2020,

the

Barclays

Partner

Finance

business

moved

from

Barclays

International

to

Barclays

UK.

The

2019

comparative

figures

have

not

been

restated.

UK

cards:

30

and

90

day

arrears

rates

increased

by

0.3%

and

0.2%

respectively.

The

majority

of

the

increase

was

driven

by

a

£2.8bn
reduction

in

balances,

and

prior

to

payment

holidays

being

initiated,

lower

collections

capacity

in

the

first

few

weeks

of

the

COVID-
19

related

lockdown.

During

H120,

a

total

of

151k

payment

holidays

were

provided

to

customers.

At

30

June

2020,

the

book

value
of

the

portfolio

where

payment

holidays

have

been

granted

was

£664m,

representing

4.9%

of

the

portfolio.

UK

personal

loans:

30

and

90

day

arrears

rates

increased

by

0.3%

and

0.4%

respectively,

driven

by

a

10%

reduction

in

overall
balances,

coupled

with

lower

collections

capacity

prior

to

payment

holidays

being

initiated

in

the

first

few

weeks

of

the

COVID

-19
related

lockdown.

During

H120,

a

total

of

74k

payment

holidays

were

provided

to

customers.

At

30

June

2020,

the

book

value

of
the

portfolio

where

payment

holidays

have

been

granted

was

£609m,

representing

11.0%

of

the

portfolio.

Barclays

Partner

Finance:

The

marginal

improvement

in

the

30

day

arrears

rate

was

primarily

a

result

of

the

sale

of

the

motor
financing

business,

and

since

the

introduction

of

payment

holidays,

lower

flows

into

delinquency.

90

day

arrears

rate

slightly
worsened

as

prior

to

payment

holidays

being

initiated,

there

was

lower

collections

capacity

in

the

first

few

weeks

of

the

COVID

-19
related

lockdown.

During

H120,

a

total

of

13k

payment

holidays

were

provided

to

customers.

At

30

June

2020,

the

book

value

of
the

portfolio

where

payment

holidays

have

been

grant

ed

was

£43m,

representing

1.9%

of

the

portfolio.

US

cards:

30

day

arrears

rate

decreased

due

to

payment

holidays

granted

to

customers

impacted

by

COVID

-19

which

reduced

the
delinquency

entrance

rate

and

overall

flow

through

delinquency.

During

H120,

a

total

of

213k

payment

holidays

were

provided

to
customers.

At

30

June

2020,

the

book

value

of

the

portfolio

where

payment

holidays

have

been

granted

was

£567m,

representing
2.9%

of

the

portfolio.

Germany

consumer

lending:

The

improvement

in

the

30

day

arrears

rate

was

primarily

driven

by

payment

deferrals

offered

by
Germany

in

Q220.

During

H120,

a

total

of

8k

payment

holidays

were

provided

to

customers.

At

30

June

2020,

the

book

value

of

the
portfolio

where

payment

holidays

have

been

granted

was

£98m,

representing

2.7%

of

the

portfolio.

Market

Risk

Analysis

of

management

value

at

risk

(VaR

)
The

table

below

shows

the

total

management

VaR

on

a

diversified

basis

by

risk

factor.

Total

management

VaR

includes

all

trading
positions

in

CIB

and

Treasury

and

it

is

calculated

with

a

one-

day

holding

period.

Limits

are

applied

against

each

risk

factor

VaR

as

well

as

total

management

VaR,

which

are

then

cascaded

further

by

risk

managers
to

each

business.

Management

VaR

(95%)

by

asset

class
Half

year

ended

30.06.20
Half

year

ended

31.12.19
Half

year

ended

30.06.19
Average High
1
Low
1
Average High
1
Low
1
Average High
1
Low
1

£m £m £m £m £m £m £m £m £m
Credit

risk

22 38 10 13 17 11
11 14 8
Interest

rate

risk

9 17 6 7 11 5
5 9 3
Equity

risk

15 35 6 11 22 5
9 16 5
Basis

risk

10 16 7 9 11 7
8 9 6
Spread

risk

5 9 3 4 5 3
4 5 3
Foreign

exchange

risk

5 7 2 3 5 2
3 5 2
Commodity

risk

1 1 - 1 2 -
1 1 -
Inflation

risk

1 2 1 1 2 1
2 3 2
Diversification

effect
1
(33) n/a n/a (24) n/a n/a (22) n/a n/a
Total

management

VaR
35 57 18 25 29 18 21 26 17

1

Diversification

effects

recognise

that

forecast

losses

from

different

assets

or

businesses

are

unlikely

to

occur

concurrently,

hence

the

expected

aggregate

loss

is

lower
than

the

sum

of

the

expected

losses

from

each

area.

Historical

correlations

between

losses

are

taken

into

account

in

making

these

assessments.

The

high

and

low
VaR

figures

reported

for

each

category

did

not

necessarily

occur

on

the

same

day

as

the

high

and

low

VaR

reported

as

a

whole.

Consequently,

a

diversification

effect
balance

for

the

high

and

low

VaR

figures

would

not

be

meaningful

and

is

therefore

omitted

from

the

above

table.

Average

management

VaR

increased

40%

to

£35m

in

H120

(H219:

£25m)

as

elevated

market

volatility

resulted

in

an

increase

in
credit

and

equity

risk.

Treasury

and

Capital

Risk

  45

The

Group

has

a

comprehensive

Key

Risk

Control

Framework

for

managing

its

liquidity

risk.

The

Liquidity

Framework

meets

the

PRA
standards

and

is

designed

to

maintain

liquidity

resources

that

are

sufficient

in

amount

and

quality,

and

a

funding

profile

that

is
appropriate

to

meet

the

Group’s

Liquidity

Risk

Appetite

(LRA).

The

Liquidity

Framework

is

delivered

via

a

combination

of

policy
formation,

review

and

gove

rnance,

analysis,

stress

testing

,

limit

setting

and

monitoring.

Liquidity

risk

stress

testing

The

liquidity

risk

stress

assessment

measures

the

potential

contractual

and

contingent

stress

outflows

under

a

range

of

scenarios,
which

are

then

used

to

determine

the

size

of

the

liquidity

pool

that

is

immediately

available

to

meet

anticipated

outflows

if

a

stress
occurs.

The

short-term

scenarios

include

a

30

day

Barclays

-

specific

stress

event,

a

90

day

market

-

wide

stress

event

and

a

30

day
combined

scenario

consisting

of

both

a

Barclays

specific

and

market

-wide

stress

event.

The

Group

also

runs

a

long-ter

m

liquidity
stress

test,

which

measures

the

anticipated

outflows

over

a

12

month

market

-wide

scenario.

The

CRR

(as

amended

by

CRR

II)

Liquidity

Coverage

ratio

(LCR)

requirement

takes

into

account

the

relative

stability

of

different
sources

of

funding

and

potential

incremental

funding

requirements

in

a

stress.

The

LCR

is

designed

to

promote

short-term
resilience

of

a

bank’s

liquidity

risk

profile

by

holding

sufficient

high

quality

liquid

assets

to

survive

an

acute

stress

scenario

lasting
for

30

days.

As

at

30

June

2020,

the

Group

held

eligible

liquid

assets

in

excess

of

100%

of

net

stress

outflows

to

its

internal

and

external
regulatory

requirements.

Liquidity

coverage

ratio
As

at

30.06.20
As

at

31.12.19
£bn £bn
Eligible

liquidity

buffer
291 206
Net

stress

outflows
(156) (128)
Surplus 135 78
Liquidity

coverage

ratio
186% 160%

The

Group

plans

to

maintain

its

surplus

to

the

internal

and

regulatory

stress

requirements

at

an

efficient

level,

while

considering
risks

to

market

funding

conditions

and

its

liquidity

position.

The

continuous

reassessment

of

these

risks

may

lead

to

execut

ion

of
appropriate

actions

to

resize

the

liquidity

pool.

Given

the

heightened

uncertainty

in

the

current

environment,

the

Group

has

taken
actions

to

maintain

its

liquidity

surplus

at

an

elevated

level.

Over

time,

and

as

risks

dissipate,

it

is

likely

the

liquidity

surplus

will

fall
back

from

its

current

elevated

level

.

Treasury

and

Capital

Risk

  46

Composition

of

the

Group

liquidity

pool
As

at

30.06.20
As

at

31.12.19
Liquidity

pool
Liquidity

pool

of

which

CRR

LCR

eligible
3
Liquidity

pool
Cash
Level

1
Level

2A
£bn £bn £bn £bn £bn
Cash

and

deposits

with

central

banks
1
200 196 - - 153
Government

bonds
2
AAA

to

AA-
41 - 39 1 31
A+

to

A-
23 - 17 6 2
BBB+

to

BBB-
5 - 5 - 3
Total

government

bonds
69 - 61 7 36
Other
Government

guaranteed

issuers,

PSEs

and

GSEs

11 - 9 1 9
International

organisations

and

MDBs
9 - 9 - 7
Covered

bonds

8 - 6 2 6
Other 1 - - - -
Total

other
29 - 24 3 22
Total

as

at

30

June

2020
298 196 85 10 211
Total

as

at

31

December

2019
211 150 50 3

1

Includes

cash

held

at

central

banks

and

surplus

cash

at

central

banks

related

to

payment

schemes.

Over

99%

(December

2019:

over

98%)

was

placed

with

the

Bank
of

England,

US

Federal

Reserve,

European

Central

Bank,

Bank

of

Japan

and

Swiss

National

Bank.
2

Of

which

over

80%

(December

2019:

over

67%)

comprised

UK,

US,

French,

German,

Japanese,

Swiss

and

Dutch

securities.
3

The

LCR

eligible

liquidity

pool

is

adjusted

for

trapped

liquidity

and

other

regulatory

deductions.

It

also

incorporates

other

CRR

(as

amended

by

CRR

II)

qualifying
assets

that

are

not

eligible

under

Barclays’

internal

risk

appetite

.

The

Group

liquidity

pool

increased

to

£298bn

as

at

30

June

2020

(December

2019:

£211bn)

driven

by

a

12%

growth

in

customer
deposit

and

actions

to

maintain

a

prudent

funding

and

liquidity

position

in

the

current

environment

.

During

H120,

the

month-end
liquidity

pool

ranged

from

£218

bn

to

£306bn

(H219:

£211bn

to

£

256bn),

and

the

month-end

average

balance

was

£257

bn

(H219:
£235bn).

The

liquidity

pool

is

held

unencumbered

and

is

not

used

to

support

payment

or

clearing

requirements.

Such

requirements
are

treated

as

part

of

our

regular

business

funding.

The

liquidity

pool

is

intended

to

offset

stress

outflows,

and

comprises

the

above
cash

and

unencumbered

assets.

As

at

30

June

2020,

65%

(December

2019:

67%)

of

the

liquidity

pool

was

located

in

Barclays

Bank

PLC,

21%

(December

2019:

20%)
in

Barclays

Bank

UK

PLC

and

6%

(December

2019:

6%)

in

Barclays

Bank

Ireland

PLC.

The

residual

portion

of

the

liquidity

pool

is

held
outside

of

these

entities,

predominantly

in

US

subsidiaries,

to

meet

entity-specific

stress

outflows

and

local

regulatory
requirements.

To

the

extent

the

use

of

this

residual

portion

of

the

liquidity

pool

is

restricted

due

to

local

regulatory

requirements,

it
is

assumed

to

be

unavailable

to

the

rest

of

the

Group

in

calculating

the

LCR.

The

composition

of

the

pool

is

subject

to

limits

set

by

the

Board

and

the

independent

liquidity

risk,

credit

risk

and

market

risk
functions.

In

addition,

the

investment

of

the

liquidity

pool

is

monitored

for

concentration

by

issuer,

currency

and

asset

type.

Given
returns

generated

by

these

highly

liquid

assets,

the

risk

and

reward

profile

is

continuously

managed.

Deposit

funding
As

at

30.06.20
As

at

31.12.19
Loans

and
advances

at
amortised

cost
Deposits

at
amortised

cost
Loan:

deposit
ratio
1
Loan:

deposit
ratio
1
Funding

of

loans

and

advances
£bn £bn % %
Barclays

UK
208 226 92% 96%
Barclays

International
138 241 57% 63%
Head

Office
9 -
Barclays

Group
355 467 76% 82%

1

The

loan:

deposit

ratio

is

calculated

as

loans

and

advances

at

amortised

cost

divided

by

deposits

at

amortised

cost.

Treasury

and

Capital

Risk

  47

Funding

structure

and

funding

relationships

The

basis

for

liquidity

risk

management

is

a

funding

structure

that

reduces

the

probability

of

a

liquidity

stress

leading

to

an

inability
to

meet

funding

obligations

as

they

fall

due.

The

Group’s

overall

funding

strategy

is

to

develop

a

diversified

funding

base
(geographically,

by

type

and

by

counterparty)

and

maintain

access

to

a

variety

of

alternative

funding

sources,

to

provide

protection
against

unexpected

fluctuations,

while

minimising

the

cost

of

funding.

Within

this,

the

Group

aims

to

align

the

sources

and

uses

of

funding.

As

such,

retail

and

corporate

loans

and

advances

are

largely
funded

by

deposits

in

the

relevant

entitie

s,

with

the

surplus

primarily

funding

the

liquidity

pool.

The

majority

of

reverse

repurchase
agreements

are

matched

by

repurchase

agreements.

Derivative

liabilities

and

assets

are

largely

matched.

A

substantial

proportion
of

balance

sheet

derivative

positions

qualify

for

counterparty

netting

and

the

remaining

portions

are

largely

offset

when

netted
against

cash

collateral

received

and

paid.

Wholesale

debt

and

equity

is

used

to

fund

residual

assets.

These

funding

relationships

as

at

30

June

2020

are

summarised

below:

As

at
30.06.20
As

at
31.12.19
As

at
30.06.20
As

at
31.12.19
Assets £bn £bn
Liabilities

and

equity
£bn £bn
Loans

and

advances

at

amortised

cost
1
347 335
Deposits

at

amortised

cost
467 416
Group

liquidity

pool
298 211
<1

Year

wholesale

funding
70 41
>1

Year

wholesale

funding
112 106
Reverse

repurchase

agreements,

trading
portfolio

assets,

cash

collateral

and

settlement
balances 383 298
Repurchase

agreements,

trading

portfolio
liabilities,

cash

collateral

and

settlement
balances 306 247
Derivative

financial

instruments
307 229
Derivative

financial

instruments
308 229
Other

assets
2
50 67
Other

liabilities
52 35
Equity 70 66
Total

assets
1,385 1,140
Total

liabilities

and

equity
1,385 1,140

1

Adjusted

for

liquidity

pool

debt

securities

reported

at

amortised

cost

of

£8bn

(December

2019:

£4bn).
2

Other

assets

include

fair

value

assets

that

are

not

part

of

reverse

repurchase

agreements

or

trading

portfolio

assets,

and

other

asset

categories.

Treasury

and

Capital

Risk

  48

Composition

of

wholesale

funding

Wholesale

funding

outstanding

(excludin

g

repurchase

agreements)

was

£181.9bn

(December

2019:

£147.1bn).

In

H120,

the

Group
issued

£4.8bn

of

MREL

eligible

instruments

from

Barclays

PLC

(the

Parent

company)

in

a

range

of

tenors

and

currencies.

Our

operating

companies

also

access

wholesale

funding

markets

to

maintain

their

stable

and

diversified

funding

bases.

Barclays
Bank

PLC

continued

to

issue

in

the

shorter

-term

and

medium-term

notes

markets,

and

also

issued

a

$1.75bn

two

-year

senior

bond
in

May.

In

addition,

Barclays

Bank

UK

PLC

continued

to

issue

in

the

shorter-term

markets.

Wholesale

funding

of

£69.6bn

(December

2019:

£40.6bn)

matures

in

less

than

one

year,

representing

38%

(December

2019:

28%)
of

total

wholesale

funding

outstanding.

This

includes

£25.0bn

(December

2019:

£16.3bn)

related

to

term

funding
2
.

Although

not

a
requirement,

the

liquidity

pool

exceeded

wholesale

funding

maturing

in

less

than

one

year

by

£228bn

(December

2019:

£170bn).

Maturity

profile

of

wholesale

funding
1,2
<1 1-3 3-6 6-12 <1 1-2 2-3 3-4 4-5 >5
month months months months year years years years years years Total
£bn £bn £bn £bn £bn £bn £bn £bn £bn £bn £bn
Barclays

PLC

(the

Parent

company)
Senior

unsecured

(public

benchmark)
- 0.3 - 2.6 2.9 2.8 5.2 7.2 6.3 14.0 38.4
Senior

unsecured

(privately

placed)
- - - 0.1 0.1 0.2 - 0.3 - 0.5 1.1
Subordinated

liabilities
- - - - - - - - 1.0 7.6 8.6
Barclays

Bank

PLC

(including

subsidiaries)
Certificates

of

deposit

and

commercial
paper 3.9 9.8 10.4 6.2 30.3 0.9 0.4 0.1 - - 31.7
Asset

backed

commercial

paper
3.2 3.9 1.6 0.3 9.0 - - - - - 9.0
Senior

unsecured

(public

benchmark)
- - - 3.1 3.1 1.6 0.1 1.2 - 1.7 7.7
Senior

unsecured

(privately

placed)
3
0.6 3.2 2.5 4.6 10.9 6.8 6.6 4.6 5.8 22.8 57.5
Asset

backed

securities
0.5 - 0.1 - 0.6 0.6 1.1 0.4 0.3 1.6 4.6
Subordinated

liabilities
- 0.2 0.9 4.9 6.0 1.3 2.4 - 0.1 1.5 11.3
Barclays

Bank

UK

PLC

(including
subsidiaries)
Certificates

of

deposit

and

commercial
paper 3.7 1.3 0.2 0.1 5.3 - - - - - 5.3
Covered

bonds
- - - 0.9 0.9 2.3 1.7 - - 1.3 6.2
Asset

backed

securities
0.5 - - - 0.5 - - - - - 0.5
Total

as

at

30

June

2020
12.4 18.7 15.7 22.8 69.6 16.5 17.5 13.8 13.5 51.0 181.9
Of

which

secured
4.2 3.9 1.7 1.2 11.0 2.9 2.8 0.4 0.3 2.9 20.3
Of

which

unsecured
8.2 14.8 14.0 21.6 58.6 13.6 14.7 13.4 13.2 48.1 161.6
Total

as

at

31

December

2019
4.5 11.6 9.4 15.1 40.6 19.8 12.1 15.1 11.6 47.9 147.1
Of

which

secured
1.6 5.3 2.3 0.5 9.7 0.9 2.5 2.4 0.9 3.2 19.6
Of

which

unsecured
2.9 6.3 7.1 14.6 30.9 18.9 9.6 12.7 10.7 44.7 127.5

1

The

composition

of

wholesale

funds

comprises

the

balance

sheet

reported

financial

liabilities

at

fair

value,

debt

securities

in

issue

and

subordinated

liabilities.

It

does
not

include

participation

in

the

central

bank

facilities

reported

within

repurchase

agreements

and

other

similar

secured

borrowing.
2

Term

funding

comprises

public

benchmark

and

privately

placed

senior

unsecured

notes,

covered

bonds,

asset

-backed

securities

and

subordinated

debt

where

the
original

maturity

of

the

instrument

is

more

than

1

year.
3

Includes

structured

notes

of

£48.5bn,

of

which

£8.9bn

matures

within

one

year.

Treasury

and

Capital

Risk

  49

Capital
The

Group’s

Overall

Capital

Requirement

for

CET1

is

11.2%

comprising

a

4.5%

Pillar

1

minimum,

a

2.5%

Capital

Conservation

Buffer
(CCB),

a

1.5%

Global

Systemically

Important

Institution

(G-SII)

buffer,

a

2.7%

Pillar

2A

requirement

and

a

0.0%

Countercyclical
Capital

Buffer

(CCyB).

The

Group’s

CCyB

is

based

on

the

buffer

rate

applicable

for

each

jurisdiction

in

which

the

Group

has

exposures.

On

11

March

2020,
the

Financial

Poli

cy

Committee

set

the

CCyB

rate

for

UK

exposures

at

0%

with

immediate

effect.

The

buffer

rates

set

by

other
national

authorities

for

non-UK

exposures

are

not

currently

material.

Overall,

this

results

in

a

0.0%

CCyB

for

the

Group.

The

Group’s

Pillar

2A

requirement

as

per

the

PRA’s

Individual

Capital

Requirement

applicable

from

23

July

2020

has

been

revised

to

4.8%

of

which

at

least

56.25%

needs

to

be

met

with

CET1

capital,

equating

to

approximately

2.7%

of

RWAs.

The

Pillar

2A
requirement

is

subject

to

at

least

annual

review

and

has

been

set

as

a

nominal

capital

amount.

This

is

based

on

a

point

in

time
assessment

and

the

requirement

(when

expressed

as

a

proportion

of

RWAs)

will

change

depending

on

the

total

RWAs

at

each
reporting

period.

On

27

June

2019,

CRR

II

came

into

force

amending

CRR.

As

an

amending

regulation,

the

existing

provisions

of

CRR

apply

unless

they
are

amended

by

CRR

II.

Certain

aspects

of

CRR

II

are

dependent

on

final

technical

standards

to

be

issued

by

the

European

Banking
Authority

(EBA)

and

adopted

by

the

European

Commission

as

well

as

UK

implementation

of

the

rules.

On

27

June

2020,

CRR

was

further

amended

to

accelerate

specific

CRR

II

measures

and

implement

a

new

IFRS

9

transitional

relief
calculation.

Previously

due

to

be

implemented

in

June

2021,

the

accelerated

measures

primarily

relate

to

the

CRR

leverage
calculation

to

include

additional

settlement

netting

and

limited

changes

to

the

calculation

of

RWAs

.

For

UK

leverage

calculations,
the

PRA

early

adopted

the

CRR

II

settlement

netting

measure

in

April

2020.

The

IFRS

9

transitional

arrangements

have

been

extended

by

two

years

and

a

new

modified

calculation

has

been

introduced.

100%
relief

will

be

applied

to

increases

in

stage

1

and

stage

2

provisions

from

1

January

2020

throughout

2020

and

2021;

75%

in

2022;
50%

in

2023;

25%

in

2024

with

no

relief

applied

from

2025.

The

phasing

out

of

transitional

relief

on

the

“day

1”

impact

of

IFRS

9

as
well

as

increases

in

stage

1

and

stage

2

provisions

between

1

January

2018

and

31

December

2019

under

the

modified

calculation
remain

unchanged

and

continue

to

be

subject

to

70%

transitional

relief

throughout

2020;

50%

for

2021;

25%

for

2022

and

with

no
relief

applied

from

2023.

Also

impacting

own

funds

from

30

June

2020

until

31

December

2020

inclusive

are

amendments

to

the

regulatory

technical
standards

on

prudential

valuation

which

include

an

increase

to

diversification

factors

applied

to

certain

additional

valuation
adjustments.

The

disclosures

in

the

following

section

reflect

Barclays’

interpretation

of

the

current

rules

and

guidance.

Treasury

and

Capital

Risk

  50

Capital

ratios
1,2,3
As

at

As

at

As

at

30.06.20 31.03.20 31.12.19
CET1 14.2% 13.1% 13.8%
Tier

1

(T1)
17.8% 16.6% 17.7%
Total

regulatory

capital
21.7% 20.4% 21.6%

Capital

resources
£m £m £m
Total

equity

excluding

non-controlling

interests

per

the

balance

sheet
68,304 68,369 64,429
Less:

other

equity

instruments

(recognised

as

AT1

capital)
(10,871) (10,871) (10,871)
Adjustment

to

retained

earnings

for

foreseeable

dividends
(44) (49) (1,096)
Other

regulatory

adjustments

and

deductions
Additional

value

adjustments

(PVA)
(1,517) (1,847) (1,746)
Goodwill

and

intangible

assets
(8,154) (8,197) (8,109)
Deferred

tax

assets

that

rely

on

future

profitability

excluding

temporary

differences
(444) (294) (479)
Fair

value

reserves

related

to

gains

or

losses

on

cash

flow

hedges
(1,914) (1,709) (1,002)
Gains

or

losses

on

liabilities

at

fair

value

resulting

from

own

credit
(233) (389) 260
Defined

benefit

pension

fund

assets
(2,094) (3,603) (1,594)
Direct

and

indirect

holdings

by

an

institution

of

own

CET1

instruments
(50) (50) (50)
Adjustment

under

IFRS

9

transitional

arrangements
2,459 1,215 1,126
Other

regulatory

adjustments
(62) (57) (55)
CET1

capital
45,380 42,518 40,813
AT1

capital

Capital

instruments

and

related

share

premium

accounts
10,871 10,871 10,871
Qualifying

AT1

capital

(including

minority

interests)

issued

by

subsidiaries

691 753 687
Other

regulatory

adjustments

and

deductions
(80) (130) (130)
AT1

capital
11,482 11,494 11,428
T1

capital
56,862 54,012 52,241
T2

capital
Capital

instruments

and

related

share

premium

accounts
9,028 8,423 7,650
Qualifying

T2

capital

(including

minority

interests)

issued

by

subsidiaries
3,396 4,013 3,984
Credit

risk

adjustments

(excess

of

impairment

over

expected

losses)
36 196 16
Other

regulatory

adjustments

and

deductions
(160) (250) (250)
Total

regulatory

capital
69,162 66,394 63,641
Total

RWAs
318,987 325,631 295,131

1

CET1,

T1

and

T2

capital,

and

RWAs

are

calculated

applying

the

transitional

arrangements

of

the

CRR

as

amended

by

CRR

II

applicable

as

at

the

reporting

date

.

This
includes

IFRS

9

transitional

arrangements

and

the

grandfathering

of

CRR

and

CRR

II

non-compliant

capital

instruments.

2

The

fully

loaded

CET1

ratio,

as

is

relevant

for

assessing

against

the

conversion

trigger

in

Barclays

PLC

AT1

securities,

was

13.5%,

with

£42.9bn

of

CET1

capital

and
£318.0bn

of

RWAs

calculated

without

applying

the

transitional

arrangements

of

the

CRR

as

amended

by

CRR

II

applicable

as

at

the

reporting

date.

3

The

Barclays

PLC

CET1

ratio,

as

is

relevant

for

assessing

against

the

conversion

trigger

in

Barclays

Bank

PLC

T2

Con

tingent

Capital

Notes,

was

14.2%.

For

this
calculation

CET1

capital

and

RWAs

are

calculated

applying

the

transitional

arrangements

under

the

CRR,

including

the

IFRS

9

transitional

arrangements.

The

benefit
of

the

Financial

Services

Authority

(FSA)

October

2012

interpretation

of

the

transitional

provisions,

relating

to

the

implementation

of

CRD

IV,

expired

in

December
2017.

Treasury

and

Capital

Risk

  51

Movement

in

CET1

capital
Three

months
Six

months
ended ended
30.06.20 30.06.20
£m £m
Opening

CET1

capital
42,518 40,813
Profit

for

the

period

attributable

to

equity

holders
296 1,122
Own

credit

relating

to

derivative

liabilities
172 3
Dividends

paid

and

foreseen
(201) 625
Increase

in

retained

regulatory

capital

generated

from

earnings
267 1,750
Net

impact

of

share

schemes
344 288
Fair

value

through

other

comprehensive

income

reserve
399 (378)
Currency

translation

reserve
223 1,220
Other

reserves
3 (3)
Increase

in

other

qualifying

reserves
969 1,127
Pension

remeasurements

within

reserves
(1,345) 645
Defined

benefit

pension

fund

asset

deduction
1,509 (500)
Net

impact

of

pensions
164 145
Additional

value

adjustments

(PVA)
330 229
Goodwill

and

intangible

assets
43 (45)
Deferred

tax

assets

that

rely

on

future

profitability

excluding

those

arising

from

temporary

differences
(150) 35
Adjustment

under

IFRS

9

transitional

arrangements
1,244 1,333
Other

regulatory

adjustments
(5) (7)
Increase

in

regulatory

capital

due

to

adjustments

and

deductions
1,462 1,545
Closing

CET1

capital
45,380 45,380

CET1

capital

increased

£4.6bn

to

£45.4bn

(December

2019:

£40.8bn).

£1.1bn

of

capital

generated

from

profits,

and

a

£1.0bn

increase

due

to

the

cancellation

of

the

full

year

2019

dividend

were

partially
offset

by

£0.4bn

of

AT1

coupons

paid.

Other

movements

in

the

period

were:

●

A

£0.4bn

decrease

in

the

fair

value

through

other

comprehensive

income

reserve

driven

by

a

decrease

in

the

Absa

Group
Limited

share

price
●

A

£1.2bn

increase

in

the

currency

translation

reserve

mainly

driven

by

the

appreciation

of

period

end

USD

against

GBP

●

A

£0.1bn

increase

as

a

result

of

movements

in

pensions,

largely

due

to

an

additional

£250m

investment

by

the

UKRF

in
non-transferrable

listed

senior

fixed

rate

notes,

backed

by

UK

gilts
●

A

£0.2bn

increase

due

to

a

reduction

in

PVA

which

includes

the

temporary

increase

to

diversification

factors

applied

to
certain

additional

valuation

adjustments
●

A

£1.3bn

increase

in

the

IFRS

9

transitio

nal

relief

after

tax

which

was

driven

by

£1.2bn

in

Q220

following

new

impairment
charges

and

the

implementation

of

new

regulatory

measures

which

allow

for

100%

relief

on

increases

in

stage

1

and
stage

2

impairment

throughout

2020

and

2021

Treasury

and

Capital

Risk

  52

RWAs

by

risk

type

and

business
Credit

risk
Counterparty

credit

risk
Market

risk
Operational
risk
Total
RWAs
Std IRB Std IRB
Settlement
risk CVA Std IMA
As

at

30.06.20
£m £m £m £m £m £m £m £m £m £m
Barclays

UK
7,428 58,048 359

-

-

48 122

-

11,851 77,856
Corporate

and

Investment

Bank
27,032 77,983 11,879 20,472 218 3,871 12,830 22,638 21,387 198,310
Consumer,

Cards

and

Payments
21,901 3,168 157 46

-

27

-

95 7,539 32,933
Barclays

International
48,933 81,151 12,036 20,518 218 3,898 12,830 22,733 28,926 231,243
Head

Office
3,578 6,183

-

-

-

-

-

- 127 9,888
Barclays

Group
59,939 145,382 12,395 20,518 218 3,946 12,952 22,733 40,904 318,987
As

at

31.03.20
Barclays

UK
5,835 59,451 311

-

-
28 202

-
11,851 77,678
Corporate

and

Investment

Bank
30,620 71,993 15,611 19,756 1,022 3,309 14,036 24,010 21,390 201,747
Consumer,

Cards

and

Payments
25,205 3,085 132 31

-
21

-
151 7,536 36,161
Barclays

International
55,825 75,078 15,743 19,787 1,022 3,330 14,036 24,161 28,926 237,908
Head

Office
3,706 6,212

-

-

-

-

-

-
127 10,045
Barclays

Group
65,366 140,741 16,054 19,787 1,022 3,358 14,238 24,161 40,904 325,631
As

at

31.12.19
Barclays

UK
5,189 57,455 235 - - 23 178 - 11,821 74,901
Corporate

and

Investment

Bank
25,749 62,177 12,051 16,875 276 2,470 12,854 17,626 21,475 171,553
Consumer,

Cards

and

Payments
27,209 2,706 92 37 - 11 - 103 7,532 37,690
Barclays

International
52,958 64,883 12,143 16,912 276 2,481 12,854 17,729 29,007 209,243
Head

Office
5,104 5,754 - - - - - - 129 10,987
Barclays

Group
63,251 128,092 12,378 16,912 276 2,504 13,032 17,729 40,957 295,131

Movement

analysis

of

RWAs
Credit

risk

Counterparty
credit

risk
Market

risk
Operational

risk
Total

RWAs
£m £m £m £m £m
Opening

RWAs

(as

at

31.12.19)
191,343 32,070 30,761 40,957 295,131
Book

size
(1,161) 3,786 10,064 (53) 12,636
Acquisitions

and

disposals
(33) - - - (33)
Book

quality
6,502 491 - - 6,993
Model

updates
1,846 182 - - 2,028
Methodology

and

policy
1,881 548 (5,140) - (2,711)
Foreign

exchange

movements
1
4,943 - - - 4,943
Closing

RWAs

(as

at

30.06.20)
205,321 37,077 35,685 40,904 318,987

1

Foreign

exchange

movements

does

not

include

foreign

exchange

for

counterparty

credit

risk

or

market

risk.

RWA

increased

£23.9bn

to

£319.

0bn:

●

Book

size

increased

RWAs

£12.6

bn

primarily

due

to

higher

market

volatility

and

an

increase

in

client

activity

compared

to
year-end

2019
●

Book

quality

increased

RWAs

£7.0

bn

due

to

a

reduction

in

credit

quality

primarily

within

CIB
●

Model

updates

increased

RWAs

£2.

0bn

primarily

due

to

modelled

risk

weights

recalibrations
●

Methodology

and

policy

decreased

RWAs

£2.7bn

primarily

due

to

the

removal

of

a

Risk

Not

In

VaR

(RNIV)

and

the
reduction

in

capital

requirements

related

to

VaR

backtesting

exceptions
●

Foreign

exchange

movements

increased

RWAs

£4.9bn

due

to

the

appreciatio

n

of

period

end

USD

agains

t

GBP

Treasury

and

Capital

Risk

  53

Leverage

ratio

and

exposures
The

Group

is

subject

to

a

leverage

ratio

requirement

of

3.8%

as

at

30

June

2020.

This

comprises

the

3.25%

minimum

requirement,

a
G-SII

additional

leverage

ratio

buffer

(G-SII

ALRB)

of

0.53%

and

a

countercyclical

leverage

ratio

buffer

(CCLB)

of

0.0%.

Although

the
leverage

ratio

is

expressed

in

terms

of

T1

capital,

75%

of

the

minimum

requirement,

equating

to

2.4375%,

needs

to

be

met

with
CET1

capital.

In

addition,

the

G-

SII

ALRB

must

be

covered

solely

with

CET1

capital.

The

CET1

capital

held

again

st

the

0.53%

G-SII
ALRB

was

£6.0bn.

The

Group

is

required

to

disclose

an

average

UK

leverage

ratio

which

is

based

on

capital

on

the

last

day

of

each

month

in

the
quarter

and

an

exposure

measure

for

each

day

in

the

quarter.

The

Group

is

also

required

to

disclose

a

UK

leverage

ratio

based

on
capital

and

exposure

on

the

last

day

of

the

quarter.

Both

approaches

exclude

qualifying

claims

on

central

banks

from

the

leverage
exposures

and

include

the

PRA’s

early

adoption

of

CRR

II

settlement

netting.

Leverage

ratios
1,2
As

at
30.06.20
As

at
31.03.20
As

at
31.12.19
£m £m £m
Average

UK

leverage

ratio
4.7% 4.5% 4.5%
Average

T1

capital
3
54,548

53,274

51,823
Average

UK

leverage

exposure
1,148,720

1,176,198

1,142,819
UK

leverage

ratio
5.2% 4.5% 5.1%
CET1

capital
45,380

42,518

40,812
AT1

capital
10,791

10,741

10,741
T1

capital
3
56,171

53,259

51,553
UK

leverage

exposure
1,071,138 1,178,708 1,007,721
UK

leverage

exposure
Accounting

assets
Derivative

financial

instruments
307,258 342,120 229,236
Derivative

cash

collateral
77,063 85,321 56,589
Securities

financing

transactions

(SFTs)
160,015 185,725 111,307
Loans

and

advances

and

other

assets
840,781 831,130 743,097
Total

IFRS

assets
1,385,117 1,444,296 1,140,229
Regulatory

consolidation

adjustments
(1,982) (4,841) (1,170)
Derivatives

adjustments
Derivatives

netting

(279,151) (309,585) (207,756)
Adjustments

to

cash

collateral
(67,718) (70,758) (48,464)
Net

written

credit

protection
14,442 19,994 13,784
Potential

future

exposure

(PFE)

on

derivatives
123,468 126,503 119,118
Total

derivatives

adjustments
(208,959) (233,846) (123,318)
SFTs

adjustments
21,226 34,271 18,339
Regulatory

deductions

and

other

adjustments
(18,297) (14,615) (11,984)
Weighted

off-balance

sheet

commitments
108,436 102,499 105,289
Qualifying

central

bank

claims
(173,033) (149,056) (119,664)
Settlement

netting
(41,370) - -
UK

leverage

exposure
2
1,071,138 1,178,708 1,007,721

1

Fully

loaded

average

UK

leverage

ratio

was

4.6%,

with

£53.0bn

of

T1

capital

and

£1,147bn

of

leverage

exposure.

Fully

loaded

UK

leverage

ratio

was

5.0%,

with
£53.7bn

of

T1

capital

and

£1,069bn

of

leverage

exposure.

Fully

loaded

UK

leverage

ratios

are

calculated

without

applying

the

transitional

arrangements

of

the

CRR
as

amended

by

CRR

II

applicable

as

at

the

reporting

date.

2

Capital

and

leverage

measures

are

calculated

applying

the

transitional

arrangements

of

the

CRR

as

amended

by

CRR

II

applicable

as

at

the

reporting

date

.
3

T1

capital

is

calculated

in

line

with

the

PRA

Handbook.

Treasury

and

Capital

Risk

  54

The

average

UK

leverage

ratio

increased

to

4.7%

(December

2019:

4.5%),

driven

by

an

increase

in

T1

capital.

The

leverage

exposure
increased

by

£6bn

to

£1,149bn,

primarily

driven

by

SFTs

and

loans

and

advances

and

other

assets,

partially

offset

by

the

PRA’s

early
adoption

of

CRR

II

settlement

netting.

The

UK

leverage

ratio

increased

to

5.2%

(December

2019:

5.1%),

driven

by

an

increase

in

T1

capital.

The

UK

leverage

exposure
increased

by

£63bn

to

£1,071bn,

primarily

driven

by

SFTs

and

loans

and

advances

and

other

assets

,

partially

offset

by

the

PRA’s
early

adoption

of

CRR

II

settlement

netting.

The

Group

also

discloses

a

CRR

leverage

ratio
1

within

its

additional

regulatory

disclosures

prepared

in

accordance

with

EBA
guidelines

on

disclosure

under

Part

Eight

of

the

CRR

(see

Barc

lays

PLC

Pillar

3

Report

H1

2020,

expected

to

be

published

on

14
August

2020

and

which

will

be

available

at

home.barclays/investor

-relations/reports

-and-events/latest

-financial-results).

1

CRR

leverage

ratio

as

amended

by

CRR

II

applicable

as

at

the

reporting

date.

Treasury

and

Capital

Risk

  55

MREL
CRR

II

requirements

relating

to

own

funds

and

eligible

liabilities

came

into

effect

from

27

June

2019.

Eligible

liabilities

have

been
calculated

reflecting

the

Group’s

interpretation

of

the

current

rules

and

guidance.

Certain

aspects

of

CRR

II

are

dependent

on

final
technical

standards

to

be

issued

by

the

EBA

and

adopted

by

the

European

Commission

as

well

as

UK

implementation

of

the

rules.

The

Group

is

required

to

meet

the

higher

of:

(i)

the

MREL

set

by

the

Bank

of

England;

and

(ii)

the

requirements

in

CRR

II,

both

of
which

have

RWA

and

leverage

based

requirem

ents.

MREL

is

subject

to

phased

implementation

and

will

be

fully

implemented

by

1
January

2022,

at

which

time

the

Group’s

indicative

MREL

is

expected

to

be

two

times

the

sum

of

its

Pillar

1

and

Pillar

2A
requirements,

as

set

by

the

Bank

of

England.

In

addition,

CET1

capital

cannot

be

counted

towards

both

MREL

and

the

capital
buffers,

meaning

that

the

buffers

will

effectively

be

applied

above

both

the

Pillar

1

and

Pillar

2A

requirements

relating

to

own

funds
and

eligible

liabilities.

The

Bank

of

England

will

review

the

MREL

calibration

by

the

end

of

2020,

including

assessing

the

proposal

for
Pillar

2A

recapitalisation,

which

may

drive

a

different

1

January

2022

MREL

than

currently

proposed.

Own

funds

and

eligible

liabilities

ratios
1
As

at
30.06.20
As

at
31.03.20
As

at
31.12.19
CET1

capital
14.2% 13.1% 13.8%
AT1

capital

instruments

and

related

share

premium

accounts
2
3.4% 3.3% 3.6%
T2

capital

instruments

and

related

share

premium

accounts
2
2.8% 2.6% 2.5%
Eligible

liabilities
12.0% 10.3% 11.2%
Total

Barclays

PLC

(the

Parent

company)

own

funds

and

eligible

liabilities
32.4% 29.3% 31.2%
Qualifying

AT1

capital

(including

minority

interests)

issued

by

subsidiaries
0.2% 0.2% 0.2%
Qualifying

T2

capital

(including

minority

interests)

issued

by

subsidiaries
1.1% 1.2% 1.3%
Total

own

funds

and

eligible

liabilities,

including

eligible

Barclays

Bank

PLC

instruments
33.7% 30.7% 32.8%
Own

funds

and

eligible

liabilities
1
£m £m £m
CET1

capital
45,380 42,518 40,813
AT1

capital

instruments

and

related

share

premium

accounts
2
10,791 10,741 10,741
T2

capital

instruments

and

related

share

premium

accounts
2
8,904 8,369 7,416
Eligible

liabilities
38,308 33,674 33,025
Total

Barclays

PLC

(the

Parent

company)

own

funds

and

eligible

liabilities
103,383 95,302 91,995
Qualifying

AT1

capital

(including

minority

interests)

issued

by

subsidiaries
691 753 687
Qualifying

T2

capital

(including

minority

interests)

issued

by

subsidiaries
3,396 4,013 3,984
Total

own

funds

and

eligible

liabilities,

including

eligible

Barclays

Bank

PLC

instruments
107,470 100,068 96,666
Total

RWAs
1
318,987 325,631 295,131

1

CET1,

T1

and

T2

capital,

and

RWAs

are

calculated

applying

the

transitional

arrangements

of

the

CRR

as

amended

by

CRR

II

applicable

as

at

the

reporting

date.

This
includes

IFRS

9

transitional

arrangements

and

the

grandfathering

of

CRR

and

CRR

II

non-compliant

capital

instruments

.
2

Includes

other

AT1

capital

regulatory

adjustments

and

deductions

of

£80m

(December

2019:

£130m),

and

other

T2

credit

risk

adjustments

and

deductions

of

£124m
(December

2019:

£234m).

Condensed

Consolidated

Financial

Statements

  56

Condensed

consolidated

income

statement

(unaudited)
Half

year
ended
Half

year
ended
30.06.20 30.06.19
Notes
1
£m £m
Interest

and

similar

income
6,437 7,496
Interest

and

similar

expense
(2,214) (2,878)
Net

interest

income
4,223 4,618
Fee

and

commission

income
3
4,399 4,484
Fee

and

commission

expense
3
(1,090) (1,150)
Net

fee

and

commission

income
3
3,309 3,334
Net

trading

income
4,198 2,124
Net

investment

income
(136) 662
Other

income
27 52
Total

income
11,621 10,790
Credit

impairment

charges
(3,738) (928)
Net

operating

income
7,883 9,862
Staff

costs
4
(4,053) (4,264)
Infrastructure,

administration

and

general

expenses
5
(2,510) (2,494)
Litigation

and

conduct
(30) (114)
Operating

expenses
(6,593) (6,872)
Share

of

post-tax

results

of

associates

and

joint

ventures
(31) 14
Profit

on

disposal

of

subsidiaries,

associates

and

joint

ventures
13 10
Profit

before

tax
1,272 3,014
Tax

charge
6
(113) (545)
Profit

after

tax
1,159 2,469
Attributable

to:
Equity

holders

of

the

parent
695 2,072
Other

equity

instrument

holders
427 363
Total

equity

holders

of

the

parent
1,122 2,435
Non-controlling

interests
7
37 34
Profit

after

tax
1,159 2,469
Earnings

per

share
p p
Basic

earnings

per

ordinary

share
8
4.0 12.1
Diluted

earnings

per

ordinary

share
8
3.9 11.9

1

For

notes

to

the

F

inancial

Statements

see

pages

62

to

86.

Condensed

Consolidated

Financial

Statements

  57

Condensed

consolidated

statement

of

comprehensive

income

(unaudited)
Half

year

ended
Half

year

ended
30.06.20 30.06.19
Notes
1
£m £m
Profit

after

tax
1,159 2,469
Other

comprehensive

income/(loss)

that

may

be

recycled

to

profit

or

loss:
2
Currency

translation

reserve
18 1,220 177
Fair

value

through

other

comprehensive

income

reserve
18 137 380
Cash

flow

hedging

reserve
18 912 528
Other
18 (6) -
Other

comprehensive

income

that

may

be

recycled

to

profit
2,263 1,085
Other

comprehensive

income/(loss)

not

recycled

to

profit

or

loss:
2
Retirement

benefit

remeasurements
15 645 (140)
Fair

value

through

other

comprehensive

income

reserve
18 (515) 125
Own

credit
18 496 44
Other

comprehensive

income

not

recycled

to

profit
626 29
Other

comprehensive

income

for

the

period
2,889 1,114
Total

comprehensive

income

for

the

period
4,048 3,583
Attributable

to:
Equity

holders

of

the

parent
4,011 3,549
Non-controlling

interests
37 34
Total

comprehensive

income

for

the

period
4,048 3,583

1

For

notes

to

the

Financial

Statements

see

pages

62

to

86.
2

Reported

net

of

tax.

Condensed

Consolidated

Financial

Statements

  58

Condensed

consolidated

balance

sheet

(unaudited)
As

at
As

at
30.06.20 31.12.19
Assets
Notes
1
£m £m
Cash

and

balances

at

central

banks
194,452 150,258
Cash

collateral

and

settlement

balances
134,945 83,256
Loans

and

advances

at

amortised

cost
12 354,912 339,115
Reverse

repurchase

agreements

and

other

similar

secured

lending
22,224 3,379
Trading

portfolio

assets
110,062 114,195
Financial

assets

at

fair

value

through

the

income

statement
158,975 133,086
Derivative

financial

instruments
10 307,258 229,236
Financial

assets

at

fair

value

through

other

comprehensive

income
79,764 65,750
Investments

in

associates

and

joint

ventures
720 721
Goodwill

and

intangible

assets
8,163 8,119
Property,

plant

and

equipment
4,239 4,215
Current

tax

assets
556 412
Deferred

tax

assets
6 2,671 3,290
Retirement

benefit

assets
15 2,848 2,108
Other

assets
3,328 3,089
Total

assets
1,385,117 1,140,229
Liabilities
Deposits

at

amortised

cost
12 466,913 415,787
Cash

collateral

and

settlement

balances
112,907 67,341
Repurchase

agreements

and

other

similar

secured

borrowing
19,144 14,517
Debt

securities

in

issue
103,970 76,369
Subordinated

liabilities
13 19,886 18,156
Trading

portfolio

liabilities
51,606 36,916
Financial

liabilities

designated

at

fair

value
221,460 204,326
Derivative

financial

instruments
10 307,891 229,204
Current

tax

liabilities

322 313
Deferred

tax

liabilities
6 23 23
Retirement

benefit

liabilities
15 371 348
Other

liabilities
8,471 8,505
Provisions 14 2,612 2,764
Total

liabilities
1,315,576 1,074,569
Equity
Called

up

share

capital

and

share

premium
16 4,620 4,594
Other

reserves
18 6,996 4,760
Retained

earnings

45,817 44,204
Shareholders'

equity

attributable

to

ordinary

shareholders

of

the

parent
57,433 53,558
Other

equity

instruments
17 10,871 10,871
Total

equity

excluding

non-controlling

interests
68,304 64,429
Non-controlling

interests
7 1,237 1,231
Total

equity
69,541 65,660
Total

liabilities

and

equity
1,385,117 1,140,229

1

For

notes

to

the

Financial

Statements

see

pages

to

86.

Condensed

Consolidated

Financial

Statements

  59

Condensed

consolidated

statement

of

changes

in

equity

(unaudited)
Called

up
share

capital
and

share
premium
1
Other

equity
instruments
1
Other
reserves
1
Retained
earnings Total
Non-
controlling
interests
2
Total
equity
Half

year

ended

30.06.20
£m £m £m £m £m £m £m
Balance

as

at

1

January

2020
4,594 10,871 4,760 44,204 64,429 1,231 65,660
Profit

after

tax
- 427 - 695 1,122 37 1,159
Currency

translation

movements
- - 1,220 - 1,220 - 1,220
Fair

value

through

other

comprehensive
income

reserve
- - (378) - (378) - (378)
Cash

flow

hedges
- - 912 - 912 - 912
Retirement

benefit

remeasurements
- - - 645 645 - 645
Own

credit
- - 496 - 496 - 496
Other - - - (6) (6) - (6)
Total

comprehensive

income

for

the

period
- 427 2,250 1,334 4,011 37 4,048
Equity

settled

share

schemes
26 - - 603 629 - 629
Other

equity

instruments

coupons

paid
- (427) - - (427) - (427)
Vesting

of

shares

under

employee

share
schemes
- - (14) (327) (341) - (341)
Dividends

paid
- - - - - (37) (37)
Other

movements
- - - 3 3 6 9
Balance

as

at

30

June

2020
4,620 10,871 6,996 45,817 68,304 1,237 69,541
Half

year

ended

31.12.19
Balance

as

at

1

July

2019
4,494 12,123 6,403 44,556 67,576 1,221 68,797
Profit

after

tax
- 450 - 389 839 46 885
Currency

translation

movements
- - (721) - (721) - (721)
Fair

value

through

other

comprehensive
income

reserve
- - (434) - (434) - (434)
Cash

flow

hedges
- - (186) - (186) - (186)
Retirement

benefit

remeasurements
- - - (54) (54) - (54)
Own

credit
- - (296) - (296) - (296)
Other - - - 16 16 - 16
Total

comprehensive

income

for

the

period
- 450 (1,637) 351 (836) 46 (790)
Issue

of

new

ordinary

shares
23 - - - 23 - 23
Equity

settled

share

schemes
77 - - 237 314 - 314
Issue

and

exchange

of

other

equity
instruments
- (1,266) - (406) (1,672) - (1,672)
Other

equity

instruments

coupons

paid
- (450) - - (450) - (450)
Vesting

of

shares

under

employee

share
schemes
- - (6) (20) (26) - (26)
Dividends

paid
- - - (517) (517) (46) (563)
Other

movements
- 14 - 3 17 10 27
Balance

as

at

31

December

2019
4,594 10,871 4,760 44,204 64,429 1,231 65,660

1

Details

of

share

capital,

other

equity

instruments

and

other

reserves

are

shown

on

pages

77

to

79.

2

Details

of

non-controlling

interests

are

shown

on

page

66.

Condensed

Consolidated

Financial

Statements

  60

Condensed

consolidated

statement

of

changes

in

equity

(unaudited)
Called

up
share

capital
and

share
premium
1
Other

equity
instruments
1
Other
reserves
1
Retained
earnings Total
Non-
controlling
interests
2
Total
equity
Half

year

ended

30.06.19
£m £m £m £m £m £m £m
Balance

as

at

1

January

2019
4,311 9,632 5,153 43,460 62,556 1,223 63,779
Profit

after

tax
- 363 - 2,072 2,435 34 2,469
Currency

translation

movements
- - 177 - 177 - 177
Fair

value

through

other

comprehensive
income

reserve
- - 505 - 505 - 505
Cash

flow

hedges
- - 528 - 528 - 528
Retirement

benefit

remeasurements
- - - (140) (140) - (140)
Own

credit
- - 44 - 44 - 44
Total

comprehensive

income

for

the

period
- 363 1,254 1,932 3,549 34 3,583
Issue

of

new

ordinary

shares
159 - - - 159 - 159
Equity

settled

share

schemes
24 - - 241 265 - 265
Issue

and

exchange

of

other

equity
instruments
- 2,504 - - 2,504 - 2,504
Other

equity

instruments

coupons

paid
- (363) - - (363) - (363)
Vesting

of

shares

under

employee

share
schemes
- - (4) (384) (388) - (388)
Dividends

paid
- - - (684) (684) (34) (718)
Other

movements
- (13) - (9) (22) (2) (24)
Balance

as

at

30

June

2019
4,494 12,123 6,403 44,556 67,576 1,221 68,797

1

Details

of

share

capital,

other

equity

instruments

and

other

reserves

are

shown

on

pages

77

to

79.
2

Details

of

non-controlling

interests

are

shown

on

page

66.

Condensed

Consolidated

Financial

Statements

  61

Condensed

consolidated

cash

flow

statement

(unaudited)
Half

year
ended
Half

year
ended
30.06.20 30.06.19
£m £m
Profit

before

tax

1,272 3,014
Adjustment

for

non-cash

items
(1,112) (297)
Net

increase

in

loans

and

advances

at

amortised

cost
(19,431) (11,333)
Net

increase

in

deposits

at

amortised

cost
51,126 18,758
Net

increase

in

debt

securities

in

issue
24,183 8,529
Changes

in

other

operating

assets

and

liabilities
4,757 (15,487)
Corporate

income

tax

paid
(351) (260)
Net

cash

from

operating

activities
60,444 2,924
Net

cash

from

investing

activities
(11,599) (17,075)
Net

cash

from

financing

activities
3,133 (610)
Effect

of

exchange

rates

on

cash

and

cash

equivalents
7,814 652
Net

increase/(decrease)

in

cash

and

cash

equivalents
59,792 (14,109)
Cash

and

cash

equivalents

at

beginning

of

the

period
183,387 211,166
Cash

and

cash

equivalents

at

end

of

the

period
243,179 197,057

Financial

Statement

Notes

  62

1.

Basis

of

preparation
These

condensed

consolidated

interim

financial

statements

for

the

six

months

ended

30

June

2020

have

been

prepared

in
accordance

with

the

DTR

of

the

UK

FCA

and

with

IAS

34,

Interim

Financial

Reporting,

as

published

by

the

International

Accounting
Standards

Board

(IASB)

and

adopted

by

the

EU.

The

condensed

consolidated

interim

financial

statements

should

be

read

in
conjunction

with

the

annual

financial

statements

for

the

year

ended

31

December

2019,

which

have

been

prepared

in

accordance
with

IFRSs

as

published

by

the

IASB

and

as

adopted

by

the

EU.

The

accounting

policies

and

methods

of

computation

used

in

these

condensed

consolidated

interi

m

financial

statements

are

the
same

as

those

used

in

the

Barclays

PLC

Annual

Report

2019.

1.

Going

concern
The

financial

statements

are

prepared

on

a

going

concern

basis,

as

the

Directors

are

satisfied

that

the

Group

and

parent

company
have

the

resources

to

continue

in

business

for

the

foreseeable

future.

In

making

this

assessment,

the

Directors

have

considered

a
wide

range

of

information

relating

to

present

and

future

conditions,

including

future

projections

of

profitability,

cash

flows,

capital
requirements

and

capital

resources.

The

future

conditions

considered

included

an

assessment

of

internally

generated

stress
scenarios

assuming

a

prolonged

economic

stress

and

impact

on

the

future

operational

and

financial

performance

of

the

Group.

2.

Other

disclosures
The

Credit

risk

disclosures

on

pages

27

to

41

form

part

of

these

interim

financial

statements.

Financial

Statement

Notes

  63

2.

Segmental

reporting

Analysis

of

results

by

business
Barclays
UK
Barclays
International
Head
Office
Barclays
Group
Half

year

ended

30.06.20
£m £m £m £m
Total

income
3,171 8,654 (204) 11,621
Credit

impairment

charges
(1,064) (2,619) (55) (3,738)
Net

operating

income/(expenses)
2,107 6,035 (259) 7,883
Operating

expenses
(2,041) (4,405) (117) (6,563)
Litigation

and

conduct
(11) (11) (8) (30)
Total

operating

expenses
(2,052) (4,416) (125) (6,593)
Other

net

income/(expenses)
1
13 10 (41) (18)
Profit/(loss)

before

tax
68 1,629 (425) 1,272
As

at

30.06.20
£bn £bn £bn £bn
Total

assets

287.6 1,075.8 21.7 1,385.1

Barclays
UK
Barclays
International
Head
Office
Barclays
Group
Half

year

ended

30.06.19
£m £m £m £m
Total

income
3,548 7,473 (231) 10,790
Credit

impairment

charges
(421) (492) (15) (928)
Net

operating

income/(expenses)
3,127 6,981 (246) 9,862
Operating

expenses
(2,021) (4,641) (96) (6,758)
Litigation

and

conduct
(44) (30) (40) (114)
Total

operating

expenses
(2,065) (4,671) (136) (6,872)
Other

net

income/(expenses)
1
- 31 (7) 24
Profit/(loss)

before

tax
1,062 2,341 (389) 3,014
As

at

31.12.19
£bn £bn £bn £bn
Total

assets

257.8 861.4 21.0 1,140.2

1

Other

net

income/(expenses)

represents

the

share

of

post

-tax

results

of

associates

and

joint

ventures,

profit

(or

loss)

on

disposal

of

subsidiaries,

associates

and

joint
ventures

and

gains

on

acquisitions.

On

1

April

2020,

assets

of

£2.2bn

relating

to

the

Barclays

Partner

Finance

business

were

moved

from

Barclays

International

to
Barclays

UK,

with

net

operating

income

of

£19m

and

loss

before

tax

of

£5m

subsequently

recognised

in

Barclays

UK

in

Q220.

In

the
half

year

ended

30

June

2019,

Barclays

Partner

Finance

generated

net

operating

income

of

£76m

and

profit

before

tax

of

£23m.
The

2019

comparative

figures

have

not

been

restated.

Split

of

income

by

geographic

region
1
Half

year

ended
Half

year

ended
30.06.20 30.06.19
£m £m
UK 5,989 5,873
Europe 1,199 788
Americas 3,776 3,591
Africa

and

Middle

East
20 40
Asia 637 498
Total

11,621 10,790

1

The

geographical

analysis

is

now

based

on

the

location

of

office

where

the

transactions

are

recorded,

whereas

in

the

prior

year

it

was

based

on

counterparty
location.

The

approach

was

changed

at

year

-end

2019

and

is

better

aligned

to

the

geographical

view

of

the

business

following

the

implementation

of

structural
reform.

Prior

year

comparatives

have

been

restated

.

Financial

Statement

Notes

  64

3.

Net

fee

and

commission

income
Fee

and

commission

income

is

disaggregated

below

and

includes

a

total

for

fees

in

scope

of

IFRS

15,

Revenue

from

Contracts

with
Customers:

Barclays

UK
Barclays

International
Head

Office
Total
Half

year

ended

30.06.20
£m £m £m £m
Fee

type
Transactional 386 1,157 - 1,543
Advisory
79 306 1
386
Brokerage

and

execution
102 685 - 787
Underwriting

and

syndication
- 1,468 - 1,468
Other 38 115 2 155
Total

revenue

from

contracts

with

customers
605 3,731 3 4,339
Other

non-contract

fee

income
- 60 - 60
Fee

and

commission

income
605 3,791 3 4,399
Fee

and

commission

expense
(148) (940) (2) (1,090)
Net

fee

and

commission

income
457 2,851 1 3,309

Barclays

UK
Barclays

International
Head

Office
Total
Half

year

ended

30.06.19
£m £m £m £m
Fee

type
Transactional 523 1,353 - 1,876
Advisory 88 406 -
494
Brokerage

and

execution
101 536 - 637
Underwriting

and

syndication
- 1,240 - 1,240
Other 45 131 7 183
Total

revenue

from

contracts

with

customers
757 3,666 7 4,430
Other

non-contract

fee

income
- 54 - 54
Fee

and

commission

income
757 3,720 7 4,484
Fee

and

commission

expense
(187) (957) (6) (1,150)
Net

fee

and

commission

income
570 2,763 1 3,334

Transactional

fees

are

service

charges

on

deposit

account

s,

cash

management

services

and

transactional

processing

fees.

This
includes

interchange

and

merchant

fee

income

generated

from

credit

and

bank

card

usage.

Advisory

fees

are

generated

from

asset

management

services

and

advisory

services

related

to

mergers,

acquisitions

and

financial
restructuring.

Brokerage

and

execution

fees

are

earned

for

executing

client

transactions

with

exchanges

and

over

-the-counter

markets

and
assisting

clients

in

clearing

transactions.

Underwriting

and

syndication

fees

are

earned

for

the

distribution

of

client

equity

or

debt

securities

and

the

arrangement

and
administration

of

a

loan

syndication.

This

includes

commitment

fees

to

provide

loan

financing.

Financial

Statement

Notes

  65

4.

Staff

costs
Half

year

ended
Half

year

ended
30.06.20 30.06.19
Compensation

costs
£m

£m

Current

year

bonus

charges
476 456
Deferred

bonus

charge
269 226
Commissions

and

other

incentives
4 34
Performance

costs
749 716
Salaries 2,153 2,195
Social

security

costs
317 315
Post

-retirement

benefits
268 251
Other

compensation

costs
254 232
Total

compensation

costs
3,741 3,709
Other

resourcing

costs
Outsourcing 175 257
Redundancy

and

restructuring
39 49
Temporary

staff

costs
58 173
Other 40 76
Total

other

resourcing

costs

312 555
Total

staff

costs
4,053 4,264
Barclays

Group

compensation

costs

as

a

%

of

total

income
32.2 34.4

No

material

awards

have

yet

been

granted

in

relation

to

the

2020

bonus

pool

as

decisions

regarding

incentive

awards

are

not

taken
by

the

Remuneration

Committee

until

the

performance

for

the

full

year

can

be

assessed.

The

current

year

bonus

charge

for

the

first
six

months

represents

an

accrual

for

estimated

costs

in

accordance

with

accounting

requirements.

5.

Infrastructure,

administration

and

general

expenses

Half

year

ended
Half

year

ended

30.06.20 30.06.19
Infrastructure

costs
£m

£m

Property

and

equipment
757 691
Depreciation

and

amortisation
751 729
Lease

payments
26 21
Impairment

of

property,

equipment

and

intangible

assets
32 29
Total

infrastructure

costs
1,566 1,470
Administration

and

general

expenses
Consultancy,

legal

and

professional

fees
270 284
Marketing

and

advertising
158 212
Other

administration

and

general

expenses
516 528
Total

administration

and

general

expenses
944 1,024
Total

infrastructure,

administration

and

general

expenses
2,510 2,494

Financial

Statement

Notes

  66

6.

Tax
The

tax

charge

for

H120

was

£113m

(H119:

£545m),

representing

an

effective

tax

rate

of

8.9%

(H119:

18.1%).

The

effective

tax

rate
for

H120

was

lower

than

H119,

reflecting

the

tax

benefit

recognised

for

the

re-measurement

of

UK

deferred

tax

assets

through

the
income

statement

as

a

result

of

the

UK

corporation

tax

rate

being

maintained

at

19%.

Included

in

the

tax

charge

is

a

credit

of

£112m

(H119:

£96m)

in

respect

of

payments

made

on

AT1

instruments

that

are

classified

as
equity

for

accounting

purposes.

As

at
As

at
30.06.20 31.12.19
Deferred

tax

assets

and

liabilities
£m £m
USA 2,168 2,052
UK - 818
Other

territories

503 420
Deferred

tax

assets
2,671 3,290
Deferred

tax

liabilities
(23) (23)
Analysis

of

deferred

tax

assets
Temporary

differences
2,174 2,767
Tax

losses
497 523
Deferred

tax

assets
2,671 3,290

7.

Non-controlling

interests

Profit

attributable

to

non-controlling

interests
Equity

attributable

to

non-controlling

interests
Half

year

ended
Half

year

ended
As

at
As

at
30.06.20 30.06.19 30.06.20 31.12.19
£m

£m

£m

£m

Barclays

Bank

PLC

issued:
-

Preference

shares
28 27 529 529
-

Upper

T2

instruments
9 7 691 691
Other

non-controlling

interests
- - 17 11
Total 37 34 1,237 1,231

Financial

Statement

Notes

  67

8.

Earnings

per

share

Half

year
ended

Half

year
ended
30.06.20 30.06.19
£m £m
Profit

attributable

to

ordinary

equity

holders

of

the

parent
695 2,072
m m
Basic

weighted

average

number

of

shares

in

issue
17,294 17,178
Number

of

potential

ordinary

shares
319 200
Diluted

weighted

average

number

of

shares
17,613 17,378
p p
Basic

earnings

per

ordinary

share
4.0 12.1
Diluted

earnings

per

ordinary

share
3.9 11.9

9.

Dividends

on

ordinary

shares
In

response

to

a

request

from

the

PRA,

and

to

preserve

additional

capital

for

use

in

serving

Barclays

customers

and

clients

through
the

extraordinary

challenges

presented

by

the

COVID

-19

pandemic,

the

Board

agreed

to

cancel

the

6.0p

per

ordinary

share

full

year
2019

dividend.

The

Board

also

decided

that

for

2020

Barclays

would

suspend

its

current

capital

returns

policy

and

accordingly

will
not

undertake

any

interim

ordinary

share

dividend

payments,

regulatory

accruals

of

ordinary

share

dividends,

or

share

buybacks.
The

Board

will

decide

on

future

dividends

and

its

capital

returns

policy

at

year-end

2020.

Half

year

ended

30.06.20
Half

year

ended

30.06.19
Per

share
Total
Per

share
Total
Dividends

paid

during

the

period
p
£m

p
£m

Full

year

dividend

paid

during

period
- - 4.0 684

Financial

Statement

Notes

  68

10.

Derivative

financial

instruments
Contract
notional
amount

Fair

value
Assets Liabilities
As

at

30.06.20
£m £m £m
Foreign

exchange

derivatives
5,730,348 67,755 (68,502)
Interest

rate

derivatives
44,652,771 199,378 (191,435)
Credit

derivatives
906,573 6,739 (6,955)
Equity

and

stock

index

and

commodity

derivatives
1,072,400 33,186 (40,120)
Derivative

assets/(liabilities)

held

for

trading
52,362,092 307,058 (307,012)

Derivatives

in

hedge

accounting

relationships
Derivatives

designated

as

cash

flow

hedges
57,497 55 (10)
Derivatives

designated

as

fair

value

hedges
126,692 145 (822)
Derivatives

designated

as

hedges

of

net

investments
709 - (47)
Derivative

assets/(liabilities)

designated

in

hedge

accounting

relationships
184,898 200 (879)

Total

recognised

derivative

assets/(liabilities)
52,546,990 307,258 (307,891)
As

at

31.12.19
Foreign

exchange

derivatives
4,999,865 56,576 (57,021)
Interest

rate

derivatives
35,098,216 142,325 (135,759)
Credit

derivatives
825,516 8,215 (8,086)
Equity

and

stock

index

and

commodity

derivatives
1,187,513 21,947 (27,751)
Derivative

assets/(liabilities)

held

for

trading
42,111,110 229,063 (228,617)

Derivatives

in

hedge

accounting

relationships
Derivatives

designated

as

cash

flow

hedges
67,773 7 (1)
Derivatives

designated

as

fair

value

hedges
112,457 136 (586)
Derivatives

designated

as

hedges

of

net

investments
1,145 30 -
Derivative

assets/(liabilities)

designated

in

hedge

accounting

relationships
181,375 173 (587)
Total

recognised

derivative

assets/(liabilities)
42,292,485 229,236 (229,204)

The

IFRS

netting

posted

against

derivative

assets

was

£67bn

including

£8bn

of

cash

collateral

netted

(December

2019:

£37

bn
including

£4bn

cash

collateral

netted)

and

£67bn

for

liabilities

including

£11

bn

of

cash

collateral

netted

(December

2019:

£37bn
including

£5bn

of

cash

collateral

netted).

Derivative

asset

exposures

would

be

£283bn

(December

2019:

£209bn)

lower

than
reported

under

IFRS

if

netting

were

permitted

for

assets

and

liabilities

with

the

same

counterparty

or

for

which

the

Group

holds
cash

collateral

of

£46bn

(December

2019:

£33bn).

Similarly,

derivative

liabilities

would

be

£286

bn

(December

2019

:

£212bn)

lower
reflecting

counterparty

netting

and

cash

collateral

placed

of

£49

bn

(December

2019:

£36bn).

In

addition,

non-cash

collateral

of
£5bn

(December

2019:

£6bn)

was

held

in

respect

of

derivative

assets

and

£4bn

(December

2019:

£3bn)

was

placed

in

respect

of
derivative

liabilities.

Collateral

amounts

are

limited

to

net

on

balance

sheet

exposure

so

as

to

not

include

over

-collaterali

sation.

Financial

Statement

Notes

  69

11.

Fair

value

of

financial

instruments
This

section

should

be

read

in

conjunction

with

Note

17,

Fair

value

of

financial

instruments

of

the

Barclays

PLC

Annual

Report

2019
and

Note

1,

Basis

of

preparation

on

page

62,

which

provides

more

detail

about

accounting

policies

adopted,

valuation
methodologies

used

in

calculating

fair

value

and

the

valuation

control

framework

which

governs

oversight

of

valuations.

There
have

been

no

changes

in

the

accounting

policies

adopted

or

the

valuation

methodologies

used.

Valuation
The

following

table

shows

the

Group’s

assets

and

liabilities

that

are

held

at

fair

value

disaggregated

by

valuation

technique

(fair
value

hierarchy)

and

balance

sheet

classification:

Valuation

technique

using
Quoted

market
prices
Observable
inputs
Significant
unobservable
inputs
(Level

1)
(Level

2)
(Level

3)
Total
As

at

30.06.20
£m £m £m £m
Trading

portfolio

assets
49,460 57,524 3,078 110,062
Financial

assets

at

fair

value

through

the

income

statement
1,877 148,046 9,052 158,975
Derivative

financial

instruments
8,761 290,749 7,748 307,258
Financial

assets

at

fair

value

through

other

comprehensive

income
20,657 58,760 347 79,764
Investment

property
- - 10 10
Total

assets
80,755 555,079 20,235 656,069
Trading

portfolio

liabilities
(32,411) (19,195) - (51,606)
Financial

liabilities

designated

at

fair

value
(123) (220,968) (369) (221,460)
Derivative

financial

instruments
(8,445) (290,514) (8,932) (307,891)
Total

liabilities
(40,979) (530,677) (9,301) (580,957)
As

at

31.12.19
Trading

portfolio

assets
60,352 51,579 2,264 114,195
Financial

assets

at

fair

value

through

the

income

statement
10,445 114,141 8,500 133,086
Derivative

financial

instruments
5,439 220,642 3,155 229,236
Financial

assets

at

fair

value

through

other

comprehensive

income
18,755 46,566 429 65,750
Investment

property
- - 13 13
Total

assets
94,991 432,928 14,361 542,280
Trading

portfolio

liabilities
(20,977) (15,939) - (36,916)
Financial

liabilities

designated

at

fair

value
(82) (203,882) (362) (204,326)
Derivative

financial

instruments
(5,305) (219,910) (3,989) (229,204)
Total

liabilities
(26,364) (439,731) (4,351) (470,446)

Financial

Statement

Notes

  70

The

following

table

shows

the

Group’s

Level

3

assets

and

liabilities

that

are

held

at

fair

value

disaggregated

by

product

type:

As

at

30.06.20
As

at

31.12.19
Assets Liabilities Assets Liabilities
£m £m £m £m
Interest

rate

derivatives

4,153 (3,772) 605 (812)
Foreign

exchange

derivatives

655 (588) 291 (298)
Credit

derivatives
193 (456) 539 (342)
Equity

derivatives

2,730 (4,099) 1,711 (2,528)
Commodity

derivatives

17 (17) 9 (9)
Corporate

debt

516 - 521 -
Reverse

repurchase

and

repurchase

agreements

- (175) - (167)
Non-asset

backed

loans

8,271 - 6,811 -
Asset

backed

securities

740 - 756 -
Equity

cash

products

1,146 - 1,228 -
Private

equity

investments
880 (15) 899 (19)
Other
1
934 (179) 991 (176)
Total 20,235 (9,301) 14,361 (4,351)

1

Other

includes

commercial

real

estate

loans,

funds

and

fund

-linked

products,

asset

backed

loans,

issued

debt,

commercial

paper,

government

sponsored

debt

and
investment

property.

Assets

and

liabilities

reclassified

between

Level

1

and

Level

2
During

the

period,

there

were

no

material

transfers

between

Level

1

and

Level

2

(period

ended

December

2019:

no

material
transfers

between

Level

1

and

Level

2).

Level

3

movement

analysis
The

following

table

summarises

the

movements

in

the

balances

of

Level

3

assets

and

liabilities

during

the

period.

The

table

shows
gains

and

losses

and

includes

amounts

for

all

financial

assets

and

liabilities

that

are

held

at

fair

value

transferred

to

and

from

Level
3

during

the

period.

Transfers

have

been

reflected

as

if

they

had

taken

place

at

the

beginning

of

the

year.

Asset

and

liability

moves

between

Level

2

and

Level

3

are

primarily

due

to

i)

an

increase

or

decrease

in

observable

market

activity
related

to

an

input

or

ii)

a

change

in

the

significance

of

the

unobservable

input,

with

assets

and

liabilities

classified

as

Level

3

if

an
unobservable

input

is

deemed

significant.

Financial

Statement

Notes

  71

Level

3

movement

analysis
As

at
01.01.20 Purchases Sales Issues
Settle-
ments
Total

gains

and

losses
in

the

period
recognised

in

the
income

statement
Total

gains
or

losses
recognised
in

OCI
Transfers
As

at
30.06.20
Trading
income
Other
income In Out
£m £m £m £m £m £m £m £m £m £m £m
Corporate

debt
120 25

-

-

-

(26)

-

-

4 (17) 106
Non-asset

backed

loans
974 1,926 (740)

-

(4) (111)

-

-

97 (320) 1,822
Asset

backed

securities
656 249 (224)

-

(76) (12)

-

-

41 (11) 623
Equity

cash

products
392 2 (4)

-

-

(67)

-

-

28 (4) 347
Other 122 48

-

-

-

2

-

-

8

-

180
Trading

portfolio

assets
2,264 2,250 (968)

-

(80) (214)

-

-

178 (352) 3,078
Non-asset

backed

loans
5,494 1,050 (270)

-

(410) 381

-

-

-

(58) 6,187
Equity

cash

products
835 14

-

-

-

(22) (28)

-

-

-

799
Private

equity

investments
900 19 (6)

-

(2) 2 (44)

-

23 (12) 880
Other 1,271 1,870 (2,017)

-

(18) (8) 64

-

24

-

1,186
Financial

assets

at

fair

value
through

the

income

statement
8,500 2,953 (2,293)

-

(430) 353 (8)

-

47 (70) 9,052
Non-asset

backed

loans
343 79

-

-

(157)

-

-

(3)

-

-

262
Asset

backed

securities
86

-

(1)

-

-

1

-

(1)

-

-

85
Assets

at

fair

value

through
other

comprehensive

income
429 79 (1)

-

(157) 1

-

(4)

-

-

347
Investment

property
13

-

(1)

-

-

-

(2)

-

2 (2) 10
Trading

portfolio

liabilities

-

-

-

-

-

-

-

-

-

-

-

Issued

debt
(146)

-

-

(3)

-

-

-

-

(22) 14 (157)
Other (216)

-

1

-

-

(10) 2

-

-

11 (212)
Financial

liabilities

designated
at

fair

value
(362)

-

1 (3)

-

(10) 2

-

(22) 25 (369)
Interest

rate

derivatives
(206) 18

-

-

10 268 1

-

300 (10) 381
Foreign

exchange

derivatives
(7)

-

-

-

(12) 89

-

-

5 (8) 67
Credit

derivatives
198 (258) 11

-

(376) 151 1

-

2 8 (263)
Equity

derivatives
(819) (448) (1)

-

17 (90)

-

-

(5) (23) (1,369)
Commodity

derivatives

-

-

-

-

-

-

-

-

-

-

-

Net

derivative

financial
instruments
1
(834) (688) 10

-

(361) 418 2

-

302 (33) (1,184)
Total 10,010 4,594 (3,252) (3) (1,028) 548 (6) (4) 507 (432) 10,934

1

Derivative

financial

instruments

are

represented

on

a

net

basis.

On

a

gross

basis,

derivative

financial

assets

were

£7,748m

and

derivative

financial

liabilities

were
£8,932m.

Financial

Statement

Notes

  72

Level

3

movement

analysis
As

at
01.01.19 Purchases Sales Issues
Settle-
ments
Total

gains

and
losses

in

the

period
recognised

in

the
income

statement
Transfers
As

at
30.06.19
Trading
income
Other
income In Out
£m £m £m £m £m £m £m £m £m £m
Government

and

government
sponsored

debt
14 2

-

-

-

-

-

-

(14) 2
Corporate

debt
388 70 (24)

-

(31) 14

-

32 (74) 375
Non-asset

backed

loans
2,263 1,235 (1,260)

-

(19) 12

-

19 (90) 2,160
Asset

backed

securities
664 81 (127)

-

-

5

-

16 (29) 610
Equity

cash

products
136 48 (13)

-

-

(2)

-

116 (20) 265
Other
148

-

-

-

(1) (10)

-

-

(1) 136
Trading

portfolio

assets
3,613 1,436 (1,424)

-

(51) 19

-

183 (228) 3,548
Non-asset

backed

loans
5,688 2

-

-

(295) 248

-

-

(9) 5,634
Equity

cash

products
559 9

-

-

(10) 4 178

-

-

740
Private

equity

investments
1,071 21 (73)

-

(1)

-

43

-

(148) 913
Other
2,064 2,334 (2,619)

-

(2) 17 9 24 (840) 987
Financial

assets

at

fair

value
through

the

income

statement
9,382 2,366 (2,692)

-

(308) 269 230 24 (997) 8,274
Non-asset

backed

loans
353 48

-

-

(55)

-

-

-

(218) 128
Asset

backed

securities

-

40

-

-

-

-

-

-

-

40
Equity

cash

products
2

-

-

-

-

-

-

-

-

2
Financial

assets

at

fair

value
through

other

comprehensive
income
355 88

-

-

(55)

-

-

-

(218) 170
Investment

property
9

-

-

-

-

-

(1)

-

-

8
Trading

portfolio

liabilities
(3)

-

-

-

-

2

-

(5)

-

(6)
Certificates

of

deposit,

commercial
paper

and

other

money

market
instruments
(10)

-

-

-

1

-

(1) (11)

-

(21)
Issued

debt
(251)

-

-

(16) 1 5

-

(3) 1 (263)
Other
(19)

-

-

-

-

-

(1)

-

-

(20)
Financial

liabilities

designated

at
fair

value
(280)

-

-

(16) 2 5 (2) (14) 1 (304)
Interest

rate

derivatives
22 (3)

-

-

76 116

-

(107) 145 249
Foreign

exchange

derivatives
7

-

-

-

(12) (41)

-

(51) 17 (80)
Credit

derivatives
1,050 (63) 4

-

(3) 86

-

2 3 1,079
Equity

derivatives
(607) (122) (5)

-

23 89

-

(16) 292 (346)
Net

derivative

financial
instruments
1
472 (188) (1)

-

84 250

-

(172) 457 902
Total
13,548 3,702 (4,117) (16) (328) 545 227 16 (985) 12,592

1

Derivative

financial

instruments

are

represented

on

a

net

basis.

On

a

gross

basis,

derivative

financial

assets

were

£5,701m

and

derivative

financial

liabilities

were
£4,799m.

Financial

Statement

Notes

  73

Unrealised

gains

and

losses

on

Level

3

financial

assets

and

liabilities
The

following

table

discloses

the

unrealised

gains

and

losses

recognised

in

the

period

arising

on

Level

3

financial

assets

and
liabilities

held

at

the

period

end.

Half

year

ended

30.06.20
Half

year

ended

30.06.19
Income

statement
Other
compre-
hensive
income Total
Income

statement
Other
compre-
hensive
income Total
Trading
income
Other
income
Trading
income
Other
income
£m £m £m £m £m £m £m £m
Trading

portfolio

assets
(177) - - (177) 21 - - 21
Financial

assets

at

fair

value

through

the
income

statement
397 (53) - 344 253 205 - 458
Financial

assets

at

fair

value

through
other

comprehensive

income
- - (2) (2) - - - -
Investment

properties
- (2) - (2) - (1) - (1)
Trading

portfolio

liabilities
- - - - 2 - - 2
Financial

liabilities

designated

at

fair
value (16) (1) - (17) 6 - - 6
Net

derivative

financial

instruments
248 - - 248 212 - - 212
Total 452 (56) (2) 394 494 204 - 698

Valuation

techniques

and

sensitivity

analysis
Sensitivity

analysis

is

performed

on

products

with

significant

unobservable

inputs

(Level

3)

to

generate

a

range

of

reasonably
possible

alternative

valuations.

The

sensitivity

methodologies

applied

take

account

of

the

nature

of

valuation

techniques

used,

as
well

as

the

availability

and

reliab

ility

of

observable

proxy

and

historical

data

and

the

impact

of

using

alternative

models.

Current

year

valuation

and

sensitivity

methodologies

are

consistent

with

those

described

within

Note

17,

Fair

value

of

financial
instruments
in

the

Barclays

PLC

Annual

Report

2019.

Sensitivity

analysis

of

valuations

using

unobservable

inputs
As

at

30.06.20
As

at

31.12.19
Favourable

changes
Unfavourable

changes
Favourable

changes
Unfavourable

changes
Income
statement
Equity

Income
statement
Equity

Income
statement
Equity

Income
statement
Equity

£m £m £m £m £m £m £m £m
Interest

rate

derivatives
138 - (255) - 44 - (127) -
Foreign

exchange

derivatives
7 - (11) - 5 - (7) -
Credit

derivatives
127 - (109) - 73 - (47) -
Equity

derivatives
151 - (158) - 114 - (119) -
Commodity

derivatives
- - - - - - - -
Corporate

debt
23 - (23) - 11 - (16) -
Non-asset

backed

loans
253 4 (558) (4) 214 8 (492) (8)
Equity

cash

products
164 - (206) - 123 - (175) -
Private

equity

investments
236 - (269) - 205 - (235) -
Other
1
2 - (2) - 1 - (1) -
Total 1,101 4 (1,591) (4) 790 8 (1,219) (8)

1

Other

includes

commercial

real

estate

loans,

funds

and

fund

-linked

products,

asset

backed

loans,

issued

debt,

commercial

paper,

government

sponsored

debt

and
investment

property.

The

effect

of

stressing

unobservable

inputs

to

a

range

of

reasonably

possible

alternatives

,

alongside

considering

the

impact

of

using
alternative

models,

would

be

to

increase

fair

values

by

up

to

£1,105

m

(December

2019:

£798m)

or

to

decrease

fair

values

by

up

to
£1,595m

(December

2019:

£1,227

m)

with

substantially

all

the

potential

effect

impacting

profit

and

loss

rather

than

reserves.

Financial

Statement

Notes

  74

Significant

unobservable

inputs
The

valuation

techniques

and

significant

unobservable

inputs

for

assets

and

liabilities

recognised

at

fair

value

and

classified

as

Level
3

are

consistent

with

Note

17,

Fair

value

of

financial

instruments

in

the

Barclays

PLC

Annual

Report

2019.

The

description

of

the
significant

unobservable

inputs

and

the

sensitivity

of

fair

value

measurement

of

the

instruments

categorised

as

Level

3

assets

or
liabilities

to

increases

in

significant

unobservable

inputs

is

also

found

in

Note

17,

Fair

value

of

financial

instruments

of

the

Barclays
PLC

Annual

Report

2019.

Fair

value

adjustments
Key

balance

sheet

valuation

adjustments

are

quantified

below:
As

at
As

at
30.06.20 31.12.19
£m £m
Exit

price

adjustments

derived

from

market

bid-offer

spreads
(575) (429)
Uncollateralised

derivative

funding
(181) (57)
Derivative

credit

valuation

adjustments
(378) (135)
Derivative

debit

valuation

adjustments
149 155

●

Exit

price

adjustments

derived

from

market

bid-offer

spreads

increased

by

£146m

to

£575m

as

a

result

of

moveme

nts

in

market
bid

offer

spreads
●

Uncollateralised

derivative

funding

increased

by

£124m

to

£181m

as

a

result

of

widening

input

funding

spreads

and

an

update
to

methodology
●

Derivative

credit

valuation

adjustments

increased

by

£243m

to

£378m

as

a

result

of

widening

input

counterparty

credit

spreads
●

Derivative

debit

valuation

adjustments

decreased

by

£6m

to

£149m

as

a

result

of

widening

input

Barclays

Bank

PLC

credit
sprea

ds

and

an

update

to

methodology

Portfolio

exemption
The

Group

uses

the

portfolio

exemption

in

IFRS

13,

Fair

Value

Measurement

to

measure

the

fair

value

of

groups

of

financial

assets
and

liabilities.

Instruments

are

measured

using

the

price

that

would

be

received

to

sell

a

net

long

position

(i.e.

an

asset)

for

a
particular

risk

exposure

or

to

transfer

a

net

short

position

(i.e.

a

liability)

for

a

particular

risk

exposure

in

an

orderly

transaction
between

market

participants

at

the

balance

sheet

date

under

current

market

conditions.

Accordingly,

the

Group

measures

the

fair
value

of

the

group

of

financial

assets

and

liabilities

consistently

with

how

market

participants

wo

uld

price

the

net

risk

exposure

at
the

measurement

date.

Unrecognised

gains

as

a

result

of

the

use

of

valuation

models

using

unobservable

inputs
The

amount

that

has

yet

to

be

recognised

in

income

that

relates

to

the

difference

between

the

transaction

price

(the

fair

value

at
initial

recognition)

and

the

amount

that

would

have

arisen

had

valuation

models

using

unobservable

inputs

been

used

on

initial
recognition,

less

amounts

subsequently

recognised,

is

£114m

(December

2019:

£113m)

for

financial

instruments

measured

at

fair
value

and

£254m

(December

2019:

£255m)

for

financial

instruments

carried

at

amortised

cost.

There

are

additions

of

£12m
(December

2019:

£41m)

and

amortisation

and

releases

of

£11m

(December

2019:

£69m)

for

financial

instruments

measured

at

fair
value

and

additions

of

£6m

(December

2019:

£7m)

and

amortisation

and

releases

of

£7m

(December

2019:

£14m)

for

financial
instruments

carried

at

amortised

cost.

Third

party

credit

enhancements
Structured

and

brokered

certificates

of

deposit

issued

by

the

Group

are

insured

up

to

$250,000

per

depositor

by

the

Federal

Deposit
Insurance

Corporation

(FDIC)

in

the

United

States.

The

FDIC

is

funded

by

premiums

that

Barclays

and

other

banks

pay

for

deposit
insurance

coverage.

The

carrying

value

of

these

issued

certificates

of

deposit

that

are

designated

under

the

IFRS

9

fair

value

option
includes

this

third

party

credit

enhancement.

The

on

balance

sheet

value

of

these

brokered

certificates

of

deposit

amounted

to
£3,162m

(December

2019:

£3,218m).

Financial

Statement

Notes

  75

Comparison

of

carrying

amounts

and

fair

values

for

assets

and

liabilities

not

held

at

fair

value
Valuation

methodologies

employed

in

calculating

the

fair

value

of

financial

assets

and

liabilities

measured

at

amortised

cost

are
consistent

with

the

Barclays

PLC

Annual

Report

2019

disclosure.

The

following

table

summarises

the

fair

value

of

financial

assets

and

liabilities

measured

at

amortised

cost

on

the

Group’s

balance
sheet.

As

at

30.06.20
As

at

31.12.19
Carrying
amount
Fair

value
Carrying
amount
Fair

value
Financial

assets
£m £m £m £m
Loans

and

advances

at

amortised

cost
354,912 353,369 339,115 337,510
Reverse

repurchase

agreements

and

other

similar

secured

lending
22,224 22,224 3,379 3,379
Financial

liabilities
Deposits

at

amortised

cost
(466,913) (466,986) (415,787) (415,807)
Repurchase

agreements

and

other

similar

secured

borrowing
(19,144) (19,144) (14,517) (14,517)
Debt

securities

in

issue
(103,970) (104,576) (76,369) (78,512)
Subordinated

liabilities
(19,886) (21,422) (18,156) (18,863)

12.

Loans

and

advances

and

deposits

at

amortised

cost
As

at
As

at
30.06.20 31.12.19
£m

£m

Loans

and

advances

at

amortised

cost

to

banks
10,013 9,624
Loans

and

advances

at

amortised

cost

to

customers
320,582 311,739
Debt

securities

at

amortised

cost
24,317 17,752
Total

loans

and

advances

at

amortised

cost
354,912 339,115
Deposits

at

amortised

cost

from

banks
17,390 15,402
Deposits

at

amortised

cost

from

customers
449,523 400,385
Total

deposits

at

amortised

cost
466,913 415,787

13.

Subordinated

liabilities
Half

year
ended
Year

ended
30.06.20 31.12.19
£m

£m

Opening

balance

as

at

1

January
18,156 20,559
Issuances 580 1,352
Redemptions (296) (3,248)
Other 1,446 (507)
Closing

balance
19,886 18,156

Issuances

of

£580m

comprises

£500m

3.75%

Fixed

Rate

Resetting

Subordinated

Callable

Notes

issued

externally

by

Barclays

PLC
and

£80m

USD

Floating

Rate

Notes

issued

externally

by

a

Barclays

subsidiary.

Redemptions

of

£296m

comprises

£266m

USD

Floating

Rate

Notes

and

£30m

USD

Fixed

Rate

Notes

issued

externally

by

Barclays
subsidiaries.

Other

movements

predominantly

include

foreign

exchange

movements

and

fair

value

hedge

adjustments.

Financial

Statement

Notes

  76

14.

Provisions
As

at
As

at
30.06.20 31.12.19
£m £m
PPI

redress
774 1,155
Other

customer

redress
372 420
Legal,

competition

and

regulatory

matters
269 376
Redundancy

and

restructuring
104 143
Undrawn

contractually

committed

facilities

and

guarantees
741 322
Onerous

contracts
23 42
Sundry

provisions
329 306
Total 2,612 2,764

PPI

redress

As

at

30

June

2020,

Barclays

had

recognised

cumulative

provisions

totalling

£11bn

(December

2019:

£11bn).

Utilisation

of

the
cumulative

provisions

to

date

is

£10.2bn

(December

2019:

£9.8bn),

leaving

a

residual

provision

of

£0.8bn

(December

2019:

£1.2bn).
This

represents

Barclays

best

estimate

as

at

30

June

2020

based

on

the

information

available.

The

current

provision

reflects

the

estimated

cost

of

PPI

redress

attributable

to

claims

and

information

requests

from

customers,
Claims

Management

Companies

and

the

Official

Receiver

in

relation

to

bankrupt

individuals.

Q3

2019

saw

an

exceptional

level

of

claims

and

information

requests

received

in

advance

of

the

complaint

deadline

of

29

August
2019.

All

the

items

outstanding

at

Q3

2019,

greater

than

two

million

in

total,

have

now

been

processed

into

Barclays’

systems.

70%
of

these

have

been

resolved

including

invalid

items.

It

is

possible

that

the

eventual

cumulative

provision

will

differ

from

the

current

estimate.

The

table

below

shows

the

predicted

level
of

valid

claims

and

the

impact

of

a

1%

increase

or

decrease

in

the

percentage

of

valid

volumes

on

the

outstanding

claims

at

30

June
2020:

Validity

assumptions
1
Total

volumes
assumed

valid
2
Sensitivity

on

the
remaining

volumes
% £m
Claims

received
21%
1%

=

£3m
Information

requests

received
7%
1%

=

£2m

Final

agreement

has

yet

to

be

reached

in

relation

to

claims

received

from

the

Official

Receiver,

however

we

do

not

expect

any
further

exposure

from

these

claims

to

be

material

in

the

context

of

the

total

provision

.

1

Total

valid

claims

and

information

requests

received,

excluding

those

for

which

no

PPI

policy

exists,

claims

from

the

Official

Receiver

in

relation

to

bankrupt
individuals

and

responses

to

proactive

mailing.

The

sensitivity

has

been

calculated

to

show

the

impact

a

1%

increase

or

decrease

in

the

volume

of

unresolved

valid
claims

would

have

on

the

provision

level.
2

Based

on

the

observed

data

from

September

2019

to

June

2020.

Financial

Statement

Notes

  77

15.

Retirement

benefits
As

at

30

June

2020,

the

Group’s

IAS

19

pension

surplus

across

all

schemes

was

£2.5bn

(December

2019:

£1.8bn).

The

UK
Retirement

Fund

(UKRF),

which

is

the

Group’s

main

scheme,

had

an

IAS

19

pension

surplus

of

£2.8bn

(December

2019:

£2.1bn).

The
movement

for

the

UKRF

was

driven

by

higher

than

assumed

asset

retur

ns

and

lower

than

expected

long-

term

price

inflation,
partially

offset

by

a

decrease

in

the

discount

rate.

UKRF

funding

valuations
The

last

triennial

actuarial

valuation

of

the

UKRF

had

an

effective

date

of

30

September

2019

and

was

completed

in

February

2020.
This

valuation

showed

a

funding

deficit

of

£2.3bn

and

a

funding

level

of

94.0%.

A

revised

deficit

recovery

plan

was

agreed

with
deficit

reduction

contributions

required

from

Barclays

Bank

PLC

of

£500m

in

2019,

£500m

in

2020,

£700m

in

2021,

£294m

in

2022
and

£286m

in

2023.

The

deficit

reduction

contributions

are

in

addition

to

the

regular

contributions

to

meet

the

Group’s

share

of
the

cost

of

benefits

accruing

over

each

year.

On

12

June

2020,

Barclays

Bank

PLC

paid

the

£500m

deficit

reduction

contribution

agreed

for

2020

and

at

the

same

time

the

UKRF
subscribed

for

non-transferrable

listed

senior

fixed

rate

notes

for

£750m,

backed

by

UK

gilts

(the

Senior

Notes).

These

Senior

Notes
entitle

the

UKRF

to

semi-annual

coupon

payments

for

five

years,

and

full

repayment

in

cash

in

three

equal

tranches

in

2023,

2024,
and

at

final

maturity

in

2025.

The

Senior

Notes

were

issued

by

Heron

Issuer

Number

2

Limited

(Heron

2),

an

entity

that

is
consolidated

within

the

Group

under

IFRS

10.

As

a

result

of

the

inv

estment

in

Senior

Notes,

the

regulatory

capital

impact

of

the
£500m

deficit

reduction

contribution

paid

on

12

June

2020

takes

effect

in

2023,

2024

and

2025

on

maturity

of

the

notes.

The
£250m

additional

investment

by

the

UKRF

in

the

Senior

Notes

has

a

positive

capital

impact

in

2020

which

is

reduced

equally

in
2023,

2024

and

2025

on

the

maturity

of

the

notes.

Heron

2

acquired

a

total

of

£750m

of

gilts

from

Barclays

Bank

PLC

for

cash

to
support

payments

on

the

Senior

Notes.

The

next

triennial

actuarial

val

uation

of

the

UKRF

is

due

to

be

completed

in

2023

with

an

effective

date

of

30

September

2022.

16.

Called

up

share

capital
Called

up

share

capital

comprised

17,345m

(December

2019:

17,322m)

ordinary

shares

of

25p

each.

The

increase

was

due

to

the
issuance

of

shares

under

employee

share

schemes.
Ordinary

share
capital
Share

premium
Total

share
capital

and
share

premium
Half

year

ended

30.06.20
£m £m £m
Opening

balance

as

at

1

January
4,331 263 4,594
Movement 5 21 26
Closing

balance
4,336 284 4,620

Financial

Statement

Notes

  78

17.

Other

equity

instruments
Half

year
ended
Year

ended
30.06.20 31.12.19
£m

£m

Opening

balance

as

at

1

January
10,871 9,632
Issuances - 3,500
Redemptions - (2,262)
Other - 1
Closing

balance
10,871 10,871

Other

equity

instruments

of

£10,871m

(December

2019:

£10,871m)

include

AT1

securities

issued

by

Barclays

PLC.

There

have

been
no

issuances

or

redemptions

in

the

period.

The

AT1

securities

are

perpetual

securities

with

no

fixed

maturity

and

are

structured

to

qualify

as

AT1

instruments

under

prevailing
capital

rules

applicable

as

at

the

relevant

issue

date.

AT1

securities

are

undated

and

are

redeemable

,

at

the

option

of

Barclays

PLC,
in

whole

at

the

initial

call

date,

or

on

any

fifth

anniversary

after

the

initial

call

date.

In

addition,

the

AT1

securities

are

redeemable,
at

the

option

of

Barclays

PLC,

in

whole

in

the

event

of

certain

changes

in

the

tax

or

regulatory

treatment

of

the

securities.

Any
redemptions

require

the

prior

consent

of

the

PRA.

All

Barc

lays

PLC

AT1

securities

will

be

converted

into

ordinary

shares

of

Barclays

PLC,

at

a

pre-determined

price,

should

the

fully
loaded

CET1

ratio

of

the

Group

fall

below

7%.

Financial

Statement

Notes

  79

18.

Other

reserves
As

at
As

at
30.06.20 31.12.19
£m £m
Currency

translation

reserve
4,564 3,344
Fair

value

through

other

comprehensive

income

reserve
(565) (187)
Cash

flow

hedging

reserve
1,914 1,002
Own

credit

reserve
123 (373)
Other

reserves

and

treasury

shares
960 974
Total
6,996 4,760

Currency

translation

reserve
The

currency

translation

reserve

represents

the

cumulative

gains

and

losses

on

the

retranslation

of

the

Group’s

net

investment

in
foreign

operations,

net

of

the

effects

of

hedging.

As

at

30

June

2020,

there

was

a

credit

balance

of

£4,564m

(December

2019:

£3,344m

credit)

in

the

currency

translation

reserve.
The

£1,220m

credit

movement

principally

reflects

the

strengthening

of

period

end

USD

exchange

rate

against

GBP.

Fair

value

through

other

comprehensive

income

reserve
The

fair

value

through

other

comprehensive

income

reserve

represents

the

unrealised

change

in

the

fair

value

through

other
comprehensive

income

investments

since

initial

recognition.

As

at

30

June

2020,

there

was

a

debit

balance

of

£565m

(December

2019:

£187m

debit)

in

the

fair

value

through

other
compre

hensive

income

reserve.

The

loss

of

£378m

is

principally

driven

by

a

loss

of

£515m

due

to

a

decrease

in

the

Absa

Group
Limited

share

price

and

£150m

of

net

gains

transferred

to

the

income

statement

.

This

is

partially

offset

by

a

gain

of

£307m

from

the
increase

in

fair

value

of

bonds

due

to

decreasing

bond

yields.

Cash

flow

hedging

reserve
The

cash

flow

hedging

reserve

represents

the

cumulative

gains

and

losses

on

effective

cash

flow

hedging

instruments

that

will

be
recycled

to

the

income

statement

when

the

hedged

transactions

affect

profit

or

loss.

As

at

30

June

2020,

there

was

a

credit

balance

of

£1,914m

(December

2019:

£1,002m

credit)

in

the

cash

flow

hedging

reserve.

The
increase

of

£912m

principally

reflect

s

a

£1,458m

increase

in

the

fair

value

of

interest

rate

swaps

held

for

hedging

purposes

as

major
interest

rate

forward

curves

decreased.

This

is

partially

offset

by

£197m

of

gains

transferred

to

the

income

statement

and

a

tax
charge

of

£358m.

Own

credit

reserve
The

own

credit

reserve

reflects

the

cumulative

own

credit

gains

and

losses

on

financial

liabilities

at

fair

value.

Amounts

in

the

own
credit

reserve

are

not

recycled

to

profit

or

loss

in

future

periods.

As

at

30

June

2020,

there

was

a

credit

balance

of

£123m

(December

2019:

£373m

debit)

in

the

own

credit

reserve.

The

movement
of

£496m

principally

reflect

s

a

£845m

gain

from

the

widening

of

Barclays’

funding

spreads.

This

is

partially

offset

by

other

activity
of

£209m

and

a

tax

charge

of

£144m.

Other

reserves

and

treasury

shares
Other

reserves

relate

to

redeemed

ordinary

and

preference

shares

issued

by

the

Group.

Treasury

shares

relate

to

Barclays

PLC
shares

held

principally

in

relation

to

the

Group’s

various

share

schemes.

As

at

30

June

2020,

there

was

a

credit

balance

of

£960m

(December

2019:

£974m

credit)

in

other

reserves

and

treasury

shares.

The
decrease

of

£14m

is

due

to

an

increase

in

treasury

shares

held

in

relation

to

employee

share

schemes.

Financial

Statement

Notes

  80

19.

Contingent

liabilities

and

commitments
As

at
As

at
30.06.20 31.12.19
Contingent

liabilities
£m £m
Guarantees

and

letters

of

credit

pledged

as

collateral

security
16,225 17,606
Performance

guarantees,

acceptances

and

endorsements
6,739 6,921
Total 22,964 24,527
Commitments
Documentary

credits

and

other

short-term

trade

related

transactions
1,162 1,291
Standby

facilities,

credit

lines

and

other

commitments
332,969 333,164
Total 334,131 334,455

In

addition

to

the

above,

Note

20
,
Legal

,

competition

and

regulatory

matters

details

out

further

contingent

liabilities

where

it

is

not
practicable

to

disclose

an

estimate

of

the

potential

financial

effect

on

Barclays.

20.

Legal,

competition

and

regulatory

matters

Members

of

the

Group

face

legal,

competition

and

regulatory

challenges,

many

of

which

are

beyond

our

control.

The

extent

of

the
impact

of

these

matters

cannot

always

be

predicted

but

may

materially

impact

our

operations,

financial

results,

condition

and
prospects.

Matters

arising

from

a

set

of

similar

circumstances

can

give

rise

to

either

a

contingent

liability

or

a

provision,

or

both,
depending

on

the

relevant

facts

and

circumstances.

The

recognition

of

provisions

in

relation

to

such

matters

involves

critical

accounting

estimates

and

judgments

in

acco

rdance

with
the

relevant

accounting

policies

as

described

in

Note

14,

Provisions.

We

have

not

disclosed

an

estimate

of

the

potential

financial
impact

or

effect

on

the

Group

of

contingent

liabilities

where

it

is

not

currently

practicable

to

do

so.

Various

matters

detailed

in

this
note

seek

damages

of

an

unspecified

amount.

While

certain

matters

specify

the

damages

claimed,

such

claimed

amounts

do

not
necessarily

reflect

the

Group’s

potential

financial

exposure

in

respect

of

those

matters.

Matters

are

ordered

under

headings

corresponding

to

the

financial

statements

in

which

they

are

disclosed.

1.

Barclays

PLC

and

Barclays

Bank

PLC

Investigations

into

certain

advisory

services

agreements

and

other

matters

and

civil

action

FCA

proceedings

In

2008,

Barclays

Bank

PLC

and

Qatar

Holdings

LLC

entered

into

two

advisory

service

agreements

(the

Agreements).

The

Financial
Conduct

Authority

(FCA)

conducted

an

investigation

into

whether

the

Agreements

may

have

related

to

Barclays

PLC’s

capital
raising

s

in

June

and

November

2008

(the

Capital

Raisings)

and

therefore

should

have

been

disclosed

in

the

announcements

or
public

documents

relating

to

the

Capital

Raisings.

In

2013,

the

FCA

issued

warning

notices

(the

Notices)

finding

that

Barclays

PLC
and

Barcl

ays

Bank

PLC

acted

recklessly

and

in

breach

of

certain

disclosure-related

listing

rules,

and

that

Barclays

PLC

was

also

in
breach

of

Listing

Principle

3.

The

financial

penalty

provided

in

the

Notices

is

£50m.

Barclays

PLC

and

Barclays

Bank

PLC

continue

to
contest

the

findings.

Following

the

conclusion

of

the

Serious

Fraud

Office

(SFO)

proceedings

against

certain

former

Barclays
executives

resulting

in

their

acquittals,

the

FCA

proceedings,

which

were

stayed,

have

resumed.

All

charges

brought

by

the

SFO
agai

nst

Barclays

PLC

and

Barclays

Bank

PLC

in

relation

to

the

Agreements

were

dismissed

in

2018.

Civil

action

PCP

Capital

Partners

LLP

and

PCP

International

Finance

Limited

(PCP)

are

seeking

damages

of

approximately

£1.6bn

from

Barclays
Bank

PLC

for

fraudulent

misrepresentation

and

deceit,

arising

from

alleged

statements

made

by

Barclays

Bank

PLC

to

PCP

in
relation

to

the

terms

on

which

securities

were

to

be

issued

to

potential

investors,

allegedly

including

PCP,

in

the

November

2008
capital

raising.

Barclays

Bank

PLC

is

defending

the

claim

and

trial

commenced

in

June

2020.

Investigations

into

LIBOR

and

other

benchmarks

and

related

civil

actions

Regulators

and

law

enforcement

agencies,

including

certain

competition

authorities,

from

a

number

of

governments

have
conducted

investigations

relating

to

Barclays

Bank

PLC’s

involvement

in

allegedly

manipulating

certain

financial

benchmarks,

such
as

LIBOR.

The

SFO

has

closed

its

investigation

with

no

action

to

be

taken

against

the

Group.

Various

individuals

and

corporates

in

a
range

of

jurisdictions

have

threatened

or

brought

civil

actions

against

the

Group

and

other

banks

in

relation

to

the

alleged
manipulation

of

LIBOR

and/or

other

benchmarks.

Certain

actions

remain

pending.

Financial

Statement

Notes

  81

USD

LIBOR

civil

actions

The

majority

of

the

USD

LIBOR

cases,

which

have

been

filed

in

various

US

jurisdictions,

have

been

consolidated

for

pre-trial
purposes

in

the

US

District

Court

in

the

Southern

District

of

New

York

(SDNY).

The

complaints

are

substantially

similar

and

allege,
among

other

things,

that

Barclays

PLC,

Barclays

Bank

PLC,

Barclays

Capital

Inc.

(BCI)

and

other

financial

institutions

individually

and
collectively

violated

provisions

of

the

US

Sherman

Antitrust

Act

(Antitrust

Act),

the

US

Commodity

Exchange

Act

(CEA),

the

US
Racketeer

Influenced

and

Corrupt

Organizations

Act

(RICO),

the

Securities

Exchange

Act

of

1934

and

various

state

laws

by
manipulating

USD

LIBOR

rates.

Putative

class

actions

and

individual

actions

seek

unspecified

damages

with

the

exception

of

three

lawsuits,

in

which

the

plaintiffs
are

seeking

a

combined

total

of

approximately

$900m

in

actual

damages

and

additional

punitive

damages

against

all

defendants,
including

Barclays

Bank

PLC.

Some

of

the

lawsuits

also

seek

trebling

of

damages

under

the

Anti

trust

Act

and

RICO.

Barclays

has
previously

settled

certain

claims.

Two

of

the

class

action

settlements

where

Barclays

has

paid

$20m

and

$7.1m,

respectively,
remain

subject

to

final

court

approval

and/or

the

right

of

class

members

to

opt

out

of

the

settlem

ent

to

file

their

own

claims.

Sterling

LIBOR

civil

actions

In

2016,

two

putative

class

actions

filed

in

the

SDNY

against

Barclays

Bank

PLC,

BCI

and

other

Sterling

LIBOR

panel

banks

alleging,
among

other

things,

that

the

defendants

manipulated

the

Sterling

LIBOR

rate

in

violation

of

the

Antitrust

Act,

CEA

and

RICO,

were
consolidated.

The

defendants’

motion

to

dismiss

the

claims

was

granted

in

December

2018.

The

plaintiffs

have

appealed

the
dismissal.

Japanese

Yen

LIBOR

civil

actions

In

2012,

a

putative

class

action

was

filed

in

the

SDNY

against

Barclays

Bank

PLC

and

other

Japanese

Yen

LIBOR

panel

banks

by

a

lead
plaintiff

involved

in

exchange

-traded

derivatives

and

members

of

the

Japanese

Bankers

Association’s

Euroyen

Tokyo

Interbank
Offered

Rate

(Euroyen

TIBOR)

panel.

The

complaint

alleges,

among

other

things,

manipulation

of

the

Euroyen

TIBOR

and

Yen

LIBOR
rates

and

breaches

of

the

CEA

and

the

Antitrust

Act.

In

2014,

the

court

dismissed

the

plaintiff’s

antitrust

claims

in

full,

but

the
plaintiff’s

CEA

claims

remain

pending.

In

2015,

a

second

putative

class

action,

making

similar

allegations

to

the

above

class

action,

was

filed

in

the

SDNY

against

Barclays
PLC,

Barclays

Bank

PLC

and

BCI.

In

2017,

this

action

was

dismissed

in

full

and

the

plaintiffs

appealed

the

dismissal.

The

appellate
court

reversed

the

dismissal

and

the

matter

has

been

remanded

to

the

lower

court.

SIBOR/SOR

civil

action

In

2016,

a

putative

class

action

was

filed

in

the

SDNY

against

Barclays

PLC,

Barclays

Bank

PLC,

BCI

and

other

defendants,

alleging
manipulation

of

the

Singapore

Interbank

Offered

Rate

(SIBOR)

and

Singapore

Swap

Offer

Rate

(SOR).

In

October

2018,

the

court
dismissed

all

claims

against

Barclays

PLC,

Barclays

Bank

PLC

and

BCI.

The

plaintiffs

have

appealed

the

dismissal.

ICE

LIBOR

civil

actions
In

2019,

several

putative

class

actions

have

been

filed

in

the

SDNY

against

Barclays

PLC,

Barclays

Bank

PLC,

BCI,

other

financial
institution

defendants

and

Intercontinental

Exchange

Inc.

and

certain

of

its

affiliates

(ICE),

asserting

antitrust

claims

that
defendants

manipulated

USD

LIBOR

through

defendants’

submissions

to

ICE.

These

actions

have

been

consolidated.

The
defendants’

motion

to

dismiss

was

granted

in

March

2020.

The

plaintiffs

have

appealed

the

dismissal.

Non

-US

benchmarks

civil

actions

Legal

proceedings

(which

include

the

claims

referred

to

below

in

‘Local

authority

civil

actions

concerning

LIBOR’)

have

been

brought
or

threatened

against

Barclays

Bank

PLC

(and,

in

certain

cases,

Barclays

Bank

UK

PLC)

in

the

UK

in

connection

with

alleged
manipulation

of

LIBOR,

EURIBOR

and

other

benchmarks.

Proceedings

have

also

been

brought

in

a

number

of

other

jurisdictions

in
Europe

and

Israel.

Additional

proceedings

in

other

jurisdictions

may

be

brought

in

the

future.

Foreign

Exchange

investigations

and

related

civil

actions

In

2015,

the

Group

reached

settlements

totalling

approximately

$2.38bn

with

various

US

federal

and

state

authorities

and

the

FCA
in

relation

to

investigations

into

certain

sales

and

trading

practices

in

the

Foreign

Exchange

market.

Under

the

related

plea
agreement

with

the

US

Department

of

Justice

(DoJ),

which

received

final

court

approval

in

January

2017,

the

Group

agreed

to

a
term

of

probation

of

three

years,

which

expired

in

January

2020.

The

Group

also

continues

to

provide

relevant

information

to
certain

authorities.

The

European

Commission

is

one

of

a

number

of

authorities

still

conducting

an

investigation

into

certain

trading

practices

in
Foreign

Exchange

markets.

The

European

Commission

announced

two

settlements

in

May

2019

and

the

Group

paid

penalties
totalling

approximately

€210m.

In

June

2019,

the

Swiss

Competition

Commission

announced

two

settlements

and

the

Group

paid
penalties

totalling

approximately

CHF

27m.

The

financial

impact

of

the

ongoing

matters

is

not

expected

to

be

material

to

the
Group’s

operating

res

ults,

cash

flows

or

financial

position.

Financial

Statement

Notes

  82

A

number

of

individuals

and

corporates

in

a

range

of

jurisdictions

have

also

threatened

or

brought

civil

actions

against

the

Group
and

other

banks

in

relation

to

alleged

manipulation

of

Foreign

Exchange

markets,

and

may

do

so

in

the

future.

Certain

actions
remain

pending.

FX

opt

out

civil

action

In

2018,

Barclays

Bank

PLC

and

BCI

settled

a

consolidated

action

filed

in

the

SDNY,

alleging

manipulation

of

Foreign

Exchange
markets

(Consolidated

FX

Action),

for

a

total

amount

of

$384m.

Also

in

2018,

a

group

of

plaintiffs

who

opted

out

of

the
Consolidated

FX

Action

filed

a

complaint

in

the

SDNY

against

Barclays

PLC,

Barclays

Bank

PLC,

BCI

and

other

defendants.

Some

of
the

plaintiff’s

claims

were

dismissed

in

May

2020.

Retail

basis

civil

action

In

2015,

a

putative

class

action

was

filed

against

several

international

banks,

including

Barclays

PLC

and

BCI,

on

behalf

of

a
proposed

class

of

individuals

who

exchanged

currencies

on

a

retail

basis

at

bank

branches

(Retail

Basis

Claims).

The

SDNY

has

ruled
that

the

Retail

Basis

Claims

are

not

covered

by

the

settlement

agreement

in

the

Consolidated

FX

Action.

The

Court

subsequently
dismissed

all

Retail

Basis

Claims

against

the

Group

and

all

other

defendants.

The

plaintiffs

have

filed

an

amended

complaint.

State

law

FX

civil

action

In

2017,

the

SDNY

dismissed

consolidated

putative

class

actions

brought

under

federal

and

various

state

laws

on

behalf

of

proposed
classes

of

(i)

stoc

kholders

of

Exchange

Traded

Funds

and

others

who

purportedly

were

indirect

investors

in

FX

instruments,

and

(ii)
investors

who

traded

FX

instruments

through

FX

dealers

or

brokers

not

alleged

to

have

manipulated

Foreign

Exchange

Rates.
Barclays

Bank

PLC

and

BCI

have

settled

the

claim,

which

is

subject

to

court

approval.

Non

-US

FX

civil

actions

In

addition

to

the

actions

described

above,

legal

proceedings

have

been

brought

or

are

threatened

against

Barclays

PLC,

Barclays
Bank

PLC,

BCI

and

Barclays

Execution

Services

Limited

(BX)

in

connection

with

alleged

manipulation

of

Foreign

Exchange

in

the

UK,
a

number

of

other

jurisdictions

in

Europe,

Israel

and

Australia

and

additional

proceedings

may

be

brought

in

the

future.

Metals

investigations

and

related

civil

actions

Barclays

Bank

PLC

previously

provided

information

to

the

DoJ,

the

US

Commodity

Futures

Trading

Commission

and

other
authorities

in

connection

with

investigations

into

metals

and

metals

-based

financial

instruments.

A

number

of

US

civil

complaints,

each

on

behalf

of

a

proposed

class

of

plaintiffs,

have

been

consolidated

and

transferred

to

the
SDNY.

The

complaints

allege

that

Barclays

Bank

PLC

and

other

members

of

The

London

Gold

Market

Fixing

Ltd.

manipulated

the
prices

of

gold

and

gold

derivative

contracts

in

violation

of

US

antitrust

and

other

federal

laws.

This

consolidated

putative

class
action

remains

pending.

A

separate

US

civil

complaint

by

a

proposed

class

of

plaintiffs

against

a

number

of

banks,

including

Barclays
Bank

PLC,

BCI

and

BX,

alleging

manipulation

of

the

price

of

silver

in

violation

of

the

CEA,

the

Antitrust

Act

and

state

antitrust

and
consumer

protection

laws,

has

been

dismissed

as

against

the

Barclays

entities.

The

plaintiffs

have

the

option

to

seek

the

court’s
permission

to

appeal.

Civil

actions

have

also

been

filed

in

Canadian

courts

against

Barclays

PLC,

Barclays

Bank

PLC,

Barclays

Capital

Canada

Inc.

and

BCI

on
behalf

of

proposed

classes

of

plaintiffs

alleging

manipulation

of

gold

and

silver

prices.

US

residential

mortgage

related

civil

actions

There

are

various

pending

civil

actions

relating

to

US

Residential

Mortgage

-Backed

Securities

(RMBS),

including

four

actions

arising
from

unresolved

repurchase

requests

submitted

by

Trustees

for

certain

RMBS,

alleging

breaches

of

various

loan-level
representations

and

warranties

(R&Ws)

made

by

Barclays

Bank

PLC

and/or

a

subsidiary

acquired

in

2007

(the

Acquired

Subsidiary).
The

unresolved

repurchase

requests

received

as

at

31

December

2019

had

an

original

unpaid

principal

balance

of

approximately
$2.1bn.

The

Trustees

have

also

alleged

that

the

relevant

R&Ws

may

have

been

breached

with

respect

to

a

greater

(but

unspecified)
amount

of

loans

than

previously

stated

in

the

unresolved

repurchase

requests.

These

repurchase

actions

are

ongoing.

In

one

repurchase

action,

the

New

York

Court

of

Appeals

held

that

claims

related

to

certain
R&Ws

are

time-barred.

Barclays

Bank

PLC

has

reached

a

settlement

to

resolve

two

of

the

repurchase

actions,

which

is

subject

to
final

court

approval.

The

financial

impact

of

the

settlement

is

not

expected

to

be

material

to

the

Group’s

operating

results,

cash
flows

or

financial

position.

The

remaining

two

repurchase

actions

are

pending.

Government

and

agency

securities

civil

actions

and

related

matters
Certain

governmental

authorities

are

conducting

investigations

into

activities

relating

to

the

trading

of

certain

government

and
agency

securities

in

various

markets.

The

Group

provided

information

in

cooperation

with

such

investigations.

Civil

actions

have
also

been

filed

on

the

basis

of

similar

allegations,

as

described

below.

Financial

Statement

Notes

  83

Treasury

auction

securities

civil

actions
Consolidated

putative

class

action

complaints

filed

in

US

federal

court

against

Barclays

Bank

PLC,

BCI

and

other

financial

institutions
under

the

Antitrust

Act

and

state

common

law

allege

that

the

defendants

(i)

conspired

to

manipulate

the

US

Treasury

securities
market

and/or

(ii)

conspired

to

prevent

the

creation

of

certain

platforms

by

boycotting

or

threatening

to

boycott

such

trading
platforms.

The

defendants

have

filed

a

motion

to

dismiss.

In

addition,

certain

plaintiffs

have

filed

a

related,

direct

action

against

BCI

and

certain

other

financial

institutions,

alleging

that
defendants

conspired

to

fix

and

manipulate

the

US

Treasury

securities

market

in

violation

of

the

Antitrust

Act,

the

CEA

and

state
common

law.

Supranational,

Sovereign

and

Agency

bonds

civil

actions
Civil

antitrust

actions

have

been

filed

in

the

SDNY

and

Federal

Court

of

Canada

in

Toronto

against

Barclays

Bank

PLC,

BCI,

BX,
Barclays

Capital

Securities

Limited

and,

with

respect

to

the

civil

action

filed

in

Canada

only,

Barclays

Capital

Canada,

Inc.

and

other
financial

institutions

alleging

that

the

defendants

conspired

to

fix

prices

and

restrain

competition

in

the

market

for

US

dollar-
denominated

Supranational,

Sovereign

and

Agency

bonds.

In

one

of

the

actions

filed

in

the

SDNY,

the

court

granted

the

defendants’

motion

to

dismiss

the

plaintiffs’

complaint,

which

the
plaintiffs

have

appealed.

The

plaintiffs

have

voluntarily

dismissed

the

other

SDNY

action.

Variable

Rate

Demand

Obligations

civil

actions
Civil

actions

have

been

filed

against

Barclays

Bank

PLC

and

BCI

and

other

financial

institutions

alleging

the

defendants

conspired

or
colluded

to

artificially

inflate

interest

rates

set

for

Variable

Rate

Demand

Obligations

(VRDOs).

VRDOs

are

municipal

bonds

with
interest

rates

that

reset

on

a

periodic

basis,

most

commonly

weekly.

Two

actions

in

state

court

have

been

filed

by

private

plaintiffs
on

behalf

of

the

states

of

Illinois

and

California.

Two

putative

class

action

complaints,

which

have

been

consolidated,

have

been
filed

in

the

SDNY.

Government

bond

civil

actions
In

a

putative

class

action

filed

in

the

SDNY

in

2019,

plaintiffs

alleged

that

BCI

and

certain

other

bond

dealers

conspired

to

fix

the
prices

of

US

government

sponsored

entity

bonds

in

violation

of

US

antitrust

law.

BCI

agreed

to

a

settlement

of

$87m,

which
received

final

court

approval

in

June

2020.

Separately,

various

entities

in

Louisiana,

including

the

Louisiana

Attorney

General

and
the

City

of

Baton

Rouge,

have

filed

complaints

against

Barclays

Bank

PLC

and

other

financial

institutions

making

similar

allegations
as

the

class

action

plaintiffs

.

In

2018,

a

separate

putative

class

action

against

various

financial

institutions

including

Barclays

PLC,

Barclays

Bank

PLC,

BCI,
Barclays

Bank

Mexico,

S.A.,

and

certain

other

subsidiaries

of

the

Group

was

consolidated

in

the

SDNY.

The

plaintiffs

asserted
antitrust

and

state

law

claims

arising

out

of

an

alleged

conspiracy

to

fix

the

prices

of

Mexican

Government

bonds.

Barclays

PLC

has
settled

the

claim

for

$5.7m,

which

is

subject

to

court

approval.

BDC

Finance

L.L.C.

In

2008,

BDC

Finance

L.L.C.

(BDC)

filed

a

complaint

in

the

NY

Supreme

Court,

demanding

damages

of

$298m,

alleging

that

Barclays
Bank

PLC

had

breached

a

contract

in

connection

with

a

portfolio

of

total

return

swaps

governed

by

an

ISDA

Master

Agreement
(collectively,

the

Agreement).

Following

a

trial

on

certain

liability

issues,

the

court

ruled

in

December

2018

that

Barclays

Bank

PLC
was

not

a

defaulting

party,

which

was

affirmed

on

appeal.

Barclays

Bank

PLC’s

counterclaim

against

BDC

remains

pending.

In

2011,

BDC’s

investment

advisor,

BDCM

Fund

Adviser,

L.L.C.

and

its

parent

company,

Black

Diamond

Capital

Holdings,

L.L.C.

also
sued

Barclays

Bank

PLC

and

BCI

in

Connecticut

State

Court

for

unspecified

damages

allegedly

resulting

from

Barclays

Bank

PLC’s
conduct

relating

to

the

Agreement,

asserting

claims

for

violation

of

the

Connecticut

Unfair

Trade

Practices

Act

and

tortious
interference

with

business

and

prospective

business

relations.

This

case

is

currently

stayed.

Civil

actions

in

respect

of

the

US

Anti-Terrorism

Act

There

are

a

number

of

civil

actions,

on

behalf

of

more

than

4,000

plaintiffs,

filed

in

US

federal

courts

in

the

US

District

Court

in

the
Eastern

District

of

New

York

(EDNY)

and

SDNY

against

Barclays

Bank

PLC

and

a

number

of

other

banks.

The

complaints

gene

rally
allege

that

Barclays

Bank

PLC

and

those

banks

engaged

in

a

conspiracy

to

facilitate

US

dollar-

denominated

transactions

for

the
Government

of

Iran

and

various

Iranian

banks,

which

in

turn

funded

acts

of

terrorism

that

injured

or

killed

plaintiffs

or

plaintiffs’
family

members.

The

plaintiffs

seek

to

recover

damages

for

pain,

suffering

and

mental

anguish

under

the

provisions

of

the

US

Anti-
Terrorism

Act,

which

allow

for

the

trebling

of

any

proven

damages.

The

court

granted

the

defendants’

motion

to

dismiss

three

actions

in

the

EDNY.

Plaintiffs

have

appealed

in

one

action.

The

court
also

granted

the

defendants’

motion

to

dismiss

another

action

in

the

SDNY.

The

remaining

actions

are

stayed

pending

decisions

in
these

cases.

Financial

Statement

Notes

  84

Interest

rate

swap

and

credit

default

swap

US

civil

actions

Barclays

PLC,

Barclays

Bank

PLC

and

BCI,

together

with

other

financial

institutions

that

act

as

market

makers

for

interest

rate

swaps
(IRS)

are

named

as

defendants

in

several

antitrust

class

actions

which

were

consolidated

in

the

SDNY

in

2016.

The

complaints

allege
the

defendants

conspired

to

prevent

the

development

of

excha

nges

for

IRS

and

demand

unspecified

money

damages.

In

2018,

trueEX

LLC

filed

an

antitrust

class

action

in

the

SDNY

against

a

number

of

financial

institutions

including

Barclays

PLC,
Barclays

Bank

PLC

and

BCI

based

on

similar

allegations

with

respect

to

trueEX

LLC’s

development

of

an

IRS

platform.

In

2017,

Tera
Group

Inc.

filed

a

separate

civil

antitrust

action

in

the

SDNY

claiming

that

certain

conduct

alleged

in

the

IRS

cases

also

caused

the
plaintiff

to

suffer

harm

with

respect

to

the

Credit

Default

Swaps

market.

In

November

2018

and

July

2019,

respectivel

y,

the

court
dismissed

certain

claims

in

both

cases

for

unjust

enrichment

and

tortious

interference

but

denied

motions

to

dismiss

the

federal
and

state

antitrust

claims,

which

remain

pending.

Odd-lot

corporate

bonds

antitrust

class

action
In

2020,

BCI,

together

with

other

financial

institutions,

were

named

as

defendants

in

a

putative

class

action.

The

complaint

alleges

a
conspiracy

to

boycott

developing

electronic

trading

platforms

for

odd-lots

and

price

fixing.

Plaintiffs

demand

unspecified

money
damages.

2.

Barclays

PLC,

Barclays

Bank

PLC

and

Barclays

Bank

UK

PLC

Investigation

into

collections

and

recoveries

relating

to

unsecured

lending

Since

February

2018,

the

FCA

has

been

investigating

whether

the

Group

implemented

effective

systems

and

controls

with

respect
to

collections

and

recoveries

and

whether

it

paid

due

consideration

to

the

interests

of

customers

in

default

and

arrears.

The

FCA
investigation

is

at

an

advanced

stage.

HM

Revenue

&

Customs

(HMRC)

assessments

concerning

UK

Value

Added

Tax

In

2018,

HMRC

issued

notices

that

have

the

effect

of

removing

certain

overseas

subsidiaries

that

have

operations

in

the

UK

from
Barclays’

UK

VAT

group,

in

which

group

supplies

between

members

are

generally

free

from

VAT.

The

notices

have

retrospective
effect

and

correspond

to

assessments

of

£181m

(inclusive

of

interest),

of

which

Barclays

would

expect

to

attribute

an

amount

of
approximately

£128m

to

Barclays

Bank

UK

PLC

and

£53m

to

Barcl

ays

Bank

PLC.

HMRC’s

decision

has

been

appealed

to

the

First

Tier
Tribunal

(Tax

Chamber).

Local

authority

civil

actions

concerning

LIBOR

Following

settlement

by

Barclays

Bank

PLC

of

various

governmental

investigations

concerning

certain

benchmark

interest

rate
submissions

referred

to

above

in

‘Investigations

into

LIBOR

and

other

benchmarks

and

related

civil

actions’,

in

the

UK,

certain

local
authorities

have

brought

claims

against

Barclays

Bank

PLC

(and,

in

certain

cases,

Barclays

Bank

UK

PLC)

asserting

that

they

entered
into

loans

in

reliance

on

misrepresentations

made

by

Barclays

Bank

PLC

in

respect

of

its

conduct

in

relation

to

LIBOR.

Barclays

has
applied

to

strike

out

the

claims.

General
The

Group

is

engaged

in

various

other

legal,

competition

and

regulatory

matters

in

the

UK,

the

US

and

a

number

of

other

overseas
jurisdictions.

It

is

subject

to

legal

proceedings

brought

by

and

against

the

Group

which

arise

in

the

ordinary

course

of

business

from
time

to

time,

including

(but

not

limited

to)

disputes

in

relation

to

contracts,

securities,

debt

collection,

consumer

credit,

fraud,
trusts,

client

assets,

competition,

data

management

and

protection,

money

laundering,

financial

crime,

employment,
environmental

and

other

statutory

and

common

law

issues.

The

Group

is

also

subject

to

enquiries

and

examinations,

requests

for

information,

audits,

investigations

and

legal

and

other
proceedings

by

regulators,

governmental

and

other

public

bodies

in

connection

with

(but

not

limited

to)

consumer

protection
measures,

compliance

with

legislation

and

regulation,

wholesale

trading

activity

and

other

areas

of

banking

and

business

activities
in

which

the

Group

is

or

has

been

engaged.

The

Group

is

cooperating

with

the

relevant

authorities

and

keeping

all

relevant
agencies

briefed

as

appropriate

in

relation

to

these

matters

and

others

described

in

this

note

on

an

ongoing

basis.

At

the

present

time,

Barclays

PLC

does

not

expect

the

ultimate

resolution

of

any

of

these

other

matters

to

have

a

material

adverse
effect

on

the

Group’s

financial

position.

However,

in

light

of

the

uncertainties

involved

in

such

matters

and

the

matters

specifically
described

in

this

note,

there

can

be

no

assurance

that

the

outcome

of

a

particular

matter

or

matters

(including

formerly

active
matters

or

those

matters

arising

after

the

date

of

this

note)

will

not

be

material

to

Barclays

PLC’s

results,

operations

or

cash

flow
for

a

particular

period,

depending

on,

among

other

things,

the

amount

of

the

loss

resulting

from

the

matter(s)

and

the

amount

of
profit

otherwise

reported

for

the

reporting

period.

Financial

Statement

Notes

  85

21.

Related

party

transactions
Related

party

transactions

in

the

half

year

ended

30

June

2020

were

similar

in

nature

to

those

disclosed

in

the

Barclays

PLC

Annual
Report

2019.

No

related

party

transactions

that

have

taken

place

in

the

half

year

ended

30

June

2020

have

materially

affecte

d

the
financial

position

or

the

performance

of

the

Group

during

this

period.

Financial

Statement

Notes

  86

22.

Barclays

PLC

parent

company

balance

sheet

As

at
As

at
30.06.20 31.12.19
Assets £m £m
Investment

in

subsidiaries
61,488 59,546
Loans

and

advances

to

subsidiaries
28,254 28,850
Financial

assets

at

fair

value

through

the

income

statement
16,246 10,348
Derivative

financial

instruments
116 58
Other

assets
37 2
Total

assets
106,141 98,804
Liabilities
Deposits

at

amortised

cost
534 500
Debt

securities

in

issue
31,417 30,564
Subordinated

liabilities
8,669 7,656
Financial

liabilities

designated

at

fair

value
8,206 3,498
Other

liabilities
112 119
Total

liabilities
48,938 42,337
Equity
Called

up

share

capital
4,336 4,331
Share

premium

account
284 263
Other

equity

instruments
10,865 10,865
Other

reserves
394 394
Retained

earnings

41,324 40,614
Total

equity
57,203 56,467
Total

liabilities

and

equity
106,141 98,804

Investment

in

subsidiaries
The

investment

in

subsidiaries

of

£61,488m

(December

2019:

£59,546

m)

predominantly

relates

to

investments

in

Barclays

Bank

PLC
and

Barclays

Bank

UK

PLC,

as

well

as

holdings

of

their

AT1

securities

of

£10,843m

(December

2019

:

£10,843m).

The

increase

of
£1,942m

during

the

period

was

predominantly

driven

by

capital

contributions

into

Barclays

Bank

PLC

totalling

£1,500m

and
Barclays

Bank

UK

PLC

totalling

£220m.

Barclays

PLC

considers

the

carrying

value

of

its

investment

in

subsidiaries

to

be

fully
recoverable

.

Financial

assets

and

liabilities

designated

at

fair

value

Financial

liabilities

designated

at

fair

value

of

£8,206m

(December

2019:

£3,498m)

comprises

issuances

during

the

period

of

$300m
Zero

Coupon

Callable

Notes,

$1,750m

Fixed

-to

-Floating

Rate

Senior

Notes,

$1,000m

Fixed

Rate

Resetting

Senior

Callable

Notes

and
€2,000m

Reset

Notes.

The

proceeds

raised

through

these

transactions

were

used

to

invest

in

subsidiaries

of

Barclays

PLC

which

are
included

within

the

financial

assets

designated

at

fair

value

through

the

income

statement

balance

of

£16,246m

(December

2019:
£10,348m).

Subordinated

liabilities
During

H120,

Barclays

PLC

issued

£500m

of

Fixed

Rate

Resetting

Subordinated

Callable

Note

s,

which

is

included

within

the
subordinated

liabilities

balance

of

£8,669m

(December

2019:

£7,656m).

Other

equity

instruments
Other

equity

instruments

comprises

AT1

securities

issued

by

Barclays

PLC.

There

have

been

no

new

issuances

or

redemptions
during

the

period.

Management

of

internal

investments,

loans

and

advances

Barclays

PLC

retains

the

discretion

to

manage

the

nature

of

its

internal

investments

in

subsidiaries

according

to

their

regulatory

and
business

needs.

Barclays

PLC

may

invest

capital

and

funding

into

Barclays

Bank

PLC,

Barclays

Bank

UK

PLC

and

other

Group
subsidiaries

such

as

Barclays

Execution

Services

Limited

and

the

US

Inte

rmediate

Holding

Company

(IHC).

Appendix:

Non-IFRS

Performance

Measures

  87

The

Group’s

management

believes

that

the

non-IFRS

performance

measures

included

in

this

document

provide

valuable
information

to

the

readers

of

the

financial

statements

as

they

enable

the

reader

to

identify

a

more

consistent

basis

for

comparing
the

businesses’

perfor

mance

between

financial

periods,

and

provide

more

detail

concerning

the

elements

of

performance

which
the

managers

of

these

businesses

are

most

directly

able

to

influence

or

are

relevant

for

an

assessment

of

the

Group.

They

also
reflect

an

important

aspect

of

the

way

in

which

operating

targets

are

defined

and

performance

is

monitored

by

management.

However,

any

non-IFRS

performance

measures

in

this

document

are

not

a

substitute

for

IFRS

measures

and

readers

should
consider

the

IFRS

measures

as

well.

Non-IFRS

performance

measures

glossary

Measure Definition
Loan:

deposit

ratio
Loans

and

advances

at

amortised

cost

divided

by

deposits

at

amortised

cost.

The

components

of

the
calculation

have

been

included

on

page

44.
Period

end

allocated
tangible

equity
Allocated

tangible

equity

is

calculated

as

13.0%

(2019:

13.0%)

of

RWAs

for

each

business,

adjusted
for

capital

deductions,

excluding

goodwill

and

intangible

assets,

reflecting

the

assumptions

the

Group
uses

for

capital

planning

purposes.

Head

Office

allocated

tangible

equity

represents

the

difference
between

the

Group’s

tangible

share

holders’

equity

and

the

amounts

allocated

to

businesses.
Average

tangible
shareholders’

equity
Calculated

as

the

average

of

the

previous

month’s

period

end

tangible

equity

and

the

current
month’s

period

end

tangible

equity.

The

average

tangible

shareholders’

equity

for

the

period

is

the
average

of

the

monthly

averages

within

that

period.
Average

allocated
tangible

equity
Calculated

as

the

average

of

the

previous

month’s

period

end

allocated

tangible

equity

and

the
current

month’s

period

end

allocated

tangible

equity.

The

average

allocated

tangible

equity

for

the
period

is

the

average

of

the

monthly

averages

within

that

period.
Return

on

average
tangible

shareholders’
equity
Annualised

profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,

as

a

proportion

of
average

shareholders’

equity

excluding

non-controlling

interests

and

other

equity

instruments
adjusted

for

the

deduction

of

intangible

assets

and

goodwill.

The

compo

nents

of

the

calculation

have
been

included

on

page

88.
Return

on

average
allocated

tangible

equity
Annualised

profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,

as

a

proportion

of
average

allocated

tangible

equity.

The

components

of

the

calculation

have

been

included

on

page

88

.
Cost:

income

ratio
Total

operating

expenses

divided

by

total

income.
Loan

loss

rate
Quoted

in

basis

points

and

represents

total

annualised

impairment

charges

divided

by

gross

loans
and

advances

held

at

amortised

cost

at

the

balance

sheet

date.

The

components

of

the

calculation
have

been

included

on

page

27.
Net

interest

margin
Annualised

net

interest

income

divided

by

the

sum

of

average

customer

assets.

The

components

of
the

calculation

have

been

included

on

page

24.
Tangible

net

asset

value
per

share
Calculated

by

dividing

shareholders’

equity,

excluding

non-controlling

interests

and

other

equity
instruments,

less

goodwill

and

intangible

assets,

by

the

number

of

issued

ordinary

shares.

The
components

of

the

calculation

have

been

included

on

page

96.
Performance

measures
excluding

litigation

and
conduct
Calculated

by

excluding

litigation

and

conduct

charges

from

performance

measures.

The

components
of

the

calculations

have

been

included

on

pages

89

to

96.
Pre

-provision

profits
Calculated

by

excluding

credit

impairment

charges

from

profit

before

tax.

The

components

of

the
calculation

have

been

included

on

pages

89

to

91.
Pre

-provision

profits
excluding

litigation

and
conduct
Calculated

by

excluding

credit

impairment

charges,

and

litigation

and

conduct

charges

from

profit
before

tax.

The

components

of

the

calculation

have

been

included

on

pages

to

91.

Appendix:

Non-IFRS

Performance

Measures

  88

Returns

Return

on

average

tangible

equity

is

calculated

as

profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent

as

a
proportion

of

average

tangible

equity,

excluding

non-controlling

and

other

equity

interests

for

businesses.

Allocated

tangible

equity
has

been

calculated

as

13.0%

(2019:

13.0%)

of

RWAs

for

each

business,

adjusted

for

capital

deductions,

excluding

goodwill

and
intangible

assets,

reflecting

the

assumptions

the

Group

uses

for

capital

planning

purposes.

Head

Office

average

allocated

tan

gible
equity

represents

the

difference

between

the

Group’s

average

tangible

shareholders’

equity

and

the

amounts

allocated

to
businesses.

Profit/(loss)
attributable

to
ordinary

equity
holders

of

the
parent
Average
tangible

equity
Return

on
average
tangible

equity
Half

year

ended

30.06.20
£m £bn %
Barclays

UK
52 10.2 1.0

Corporate

and

Investment

Bank
1,514 27.7 11.0

Consumer,

Cards

and

Payments
(517) 4.7 (21.9)
Barclays

International
997 32.4 6.2
Head

Office
(354) 6.0 n/m
Barclays

Group
695 48.6 2.9
Half

year

ended

30.06.19
Barclays

UK
750 10.3 14.5

Corporate

and

Investment

Bank
1,178 25.5 9.3

Consumer,

Cards

and

Payments
442 5.3 16.6
Barclays

International
1,620 30.8 10.5
Head

Office
(298) 4.6 n/m
Barclays

Group
2,072 45.7 9.1

Appendix:

Non-IFRS

Performance

Measures

  89

Performance

measures

excluding

litigation

and

conduct
Half

year

ended

30.06.20
Barclays

UK
Corporate

and
Investment
Bank
Consumer,
Cards

and
Payments
Barclays
International
Head

Office
Barclays
Group
Cost:

income

ratio
£m £m £m £m £m £m
Total

operating

expenses
(2,052) (3,373) (1,043) (4,416) (125) (6,593)
Impact

of

litigation

and

conduct
11 3 8 11 8 30
Operating

expenses
(2,041) (3,370) (1,035) (4,405) (117) (6,563)
Total

income
3,171 6,933 1,721 8,654 (204) 11,621
Cost:

income

ratio

excluding

litigation

and
conduct
64% 49% 60% 51% n/m 56%
Profit

before

tax
Profit/(loss)

before

tax
68 2,243 (614) 1,629 (425) 1,272
Impact

of

litigation

and

conduct
11 3 8 11 8 30
Profit/(loss)

before

tax

excluding

litigation

and
conduct
79 2,246 (606) 1,640 (417) 1,302
Profit

attributable

to

ordinary

equity

holders

of
the

parent
Attributable

profit/(loss)
52 1,514 (517) 997 (354) 695
Post

-tax

impact

of

litigation

and

conduct
8 2 6 8 (1) 15
Profit/(loss)

attributable

to

ordinary

equity
holders

of

the

parent

excluding

litigation

and
conduct
60 1,516 (511) 1,005 (355) 710
Return

on

average

tangible

shareholders'
equity £bn £bn £bn £bn £bn £bn
Average

shareholders'

equity

13.8 27.7 5.4 33.1 9.9 56.8
Average

goodwill

and

intangibles
(3.6) - (0.7) (0.7) (3.9) (8.2)
Average

tangible

shareholders'

equity

10.2 27.7 4.7 32.4 6.0 48.6
Return

on

average

tangible

shareholders'
equity

excluding

litigation

and

conduct
1.2% 11.0% (21.7%) 6.2% n/m 2.9%
Basic

earnings

per

ordinary

share
Basic

weighted

average

number

of

shares

(m)
17,294
Basic

earnings

per

ordinary

share

excluding
litigation

and

conduct
4.1p
Pre

-provision

profits
Profit

before

tax

excluding

credit

impairment
charges

and

litigation

and

conduct
£m
Profit

before

tax
1,272
Impact

of

credit

impairment

charges
3,738
Profit

before

tax

excluding

credit

impairment
charges
5,010
Impact

of

litigation

and

conduct
30
Profit

before

tax

excluding

credit

impairment
charges

and

litigation

and

conduct
5,040

Appendix:

Non-IFRS

Performance

Measures

  90

Half

year

30.06.19
Barclays

UK
Corporate

and
Investment
Bank
Consumer,
Cards

and
Payments
Barclays
International
Head

Office
Barclays
Group
Cost:

income

ratio
£m £m £m £m £m £m
Total

operating

expenses
(2,065) (3,505) (1,166) (4,671) (136) (6,872)
Impact

of

litigation

and

conduct
44 26 4 30 40 114
Operating

expenses

(2,021) (3,479) (1,162) (4,641) (96) (6,758)
Total

income
3,548 5,300 2,173 7,473 (231) 10,790
Cost:

income

ratio

excluding

litigation

and
conduct
57% 66% 53% 62% n/m 63%
Profit

before

tax
Profit/(loss)

before

tax
1,062 1,714 627 2,341 (389) 3,014
Impact

of

litigation

and

conduct
44 26 4 30 40 114
Profit/(loss)

before

tax

excluding

litigation

and
conduct
1,106 1,740 631 2,371 (349) 3,128
Profit

attributable

to

ordinary

equity

holders

of
the

parent
Attributable

profit/(loss)
750 1,178 442 1,620 (298) 2,072
Post

-tax

impact

of

litigation

and

conduct
32 21 3 24 30 86
Profit/(loss)

attributable

to

ordinary

equity
holders

of

the

parent

excluding

litigation

and
conduct
782 1,199 445 1,644 (268) 2,158
Return

on

average

tangible

shareholders'
equity £bn £bn £bn £bn £bn £bn
Average

shareholders'

equity

13.9 25.5 6.4 31.9 7.9 53.7
Average

goodwill

and

intangibles
(3.6) - (1.1) (1.1) (3.3) (8.0)
Average

tangible

shareholders'

equity

10.3 25.5 5.3 30.8 4.6 45.7
Return

on

average

tangible

shareholders'
equity

excluding

litigation

and

conduct
15.1% 9.4% 16.7% 10.7% n/m 9.4%
Basic

earnings

per

ordinary

share
Basic

weighted

average

number

of

shares

(m)
17,178
Basic

earnings

per

ordinary

share

excluding
litigation

and

conduct
12.6p
Pre

-provision

profits
Profit

before

tax

excluding

credit

impairment
charges

and

litigation

and

conduct
£m
Profit

before

tax
3,014
Impact

of

credit

impairment

charges
928
Profit

before

tax

excluding

credit

impairment
charges
3,942
Impact

of

litigation

and

conduct
114
Profit

before

tax

excluding

credit

impairment
charges

and

litigation

and

conduct
4,056

Appendix:

Non-IFRS

Performance

Measures

  91

Barclays

Group
Q220 Q120 Q419 Q319 Q219 Q119 Q418 Q318
Cost:

income

ratio
£m £m £m £m £m £m £m £m
Total

operating

expenses
(3,330) (3,263) (3,701) (4,861) (3,554) (3,318) (4,093) (3,434)
Impact

of

litigation

and

conduct
20 10 167 1,568 53 61 60 105
Operating

expenses
(3,310) (3,253) (3,534) (3,293) (3,501) (3,257) (4,033) (3,329)
Total

income
5,338 6,283 5,301 5,541 5,538 5,252 5,073 5,129
Cost:

income

ratio

excluding

litigation

and
conduct
62% 52% 67% 59% 63% 62% 79% 65%
Profit

before

tax
Profit

before

tax
359 913 1,097 246 1,531
1,483
374 1,461
Impact

of

litigation

and

conduct
20
10 167 1,568 53 61 60 105
Profit

before

tax

excluding

litigation

and
conduct
379 923 1,264 1,814 1,584 1,544 434 1,566
Profit

attributable

to

ordinary

equity

holders
of

the

parent
Attributable

profit/(loss)
90 605 681 (292) 1,034 1,038 (14) 1,050
Post

-tax

impact

of

litigation

and

conduct
16 (1) 122 1,525 40 46 62 85
Profit

attributable

to

ordinary

equity

holders
of

the

parent

excluding

litigation

and

conduct
106 604 803 1,233 1,074 1,084 48 1,135
Return

on

average

tangible

shareholders'
equity
£bn £bn £bn £bn £bn £bn £bn £bn
Average

shareholders'

equity
58.4 55.2 54.5 56.4 54.0 53.2 52.2 52.5
Average

goodwill

and

intangibles
(8.2) (8.2) (8.1) (8.0) (7.8) (8.0) (7.9) (7.9)
Average

tangible

shareholders'

equity

50.2 47.0 46.4 48.4 46.2 45.2 44.3 44.6
Return

on

average

tangible

shareholders'
equity

excluding

litigation

and

conduct
0.8% 5.1% 6.9% 10.2% 9.3% 9.6% 0.4% 10.2%
Basic

earnings

per

ordinary

share
Basic

weighted

average

number

of

shares

(m)
17,294 17,278 17,200 17,192 17,178 17,111 17,075 17,074
Basic

earnings

per

ordinary

share

excluding
litigation

and

conduct
0.6p 3.5p 4.7p 7.2p 6.3p 6.3p 0.3p 6.6p
Pre

-provision

profits

Profit

before

tax

excluding

credit

impairment
charges

and

litigation

and

conduct
Q220 Q120 Q419 Q319 Q219 Q119 Q418 Q318
£m £m £m £m £m £m £m £m
Profit

before

tax
359 913 1,097 246 1,531 1,483 374 1,461
Impact

of

credit

impairment

charges
1,623 2,115 523 461 480 448 643 254
Profit

before

tax

excluding

credit

impairment
charges
1,982 3,028 1,620 707 2,011 1,931 1,017 1,715
Impact

of

litigation

and

conduct
20 10 167 1,568 53 61 60 105
Profit

before

tax

excluding

credit

impairment
charges

and

litigation

and

conduct
2,002 3,038 1,787 2,275 2,064 1,992 1,077 1,820

Appendix:

Non-IFRS

Performance

Measures

  92

Barclays

UK
Q220 Q120 Q419 Q319 Q219 Q119 Q418 Q318
Cost:

income

ratio
£m £m £m £m £m £m £m £m
Total

operating

expenses
(1,024)
(1,028)
(1,122) (2,432) (1,063) (1,002) (1,175) (1,042)
Impact

of

litigation

and

conduct
6 5 58 1,480 41 3 15 54
Operating

expenses
(1,018) (1,023) (1,064) (952) (1,022) (999) (1,160) (988)
Total

income
1,467 1,704 1,959 1,846 1,771 1,777 1,863 1,896
Cost:

income

ratio

excluding

litigation

and
conduct
69% 60% 54% 52% 58% 56% 62% 52%
Profit

before

tax
(Loss)/profit

before

tax
(127) 195 647
(687)
477 585 390
740
Impact

of

litigation

and

conduct
6 5 58 1,480 41 3 15 54
(Loss)/profit

before

tax

excluding

litigation

and
conduct
(121) 200 705 793 518 588 405 794
Profit

attributable

to

ordinary

equity

holders
of

the

parent
Attributable

(loss)/profit
(123) 175 438 (907) 328 422 241 510
Post

-tax

impact

of

litigation

and

conduct
5 3 43 1,457 30 2 12 48
(Loss)/profit

attributable

to

ordinary

equity
holders

of

the

parent

excluding

litigation

and
conduct
(118) 178 481 550 358 424 253 558
Return

on

average

allocated

tangible

equity
£bn £bn £bn £bn £bn £bn £bn £bn
Average

allocated

equity

13.9 13.7 13.8 13.9 13.8 13.9 13.6 13.7
Average

goodwill

and

intangibles
(3.6) (3.6) (3.5) (3.5) (3.5) (3.5) (3.5) (3.6)
Average

allocated

tangible

equity

10.3 10.1 10.3 10.4 10.3 10.4 10.1 10.1
Return

on

average

allocated

tangible

equity
excluding

litigation

and

conduct
(4.6%) 7.0% 18.7% 21.2% 13.9% 16.4% 10.1% 22.0%

Appendix:

Non-IFRS

Performance

Measures

  93

Barclays

International
Q220 Q120 Q419 Q319 Q219 Q119 Q418 Q318
Cost:

income

ratio
£m £m £m £m £m £m £m £m
Total

operating

expenses
(2,197) (2,219) (2,500) (2,282) (2,446) (2,225) (2,684) (2,309)
Impact

of

litigation

and

conduct
11 - 86 - 11 19 33 32
Operating

expenses
(2,186) (2,219) (2,414) (2,282) (2,435) (2,206) (2,651) (2,277)
Total

income
4,010 4,644 3,452 3,750 3,903 3,570 3,221 3,290
Cost:

income

ratio

excluding

litigation

and
conduct
55% 48% 70% 61% 62% 62% 82% 69%
Profit

before

tax
Profit

before

tax
807 822 640 1,137 1,223 1,118 215 850
Impact

of

litigation

and

conduct
11
-
86
-
11 19 33 32
Profit

before

tax

excluding

litigation

and

conduct
818 822 726 1,137 1,234 1,137 248 882
Profit

attributable

to

ordinary

equity

holders

of
the

parent
Attributable

profit/(loss)
468 529 397 799 832 788 (21) 687
Post

-tax

impact

of

litigation

and

conduct
8 - 64 2 8 16 34 26
Profit

attributable

to

ordinary

equity

holders

of
the

parent

excluding

litigation

and

conduct
476 529 461 801 840 804 13 713
Return

on

average

allocated

tangible

equity
£bn £bn £bn £bn £bn £bn £bn £bn
Average

allocated

equity

34.2 31.9 31.9 33.3 32.1 31.6 32.4 32.5
Average

goodwill

and

intangibles
(0.7) (0.7) (1.0) (1.1) (1.0) (1.1) (1.1) (1.3)
Average

allocated

tangible

equity

33.5 31.2 30.9 32.2 31.1 30.5 31.3 31.1
Return

on

average

allocated

tangible

equity
excluding

litigation

and

conduct
5.7% 6.8% 6.0% 10.0% 10.8% 10.6% 0.2% 9.2%

Appendix:

Non-IFRS

Performance

Measures

  94

Corporate

and

Investment

Bank
Q220 Q120 Q419 Q319 Q219 Q119 Q418 Q318
Cost:

income

ratio
£m £m £m £m £m £m £m £m
Total

operating

expenses
(1,683) (1,690) (1,926) (1,716) (1,867) (1,638) (2,046) (1,744)
Impact

of

litigation

and

conduct
3 - 79 4 7 19 23 32
Operating

expenses
(1,680) (1,690) (1,847) (1,712) (1,860) (1,619) (2,023) (1,712)
Total

income
3,316 3,617 2,314 2,617 2,795 2,505 2,151 2,235
Cost:

income

ratio

excluding

litigation

and
conduct
51% 47% 80% 65% 67% 65% 94% 77%
Profit

before

tax
Profit

before

tax
1,040 1,203 359 882 887 827 85 498
Impact

of

litigation

and

conduct
3
-
79 4 7 19 23 32
Profit

before

tax

excluding

litigation

and

conduct
1,043 1,203 438 886 894 846 108 530
Profit

attributable

to

ordinary

equity

holders

of
the

parent
Attributable

profit/(loss)
694 820 193 609 596 582 (84) 431
Post

-tax

impact

of

litigation

and

conduct
2 - 58 5 5 16 27 25
Profit/(loss)

attributable

to

ordinary

equity
holders

of

the

parent

excluding

litigation

and
conduct
696 820 251 614 601 598 (57) 456
Return

on

average

allocated

tangible

equity
£bn £bn £bn £bn £bn £bn £bn £bn
Average

allocated

equity
29.1 26.2 25.9 26.9 25.8 25.2 26.0 26.2
Average

goodwill

and

intangibles
(0.1) - (0.1) - - (0.1) - (0.2)
Average

allocated

tangible

equity
29.0 26.2 25.8 26.9 25.8 25.1 26.0 25.9
Return

on

average

allocated

tangible

equity
excluding

litigation

and

conduct
9.6% 12.5% 3.9% 9.2% 9.3% 9.5% (0.9%) 7.0%

Appendix:

Non-IFRS

Performance

Measures

  95

Consumer,

Cards

and

Payments
Q220 Q120 Q419 Q319 Q219 Q119 Q418 Q318
Cost:

income

ratio
£m £m £m £m £m £m £m £m
Total

operating

expenses
(514) (529) (574) (566) (579) (587) (638) (565)
Impact

of

litigation

and

conduct
8 - 7 (4) 4 - 10 -
Operating

expenses
(506) (529) (567) (570) (575) (587) (628) (565)
Total

income
694 1,027 1,138 1,133 1,108 1,065 1,070 1,055
Cost:

income

ratio

excluding

litigation

and
conduct
73% 52% 50% 50% 52% 55% 59% 54%
Profit

before

tax
(Loss)/profit

before

tax
(233) (381) 281 255 336 291 130 352
Impact

of

litigation

and

conduct
8
-
7 (4) 4 - 10 -
(Loss)/profit

before

tax

excluding

litigation

and
conduct
(225) (381) 288 251 340 291 140 352
Profit

attributable

to

ordinary

equity

holders

of
the

parent
Attributable

(loss)/profit
(226) (291) 204 190 236 206 63 256
Post

-tax

impact

of

litigation

and

conduct
6 - 6 (3) 3 - 7 1
(Loss)/profit

attributable

to

ordinary

equity
holders

of

the

parent

excluding

litigation

and
conduct
(220) (291) 210 187 239 206 70 257
Return

on

average

allocated

tangible

equity
£bn £bn £bn £bn £bn £bn £bn £bn
Average

allocated

equity
5.1 5.7 6.0 6.4 6.3 6.4 6.4 6.3
Average

goodwill

and

intangibles
(0.6) (0.7) (0.9) (1.1) (1.0) (1.0) (1.1) (1.1)
Average

allocated

tangible

equity
4.5 5.0 5.1 5.3 5.3 5.4 5.3 5.2
Return

on

average

allocated

tangible

equity
excluding

litigation

and

conduct
(19.6%) (23.5%) 16.3% 14.0% 18.0% 15.4% 5.4% 19.9%

Appendix:

Non-IFRS

Performance

Measures

  96

Head

Office
Q220 Q120 Q419 Q319 Q219 Q119 Q418 Q318
Profit

before

tax
£m £m £m £m £m £m £m £m
Loss

before

tax
(321) (104) (190) (204) (169) (220) (231) (129)
Impact

of

litigation

and

conduct
3 5 23 88 1 39 12 19
Loss

before

tax

excluding

litigation

and

conduct
(318) (99) (167) (116) (168) (181) (219) (110)
Profit

attributable

to

ordinary

equity

holders

of
the

parent
Attributable

loss
(255) (99) (154) (184) (126) (172) (234) (147)
Post

-tax

impact

of

litigation

and

conduct
3 (4) 15 66 2 28 16 11
Attributable

loss

excluding

litigation

and

conduct
(252) (103) (139) (118) (124) (144) (218) (136)

Tangible

net

asset

value

per

share
As

at
As

at
As

at
30.06.20 31.12.19 31.06.19
£m £m £m
Total

equity

excluding

non-controlling

interests
68,304 64,429 67,576
Other

equity

instruments
(10,871) (10,871) (12,123)
Shareholders'

equity

attributable

to

ordinary

shareholders

of

the

parent
57,433 53,558 55,453
Goodwill

and

intangibles
(8,163) (8,119) (7,993)
Tangible

shareholders'

equity

attributable

to

ordinary

shareholders

of

the

parent
49,270 45,439 47,460
m m m
Shares

in

issue
17,345 17,322 17,245
p p p
Net

asset

value

per

share

331

309

322
Tangible

net

asset

value

per

share

284

Appendix:

Non-IFRS

Performance

Measures

  97

Profit/(loss)

attributable

to

ordinary
equity

holders

of

the

parent
H120 H119 Q220 Q120 Q419 Q319 Q219 Q119 Q418 Q318
£m £m £m £m £m £m £m £m £m £m
Barclays

UK
52 750 (123) 175 438 (907) 328 422 241 510
Corporate

and

Investment

Bank
1,514 1,178 694 820 193 609 596 582 (84) 431
Consumer,

Cards

and

Payments
(517) 442 (226) (291) 204 190 236 206 63 256
Barclays

International
997 1,620 468 529 397 799 832 788 (21) 687
Head

Office
(354) (298) (255) (99) (154) (184) (126) (172) (234) (147)
Barclays

Group
695 2,072 90 605 681 (292) 1,034 1,038 (14) 1,050
Average

equity
H120 H119 Q220 Q120 Q419 Q319 Q219 Q119 Q418 Q318
£bn £bn £bn £bn £bn £bn £bn £bn £bn £bn
Barclays

UK
13.8 13.9 13.9 13.7 13.8 13.9 13.8 13.9 13.6 13.7
Corporate

and

Investment

Bank
27.7 25.5 29.1 26.2 25.9 26.9 25.8 25.2 26.0 26.2
Consumer,

Cards

and

Payments
5.4 6.4 5.1 5.7 6.0 6.4 6.3 6.4 6.4 6.3
Barclays

International
33.1 31.9 34.2 31.9 31.9 33.3 32.1 31.6 32.4 32.5
Head

Office
9.9 7.9 10.3 9.6 8.8 9.2 8.1 7.7 6.2 6.4
Barclays

Group
56.8 53.7 58.4 55.2 54.5 56.4 54.0 53.2 52.2 52.5
Return

on

average

equity
H120 H119 Q220 Q120 Q419 Q319 Q219 Q119 Q418 Q318
% % % % % % % % % %
Barclays

UK
0.8% 10.8% (3.6%) 5.1% 12.7% (26.1%) 9.5% 12.2% 7.1% 14.9%
Corporate

and

Investment

Bank
10.9% 9.2% 9.5% 12.5% 3.0% 9.1% 9.2% 9.3% (1.3%) 6.6%
Consumer,

Cards

and

Payments
(19.2%) 13.8% (17.7%) (20.7%) 13.6% 11.8% 14.9% 12.8% 3.9% 16.3%
Barclays

International
6.0% 10.2% 5.5% 6.6% 5.0% 9.6% 10.3% 10.0% (0.3%) 8.5%
Head

Office
n/m n/m n/m n/m n/m n/m n/m n/m n/m n/m
Barclays

Group
2.5% 7.7% 0.6% 4.4% 5.0% (2.1%) 7.6% 7.8% (0.1%) 8.0%

Shareholder

Information

  98

Results

timetable
1
Date
Q320

Results

Announcement
23

October

2020

%

Change
3
Exchange

rates
2
30.06.20 31.12.19 30.06.19 31.12.19 30.06.19
Period

end

-

USD/GBP
1.24 1.33 1.27 (7%) (2%)
6

month

average

-

USD/GBP
1.26 1.26 1.29 - (2%)
3

month

average

-

USD/GBP
1.24 1.29 1.29 (4%) (4%)
Period

end

-

EUR/GBP
1.10 1.18 1.12 (7%) (2%)
6

month

average

-

USD/GBP
1.14 1.14 1.15 - (1%)
3

month

average

-

EUR/GBP
1.13 1.16 1.14 (3%) (1%)
Share

price

data
Barclays

PLC

(p)
114.42 179.64 149.80
Barclays

PLC

number

of

shares

(m)
17,345 17,322 17,245
For

further

information

please

contact
Investor

relations
Media

relations
Chris

Manners

+44

(0)

20

7773

2136
Tom

Hoskin

+44

(0)

20

7116

4755
More

information

on

Barclays

can

be

found

on

our

website:

home.barclays.
Registered

office
1

Churchill

Place,

London,

E14

5HP,

United

Kingdom.

Tel:

+44

(0)

20

7116

1000.

Company

number:

48839.
Registrar
Equiniti,

Aspect

House,

Spencer

Road,

Lancing,

West

Sussex,

BN99

6DA,

United

Kingdom.

Tel:

0371

384

2055
4

from

the

UK

or

+44

121

415

7004

from

overseas.
American

Depositary

Receipts

(ADRs)
J.P.Morgan

Chase

Bank,

N.A
StockTransfer@equiniti.com
Tel:

+1

800

990

1135

(toll

free

in

US

and

Canada),

+1

651

453

2128

(outside

the

US

and

Canada)

or

+1

866

700

1652

(for

the

hearing
impaired).
J.P.Morgan

Chase

Bank

N.A.,

Shareowner

Services,

PO

Box

64504,

St

Paul,

MN

55164-0504,

USA.
Delivery

of

ADR

certificates

and

overnight

mail
J.P.Morgan

Chase

Bank

N.A.,

Shareowner

Services,

1110

Centre

Pointe

Curve,

Suite

101,

Mendota

Heights,

MN

55120,

USA.

1

Note

that

these

dates

are

provisional

and

subject

to

change.
2

The

average

rates

shown

above

are

derived

from

daily

spot

rates

during

the

year.
3

The

change

is

the

impact

to

GBP

reported

information.
4

Lines

open

8.30am

to

5.30pm

(UK

time),

Monday

to

Friday,

excluding

UK

public

holidays

in

England

and

Wales.

Glossary

of

Terms

  99

‘A

-IRB’

/

‘Advanced

-Internal

Ratings

Based’

See

‘Internal

Ratings

Based

(IRB)’.

‘Acceptances

and

endorsements’

An

acceptance

is

an

undertaking

by

a

bank

to

pay

a

bill

of

exchange

drawn

on

a

customer.

The
Barclays

Group

expects

most

acceptances

to

be

presented,

but

reimbursement

by

the

customer

is

normally

immediate.
Endorsements

are

residual

liabilities

of

the

Barclays

Group

in

respect

of

bills

of

exchange

which

have

been

paid

and

subsequently
rediscounted.

‘Additional

Tier

1

(AT1)

capital’

AT1

capital

largely

comprises

eligible

non-common

equity

capital

securities

and

any

related

share

premium.
‘Additional

Tier

1

(AT1)

securities’

Non-common

equity

securities

that

are

eligible

as

AT1

capital.

‘Advanced

Measurement

Approach

(AMA)’

Under

the

AMA,

banks

are

allowed

to

develop

their

own

empirical

model

to

quantify
required

capital

for

operational

risk.

Banks

can

only

use

this

approach

subject

to

approval

from

their

local

regulators.

‘Agencies’

Bonds

issued

by

state

and

/

or

governmen

t

agencies

or

government

-

sponsored

entities.

‘Agency

Mortgage

-Backed

Securities’

Mortgage

-Backed

Securities

issued

by

government

-sponsored

entities.

‘All

price

risk

(APR)’
An

estimate

of

all

the

material

market

risks,

including

rating

migration

and

defaul

t

for

the

correlation

trading
portfolio.
‘American

Depository

Receipts

(ADR)’
A

negotiable

certificate

that

represents

the

ownership

of

shares

in

a

non-US

company

(for
example

Barclays)

trading

in

US

financial

markets.

‘Americas’

Geographic

segment

comprising

the

US,

Canada

and

countries

where

Barclays

operates

within

Latin

America.
‘Annual

Earnings

at

Risk

(AEaR)’

A

measure

of

the

potential

change

in

Net

Interest

Income

(NII)

due

to

an

interest

rate

movement
over

a

one-year

period.
‘Annualised

cumulative

weighted

average

lifetime

PD’

The

probability

of

default

over

the

remaining

life

of

the

asset,

expressed

as
an

annual

rate,

reflecting

a

range

of

possible

economic

scenarios.
‘Application

scorecards’
Algorithm

based

decision

tools

used

to

aid

business

decisions

and

manage

credit

risk

based

on

available
customer

data

at

the

point

of

application

for

a

product.

‘Arrears’

Customers

are

said

to

be

in

arrears

when

they

are

behind

in

fulfilling

their

obligations

with

the

result

that

an

outstanding
loan

is

unpaid

or

overdue.

Such

customers

are

also

said

to

be

in

a

state

of

delinquency.

When

a

customer

is

in

arrears,

their

entire
outstanding

balance

is

said

to

be

delinquent,

meaning

that

delinquent

balances

are

the

total

outstanding

loans

on

which

payments
are

overdue.

‘Asia’

Geographic

segment

comprising

countries

where

Barclays

operates

within

Asia

and

the

Middle

East.

‘Asse

t

Backed

Commercial

Paper’

Typically

short-term

notes

secured

on

specified

assets

issued

by

consolidated

special

purpose
entities

for

funding

purposes.

‘Asset

Backed

Securities

(ABS)’

Securities

that

represent

an

interest

in

an

underlying

pool

of

referenc

ed

assets.

The

referenced

pool
can

comprise

any

assets

which

attract

a

set

of

associated

cash

flows

but

are

commonly

pools

of

residential

or

commercial
mortgages

and,

in

the

case

of

Collateralised

Debt

Obligations

(CDOs),

the

referenced

pool

may

be

ABS

or

other

classes

of

assets.

‘Attributable

profit’

Profit

after

tax

that

is

attributable

to

ordinary

equity

holders

of

Barclays

adjusted

for

the

after

tax

amounts

of
capital

securities

classified

as

equity.

‘Average

allocated

tangible

equity’
Calculated

as

the

average

of

the

previous

month’s

period

end

allocated

tangible

equity

and

the
current

month’s

period

end

allocated

tangible

equity.

The

average

allocated

tangible

equity

for

the

period

is

the

average

of

the
monthly

averages

within

that

period.

‘Average

tangible

shareholders’

equity’
Calculated

as

the

average

of

the

previous

month’s

period

end

tangible

equity

and

the
current

month’s

period

end

tangible

equity.

The

average

tangible

shareholders’

equity

for

the

period

is

the

average

of

the

monthly
averages

within

that

period.

‘Average

UK

leverage

ratio’

As

per

the

PRA

rulebook,

is

calculated

as

the

average

capital

measure

based

on

the

last

day

of

each
month

in

the

quarter

divided

by

the

average

exposure

measure

for

the

quarter,

where

the

average

exposure

is

based

on

each

day
in

the

quarter.

‘Back

testing’
Includes

a

number

of

techniques

that

assess

the

continued

statistical

validity

of

a

model

by

simulating

how

the

model
would

have

predicted

recent

experience.
‘Barclays

Africa’

or

‘Absa’
Barclays

Africa

Group

Limited

(now

Absa

Group

Limited),

which

was

previously

a

subsidiary

of

the
Barclays

Group.

Following

a

sell

down

of

shares

resulting

in

a

loss

of

control,

the

Barclays

Group’s

shareholding

in

Absa

Group
Limited

is

now

classified

as

a

financial

asset

at

fair

value

through

other

comprehensiv

e

income.
‘Balance

weighted

Loan

to

Value

(LTV)

ratio’

In

the

context

of

the

credit

risk

disclosures

on

secured

home

loans,

a

means

of
calculating

marked

to

market

LTVs

derived

by

calculating

individual

LTVs

at

account

level

and

weighting

it

by

the

balances

to

arrive

Glossary

of

Terms

  100

at

the

average

position.

Balance

weighted

loan

to

value

is

calculated

using

the

following

formula:

LTV

=

((loan

balance

1

x

MTM
LTV%

for

loan

1)

+

(loan

balance

2

x

MTM

LTV%

for

loan

2)

+

...)

/

total

outstandings

in

portfolio.
‘Barclaycard’

An

international

consumer

payments

business

serving

the

needs

of

businesses

and

consumers

through

credit

cards,
consumer

lending,

merchant

acquiring,

commercial

cards

and

point

of

sale

finance.

Barclaycard

has

scaled

operations

in

the

UK,

US,
Germany

and

Scandinavia.

‘Barclaycard

Consumer

UK’

The

UK

Barclaycard

business.
‘Barclays’

or

’Barclays

Group’

Barclays

PLC,

together

with

its

subsidiaries.

‘Barclays

Bank

Group’

Barclays

Bank

PLC,

together

with

its

subsidiaries.

‘Barclays

Bank

UK

Group’

Barclays

Bank

UK

PLC,

together

with

its

subsidiaries.

‘Barclays

Operating

businesses’
The

core

Barclays

businesses

operated

by

Barclays

UK

(which

include

the

UK

Personal

banking;

UK
business

banking

and

the

Barclaycard

consumer

UK

businesses)

and

Barcl

ays

International

(the

large

UK

Corporate

business;

the
international

Corporate

and

Private

Bank

businesses;

the

Investment

Bank;

the

international

Barclaycard

business;

and

payments).
‘Barclays

Execution

Services’

or

‘BX’

or

‘BSerL’

or

‘Group

Service

Company’
Barclays

Execution

Services

Limited,

the

Group

services
company

set

up

to

provide

services

to

Barclays

UK

and

Barclays

International

to

deliver

operational

continuity.

‘Barclays

International’
The

segment

of

Barclays

held

by

Barclays

Bank

PLC.

The

division

includes

the

large

UK

Corporate

business;
the

international

Corporate

and

Private

Bank

businesses;

the

Investment

Bank;

the

international

Barclaycard

business;

and
payments.
‘Barclays

UK’
The

segment

of

Barclays

held

by

Barclays

Bank

UK

PLC.

The

division

includes

the

UK

Personal

banking;

UK

business
banking

and

the

Barclaycard

consumer

UK

businesses.

‘Basel

3’

The

third

of

the

Basel

Accords,

setting

minimum

requirements

and

standards

that

apply

to

internationally

active

banks.

Basel

3

is

a

set

of

measures

developed

by

the

Basel

Committee

on

Banking

Supervision

aiming

to

strengthen

the

regulation,
supervision

and

risk

management

of

banks.
‘Basel

Committee

of

Banking

Supervision

(BCBS

or

The

Basel

Committee)’

A

forum

for

regular

cooperation

on

banking

supervisory
matters

which

develops

global

supervisory

standards

for

the

banking

industry.

Its

45

members

are

officials

from

central

banks

or
prudential

supervisors

from

28

jurisdictions.

‘Basic

Indicator

Approach

(BIA)’
Under

the

BIA,

banks

are

required

to

hold

regulatory

capital

for

operational

risk

equal

to

15%

of

the
annual

average,

calculated

over

a

rolling

three-year

period,

of

the

relevant

income

indicator

for

the

bank

as

whole.
‘Basis

point(s)’

/

‘bp(s)’

One

hundredth

of

a

per

cent

(0.01%);

100

basis

points

is

1%.

The

measure

is

used

in

quoting

movements

in
interest

rates,

yields

on

securities

and

for

other

purposes.

‘Basis

risk’

Index/Tenor

risk,

that

arises

when

floating

rate

products

are

linked

to

different

interest

rate

indices,

which

are
imperfectly

correlated,

especially

under

stressed

market

conditions.
‘Behavioural

scorecards’
Algorithm

based

decision

tools

used

to

aid

business

decisions

and

manage

credit

risk

based

on

existing
customer

data

derived

from

account

usage.
‘Book

quality’
In

the

context

of

the

Capital

Risk

section,

changes

in

RWAs

caused

by

factors

such

as

underlying

customer

behaviour
or

demographics

leading

to

changes

in

risk

profile.
‘Book

size’
In

the

con

text

of

the

Capital

Risk

section
,

changes

in

RWAs

driven

by

business

activity,

including

net

originations

or
repayments

.

‘Bounce

Back

Loan

Scheme

(BBLS)’
A

government

(British

Business

Bank)

backed

loan

scheme

which

allows

small

and

medium-

sized
businesses

to

borrow

between

£2,000

and

£50,000.

The

UK

government

guarantees

100%

of

the

loan

and

pays

the

first

12

months
of

interest

on

behalf

of

the

borrowers,

subject

to

terms

and

conditions.
‘Business

Banking’

Offers

specialist

advice,

products

and

services

to

small

and

medium

enterprises

in

the

UK.
‘Business

Lending’
Business

Lending

in

Barclays

UK

that

primarily

relates

to

small

and

medium

enterprises

typically

with

a

turnover
up

to

£16m.

‘Business

scenario

stresses’

Multi

asset

scenario

analysis

of

extreme,

but

plausible

events

that

may

impact

the

market

risk
exposures

of

the

Investment

Bank.

‘Buy

to

let

mortgage’
A

mortgage

where

the

intention

of

the

customer

(investor)

was

to

let

the

property

at

origination.
‘Capital

Conservation

Buffer

(CCB)’
A

capital

buffer

of

2.5%

of

a

bank’s

total

exposures

that

needs

to

be

met

with

an

additional
amount

of

Common

Equity

Tier

1

capital

above

the

4.5%

minimum

requirement

for

Common

Equity

Tier

1

set

out

in

CRR.

Its
objective

is

to

conserve

a

bank’s

capital

by

ensuring

that

banks

build

up

surplus

capital

outside

periods

of

stress

which

can

be
drawn

down

if

losses

are

incurred.

Glossary

of

Terms

  101

‘Capital

ratios’

Key

financial

ratios

measuring

the

Bank's

capital

adequacy

or

financial

strength

expressed

as

a

percentage

of

RWAs.

‘Capital

Requirements

Directive

(CRD)’
Directive

2013/36/EU,

a

component

of

the

CRD

IV

package

which

accompanies

the

Capital
Requirements

Regulation

and

sets

out

macroprudential

standards

including

the

countercyclical

capital

buffer

and

capital

buffers

for
systemically

important

institutions.

Directive

(EU)

2019/878,

published

as

part

of

the

EU

Risk

Reduction

Measure

package

amends
CRD.

These

amendments

enter

into

force

from

27

June

2019,

with

EU

member

states

required

to

adopt

the

measures

within

the
Directive

by

28

December

2020.

‘Capital

Requirements

Regulation

(CRR)’
Regulation

(EU)

No

575/2013,

a

component

of

the

CRD

IV

package

which

acco

mpanies

the
Capital

Requirements

Directive

and

sets

out

detailed

rules

for

capital

eligibility,

the

calculation

of

RWAs,

the

measurement

of
leverage,

the

management

of

large

exposures

and

minimum

standards

for

liquidity.

Between

27

June

2019

and

28

June

2023,

this
regulation

will

be

amended

in

line

with

the

requirements

of

amending

Regulation

(EU)

2019/876

(CRR

II).

‘Capital

Requirements

Regulation

II

(CRR

II)’
Regulation

(EU)

2019/876,

amending

Regulation

(EU)

No

575/2013

(CRR).

This

is

a
component

of

the

EU

Risk

Reduction

Measure

package.

The

requirements

set

out

in

CRR

II

will

be

introduced

between

27

June
2019

and

28

June

2023.
‘Capital

requirements

on

the

underlying

exposures

(KIRB)’
An

approach

available

to

banks

when

calculating

RWAs

for

securitisation
exposures.

This

is

based

upon

the

RWA

amounts

that

would

be

calculated

under

the

IRB

approach

for

the

underlying

pool

of
securitised

exposures

in

the

program,

had

such

exposures

not

been

securitised.
‘Capital

resources’

Common

Equity

Tier

1,

Additional

Tier

1

and

Tier

2

capital

that

are

eligible

to

satisfy

capital

requirements

under
CRD.

Referred

to

as

‘own

funds’

within

EU

regulatory

texts.

‘Capital

risk’

The

risk

that

the

Barclays

Group

has

an

insufficient

level

or

composition

of

capital

to

support

its

normal

business
activities

and

to

meet

its

regulatory

capital

requirements

under

normal

operating

environments

or

stressed

conditions

(both

actual
and

as

defined

for

internal

planning

or

regulatory

testing

purposes).

This

includes

the

risk

from

the

Barclays

Group’s

pension

plans.
‘Central

Counterparty’

/

‘Central

Clearing

Counterparties

(CCPs)’

A

clearing

house

mediating

between

the

buyer

and

the

seller

in

a
financial

transaction,

such

as

a

derivative

contract

or

repurchase

agreement

(repo).

Where

a

central

counterparty

is

used,

a

single
bi-lateral

contract

between

the

buyer

and

seller

is

replaced

with

two

contracts,

one

between

the

buyer

and

the

CCP

and

one
between

the

CCP

and

the

seller.

The

use

of

CCPs

allows

for

greater

oversight

and

improved

credit

risk

mitigation

in

over

-the-
counter

(OTC)

markets.

‘Charge

-off’

In

the

retail

segment

this

refers

to

the

point

in

time

when

collections

activity

changes

from

the

collection

of

arrears

to
the

recovery

of

the

full

balance.

This

is

normally

when

six

payments

are

in

arrears.

‘Client

Assets’
Assets

managed

or

administered

by

Barclays

Group

on

behalf

of

clients

including

assets

under

management

(AUM),
custody

assets,

assets

under

administration

and

client

deposits.
‘CLOs

and

Other

insured

assets’

Highly

rated

CLO

positions

wrapped

by

monolines,

non-CLOs

wrapped

by

monolines

and

other
assets

wrapped

with

Credit

Support

Annex

(CSA)

protection.
‘Collateralised

Debt

Obligation

(CDO)’

Securities

issued

by

a

third

party

which

reference

Asset

Backed

Securities

(ABSs)

(defined
above)

and/or

certain

other

related

assets

purchased

by

the

issuer.

CDOs

may

feature

exposure

to

sub-prime

mortgage

assets
through

the

underlying

assets.

‘Collateralised

Loan

Obligation

(CLO)’

A

security

backed

by

the

repayments

from

a

pool

of

commercial

loans.

The

payments

may

be
made

to

different

classes

of

owners

(in

tranches).

‘Collateralised

Mortgage

Obligation

(CMO)’

A

type

of

security

backed

by

mortgages.

A

special

purpose

entity

receives

income

from
the

mortgages

and

passes

them

on

to

investors

of

the

security.
‘Combined

Buffer

Requirement’
In

the

context

of

the

CRD

capital

obligations,

the

combined

requirements

of

the

Capital
Conservation

Buffer,

the

GSII

Buffer,

the

OSII

buffer,

the

Systemic

Risk

buffer

and

an

institution

specific

counter

-cyclical

buffer.
‘Commercial

paper

(CP)’

Short-term

notes

issued

by

entities,

including

banks,

for

funding

purposes.

‘Commercia

l

real

estate

(CRE)’
Commercial

real

estate

includes

office

buildings,

industrial

property,

medical

centres,

hotels,

retail
stores,

shopping

centres,

farm

land,

multifamily

housing

buildings,

warehouses,

garages,

and

industrial

properties

and

other

similar
properties.

Commercial

real

estate

loans

are

loans

backed

by

a

package

of

commercial

real

estate.

Note:

for

the

purposes

of

the
Credit

Risk

section,

the

UK

CRE

portfolio

includes

property

investment,

development,

trading

and

housebuilders

but

excludes

social
housing

contractors.
‘Commissions

and

other

incentives’

Includes

commission-based

arrangements,

guaranteed

incentives

and

Long

Term

Incentive

Plan
awards.

‘Committee

of

Sponsoring

Organisations

of

the

Treadway

Commission

Framework

(COSO)’
A

joint

initiative

of

five

private

sector
organisations

dedicated

to

the

development

of

frameworks

and

providing

guidance

on

enterprise

risk

management,

internal
control

and

fraud

deterrence.

Glossary

of

Terms

  102

‘Commodity

derivatives’

Exchange

traded

and

over

-the-counter

(OTC)

derivatives

based

on

an

underlying

commodity

(e.g.

metals,
precious

metals,

oil

and

oil

related,

power

and

natural

gas).

‘Commodity

risk’

Measures

the

impact

of

changes

in

commodity

prices

and

volatilities,

including

the

basis

between

related
commodities

(e.g.

Brent

vs.

WTI

crude

prices).

‘Common

Equity

Tier

1

(CET1)

capital’

The

highest

quality

form

of

regulatory

capital

under

CRR

that

comprises

common

shares
issued

and

related

share

premium,

retained

earnings

and

other

reserves,

less

specified

regulatory

adjustments.
‘Common

Equity

Tier

1

(CET1)

ratio’

A

measure

of

Common

Equity

Tier

1

capital

expressed

as

a

percentage

of

RWAs.
‘Compensation:

income

ratio’
The

ratio

of

compensation

expense

over

total

income.

Compensation

represents

total

staff

costs

less
non-compensation

items

consisting

of

outsourcing,

staff

training,

redundancy

costs

and

retirement

costs.
‘
Comprehensive

Capital

Analysis

and

Review

(CCAR)’
An

annual

ex

ercise,

required

by

and

evaluated

by

the

Federal

Reserve,
through

which

the

largest

bank

holding

companies

operating

in

the

US

assess

whether

they

have

sufficient

capital

to

continue
operations

through

periods

of

economic

and

financial

stress

and

have

robust

capital

-planning

processes

that

account

for

their
unique

risks.
‘Comprehensive

Risk

Measure

(CRM)’
An

estimate

of

all

the

material

market

risks,

including

rating

migration

and

default

for

the
correlation

trading

portfolio.

Also

referred

to

as

All

Price

Risk

(APR)

and

Comprehensive

Risk

Capital

Charge

(CRCC).
‘Conduct

risk’

The

risk

of

detriment

to

customers,

clients,

market

integrity,

competition

or

Barclays

from

the

inappropriate

supply
of

financial

services,

including

instances

of

wilful

or

negligent

misconduct.
‘Constant

Currency

Basis’
Excluding

the

impact

of

foreign

currency

conversion

to

GBP

when

comparing

financial

results

in

two
different

financial

periods.
‘Consumer,

Cards

and

Payments’
Barclays

US

Consumer

Bank,

Barclaycard

Germany,

Barclays

Par

tner

Finance,

Barclaycard
Commercial

Payments,

Barclaycard

Payment

Solutions

(including

merchant

acquiring)

and

the

international

Wealth

business.
‘Contingent

capital

notes

(CCNs)’

Interest

bearing

debt

securities

issued

by

Barclays

Group

or

its

subsidiaries

that

are

either
permanently

written

off

or

converted

into

an

equity

instrument

from

the

issuer's

perspective

in

the

event

of

the

Common

Equity
Tier

1

(CET1)

ratio

of

the

relevant

Barclays

Group

entity

falling

below

a

specific

level,

or

at

the

direction

of

regulators.

‘Conversion

Trigger’
Used

in

the

context

of

Contingent

Capital

Notes

and

AT1

securities.

A

capital

adequacy

trigger

event

occurs
when

the

CET1

ratio

of

the

bank

falls

below

a

certain

level

(the

trigger)

as

defined

in

the

Terms

&

Conditions

of

the

instruments
issued.

See

‘Contingent

capital

notes’.
‘Coronavirus

Business

Interruption

Loan

Scheme

(CBILS)’
A

loan

scheme

by

the

British

Business

Bank

(BBB)

to

support

UK

based
small

and

medium-

sized

businesses

(turnover

of

up

to

£45

million)

adversely

impacted

by

COVID

-19,

.

The

CBILS

scheme

provides
loans

up

to

£5

million

which

are

backed

by

an

80%

government

(BBB)

guarantee.

The

UK

government

will

pay

interest

and

fees

for
the

first

12

months

on

behalf

of

the

borrowers,

subject

to

terms

and

conditions.

Coronavirus

Large

Business

Interruption

Loan

Scheme

(CLBILS)’
A

loan

scheme

by

the

British

Business

Bank

(BBB)

to

support

UK
based

medium-sized

businesses

(turnover

above

£45

million,

but

with

no

access

to

CCFF)

adversely

impacted

by

CO

VID-19,

The
CBILS

scheme

provides

loans

up

to

£50

million

which

are

backed

by

an

80%

government

(BBB)

guarantee.
‘Corporate

and
Investment

Bank

(CIB)’
Barclays

Corporate

and

Investment

Bank

businesses

which

form

part

of

Barclays

International.

‘Correlatio

n

risk’

Refers

to

the

change

in

marked

to

market

value

of

a

security

when

the

correlation

between

the

underlying

assets
changes

over

time.
‘Cost:

income

ratio’

Total

operating

expenses

divided

by

total

income.

‘Cost

of

Equity’

The

rate

of

return

targeted

by

the

equity

holders

of

a

company.

‘Cost:

income

jaws’

Relationship

of

the

percentage

change

movement

in

operating

expenses

relative

to

total

income.
‘Countercyclical

Capital

Buffer

(CCyB)’
An

additional

buffer

introduced

as

part

of

the

CRD

IV

package

that

requires

banks

to

have

an
additional

cushion

of

CET

1

capital

with

which

to

absorb

potential

losses,

enhancing

their

resilience

and

contributing

to

a

stable
financial

system.

‘Countercyclical

leverage

ratio

buffer

(CCLB)’
A

macroprudential

buffer

that

has

applied

to

specific

PRA

regulated

institutions

since
2018

and

is

calculated

at

35%

of

any

risk

weighted

countercyclical

capital

buffer

set

by

the

Financial

Policy

Committee

(FPC).

The
CCLB

applies

in

addition

to

the

minimum

of

3.25%

and

any

G-SII

additional

Leverage

Ratio

Buffer

that

applies.
‘Counterparty

credit

risk’

The

risk

related

to

a

counterparty

defaulting

before

the

final

settlement

of

a

transaction’s

cash

flows.

In
the

context

of

RWAs,

a

component

of

RWAs

that

represents

the

risk

of

loss

in

derivatives,

repurchase

agreements

and

similar
transactions

resulting

from

the

default

of

the

counterparty.
‘Coverage

ratio’

This

represents

the

percentage

of

impairment

allowance

reserve

against

the

gross

exposure.

Glossary

of

Terms

  103

‘Covered

bonds’

Debt

securities

backed

by

a

portfolio

of

mortgages

that

are

segregated

from

the

issuer’s

other

assets

solely

for

the
benefit

of

the

holders

of

the

covered

bonds.

‘Covid

Corporate

Finance

Facility

(CCFF)’:

Bank

of

England

(BOE)

scheme

to

support

liquidity

among

larger

investment

grade

firms
which

make

a

material

UK

contribution,

helping

to

bridge

coronavirus

disruption

to

their

cash

flows.

The

Bank

of

England

provides
liquidity

by

purchasing

short-term

debt

in

the

form

of

commercial

paper

from

corpor

ates.

Barclays

acts

as

dealer.
‘CRD

IV’
The

Fourth

Capital

Requirements

Directive,

an

EU

Directive

and

an

accompanying

Regulation

(CRR)

that

together

prescribe
EU

capital

adequacy

and

liquidity

requirements

and

implements

Basel

3

in

the

European

Union.
‘CRD

V’
The

Fifth

Capital

Requirements

Directive,

comprising

an

EU

amending

Directive

and

an

accompanying

amending

Regulation
(CRR

II)

that

together

prescribe

EU

capital

adequacy

and

liquidity

requirements

and

implements

enhanced

Basel

3

proposals

in

the
European

Union.

‘Credit

conversion

factor

(CCF)’
Factor

used

to

estimate

the

risk

from

off

-balance

sheet

commitments

for

the

purpose

of

calculating
the

total

Exposure

at

Default

(EAD)

used

to

calculate

RWAs.
‘Credit

default

swaps

(CDS)’

A

contract

under

which

the

protection

seller

receives

premiums

or

interest

-related

payments

in

return
for

contracting

to

make

payments

to

the

protection

buyer

in

the

event

of

a

defined

credit

event.

Credit

events

normally

include
bankruptcy,

payment

default

on

a

reference

asset

or

assets,

or

downgrades

by

a

rating

age

ncy.

‘Credit

derivatives

(CDs)’

An

arrangement

whereby

the

credit

risk

of

an

asset

(the

reference

asset)

is

transferred

from

the

buyer

to
the

seller

of

the

protection.

‘Credit

impairment

charges’

Also

known

as

‘credit

impairment’.

Impairment

charges

on

loans

and

advances

to

customers

and

banks
and

impairment

charges

on

fair

value

through

other

comprehensive

income

assets

and

reverse

repurchase

agreements.

‘Credit

market

exposures’

Assets

and

other

instruments

relating

to

commercial

real

estate

and

leveraged

finance

businesses

that
have

been

significantly

impacted

by

the

deterioration

in

the

global

credit

markets.

The

exposures

include

positions

subject

to

fair
value

movements

in

the

Income

Statement,

positions

that

are

classified

as

loans

and

advances

and

available

for

sale

and

other
assets.
‘Credit

quality

step’

In

the

context

of

the

Standardised

Approach

to

calculating

credit

risk

RWAs,

a

“credit

quality

assessment

scale”
maps

the

credit

assessments

of

a

recognised

credit

rating

agency

or

export

credit

agency

to

credit

quality

steps

that

determine

the
risk

weight

to

be

applied

to

an

exposure.

‘Credit

Rating’
An

evaluation

of

the

creditworthiness

of

an

entity

seeking

to

enter

into

a

credit

agreement.

‘Credit

risk’

The

risk

of

loss

to

Barclays

from

the

failure

of

clients,

customers

or

counterparties,

including

sove

reigns,

to

fully

honour
their

obligations

to

Barclays,

including

the

whole

and

timely

payment

of

principal,

interest,

collateral

and

other

receivables.

In

the
context

of

RWAs,

it

is

the

component

of

RWAs

that

represents

the

risk

of

loss

in

loans

and

advanc

es

and

similar

transactions
resulting

from

the

default

of

the

counterparty.
‘Credit

risk

mitigation’

A

range

of

techniques

and

strategies

to

actively

mitigate

credit

risks

to

which

the

bank

is

exposed.

These

can
be

broadly

divided

into

three

types;

collate

ral,

netting

and

set-off,

and

risk

transfer.

‘Credit

spread’

The

premium

over

the

benchmark

or

risk-free

rate

required

by

the

market

to

accept

a

lower

credit

quality.

‘Credit

Valuation

Adjustment

(CVA)’

The

difference

between

the

risk-free

value

of

a

portfolio

of

trades

and

the

market

value

which
takes

into

account

the

counterparty’s

risk

of

default.

The

CVA

therefore

represents

an

estimate

of

the

adjustment

to

fair

value

that
a

market

participant

would

make

to

incorporate

the

credit

risk

of

the

counterpa

rty

due

to

any

failure

to

perform

on

contractual
agreements.

‘CRR

leverage

exposure’

Is

calculated

in

accordance

with

article

429

as

per

the

CRR.
‘CRR

leverage

ratio’
Is

calculated

using

the

CRR

definition

of

Tier

1

capital

for

the

numerator

and

the

CRR

definition

of

leverage
exposure

as

the

denominator.

‘Customer

assets’

Represents

loans

and

advances

to

customers.

Average

balances

are

calculated

as

the

sum

of

all

daily

balances

for
the

year

to

date

divided

by

number

of

days

in

the

year

to

date.

‘Customer

deposits’

In

the

context

of

the

Liquidity

Risk

section,

money

deposited

by

all

individuals

and

companies

that

are

not
credit

institutions.

Such

funds

are

recorded

as

liabilities

in

the

Barclays

Group’s

balance

sheet

under

deposits

at

amortised

cost.

‘Customer

liabilities’

See

‘Customer

deposits’.

‘Daily

Value

at

Risk

(DVaR)’

An

estimate

of

the

potential

loss

which

might

arise

from

market

movements

under

normal

market
conditions,

if

the

current

positions

were

to

be

held

unchanged

for

one

business

day,

measured

to

a

specified

confidence

level.

‘DBRS’

A

credit

rating

agency.

‘Debit

Valuation

Adjustment

(DVA)’

The

opposite

of

Credit

Valuation

Adjustment

(CVA).

It

is

the

difference

between

the

risk-free
value

of

a

portfolio

of

trades

and

the

market

val

ue

which

takes

into

account

the

Barclays

Group’s

risk

of

default.

The

DVA,

Glossary

of

Terms

  104

therefore,

represents

an

estimate

of

the

adjustment

to

fair

value

that

a

market

participant

would

make

to

incorporate

the

credit
risk

of

the

Barclays

Group

due

to

any

failure

to

perform

on

contractual

obligations.

The

DVA

decreases

the

value

of

a

liability

to
take

into

account

a

reduction

in

the

remaining

balance

that

would

be

settled

should

the

Barclays

Group

default

or

not

perform

any
contractual

obligations.

‘Debt

buybacks’

Purchases

of

the

Barclays

Group’s

issued

debt

securities,

including

equity

accounted

instruments,

leading

to

their
de-recognition

from

the

balance

sheet.

‘Debt

securities

in

issue’

Transferable

securities

evidencing

indebtedness

of

the

Barclays

Group.

These

are

liabilities

of

the

Barclays
Group

and

include

certificates

of

deposit

and

commercial

paper.

‘Default

grades’

Barclays

Group

classify

ranges

of

default

probabilities

into

a

set

of

21

intervals

called

default

grades,

in

order

to
distinguish

differences

in

the

probability

of

default

risk.
‘Default

fund

contributions’

The

amount

of

contribution

made

by

members

of

a

central

counterparty

(CCP).

All

members

are
required

to

contribute

to

this

fund

in

advance

of

using

a

CCP.

The

default

fund

can

be

used

by

the

CCP

to

cover

losses

incurred

by
the

CCP

where

losses

are

greate

r

than

the

margins

provided

by

that

member.

‘Derivatives

netting’

Adjustments

applied

across

asset

and

liability

mark-to

-market

derivative

positions

pursuant

to

legally
enforceable

bilateral

netting

agreements

and

eligible

cash

collateral

received

in

derivative

transactions

that

meet

the

requirements
of

BCBS

270.
‘Diversification

effect’

Reflects

the

fact

the

risk

of

a

diversified

portfolio

is

smaller

than

the

sum

of

the

risks

of

its

constituent

parts.
It

is

measured

as

the

sum

of

the

individual

asset

class

DVaR

estimates

less

the

total

DVaR.

‘Dodd-Frank

Act

(DFA)’

The

US

Dodd-Frank

Wall

Street

Reform

and

Consumer

Protection

Act

of

2010.

‘Economic

Value

of

Equity

(EVE)’

A

measure

of

the

potential

change

in

value

of

expected

future

cash

flows

due

to

an

adverse
interest

rate

movement,

based

on

existing

balance

sheet

run-off

profile.
'Effective

Expected

Positive

Exposure

(EEPE)'

The

weighted

average

over

time

of

effective

expected

exposure.

The

weights

are

the
proportion

that

an

individual

exposure

represents

of

the

entire

exposure

horizon

time

interval.
‘Eligible

liabilities’
Liabilities

and

capital

instruments

that

are

eligible

to

meet

MREL

that

do

not

already

qualify

as

own

funds.

‘Encumbrance’
The

use

of

assets

to

secure

liabilities,

such

as

by

way

of

a

lien

or

charge.

‘Enterprise

Risk

Management

Framework

(ERMF)’

Barclays

Group

risk

management

responsibilities

are

laid

out

in

the

Enterprise
Risk

Management

Framework,

which

describes

how

Barclays

identifies

and

manages

risk.

The

framework

identifies

the

principal
risks

faced

by

the

Barclays

Group;

sets

out

risk

appetite

requirements;

sets

out

roles

and

responsibilities

for

risk

management;

and
sets

out

risk

committee

structure.
‘Equities’

Trading

businesses

encompassing

Cash

Equities,

Equity

Derivatives

&

Equity

Financing
‘Equity

and

stock

index

derivatives’

Derivatives

whose

value

is

derived

from

equity

securities.

This

category

includes

equity

and
stock

index

swaps

and

options

(including

warrants,

which

are

equity

options

listed

on

an

exchange).

The

Barclays

Group

also

enters
into

fund-linked

derivatives,

being

swaps

and

options

whose

underlyings

include

mutual

funds,

hedge

funds,

indices

and

multi-
asset

portfolios.

An

equity

swap

is

an

agreement

between

two

parties

to

exchange

periodic

payments,

based

upon

a

notional
principal

amount,

with

one

side

paying

fixed

or

floating

interest

and

the

other

side

paying

based

on

the

actual

return

of

the

stock

or
stock

index.

An

equity

option

provides

the

buyer

with

the

right,

but

not

the

obligation,

either

to

purchase

or

sell

a

specified

stock,
basket

of

stocks

or

stock

index

at

a

specified

price

or

level

on

or

before

a

specified

date.

‘Equity

risk’

In

the

context

of

trading

book

capital

requirements,

the

risk

of

change

in

market

value

of

an

equity

investment.

‘Equity

structural

hedge’

An

interest

rate

hedge

in

place

to

reduce

earnings

volatility

of

the

overnight

/

short

term

equity
investment

and

to

smoothen

the

income

over

a

medium/long

term.

‘EU

Risk

Reduction

Measure

package’
A

collection

of

amending

Regulations

and

Directives

that

update

core

EU

regulatory

texts

and
which

came

into

force

on

27

June

2019.

‘Euro

Interbank

Offered

Rate

(EURIBOR)’

A

benchmark

interest

rate

at

which

banks

can

borrow

funds

from

other

banks

in

the
European

interbank

market.

‘Europe’

Geographic

segment

comprising

countries

in

which

Barclays

operates

within

the

EU

(excluding

UK),

Northern

Continental
and

East

ern

Europe.

‘European

Banking

Authority

(EBA)’

The

European

Banking

Authority

(EBA)

is

an

independent

EU

Authority

which

works

to

ensure
effective

and

consistent

prudential

regulation

and

supervision

across

the

European

banking

sector.

Its

overall

objectives

are

to
maintain

financial

stability

in

the

EU

and

to

safeguard

the

integrity,

efficiency

and

orderly

functioning

of

the

banking

sector.

Glossary

of

Terms

  105

‘European

Securities

and

Markets

Authority

(ESMA)’
An

independent

European

Supervisory

Authority

with

the

remit

of

enhancing
the

protection

of

investors

and

reinforcing

stable

and

well-functioning

financial

markets

in

the

European

Union.

‘Eurozone’
Represents

the

19

European

Union

countries

that

have

adopted

the

euro

as

their

common

currency.

The

19

countries
are

Austria,

Belgium,

Cyprus,

Estonia,

Finland,

France,

Germany,

Greece,

Ireland,

Italy,

Latvia,

Lithuania,

Luxembourg,

Malta,
Netherlands,

Portugal,

Slovakia,

Slovenia

and

Spain.
‘Expected

Credit

Losses

(ECL)’

A

present

value

measure

of

the

cred

it

losses

expected

to

result

from

default

events

that

may

occur
during

a

specified

period

of

time.

ECLs

must

reflect

the

present

value

of

cash

shortfalls,

and

must

reflect

the

unbiased

and
probability

weighted

assessment

of

a

range

of

outcomes.

‘Expected

Losses’

A

regulatory

measure

of

anticipated

losses

for

exposures

captured

under

an

internals

ratings

based

credit

risk
approach

for

capital

adequacy

calculations.

It

is

measured

as

the

Barclays

Group's

modelled

view

of

anticipated

losses

based

on
Probability

of

Default

(PD),

Loss

Given

Default

(LGD)

and

Exposure

at

Default

(EAD),

with

a

one-year

time

horizon.
’Expert

lender

models’

Models

of

risk

measures

that

are

used

for

parts

of

the

portfolio

where

the

risk

drivers

are

specific

to

a
particular

counterpa

rty,

but

where

there

is

insufficient

data

to

support

the

construction

of

a

statistical

model.

These

models

utilise
the

knowledge

of

credit

experts

that

have

in

depth

experience

of

the

specific

customer

type

being

modelled.
‘Exposure’
Generally

refers

to

positions

or

actions

taken

by

the

bank,

or

consequences

thereof,

that

may

put

a

certain

amount

of

a
bank’s

resources

at

risk.
‘Exposure

at

Default

(EAD)’

The

estimation

of

the

extent

to

which

Barclays

Group

may

be

exposed

to

a

customer

or

counterparty

in
the

event

of,

and

at

the

time

of,

that

counterparty’s

default.

At

default,

the

customer

may

not

have

drawn

the

loan

fully

or

may
already

have

repaid

some

of

the

principal,

so

that

exposure

may

be

less

than

the

approved

loan

limit.
‘External

Credit

Assessment

Institutions

(ECAI)’
Institutions

whose

credit

assessments

may

be

used

by

credit

institutions

for

the
determination

of

risk

weight

exposures

according

to

CRR.
‘Federal

Reserve

Board

(FRB)’
Is

the

governing

board

of

the

Federal

Reserve

System

of

the

US,

in

charge

of

making

the
country's

monetary

policy.

'FICC'
Represents

Macro

(including

rates

and

currency),

Credit

and

Securitised

products.

'Financial

Policy

Committee

(FPC)'

The

Bank

of

England’s

Financial

Policy

Committee

(FPC)

identifies,

monitors

and

takes

action

to
remove

or

reduce

systemic

risks

with

a

view

to

protecting

and

enhancing

the

resilience

of

the

UK

financial

system.

The

FPC

also

has
a

secondary

objective

to

support

the

economic

policy

of

the

UK

Gove

rnment.
‘F-IRB’/

'Foundation-Internal

Ratings

Based’

See

‘Internal

Ratings

Based

(IRB)’.

‘Financial

Conduct

Authority

(FCA)’

The

statutory

body

responsible

for

conduct

of

business

regulation

and

supervision

of

UK
authorised

firms.

The

FCA

also

has

responsibility

for

the

prudential

regulation

of

firms

that

do

not

fall

within

the

PRA’s

scope.

‘Financial

Services

Compensation

Scheme

(FSCS)’

The

UK’s

fund

for

compensation

of

authorised

financial

services

firms

that

are
unable

to

pay

claims.

‘Financial

collateral

comprehensive

method

(FCCM)’

A

counterparty

credit

risk

exposure

calculation

approach

which

applies
volatility

adjustments

to

the

market

value

of

exposure

and

collateral

when

calculating

RWA

values.
‘Financial

Stability

Board

(FSB)’
An

international

body

that

monitors

and

makes

recommendations

about

the

global

financial
system.

It

promotes

international

financial

stability

by

coordinating

national

financial

authorities

and

international

standard

-

setting
bodies

as

they

work

toward

developing

strong

regulatory,

supervisory

and

other

financial

sector

policies.

It

fosters

a

level

playing
field

by

encouraging

coherent

implementation

of

these

policies

across

sectors

and

jurisdictions.

‘Fitch’

A

credit

rating

agency.

‘Forbearance

Programmes’

Forbearance

programmes

to

assist

customers

in

financial

difficulty

through

agreements

to

accept

less
than

contractual

amounts

due

where

financial

distress

would

otherwise

prevent

satisfactory

repayment

within

the

original

terms
and

conditions

of

the

cont

ract.

These

agreements

may

be

initiated

by

the

customer,

Barclays

or

a

third

party

and

include

approved
debt

counselling

plans,

minimum

due

reductions,

interest

rate

concessions

and

switches

from

capital

and

interest

repayments

to
interest

-only

payments.

‘Foreclosures

in

Progress’
The

process

by

which

the

bank

initiates

legal

action

against

a

customer

with

the

intention

of

terminating
a

loan

agreement

whereby

the

bank

may

repossess

the

property

subject

to

local

law

and

recover

amounts

it

is

owed.

‘Foreign

exchange

derivatives’

The

Barclays

Group’s

principal

exchange

rate

-related

cont

racts

are

forward

foreign

exchange
contracts,

currency

swaps

and

currency

options.

Forward

foreign

exchange

contracts

are

agreements

to

buy

or

sell

a

specified
quantity

of

foreign

currency,

usually

on

a

specified

future

date

at

an

agreed

rate.

Currency

swa

ps

generally

involves

the

exchange,
or

notional

exchange,

of

equivalent

amounts

of

two

currencies

and

a

commitment

to

exchange

interest

periodically

until

the
principal

amounts

are

re

-exchanged

on

a

future

date.

Currency

options

provide

the

buyer

with

the

right,

but

not

the

obligation,
either

to

purchase

or

sell

a

fixed

amount

of

a

currency

at

a

specified

exchange

rate

on

or

before

a

future

date.

As

compensation

for
assuming

the

option

risk,

the

option

writer

generally

receives

a

premium

at

the

start

of

the

option

period.

Glossary

of

Terms

  106

‘Foreign

exchange

risk’

In

the

context

of

DVaR,

the

impact

of

changes

in

foreign

exchange

rates

and

volatilities.

‘Full

time

equivalent’

Full

time

equivalent

units

are

the

on-job

hours

paid

for

employee

services

divided

by

the

number

of

ordinary-
time

hours

normally

paid

for

a

full-time

staff

member

when

on

the

job

(or

contract

employees

where

applicable).

‘Fully

loaded’

When

a

measure

is

presented

or

described

as

being

on

a

fully

loaded

basis,

it

is

calculated

without

applying

t

he
transitional

provisions

set

out

in

Part

Ten

of

CRR.

‘Funded

credit

protection’

Is

a

technique

of

credit

risk

mitigation

where

the

reduction

of

the

credit

risk

on

the

exposure

of

an
institution

derives

from

the

right

of

that

institution,

in

the

event

of

the

default

of

the

counterparty

or

on

the

occurrence

of

other
specified

credit

events

relating

to

the

counterparty,

to

liquidate,

or

to

obtain

transfer

or

appropriation

of,

or

to

retain

certain

assets
or

amounts,

or

to

reduce

the

amount

of

the

exposure

to,

or

to

replace

it

with,

the

amount

of

the

difference

between

the

amount

of
the

exposure

and

the

amount

of

a

claim

on

the

institution.
‘Gains

on

acquisitions’

The

amount

by

which

the

acquirer’s

interest

in

the

net

fair

value

of

the

identifiable

assets,

liabilities

and
contingent

liabilities,

recognised

in

a

business

combination,

exceeds

the

cost

of

the

combination.

‘General

Data

Protection

Regulation

(GDPR)’
GDPR

(Regulation

(EU)

2016/679)

is

a

regulation

by

which

the

European

Parliament,
the

Council

of

the

European

Union

and

the

European

Commission

intend

to

strengthen

and

unify

data

protection

for

all

individuals
within

the

European

Union.

‘General

market

risk’

The

risk

of

a

price

change

in

a

financial

instrument

due

to

a

change

in

level

of

interest

rates

or

owing

to

a
broad

equity

market

movement

unrelated

to

any

specific

attributes

of

individual

securities.
‘Global

-Systemically

Important

Banks

(G-SIBs

or

G-SIIs)’

Global

financial

institutions

whose

size,

complexity

and

systemic
interconnectedness,

mean

that

their

distress

or

failure

would

cause

significant

disruption

to

the

wider

financial

system

and
economic

activity.

The

Financial

Stability

Board

and

the

Basel

Committee

on

Banking

Supervision

publish

a

list

of

globally
systemically

important

banks.

‘G

-SII

additional

leverage

ratio

buffer

(G-SII

ALRB)’
A

macroprudential

buffer

that

applies

to

globally

systemically

important

banks
(G-SIBs)

and

other

major

domestic

UK

banks

and

building

societies,

including

banks

that

are

subject

to

ring-fencing

require

ments.
The

G-SII

ALRB

will

be

calibrated

as

35%

(on

a

phased

basis)

of

the

combined

systemic

risk

buffers

that

applies

to

the

bank.
‘GSII

Buffer’
Common

Equity

Tier

1

capital

required

to

be

held

under

CRD

to

ensure

that

G-

SIBs

build

up

surplus

capital

to
compensate

for

the

systemic

risk

that

such

institutions

represent

to

the

financial

system.
’Grandfathering’

In

the

context

of

capital

resources,

the

phasing

in

of

the

application

of

instrument

eligibility

rules

which

allows

CRR
and

CRR

II

non-compliant

capital

instruments

to

be

included

in

regulatory

capital

subject

to

certain

thresholds

which

decrease

over
the

transitional

period.
‘Gross

charge-off

rates’

Represents

the

balances

charged

-off

to

recoveries

in

the

reporting

period,

expressed

as

a

percentage

of
average

outstanding

balances

excluding

balances

in

recoveries.

Charge-off

to

recoveries

generally

occurs

when

the

collections

focus
switches

from

the

collection

of

arrears

to

the

recovery

of

the

entire

outstanding

balance,

and

represents

a

fundamental

change

in
the

relationship

between

the

bank

and

the

customer.

This

is

a

measure

of

the

proportion

of

customers

that

have

gone

into

default
during

the

period.

‘Gross

write-off

rates’

Expressed

as

a

percentage

and

represents

balances

written

off

in

the

reporting

period

divided

by

gross

loans
and

advances

held

at

amortised

cost

at

the

balance

sheet

date.
‘Gross

new

lending’

New

lending

advanced

to

customers

during

the

period.

‘Guarantee’

Unless

otherwise

described,

an

undertaking

by

a

third

party

to

pay

a

creditor

should

a

debtor

fail

to

do

so.

It

is

a

form
of

credit

substitution.

‘Head

Office’

A

division

comprising

Brand

and

Marketing,

Finance,

Head

Office,

Human

Resources,

Internal

Audit,

Legal,
Compliance,

Risk,

Treasury

and

Tax

and

other

operations.

‘High-Net-Worth’

Businesses

within

Barclays

UK

and

Barclays

International

that

provide

banking

and

other

services

to

high

net
worth

customers.

‘High

Risk’
In

retail

banking,

‘High

Risk’

is

defined

as

the

subset

of

up-to

-date

customers

who,

either

through

an

event

or

observed
behaviour

exhibit

potential

financial

difficulty.

Where

appropriate,

these

customers

are

proactively

contacted

to

assess

whether
assistance

is

required.
‘Home

loan’

A

loan

to

purchase

a

residential

property.

The

property

is

then

used

as

collateral

to

guarantee

repayment

of

the

loan.
The

borrower

gives

the

lender

a

lien

against

the

property

and

the

lender

can

foreclose

on

the

property

if

the

borrower

does

not
repay

the

loan

per

the

agreed

terms.

Also

known

as

a

residential

mortgage.

‘IHC’

or

‘US

IHC’

Barclays

US

LLC,

the

intermediate

holding

company

established

by

Barclays

in

July

2016,

which

holds

most

of
Barclays’

subsidiaries

and

assets

in

the

US.

Glossary

of

Terms

  107

‘IMA’

/

'Internal

Model

Approach’
In

the

context

of

RWAs,

RWAs

for

which

the

exposure

amount

has

been

derived

via

the

use

of

a
PRA

approved

internal

market

risk

model.

‘IMM’

/

'Internal

Model

Method’
In

the

context

of

RWAs,

RWAs

for

which

the

exposure

amount

has

been

derived

via

the

use

of

a
PRA

approved

internal

counterparty

credit

risk

model.
‘Identified

Impairment

(II)’

Specific

impairment

allowances

for

financial

assets,

individually

estimated.
‘IFRS

9

transitional

arrangements’
Following

the

application

of

IFRS

9

as

of

1

January

2018,

Article

473a

of

CRR

permits

institutions
to

phase-in

the

impact

on

capital

and

leverage

ratios

of

the

impairment

requirements

under

the

new

accounting

standard.

‘Impairment

Allowances’

A

provision

held

on

the

balance

sheet

as

a

result

of

the

raising

of

a

charge

against

profit

for

expected
losses

in

the

lending

book.

An

impairment

allowance

may

either

be

identified

or

unidentified

and

individual

or

collective.

‘Income’

Total

income,

unless

otherwise

specified.

‘Incremental

Risk

Charge

(IRC)’
An

estimate

of

the

incremental

risk

arising

from

rating

migrations

and

defaults

for

traded

debt
instruments

beyond

what

is

already

captured

in

specific

market

risk

VaR

for

the

non-correlation

trading

portfolio.
‘Independent

Validation

Unit

(IVU)’
The

function

within

the

bank

responsible

for

independent

review,

challenge

and

approval

of

all
models.
‘Individual

liquidity

guidance

(ILG)’

Guidance

given

to

a

bank

about

the

amount,

quality

and

funding

profile

of

liquidity

resources
that

the

PRA

has

asked

the

bank

to

maintain.

‘Inflation

risk’

In

the

context

of

DVaR,

the

impact

of

changes

in

inflation

rates

and

volatilities

on

cash

instruments

and

derivatives.

‘Insurance

Risk’

The

risk

of

the

Barclays

Group’s

aggregate

insurance

premiums

received

from

policyholders

under

a

portfolio

of
insurance

contracts

being

inadequate

to

cover

the

claims

arising

from

those

policies.

‘Interchange’

Income

paid

to

a

credit

card

issuer

for

the

clearing

and

settlement

of

a

sale

or

cash

advance

transaction.
‘Interest

-only

home

loans’
Under

the

terms

of

these

loans,

the

customer

makes

payments

of

interest

only

for

the

entire

term

of

the
mortgage,

although

customers

may

make

early

repayments

of

the

principal

within

the

terms

of

their

agreement.

The

customer

is
responsible

for

repaying

the

entire

outstanding

principal

on

maturity,

which

may

require

the

sale

of

the

mortgaged

property.
‘Interest

rate

derivatives’

Derivatives

linked

to

interest

rates.

This

category

includes

interest

rate

swaps,

collars,

floors

options

and
swaptions.

An

interest

rate

swap

is

an

agreement

between

two

parties

to

exchange

fixed

rate

and

floating

rate

interest

by

means

of
periodic

payments

based

upon

a

notional

principal

amount

and

the

interest

rates

defined

in

the

contract.

Certain

agreements
combine

interest

rate

and

foreign

currency

swap

transactions,

which

may

or

may

not

include

the

exchange

of

principal

amounts.

A
basis

swap

is

a

form

of

interest

rate

swa

p,

in

which

both

parties

exchange

interest

payments

based

on

floating

rates,

where

the
floating

rates

are

based

upon

different

underlying

reference

indices.

In

a

forward

rate

agreement,

two

parties

agree

a

future
settlement

of

the

difference

between

an

agreed

rate

and

a

future

interest

rate,

applied

to

a

notional

principal

amount.

The
settlement,

which

generally

occurs

at

the

start

of

the

contract

period,

is

the

discounted

present

value

of

the

payment

that

would
otherwise

be

made

at

the

end

of

that

period.
‘Interest

rate

risk’

The

risk

of

interest

rate

volatility

adversely

impacting

the

Barclays

Group’s

net

interest

margin.

In

the

context

of
the

calculation

of

market

risk

DVaR,

measures

the

impact

of

changes

in

interest

(swap)

rates

and

volatilities

on

cash

instruments
and

derivatives.
‘Interest

rate

risk

in

the

banking

book

(IRRBB)’
The

risk

that

the

Barclays

Group

is

exposed

to

capital

or

income

volatility

because

of
a

mismatch

between

the

interest

rate

exposures

of

its

(non-traded)

assets

and

liabilities.
‘Internal

Assessment

Approach

(IAA)’
One

of

three

types

of

calculation

that

a

bank

with

permission

to

use

the

Internal

Ratings
Based

(IRB)

approach

may

apply

to

securitisation

exposures.

It

consists

of

mapping

a

bank's

internal

rating

methodology

for

credi

t
exposures

to

those

of

an

External

Credit

Assessment

Institution

(ECAI)

to

determine

the

appropriate

risk

weight

based

on

the
ratings

based

approach.

Its

applicability

is

limited

to

ABCP

programmes

related

to

liquidity

facilities

and

credit

enhancement.
‘Internal

Capital

Adequacy

Assessment

Process

(ICAAP)’
Companies

are

required

to

perform

a

formal

Internal

Capital

Adequacy
Assessment

Process

(ICAAP)

as

part

of

the

Pillar

2

requirements

(BIPRU)

and

to

provide

this

document

to

the

PRA

on

a

yearly

basis.
The

ICAAP

document

summarises

the

Barclays

Group’s

risk

management

framework,

including

approach

to

managing

all

risks

(i.e.
Pillar

1

and

non-Pillar

1

risks);

and,

the

Barclays

Group’s

risk

appetite,

economic

capital

and

stress

testing

frameworks.

‘Internal

Ratings

Based

(IRB)’

An

approach

under

the

CRR

framework

that

relies

on

the

bank’s

internal

models

to

derive

the

risk
weights.

The

IRB

approach

is

divided

into

two

alternative

applications,

Advanced

and

Foundation:

–
Advanced

IRB

(A-IRB):

the

bank

uses

its

own

estimates

of

probability

of

default

(PD),

loss

given

default

(LGD)

and

credit
conversion

factor

to

model

a

given

risk

exposure.

–
Foundation

IRB:

the

bank

applies

its

own

PD

as

for

Advanced,

but

it

uses

standard

parameters

for

the

LGD

and

the

credit
conversion

factor.

The

Foundation

IRB

approach

is

specifically

designed

for

wholesale

credit

exposures.

Hence

retail,
equity,

securitisation

positions

and

non-credit

obligations

asset

exposures

are

treated

under

standardised

or

A-IRB.

Glossary

of

Terms

  108

‘Investment

Bank’
The

Barclays

Group’s

investment

bank

which

consists

of

origination

led

and

returns

focused

markets

and

banking
business

which

forms

part

of

the

Corporate

and

Investment

Bank

segment

of

Barclays

International

.

‘Investment

Banking

Fees’

In

the

context

of

Investment

Bank

Analysis

of

Total

Income,

fees

generated

from

origination

activity
businesses

–

including

financial

advisory,

debt

and

equity

underwriting.

‘Investment

grade’

A

debt

security,

treasury

bill

or

similar

instrument

with

a

credit

rating

of

AAA

to

BBB

as

measured

by

external
credit

rating

agencies.

‘ISDA

Master

Agreement’

The

most

commonly

used

master

contract

for

OTC

derivative

transactions

internationally.

It

is

part

of

a
framework

of

documents,

designed

to

enable

OTC

derivatives

to

be

documented

fully

and

flexibly.

The

framework

consists

of

a
master

agreement,

a

schedule,

confirmations,

definition

booklets,

and

a

credit

support

annex.

The

ISDA

master

agreement

is
published

by

the

International

Swaps

and

Derivatives

Association

(ISDA).

‘Key

Risk

Scenarios

(KRS)’
Key

Risk

Scenarios

are

a

summary

of

the

extreme

potential

risk

exposure

for

each

Key

Risk

in

each
business

and

function,

including

an

assessment

of

the

potential

frequency

of

risk

events,

the

average

size

of

losses

and

three
extreme

scenarios.

The

Key

Risk

Scenario

assessments

are

a

key

input

to

the

Advanced

Measurement

Approach

calculation

of
regulatory

and

economic

capital

requirements.
‘Large

exposure’
A

large

exposure

is

defined

as

the

total

exposure

of

a

bank

to

a

counterparty

or

group

of

connected

clients,
whether

in

the

banking

book

or

trading

book

or

both,

which

in

aggregate

equals

or

exceeds

10%

of

the

bank's

eligible

capital.
‘Legal

risk’

The

risk

of

loss

or

imposition

of

penalties,

damages

or

fines

from

the

failure

of

the

Barclays

Group

to

meet

its

legal
obligations

including

regulatory

or

contractual

requirements.
‘Lending’
In

the

context

of

Investment

Bank

Analysis

of

Total

Income,

lending

income

includes

net

interest

income,

gains

or

losses
on

loan

sale

activity,

and

risk

management

activity

relating

to

the

loan

portfolio.
‘Letters

of

credit’

A

letter

typically

used

for

the

purposes

of

international

trade

guaranteeing

that

a

debtor’s

payment

to

a

creditor
will

be

made

on

time

and

in

full.

In

the

event

that

the

debtor

is

unable

to

make

payment,

the

bank

will

be

required

to

cover

the

full
or

remaining

amount

of

the

purchase.
‘Level

1

assets’
High

quality

liquid

assets

under

the

Basel

Committee’s

Liquidity

Coverage

Ratio

(LCR),

including

cash,

central

bank
reserves

and

higher

quality

government

securities.

‘Level

2

assets’

Under

the

Basel

Committee’s

Liquidity

Coverage

Ratio

high

quality

liquid

assets

(HQLA)

are

comprised

of

Level

1

and
Level

2

assets,

with

the

latter

comprised

of

Level

2A

and

Level

2B

assets.

Level

2A

assets

include,

for

example,

lower

quality
government

securities,

covered

bonds

and

corporate

debt

securities.

Level

2B

assets

include,

for

example,

lower

rated

corporate
bonds,

residential

mortgage

backed

securities

and

equities

that

meet

certain

conditions.
‘Lifetime

expected

credit

losses’

An

assessment

of

expected

losses

associated

with

default

events

that

may

occur

during

the

life

of
an

exposure,

reflecting

the

present

value

of

cash

shortfalls

over

the

remaining

expected

life

of

the

asset.
‘Lifetime

Probability’

The

likelihood

of

accounts

entering

default

during

the

expected

remaining

life

of

the

asset.
‘Liquidity

Coverage

Ratio

(LCR)’

The

ratio

of

the

stock

of

high

quality

liquid

assets

to

expected

net

cash

outflows

over

the

next

30
days.

High-

quality

liquid

assets

should

be

unencumbered,

liquid

in

markets

during

a

time

of

stress

and,

ideally,

be

central

bank
eligible.

These

include,

for

example,

cash

and

claims

on

central

governments

and

central

banks.

‘Liquidity

Pool’

The

Barclays

Group

liquidity

pool

comprises

cash

at

central

banks

and

highly

liquid

collateral

specifically

held

by

the
Barclays

Group

as

a

contingency

to

enable

the

bank

to

meet

cash

outflows

in

the

event

of

stressed

market

conditions.

‘Liquidity

Risk’
The

risk

that

the

Barclays

Group

is

unable

to

meet

its

contractual

or

contingent

obligations

or

that

is

does

not

have
the

appropriate

amount,

tenor

and

composition

of

funding

and

liquidity

to

support

its

assets.

‘Liquidity

risk

appetite

(LRA)’

The

level

of

liquidity

risk

that

the

Barclays

Group

chooses

to

take

in

pursuit

of

its

business

objectives
and

in

meeting

its

regulatory

obligations.
‘Liquidity

Risk

Management

Framework

(the

Liquidity

Framework)’
The

Liquidity

Risk

Management

Framework

(the

Liquidity
Framework),

which

is

sanctioned

by

the

Board

Risk

Committee

(BRC)

and

which

incorporates

liquidity

policies,

systems

and

controls
that

the

Barclays

Group

has

implemented

to

manage

liquidity

risk

within

tolerances

approved

by

the

Board

and

regulatory
agencies.
‘Litigation

and

conduct

charges’

or

‘Litigation

and

conduct’
Litigation

and

conduct

charges

include

regulatory

fines,

litigation
settlements

and

conduct

related

customer

redress.
‘Loan

loss

rate’

Quoted

in

basis

points

and

represents

total

annualised

impairment

charges

divided

by

gross

loans

and

advances
held

at

amortised

cost

at

the

balance

sheet

date.
‘Loan

to

deposit

ratio’

Loans

and

advances

at

amortised

costs

divided

by

deposits

at

amortised

cost.

Glossary

of

Terms

  109

‘Loan

to

value

(LTV)

ratio’

Expresses

the

amount

borrowed

against

an

asset

(i.e.

a

mortgage)

as

a

percentage

of

the

appraised

value
of

the

asset.

The

ratios

are

used

in

determining

the

appropriate

level

of

risk

for

the

loan

and

are

generally

reported

as

an

average
for

new

mortgages

or

an

entire

portfolio.

Also

see

‘Marked

to

market

(MTM)

LTV

ratio.’

‘London

Interbank

Offered

Rate

(LIBOR)’

A

benchmark

interest

rate

at

which

banks

can

borrow

funds

from

other

banks

in

the
London

interbank

market.

‘Loss

Given

Default

(LGD)’

The

percentage

of

Exposure

at

Default

(EAD)

(defined

above)

that

will

not

be

recovered

following
default.

LGD

comprises

the

actual

loss

(the

part

that

is

not

expected

to

be

recovered),

together

with

the

economic

costs

associated
with

the

recovery

process.

‘Management

VaR’

A

measure

of

the

potential

loss

of

value

arising

from

unfavourable

market

movements

at

a

specific

conf

idence
level,

if

current

positions

were

to

be

held

unchanged

for

predefined

period.

Corporate

and

Investment

Bank

uses

Management

VaR
with

a

two

-year

equally

weighted

historical

period,

at

a

95%

confidence

level,

with

a

one

day

holding

period.

‘Mandatory

break

clause’

In

the

context

of

counterparty

credit

risk,

a

contract

clause

that

means

a

trade

will

be

ended

on

a
particular

date.
‘Marked

to

market

approach’

A

counterparty

credit

risk

exposure

calculation

approach

which

uses

the

current

mark

to

market
va

lue

of

derivative

positions

as

well

as

a

potential

future

exposure

add-on

to

calculate

an

exposure

to

which

a

risk

weight

can

be
applied.

This

is

also

known

as

the

Current

Exposure

Method.
‘Marked

to

market

(MTM)

LTV

ratio’

The

loan

amount

as

a

percentage

of

the

current

value

of

the

asset

used

to

secure

the

loan.
Also

see

‘Balance

weighted

Loan

to

Value

(LTV)

ratio’

and

‘Valuation

weighted

Loan

to

Value

(LTV)

ratio.’
‘Market

risk’

The

risk

of

loss

arising

from

potential

adverse

changes

in

the

value

of

the

Barclays

Group’s

assets

and

liabilities

from
fluctuation

in

market

variables

including,

but

not

limited

to,

interest

rates,

foreign

exchange,

equity

prices,

commodity

prices,
credit

spreads,

implied

volatilities

and

asset

correlations.

‘Master

netting

agreements’

An

agreement

that

provides

for

a

single

net

settlement

of

all

financial

instruments

and

collateral
covered

by

the

agreement

in

the

event

of

the

counterparty’s

default

or

bankruptcy

or

insolvency,

resulting

in

a

reduced

exposure.
‘Master

trust

securitisation

programmes’

A

securitisation

structure

where

a

trust

is

set

up

for

the

purpose

of

acquiring

a

pool

of
receivables.

The

trust

issues

multiple

series

of

securities

backed

by

these

receivables.
‘Material

Risk

Takers

(MRTs)’
Categories

of

staff

whose

professional

activities

have

or

are

deemed

to

have

a

material

impact

on
Barclays’

risk

profile,

as

determined

in

accordance

with

the

European

Banking

Authority

regulatory

technical

standard

on

the
identification

of

such

staff.
‘Maximum

Distributable

Amount

(MDA)’
The

MDA

is

a

factor

representing

the

available

distributable

profit

whilst

remaining

in
excess

of

its

combined

buffer

requirement.

CRD

IV

places

restrictions

on

a

bank’s

dividend

decisions

depending

on

its

proximity

to
meeting

the

buffer.
‘Medium-Term

Notes’

Corporate

notes

(or

debt

securities)

continuously

offered

by

a

company

to

investors

through

a

dealer.
Investors

can

choose

from

differing

maturities,

ranging

from

nine

months

to

30

years.

They

can

be

issued

on

a

fixed

or

floating
coupon

basis

or

with

an

exotic

coupon;

with

a

fixed

maturity

date

(non-callable)

or

with

embedded

call

or

put

options

or

early
repayment

triggers.

MTNs

are

most

generally

issued

as

senior,

unsecured

debt.
‘Methodology

and

policy’
In

the

context

of

the

Capital

Risk

section,

the

effect

on

RWAs

of

methodology

changes

driven

by
regulatory

policy

changes.

‘MiFID

II’
The

Markets

in

Financial

Instruments

Directive

2004/39/EC

(known

as

"MiFID"

I)

as

subsequently

amended

to

MiFID

II

is

a
European

Union

law

that

provides

harmonised

regulation

for

investment

services

across

the

31

member

states

of

the

European
Economic

Area.

‘Minimum

requirement

for

own

funds

and

eligible

liabilities

(MREL)’

A

European

Union

wide

requirement

under

the

Bank

Recovery
and

Resolution

Directive

for

all

European

banks

and

investment

banks

to

hold

a

minimum

level

of

equity

and/or

loss

absorbing
eligible

liabilities

to

ensure

the

operation

of

the

bail-in

tool

to

absorb

losses

and

recapitalise

an

institution

in

resolution.

An
institution’s

MREL

requirement

is

set

by

its

resolution

authority.

Amendments

in

the

EU

Risk

Reduction

Measure

package

are
designed

to

align

MREL

and

TLAC

for

EU

G-SIBs.
‘Model

risk’
The

risk

of

the

potential

adverse

consequences

from

financial

assessments

or

decisions

based

on

incorrect

or

misused
model

outputs

and

reports.

‘Model

updates’
In

the

context

of

the

Capital

Risk

section,

changes

in

RWAs

caused

by

model

implementation,

changes

in

model
scope

or

any

changes

required

to

address

model

malfunctions.

‘Model

validation’

Process

through

which

models

are

independently

challenged,

tested

and

verified

to

prove

that

they

have

been
built,

implemented

and

used

correctly,

and

that

they

continue

to

be

fit-for

-purpose.

‘Modelled—VaR’

In

the

context

of

RWAs,

Market

risk

calculated

using

value

at

risk

models

laid

down

by

the

CRR

and

supervised

by
the

PRA.

Glossary

of

Terms

  110

‘Money

market

funds’

Investment

funds

typically

invested

in

short-term

debt

securities.

‘Monoline

derivatives’

Derivatives

with

a

monoline

insurer

such

as

credit

default

swaps

referencing

the

underlying

exposures

held.
‘Moody’s’

A

credit

rating

agency.

‘Mortgage

Servicing

Rights

(MSR)’
A

contractual

agreement

in

which

the

right

to

service

an

existing

mortgage

is

sold

by

the

original
lender

to

another

party

that

specialises

in

the

various

functions

involved

with

servicing

mortgages.
‘Multilateral

development

banks’

Financial

institutions

created

for

the

purposes

of

development,

where

membership

transcends
national

boundaries.

‘National

discretion’

Discretions

in

CRD

given

to

member

states

to

allow

the

local

regulator

additional

powers

in

the

application

of
certain

CRD

rules

in

its

jurisdiction.

‘Net

asset

value

per

share’

Calculated

by

dividing

shareholders’

equity,

excluding

non-controlling

interests

and

other

equity
instruments,

by

the

number

of

issued

ordinary

shares.

‘Net

interest

income

(NII)’

The

difference

between

interest

income

on

assets

and

interest

expense

on

liabilities.

‘Net

interest

margin

(NIM)’

Annualised

net

interest

income

divided

by

the

sum

of

average

customer

assets.
‘Net

investment

income’

Changes

in

the

fair

value

of

financial

instruments

designated

at

fair

value,

dividend

income

and

the

net
result

on

disposal

of

available

for

sale

assets.

‘Net

Stable

Funding

Ratio

(NSFR)’

The

ratio

of

available

stable

funding

to

required

stable

funding

over

a

one

year

time

horizon,
assuming

a

stressed

scenario.

The

ratio

is

required

to

be

over

100%.

Available

stable

funding

would

include

such

items

as

equity
capital,

preferred

stock

with

a

maturity

of

over

1

year,

or

liabilities

with

a

maturity

of

over

1

year.

The

required

amount

of

stable
funding

is

calculated

as

the

sum

of

the

value

of

the

assets

held

and

funded

by

the

institution,

multiplied

by

a

specific

required
stable

funding

(RSF)

factor

assigned

to

each

particular

asset

type,

added

to

the

amount

of

potential

liquidity

exposure

multiplied

by
its

associated

RSF

factor.

‘Net

trading

income’

Gains

and

losses

arising

from

trading

positions

which

are

held

at

fair

value,

in

respect

of

both

market

-making
and

customer

business,

together

with

interest,

dividends

and

funding

costs

relating

to

trading

activities.
‘Net

write-off

rate’

Expressed

as

a

percentage

and

represent

s

balances

written

off

in

the

reporting

period

less

any

post

write-off
recoveries

divided

by

gross

loans

and

advances

held

at

amortised

cost

at

the

balance

sheet

date.
‘Net

written

credit

protection’

In

the

context

of

leverage

exposure,

the

net

notional

va

lue

of

credit

derivatives

protection

sold

and
credit

derivatives

protection

bought.

‘New

bookings’
The

total

of

the

original

balance

on

accounts

opened

in

the

reporting

period,

including

any

applicable

fees

and
charges

included

in

the

loan

amount.
‘Non-asset

backed

debt

instruments’

Debt

instruments

not

backed

by

collateral,

including

government

bonds;

US

agency

bonds;
corporate

bonds;

commercial

paper;

certificates

of

deposit;

convertible

bonds;

corporate

bonds

and

issued

notes.

‘Non-model

method

(NMM)’

In

the

context

of

RWAs,

Counterparty

credit

risk,

RWAs

where

the

exposure

amount

has

been

derived
through

the

use

of

CRR

norms,

as

opposed

to

an

internal

model.

‘Non-Traded

Market

Risk’
The

risk

that

the

current

or

future

exposure

in

the

banking

book

(i.e.

non-traded

book)

will

impact

bank's
capital

and/or

earnings

due

to

adverse

movements

in

Interest

or

foreign

exchange

rates.
‘Non-Traded

VaR’
Reflects

the

volatility

in

the

value

of

the

fair

value

through

other

comprehensive

income

(FVOCI)

investments

in
the

liquidity

pool

which

flow

directly

through

capital

via

the

FVOCI

reserve.

The

underlying

methodology

to

calculate

non-traded
VaR

is

similar

to

Traded

Management

VaR,

but

the

two

measures

are

not

directly

comparable.

The

Non-Traded

VaR

repre

sents

the
volatility

to

capital

driven

by

the

FVOCI

exposures.

These

exposures

are

in

the

banking

book

and

do

not

meet

the

criteria

for

trading
book

treatment.

‘Notch’

A

single

unit

of

measurement

in

a

credit

rating

scale.

‘Notional

amount’
The

nominal

or

face

amount

of

a

financial

instrument,

such

as

a

loan

or

a

derivative,

that

is

used

to

calculate
payments

made

on

that

instrument.

‘Open

Banking’
The

Payment

Services

Directive

(PSD2)

and

the

Open

API

standards

and

data

sharing

remedy

imposed

by

the

UK
Competition

and

Markets

Authority

following

its

Retail

Banking

Market

Investigation

Order.
‘Operating

leverage’

Operating

expenses

compared

to

total

income

less

credit

impairment

charges

and

other

provisions.

‘Operational

risk’

The

risk

of

loss

to

the

bank

from

inadequate

or

failed

processes

or

systems,

human

factors

or

due

to

external
events

(for

example,

fraud)

where

the

root

cause

is

not

due

to

credit

or

market

risks.

Glossary

of

Terms

  111

‘Operational

Riskdata

eXchange

(ORX)’

The

Operational

Riskdata

eXchange

Association

(ORX)

is

a

not

-for

-profit

industry

association
dedicated

to

advancing

the

measurement

and

management

of

operational

risk

in

the

global

financial

services

industry.

Barclays

is

a
member

of

ORX.
‘Origination

led’

Focus

on

high

margin,

low

capital

fee

based

activities

and

related

hedging

opportunities.

‘OSII’
Other

systemically

important

institutions

are

institutions

that

are

deemed

to

create

risk

to

financial

stability

due

to

their
systemic

importance.

‘Over

-the-counter

(OTC)

derivatives’

Derivative

contracts

that

are

traded

(and

privately

negotiated)

directly

between

two

parties.
They

offer

flexibility

because,

unlike

standardised

exchange

-traded

products,

they

can

be

tailored

to

fit

specific

needs.
‘Overall

capital

requirement’

The

overall

capital

requirement

is

the

sum

of

capital

required

to

meet

the

total

of

a

Pillar

1
requirement,

a

Pillar

2A

requirement,

a

Global

Systemically

Important

Institution

(G-

SII)

buffer,

a

Capital

Conservation

Buffer

(CCB)
and

a

Countercyclical

Capital

Buffer

(CCyB).

‘Own

credit’

The

effect

of

changes

in

the

Barclays

Group’s

own

credit

standing

on

the

fair

value

of

financial

liabilities.

‘Owner

occupied

mortgage’
A

mortgage

where

the

intention

of

the

customer

was

to

occupy

the

property

at

origination.

‘Own

funds’
The

sum

of

Tier

1

and

Tier

2

capital.
‘Past

due

items’
Refers

to

loans

where

the

borrower

has

failed

to

make

a

payment

when

due

under

the

terms

of

the

loan

contract.

‘Payment

Protection

Insurance

(PPI)

redress’

Provision

for

the

settlement

of

PPI

miss-selling

claims

and

related

claims

management
costs.
‘Pension

Risk’
The

risk

of

the

Barclays

Group’s

earnings

and

capital

being

adversely

impacted

by

the

Barclays

Group’s

defined
benefit

obligations

increasing

or

the

value

of

the

assets

backing

these

defined

benefit

obligations

decreasing

due

to

changes

in

both
the

level

and

volatility

of

prices.

‘Performance

costs’

The

accounting

charge

recognised

in

the

period

for

performance

awards.

For

deferred

incentives

and

long-
term

incentives,

the

accounting

charge

is

spread

over

the

relevant

periods

in

which

the

employee

delivers

service.

‘Personal

Banking’
Offers

retail

advice,

products

and

services

to

community

and

premier

customers

in

the

UK.

‘Period

end

allocated

tangible

equity’

Allocated

tangible

equity

is

calculated

as

13.0%

(2018:

13.0%)

of

RWAs

for

each

business,
adjusted

for

capital

deductions,

excluding

goodwill

and

intangible

assets,

reflecting

assumptions

the

Barclays

Group

uses

for

capital
planning

purposes.

Head

Office

allocated

tangible

equity

represents

the

difference

between

the

Barclays

Group’s

tangible
shareholders’

equity

and

the

amounts

allocated

to

businesses.

‘Pillar

1

requirements’
The

minimum

regulatory

capital

requirements

to

meet

the

sum

of

credit

(including

counterparty

credit),
market

and

operational

risk.
‘Pillar

2A

requirements’
The

additional

regulatory

capital

requirement

to

meet

risks

not

captured

under

Pillar

1

requirements.

This
requirement

is

the

outc

ome

of

the

bank’s

Internal

Capital

Adequacy

Assessment

Process

(ICAAP)

and

the

complementary
supervisory

review

and

evaluation

carried

out

by

the

PRA.

‘Post

-model

adjustment

(PMA)’

In

the

context

of

Basel

models,

a

PMA

is

a

short

term

increase

in

regulator

y

capital

applied

at
portfolio

level

to

account

for

model

input

data

deficiencies,

inadequate

model

performance

or

changes

to

regulatory

definitions
(e.g.

definition

of

default)

to

ensure

the

model

output

is

accurate,

complete

and

appropriate.
‘Potential

Future

Exposure

(PFE)

on

Derivatives’

A

regulatory

calculation

in

respect

of

the

Barclays

Group’s

potential

future

credit
exposure

on

both

exchange

traded

and

OTC

derivative

contracts,

calculated

by

assigning

a

standardised

percentage

(based

on

the
underlying

risk

category

and

residual

trade

maturity)

to

the

gross

notional

value

of

each

contract.
‘PRA

waivers’

PRA

approvals

that

specifically

give

permission

to

the

bank

to

either

modify

or

waive

existing

rules.

Waivers

are
specific

to

an

organisat

ion

and

require

applications

being

submitted

to

and

approved

by

the

PRA.
‘Primary

securitisations’

The

issuance

of

securities

(bonds

and

commercial

papers)

for

fund-raising.
‘Primary

Stress

Tests’

In

the

context

of

Traded

Market

Risk,

Stress

Testing

provides

an

estimate

of

potentially

significant

future
losses

that

might

arise

from

extreme

market

moves

or

scenarios.

Primary

Stress

Tests

apply

stress

moves

to

key

liquid

risk

factors
for

each

of

the

major

trading

asset

classes.
‘Prime

Services’

Involves

financing

of

fixed

income

and

equity

positions

using

Repo

and

stock

lending

facilities.

The

Prime

Services
business

also

provides

brokerage

facilitation

services

for

hedge

fund

clients

offering

execution

and

clearance

facilities

for

a

variety
of

asset

classes.

‘Principal’

In

the

context

of

a

loan,

the

amount

borrowed,

or

the

part

of

the

amount

borrowed

which

remains

unpaid

(excluding
interest).

‘Principal

Investments’

/

‘Private

equity

investments’

Investments

in

equity

securities

in

operating

companies

not

quoted

on

a
public

exchange.

Investment

in

private

equity

often

involves

the

investment

of

capital

in

private

companies

or

the

acquisition

of

a

Glossary

of

Terms

  112

public

company

that

results

in

the

delisting

of

public

equity.

Capital

for

private

equity

investment

is

rais

ed

by

retail

or

institutional
investors

and

used

to

fund

investment

strategies

such

as

leveraged

buyouts,

venture

capital,

growth

capital,

distressed

investments
and

mezzanine

capital.

‘Principal

Risks’

The

principal

risks

affecting

the

Barclays

Group

described

in

the

risk

review

section

of

the

Barclays

PLC

Annual
Report.
‘Pro

-cyclicality’

Movements

in

financial

variables

(including

capital

requirements)

follow

ing

natural

fluctuations

in

the

economic
cycle,

where

the

subsequent

impact

on

lending

or

other

market

behaviours

acts

as

an

amplification

of

the

economic

cycle

by

the
financial

sector.

‘Probability

of

Default

(PD)’

The

likelihood

that

a

loan

will

not

be

repaid

and

will

fall

into

default

.

PD

may

be

calculated

for

each
client

who

has

a

loan

(normally

applicable

to

wholesale

customers/clients)

or

for

a

portfolio

of

clients

with

similar

attributes
(normally

applicable

to

retail

customers).

To

calculate

PD,

Barclays

assesses

the

credit

quality

of

borrowers

and

other
counterparties

and

assigns

them

an

internal

risk

rating.

Multiple

rating

methodologies

may

be

used

to

inform

the

rating

decision

on
individual

large

credits,

such

as

internal

and

external

models,

rating

agency

ratings,

and

for

wholesale

assets

market

information
such

as

credit

spreads.

For

smaller

credits,

a

single

source

may

suffice

such

as

the

result

from

an

internal

rating

model.
‘Product

structural

hedge’

An

interest

rate

hedge

in

place

to

reduce

earnings

volatility

on

product

balances

with

an

instant

access
(such

as

non-interest

bearing

current

accounts

and

managed

rate

deposits)

and

to

smoothen

the

income

over

a

medium/long

term.

‘Properties

in

Possession

held

as

’Loans

and

Advances

to

Customers’’
Properties

in

the

UK

and

Italy

where

the

customer

continues
to

retain

legal

title

but

where

the

bank

has

enforced

the

possession

order

as

part

of

the

foreclosure

process

to

allow

for

the
disposal

of

the

asset

or

the

court

has

ordered

the

auction

of

the

pro

perty.
‘Properties

in

Possession

held

as

‘Other

Real

Estate

Owned’’
Properties

in

South

Africa,

where

the

bank

has

taken

legal

ownership
of

the

title

as

a

result

of

purchase

at

an

auction

or

similar

and

treated

as

‘Other

Real

Estate

Owned’

within

other

assets

on

the
bank’s

balance

sheet.
‘Proprietary

trading’

When

a

bank,

brokerage

or

other

financial

institution

trades

on

its

own

account,

at

its

own

risk,

rather

than

on
behalf

of

customers,

so

as

to

make

a

profit

for

itself.

‘Prudential

Regulation

Authority

(PRA)’

The

statutory

body

responsible

for

the

prudential

supervision

of

banks,

building

societies,
insurers

and

a

small

number

of

significant

investment

banks

in

the

UK.

The

PRA

is

a

subsidiary

of

the

Bank

of

England.

‘Prudential

valuation

adjustment

(PVA)’

A

calculation

which

adjusts

the

accounting

values

of

positions

held

on

balance

sheet

at

fair
value

to

comply

with

regulatory

valuation

standards,

which

place

greater

emphasis

on

the

inherent

uncertainty

around

the

value

at
which

a

trading

book

position

could

be

exited.
‘Public

benchmark’

Unsecured

medium

term

notes

issued

in

public

syndicated

transactions.

‘Qualifying

central

bank

claims’
An

amount

calculated

in

line

with

the

PRA

policy

statement

allowing

banks

to

exclude

claims

on

the
central

bank

from

the

calculation

of

the

leverage

exposure

measure,

as

long

as

these

are

matched

by

deposits

denominated

in

the
same

currency

and

of

identical

or

longer

maturity.

‘Qualifying

Revolving

Retail

Exposure

(QRRE)’

In

the

context

of

the

IRB

approach

to

credit

risk

RWA

calculations,

an

exposure
meeting

the

criteria

set

out

in

BIPRU

4.6.42

R

(2).

It

includes

most

types

of

credit

card

exposure.
‘Rates’

In

the

context

of

Investment

Bank

income

analysis,

trading

revenue

relating

to

gover

nment

bonds

and

linear

interest

rate
derivatives.
‘Re

-aging’
The

returning

of

a

delinquent

account

to

up-to

-date

status

without

collecting

the

full

arrears

(principal,

interest

and
fees).
‘Real

Estate

Mortgage

Investment

Conduits

(REMICs)’
An

entity

that

holds

a

fixed

pool

of

mortgages

and

that

is

separated

into
multiple

classes

of

interests

for

issuance

to

investors.
‘Recovery

book’

Represents

the

total

amount

of

exposure

which

has

been

transferred

to

recovery

units

who

set

and

implement
strategies

to

recover

the

Group’s

exposure.

‘Recovery

book

Impairment

Coverage

Ratio’

Impairment

allowance

held

against

recoveries

balances

express

ed

as

a

percentage

of
balance

in

recoveries.

‘Recovery

book

proportion

of

outstanding

balances’

Represents

the

amount

of

recoveries

(gross

month-end

customer

balances

of
all

accounts

that

have

charged

-off)

as

at

the

period

end

compared

to

total

outstanding

balances.

The

size

of

the

recoveries

book
would

ultimately

have

an

impact

on

the

overall

impairment

requirement

on

the

portfolio.

Balances

in

recoveries

will

decrease

if:
assets

are

written

-off;

amounts

are

collected;

or

assets

are

sold

to

a

third

party

(i.e.

debt

sale).

‘Regulatory

capital’

The

amount

of

capital

that

a

bank

holds

to

satisfy

regulatory

requirements.

‘Renegotiated

loans’

Loans

are

generally

renegotiated

either

as

part

of

an

ongoing

customer

relationship

or

in

response

to

an
adverse

change

in

the

circumstances

of

the

borrower.

In

the

latter

case

renegotiation

can

result

in

an

extension

of

the

due

date

of

Glossary

of

Terms

  113

payment

or

repayment

plans

under

which

the

Barclays

Group

offers

a

concessionary

rate

of

interest

to

genuinely

distressed
borrowers.

This

will

result

in

the

asset

continuing

to

be

overdue

and

will

be

individually

impaired

where

the

renegotiated

payments
of

interest

and

principal

will

not

recover

the

original

carrying

amount

of

the

asset.

In

other

cases,

renegotiation

will

lead

to

a

new
agreement,

which

is

treated

as

a

new

loan.
‘Repurchase

agreement

(Repo)’

/

‘Reverse

repurchase

agreement

(Reverse

repo)’

Arrangements

that

allow

counterparties

to

use
financial

securities

as

collateral

for

an

interest

bearing

cash

loan.

The

borrower

agrees

to

sell

a

security

to

the

lender

subject

to

a
commitment

to

repurchase

the

asset

at

a

specified

price

on

a

given

date.

For

the

party

selling

the

security

(and

agreeing

to
repurchase

it

in

the

future)

it

is

a

Repurchase

agreement

or

Repo;

for

the

counterparty

to

the

transaction

(buying

the

security

and
agreeing

to

sell

in

the

future)

it

is

a

Reverse

repurchase

agreement

or

Reverse

repo.

‘Reputation

risk’

The

risk

that

an

action,

transaction,

investment

or

event

will

reduce

trust

in

the

Barclays

Group’s

integri

ty

and
competence

by

clients,

counterparties,

investors,

regulators,

employees

or

the

public.
‘Re

-securitisations’

The

repackaging

of

Securitised

Products

into

securities.

The

resulting

securities

are

therefore

securitisation
positions

where

the

underlying

assets

are

also

predominantly

securitisation

positions.

‘Reserve

Capital

Instruments

(RCIs)’

Hybrid

issued

capital

securities

which

may

be

debt

or

equity

accounted,

depending

on

the
terms.

‘Residential

Mortgage

-Backed

Securities

(RMBS)’

Securities

that

represent

interests

in

a

group

of

residential

mortgages.

Investors

in
these

securities

have

the

right

to

cash

received

from

future

mortgage

payments

(interest

and/or

principal).

‘Residual

maturity’
The

remaining

contractual

term

of

a

credit

obligation

associated

with

a

credit

exposure.
‘Restructured

loans’

Comprises

loans

where,

for

economic

or

legal

reasons

related

to

the

debtor’s

financial

difficulties,

a

concession
has

been

granted

to

the

debtor

that

would

not

otherwise

be

considered.

Where

the

concession

results

in

the

expected

cash

flows
discounted

at

the

original

effective

interest

rate

being

less

than

the

loan’s

carrying

value,

an

impairment

allowance

will

be

raised.

‘Retail

Loans’

Loans

to

individuals

or

small

and

medium

sized

enterprises

rather

than

to

financial

institutions

and

larger

businesses.
It

includes

both

secured

and

unsecured

loans

such

as

mortgages

and

credit

card

balances,

as

well

as

loans

to

certain

smaller
business

customers,

typically

with

exposures

up

to

£3m

or

with

a

turnover

up

to

£5m.

‘Return

on

average

Risk

Weighted

Assets’

Statutory

profit

after

tax

as

a

proportion

of

average

RWAs.

‘Return

on

average

tangible

shareholders’

equity’

(RoTE)

Annualised
profit

after

tax

attributable

to

ordinary

equity

holders

of

the
parent,

as

a

proportion

of

average

shareholders’

equity

excluding

non-controlling

interests

and

other

equity

instruments

adjusted
for

the

deduction

of

intangible

assets

and

goodwill.

‘Return

on

average

allocated

tangible

equity’

Annualised
profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,

as

a
proportion

of

average

allocated

tangible

equity.
‘Risk

appetite’

The

level

of

risk

that

Barclays

is

prepared

to

accept

whilst

pursuing

its

business

strategy,

recognising

a

range

of
possible

outcomes

as

business

plans

are

implemented.
‘Risk

weighted

assets

(RWAs)’

A

measure

of

a

bank’s

assets

adjusted

for

their

associated

risks.

Risk

weightings

are

established

in
accordance

with

the

Basel

rules

as

implemented

by

CRR

and

local

regula

tors.
‘Risks

not

in

VaR

(RNIVS)’

Refers

to

all

the

key

market

risks

which

are

not

captured

or

not

well

captured

within

the

VaR

model
framework.
‘Sarbanes-Oxley

requirements’

The

Sarbanes-Oxley

Act

2002

(SOX),

which

was

introduced

by

the

US

Government

to

safeguard
against

corporate

governance

scandals

such

as

Enron,

WorldCom

and

Tyco.

All

US-listed

companies

must

comply

with

SOX.
‘Second

Lien’

Debt

that

is

issued

against

the

same

collateral

as

higher

lien

debt

but

that

is

subordinate

to

it.

In

the

case

of

default,
compensation

for

this

debt

will

only

be

received

after

the

first

lien

has

been

repaid

and

thus

represents

a

riskier

investment

than
the

first

lien.

‘Secondary

Stress

Tests’

Secondary

stress

tests

are

used

in

measuring

potential

losses

arising

from

illiquid

market

risks

that

cannot
be

hedged

or

reduced

within

the

time

period

covered

in

Primary

Stress

Tests.
‘Secured

Overnight

Financing

Rate

(SOFR)’
A

broad

measure

of

the

cost

of

borrowing

cash

overnight

collateralized

by

U.S.

Treasury
securities

in

the

repurchase

agreement

(repo)

market.

‘Securities

Financing

Transactions

(SFT)’

In

the

context

of

RWAs,

any

of

the

following

transactions:

a

repurchase

transaction,

a
securities

or

commodities

lending

or

borrowing

transaction,

or

a

margin

lending

transaction

whereby

cash

collateral

is

received

or
paid

in

respect

of

the

transfer

of

a

related

asset.

‘Securities

financing

transactions

adjustments’

In

the

context

of

leverage

ratio,

a

regulatory

add-

on

calculated

as

exposure

less
collateral,

taking

into

account

master

netting

agreements.

Glossary

of

Terms

  114

‘Securities

lending

arrangements’

Arrangements

whereby

securities

are

legally

transferred

to

a

third

party

subject

to

an

agreement
to

return

them

at

a

future

date.

The

counterparty

generally

provides

collateral

against

non

performance

in

the

form

of

cash

or
other

assets.

‘Securitisation’

Typically,

a

process

by

which

debt

instruments

such

as

mortgage

loans

or

credit

card

balances

are

aggregated

into

a
pool,

which

is

used

to

back

new

securities.

A

company

sells

assets

to

a

special

purpose

vehicle

(SPV)

which

then

issues

securities
backed

by

the

assets.

This

allows

the

credit

quality

of

the

assets

to

be

separated

from

the

credit

rating

of

the

original

borrower

and
transfers

risk

to

external

investors.

‘Set-off

clauses’

In

the

context

of

Counterparty

credit

risk,

contract

clauses

that

allow

Barclays

to

set

off

amounts

owed

to

us

by

a
counterparty

against

amounts

owed

by

us

to

the

counterparty.
‘Settlement

balances’

Are

receivables

or

payables

recorded

between

the

date

(the

trade

date)

a

financial

instrument

(such

as

a
bond)

is

sold,

purchased

or

otherwise

closed

out,

and

the

date

the

asset

is

delivered

by

or

to

the

entity

(the

sett

lement

date)

and
cash

is

received

or

paid.
‘Settlement

risk’

The

risk

that

settlement

in

a

transfer

system

will

not

take

place

as

expected,

usually

owing

to

a

party

defaulting

on
one

or

more

settlement

obligations.
‘Significant

Increase

in

Credit

Risk

(SICR)’

Barclays

assesses

when

a

significant

increase

in

credit

risk

has

occurred

based

on
quantitative

and

qualitative

assessments.
‘Slotting’

Slotting

is

a

Basel

2

approach

that

requires

a

standard

set

of

rules

to

be

used

in

the

calculation

of

RWAs,

based

upon

an
assessment

of

factors

such

as

the

financial

strength

of

the

counterparty.

The

requirements

for

the

application

of

the

Slotting
approach

are

detailed

in

BIPRU

4.5.
‘Sovereign

exposure(s)’

Exposures

to

central

governments,

including

holdings

in

governm

ent

bonds

and

local

government

bonds.

‘Specific

market

risk’

A

risk

that

is

due

to

the

individual

nature

of

an

asset

and

can

potentially

be

diversified

or

the

risk

of

a

price
change

in

an

investment

due

to

factors

related

to

the

issuer

or,

in

the

case

of

a

derivative,

the

issuer

of

the

underlying

investment.
‘Spread

risk’

Measures

the

impact

of

changes

to

the

swap

spread,

i.e.

the

difference

between

swap

rates

and

government

bond
yields.

‘SRB

ALRB’

The

systemic

risk

buffer

(SRB)

additional

leverage

ratio

buffer

(ALRB)

is

firm

specific

requirement

set

by

the

PRA

using

its
powers

under

section

55M

of

the

Financial

Services

and

Markets

Act

(2000).

Barclays

is

required

to

hold

an

amount

of

CET1

capital
that

is

equal

to

or

greater

than

its

ALRB.
‘Stage

1’

This

represents

financial

instruments

where

the

credit

risk

of

the

financial

instrument

has

not

increased

significantly

since
initial

recognition.

Stage

1

financial

instruments

are

required

to

recognise

a

12

month

expected

credit

loss

allowance.
‘Stage

2’

This

represents

financial

instruments

where

the

credit

risk

of

the

financial

instrument

has

increased

significantly

since
initial

recognition.

Stage

2

financial

instruments

are

required

to

recognise

a

lifetime

expected

credit

loss

allowance.
‘Stage

3’

This

represents

financial

instruments

where

the

financial

instrument

is

considered

impaired.

Stage

3

financial

instruments
are

required

to

recognise

a

lifetime

expected

credit

loss

allowance.
‘Standard

&

Poor’s’

A

credit

rating

agency.

‘Standby

facilities,

credit

lines

and

other

commitments’

Agreements

to

lend

to

a

customer

in

the

future,

subject

to

certain
conditions.

Such

commitments

are

either

made

for

a

fixed

period,

or

have

no

specific

maturity

but

are

cancellable

by

the

lender
subject

to

notice

requirements.

‘Statutory’

Line

items

of

income,

expense,

profit

or

loss,

assets,

liabilities

or

equity

stated

in

accordance

with

the

requirements

of
the

UK

Companies

Act

2006

and

the

requirements

of

International

Financial

Reporting

Standards

(IFRS).
‘Statutory

return

on

average

shareholders’

equity’

Statutory

profit

after

tax

attributable

to

ordinary

shareholders

as

a

proportion

of
average

shareholders’

equity.

‘STD’

/

‘Standardised

Approach’

A

method

of

calculating

RWAs

that

relies

on

a

mandatory

framework

set

by

the

regulator

to

derive
risk

weights

based

on

counterparty

type

and

a

credit

rating

provided

by

an

External

Credit

Assessment

Institute.

‘Sterling

Over

Night

Index

Average

(SONIA)’

Reflects

bank

and

building

societies’

wholesale

overnight

funding

rates

in

the

sterling
unsecured

market

administrated

and

calculated

by

the

Bank

of

England.
‘Stress

Testing’

A

process

which

involves

identifying

possible

future

adverse

events

or

changes

in

economic

conditions

that

could
have

unfavourable

effects

on

the

Barclays

Group

(either

financial

or

non-financial),

assessing

the

Barclays

Group’s

ability

to
withstand

such

changes,

and

identifying

management

actions

to

mitigate

the

impact.

‘Stressed

Value

at

Risk

(SVaR)’
An

estimate

of

the

potential

loss

arising

from

a

12-month

period

of

significant

financial

stress
calibrated

to

99%

confidence

level

over

a

10-day

holding

period.

Glossary

of

Terms

  115

‘Structured

entity’

An

entity

in

which

voting

or

similar

rights

are

not

the

dominant

factor

in

deciding

control.

Structured

entities

are
generally

created

to

achieve

a

narrow

and

well

defined

objective

with

restrictions

around

their

ongoing

activities.
‘Structural

hedge’

/

‘hedging’

An

interest

rate

hedge

in

place

to

reduce

earnings

volatility

and

to

smoothen

the

income

over

a
medium/long

term

on

positions

that

exist

within

the

balance

sheet

and

do

not

re-

price

in

line

with

market

rates.

See

also

‘Equity
structural

hedge’

and

‘Product

structural

hedge’.

‘Structural

model

of

default’
A

model

based

on

the

assumption

that

an

obligor

will

default

when

its

assets

are

insufficient

to

cover
its

liabilities.
‘Structured

credit’

Includes

legacy

structured

credit

portfolio

primarily

comprising

derivative

exposure

and

financing

exposure

to
structured

credit

vehicles.
‘Structured

finance/notes’

A

structured

note

is

an

investment

tool

that

pays

a

return

linked

to

the

value

or

level

of

a

specified

asset
or

index

and

sometimes

offers

capital

protection

if

the

value

declines.

Structured

notes

can

be

linked

to

equities,

interest

rates,
funds,

commodities

and

foreign

currency.
‘Sub-prime’

Sub-

prime

is

defined

as

loans

to

borrowers

typically

having

weakened

credit

histories

that

include

payment
delinquencies

and

potentially

more

severe

problems

such

as

court

judgments

and

bankruptcies.

They

may

also

display

reduced
repayment

capacity

as

measured

by

credit

scores,

high

debt-to

-income

ratios,

or

other

criteria

indicating

heightened

risk

of

default.
‘Subordinated

liabilities’

Liabilities

which,

in

the

event

of

insolvency

or

liquidation

of

the

issuer,

are

subordinated

to

the

claims

of
depositors

and

other

creditors

of

the

issuer.

‘Suprana

tional

bonds’

Bonds

issued

by

an

international

organisation,

where

membership

transcends

national

boundaries

(e.g.

the
European

Union

or

World

Trade

Organisation).
‘Synthetic

Securitisation

Transactions’

Securitisation

transactions

effected

through

the

use

of

derivatives.
‘Systemic

Risk

Buffer’

CET1

capital

that

may

be

required

to

be

held

as

part

of

the

Combined

Buffer

Requirement

increasing

the
capacity

of

UK

banks

to

absorb

stress

and

limiting

the

damage

to

the

econom

y

as

a

result

of

restricted

lending.
‘Tangible

net

asset

value

(TNAV)’

Shareholders’

equity

excluding

non-controlling

interests

adjusted

for

the

deduction

of

intangible
assets

and

goodwill.

‘Tangible

net

asset

value

per

share’

Calculated

by

dividing

share

holders’

equity,

excluding

non-controlling

interests

and

other
equity

instruments,

less

goodwill

and

intangible

assets,

by

the

number

of

issued

ordinary

shares.

‘Tangible

shareholders’

equity’

Shareholders’

equity

excluding

non-controlling

interests

and

other

equity

instruments

adjusted

for
the

deduction

of

intangible

assets

and

goodwill.

‘Term

premium’

Additional

interest

required

by

investors

to

hold

assets

with

a

longer

period

to

maturity.

‘The

Fundamental

Review

of

the

Trading

Book

(FRTB)’

Is

a

comprehensive

suite

of

capital

rules

developed

by

the

Basel

Committee
on

Banking

Supervision

as

part

of

Basel

III

applicable

to

banks’

wholesale

trading

activities.
‘The

Standardised

Approach

(TSA)’
Under

the

TSA,

banks

are

required

to

hold

regulatory

capital

for

operational

risk

equal

to

the
annual

average,

calculated

over

a

rolling

three-year

period,

of

the

relevant

income

indicator

(across

all

business

lines),

multiplied

by
a

supervisory

defined

percentage

factor

by

business

lines.

‘The

three

lines

of

defence’
The

three

lines

of

defence

operating

model

enables

Barclays

to

separate

risk

management

activities
between

those

client

facing

areas

of

the

Barclays

Group

and

associated

support

functions

responsible

for

identifying

risk,

operating
within

applicable

limits

and

escalating

risk

events

(first

line);

colleagues

in

Risk

and

Compliance

who

establish

the

limits,

rules

and
constraints

under

which

the

first

line

operates

and

monitors

their

performance

against

those

limits

and

constr

aints

(second

line);
and,

colleagues

in

Internal

Audit

who

provide

assurance

to

the

Board

and

Executive

Management

over

the

effectiveness

of
governance,

risk

management

and

control

over

risks

(third

line).

The

Legal

function

does

not

sit

in

any

of

the

thre

e

lines,

but
supports

them

all.

The

Legal

function

is,

however,

subject

to

oversight

from

Risk

and

Compliance

with

respect

to

operational

and
conduct

risks.
‘Tier

1

capital’

The

sum

of

the

Common

Equity

Tier

1

capital

and

Additional

Tier

1

capital.

‘Tier

1

capital

ratio’

The

ratio

which

expresses

Tier

1

capital

as

a

percentage

of

RWAs

under

CRR.

‘Tier

2

(T2)

capita
l’

A

type

of

capital

as

defined

in

the

CRR

principally

composed

of

capital

instruments,

subordinated

loans

and
share

premium

accounts

where

qualifying

conditions

have

been

met.
‘Tier

2

(T2)

securities’

Securities

that

are

treated

as

Tier

2

(T2)

capital

in

the

context

of

CRR.

‘Total

capital

ratio’
Total

Regulatory

capital

as

a

percentage

of

RWAs.
‘Total

Loss

Absorbing

Capacity

(TLAC)’

A

standard

published

by

the

FSB

which

is

applicable

to

G-SIBs

and

requires

a

G-SIB

to

hold

a
prescriptive

minimum

level

of

instruments

and

liabilities

that

should

be

readily

available

for

bail-in

within

resolution

to

absorb
losses

and

recapitalise

the

institution.

Glossary

of

Terms

  116

‘Total

outstanding

balance’
In

retail

banking,

total

outstanding

balance

is

defined

as

the

gross

month-end

custome

r

balances

on

all
accounts

including

accounts

charged

off

to

recoveries.

‘Total

return

swap’

An

instrument

whereby

the

seller

of

protection

receives

the

full

return

of

the

asset,

including

both

the

income
and

change

in

the

capital

value

of

the

asset.

The

buyer

of

the

protection

in

return

receives

a

predetermined

amount.
‘Total

balances

on

forbearance

programmes

coverage

ratio’

Impairment

allowance

held

against

Forbearance

balances

expressed

as
a

percentage

of

balance

in

forbearance.
‘Traded

Market

Risk’
The

risk

of

a

reduction

to

earnings

or

capital

due

to

volatility

of

trading

book

positions.

‘Trading

book’
All

positions

in

financial

instruments

and

commodities

held

by

an

institution

either

with

trading

intent,

or

in

order

to
hedge

positions

held

with

trad

ing

intent.
‘Traditional

Securitisation

Transactions’

Securitisation

transactions

in

which

an

underlying

pool

of

assets

generates

cash

flows

to
service

payments

to

investors.
‘Transitional’

When

a

measure

is

presented

or

described

as

being

on

a

transitional

basis,

it

is

calculated

in

accordance

with

the
transitional

provisions

set

out

in

Part

Ten

of

CRR.
‘Treasury

and

Capital

Risk’

This

comprises

of

Liquidity

Risk,

Capital

Risk

and

Interest

Rate

Risk

in

the

Banking

Book.
‘Twelve

month

expected

credit

losses’

The

portion

of

the

lifetime

ECL

arising

if

default

occurs

within

12

months

of

the

reporting
date

(or

shorter

period

if

the

expected

life

is

less

than

12

months),

weighted

by

the

probability

of

said

default

occurring.
‘Twelve

month

PD’

The

like

lihood

of

accounts

entering

default

within

12

months

of

the

reporting

date.
‘Unencumbered’

Assets

not

used

to

secure

liabilities

or

otherwise

pledged.

‘United

Kingdom

(UK)’

Geographic

segment

where

Barclays

operates

comprising

the

UK.

Also

see

‘Europe’.

‘UK

Bank

levy’

A

levy

that

applies

to

UK

banks,

building

societies

and

the

UK

operations

of

foreign

banks.

The

levy

is

payable

based
on

a

percentage

of

the

chargeable

equity

and

liabilities

of

the

bank

on

its

balance

sheet

date.

‘UK

leverage

exposure’
Is

calculated

as

per

the

PRA

rulebook,

where

the

exposure

calculation

also

includes

the

FPC’s
recommendation

to

allow

banks

to

exclude

claims

on

the

central

bank

from

the

calculation

of

the

leverage

exposure

measure,

as
long

as

these

are

matched

by

deposits

denominated

in

the

same

currency

and

of

identical

or

longer

maturity.
‘UK

leverage

ratio’
As

per

the

PRA

rulebook,

means

a

bank’s

tier

1

capital

divided

by

its

total

exp

osure

measure,

with

this

ratio
expressed

as

a

percentage.
‘Unfunded

credit

protection’

Is

a

technique

of

credit

risk

mitigation

where

the

reduction

of

the

credit

risk

on

the

exposure

of

an
institution

derives

from

the

obligation

of

a

third

party

to

pay

an

amount

in

the

event

of

the

default

of

the

borrower

or

the
occurrence

of

other

specified

credit

events.
‘US

Partner

Portfolio’

Co-branded

credit

card

programs

with

companies

across

various

sectors

including

travel,

entertainment,
retail

and

financial

sectors.

‘US

Residential

Mortgages’

Securities

that

represent

interests

in

a

group

of

US

residential

mortgages.

‘Valuation

weighted

Loan

to

Value

(LTV)

Ratio’

In

the

context

of

credit

risk

disclosures

on

secured

home

loans,

a

means

of
calculating

marked

to

market

LTVs

derived

by

comparing

total

outstanding

balance

and

the

value

of

total

collateral

we

hold

against
these

balances.

Valuation

weighted

loan

to

value

is

calculated

using

the

following

formula:

LTV

=

total

outstandings

in
portfolio/total

property

values

of

total

outstandings

in

portfolio.
‘Value

at

Risk

(VaR)’

A

measure

of

the

potential

loss

of

value

arising

from

unfavourable

market

movements

at

a

specific

confidence
level

and

within

a

specific

timeframe.
‘Weighted

off

balance

sheet

commitments’

Regulatory

add-ons

to

the

leverage

exposure

measure

based

on

credit

conversion
factors

used

in

the

Standardised

Approach

to

credit

risk.
‘Wholesale

loans’

/

‘lending’

Lending

to

larger

businesses,

financial

institutions

and

sovereign

entities.

‘Write

-off

(gross)’

The

point

where

it

is

determined

that

an

asset

is

irrecoverable,

or

it

is

no

longer

considered

economically

viable
to

try

to

recover

the

asset

or

it

is

deemed

immaterial

or

full

and

final

settlement

is

reached

and

the

shortfall

writte

n

off.

In

the
event

of

write-off,

the

customer

balance

is

removed

from

the

balance

sheet

and

the

impairment

allowance

held

against

the

asset

is
released.

Net

write-offs

represent

gross

write-offs

less

post

write

-

off

recoveries.

‘Wrong

-way

risk’
Arises,

in

a

trading

exposure,

when

there

is

significant

correlation

between

the

underlying

asset

and

the
counterparty,

which

in

the

event

of

default

would

lead

to

a

significant

mark

to

market

loss.

When

assessing

the

credit

exposure

of

a
wrong

-way

trade,

analysts

take

into

account

the

correlation

between

the

counterparty

and

the

underlying

asset

as

part

of

the
sanctioning

process.